

Notice of 2023 Annual Meeting of Shareowners and Proxy Statement

&

2022 Annual Report on Form 10-K



United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 20, 2023

Dear Fellow Shareowners:

2022 was a record year for UPS in many ways. For the first time in our 115-year history, UPS generated more than $100 billion in consolidated revenue. Additionally, our consolidated adjusted* operating margin reached 13.8%, the highest in 15 years, and adjusted* return on invested capital was 31.3%, up 50 basis points from 2021. We achieved these results, and much more, due to the hard work and efforts of our more than 500,000 employees and the outstanding service they provided to our customers. I continue to be impressed by the resiliency of our people and their commitment to moving our world forward by delivering what matters.

As the calendar year ended, I reflected on 2022 and how much changed during the year. We experienced geopolitical tensions including a war, high global inflation, China's pivot away from its zero-COVID policy and consumers' return to pre-pandemic shopping behaviors, all of which meant global supply chains had to continually adjust. But no matter what came our way, we stayed on strategy – Customer First, People Led, Innovation Driven. By executing our strategy and controlling what we could control, we delivered for our customers and shareowners in 2022. Here are some highlights:

- Grew small and medium-sized business (SMB) volume to 28.0% of total U.S. volume, driven by continued expansion of our Digital Access Program (DAP) and the launch of Deal Manager.

- Delivered excellent service to our customers around the globe, anchored by the fifth consecutive year of industry-leading service in the U.S.

- Increased the efficiency of our network by adding our 8th regional hub in the U.S. and implemented Total Service Plan to enable an on-time U.S. network.

- Opened our largest natural gas fueling station within our network and shifted to 100% renewable electricity in both global data centers.

- Launched smart package smart facility RFID label technology in 101 buildings in the U.S.

- Introduced our delivery density solution that uses upstream data to link packages together for last mile delivery, reducing cost in the network.

- Acquired Delivery Solutions and invested in CommerceHub as we combine digital solutions with our integrated physical network.

- Flexed the International network to match volume levels and generated an industry-leading adjusted operating margin.

- Added 6.1 million square feet of healthcare-compliant distribution space, including the acquisition of Bomi Group, and expanded UPS Premier to 45 countries to grow faster in global healthcare.

- Generated $9.0 billion in free cash flow* and repaid $2 billion of long-term debt to reach our targeted adjusted* debt/EBITDA of 1.4 turns.

- Returned $8.6 billion to shareowners, a 119% increase above 2021, consisting of $5.1 billion in dividends and $3.5 billion in share buybacks.

CUSTOMER FIRST, PEOPLE LED, INNOVATION DRIVEN

When we say Customer First, we mean it. We are laser-focused on reducing friction in the customer experience by improving how we acquire, engage and support customers, which is enabling us to grow in the most attractive parts of the market. This includes solutions like DAP, which makes it easier for SMBs to do business with UPS. DAP generated more than $2.3 billion in revenue in 2022. During the year we introduced Deal Manager, our digital pricing solution. Deal Manager applies pricing science to present the customer with the right offer the first time, enabling us to close deals faster and with better revenue quality. We are expanding DAP and Deal Manager to countries outside of the U.S., with DAP already available in 42 countries and Deal Manager expanding to more than 40 countries. We track progress in Customer First by improvements in our Net Promoter Score (NPS). In 2022, we made strong gains in 16 customer journeys, including the three most important: negotiate value, reroute a package and resolve a claim. The improvements we saw in our NPS outpaced the competition, and we finished the year at 42**, putting us well on our way to our target NPS of 50.

Moving to the People Led part of our strategy, our people are our most valuable asset, and it is important to us that every UPSer views our company as a great place to work. We know that when we take care of our people, they will take care of our customers. In 2022, we invested in our people to equip them with digital fluency skills, and under Total Service Plan, we created individualized dispatch plans for our drivers to give them more choice over the hours they work. For our front-line employees, we've accelerated investments to make their work environments better by improving lighting, adding fresh paint, renovating restrooms and breakrooms, and installing additional cooling stations. We have great jobs with industry-leading pay and benefits and great relationships with our employees. In fact, in 2022 we reached contract extension agreements with the Independent Pilots Association and our aircraft maintenance technicians. Soon we will begin contract negotiations with the Teamsters and we believe a win-win-win outcome is very achievable. And for our nearly 40,000 full-time management employees, we changed the composition of their pay by increasing the cash component, taking action to address their top area of concern. We measure our progress in People Led by how likely an employee is to recommend others to work at UPS. When I joined UPS, likelihood to recommend (LTR) was 51%, and in 2022 it reached 60%. Our goal is to reach an LTR of 80% or higher.

Lastly, Innovation Driven is about driving more productivity from the assets we own. Throughout the year, we leveraged the agility of our global integrated network to navigate the dynamic macro environment. Our engineers and operating teams used technology to guide their decisions to adjust the network in line with volume levels while providing outstanding service to our customers. Productivity initiatives like Total Service Plan, our smart package smart facility RFID technology and additional automation are unlocking greater efficiency and flexibility across our network. And we aim to make it even smarter, more automated and more efficient. On the environmental front, in 2022 we took delivery of over 2,300 alternative fuel and advanced technology vehicles, bringing our rolling laboratory to more than 15,600. Also in 2022, we created a growth platform we call logistics as a service, which adds new digital capabilities to our best-in-class integrated network. Under this platform, we launched our upstream delivery density solution where we continue to add customers and are seeing positive results. We measure Innovation Driven by delivering higher returns on invested capital, and in 2022, we delivered an adjusted* return on invested capital of 31.3%, 50 basis points above 2021.

As an innovation-driven company guided by a strong purpose, our culture centers around the values established by our founder Jim Casey. He believed that we should give back to the communities we serve, and that we have a responsibility to all stakeholders for social and environmental stewardship. We approach sustainable development holistically to ensure our cross-functional sustainability initiatives align with our Customer First, People Led, Innovation Driven strategy. The execution of our strategy will help us reach our goals of carbon neutrality by 2050 and improving the well-being of one billion lives by 2040. We have an action plan to get us there and we are committed to pursuing planet-friendly solutions that enable us to continue to take care of our employees and serve our customers, stakeholders and communities without compromising the ability of future generations to meet their own needs.

BETTER AND BOLDER

Over the past two and a half years, we have fundamentally improved nearly every aspect of our business under our better not bigger framework, resulting in greater agility and stronger financial performance. Building on this foundation, we are transitioning to the next phase of our strategic framework... better and bolder. We will always get better and will continue to focus on growing value share, improving the customer experience and driving higher productivity from the assets we own. Bolder is about moving faster to grow in our targeted market segments and combining digital solutions with our global integrated network. It's about growing our business around the edges to create powerful new offerings like logistics as a service. This suite of digital solutions further transforms the customer experience and creates new revenue streams for UPS.

Looking at the macro in 2023, the current environment is uncertain at best; however, we believe uncertainty creates opportunity. To that end, we are accelerating investments with a focus on three wildly important initiatives: improving the customer value proposition, increasing talent development and employee engagement, and leveraging our physical network with our digital platform to drive efficiency and logistics as a service. The agility of our integrated network, coupled with continued investment in our business, will enable us to quickly pivot as needed in an uncertain environment and enhance our ability to capture growth opportunities as we come out of this cycle.

To wrap up, I want to encourage all shareowners to vote your shares at our Annual Meeting in May. This is your opportunity to share your views with us. We listen and take your feedback into account as we seek to grow our business, further improve governance and create long-term shareowner value. As we approach the Annual Meeting, I encourage you to contact us with any questions or feedback at 404-828-6059.

UPS has a proud past and an even brighter future, and we believe our best days are ahead of us. We will get there by making bolder moves to digitally transform the customer experience to drive growth while continuing to drive efficiency in our integrated network. UPS is a remarkable company and it's your company. We thank you for your support.

Carol B. Tomé
Chief Executive Officer

*See reconciliation of Non-GAAP financial measures on page A1.

**Score calculated following a change in methodology adopted in 2022.

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Notice of 2023 Annual Meeting
of Shareowners and Proxy Statement

Thursday, May 4, 2023
8:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/UPS2023

Table of Contents



United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 20, 2023

Dear Fellow Shareowners:

It is my pleasure to invite you to the 2023 Annual Meeting of Shareowners. This is your opportunity to share your views with the Company and the board. We value your feedback and take it into account as we execute our board responsibilities.

UPS achieved a number of important milestones in 2022. We celebrated the Company's 115th anniversary and successfully implemented the Company's *Customer First, People Led, Innovation Driven* strategy. This resulted in revenue of over $100 billion for the first time in our 115-year history! The Company also reached its consolidated operating margin and return on invested capital goals one year earlier than originally anticipated, confirming management's successful execution of its *Better not Bigger* strategic framework, including efforts to optimize operations and improve the Company's cost structure.

These results were delivered through a relentless focus on outstanding customer service, facilitated by the hard work and dedication of approximately 536,000 UPSers around the globe. The Company continued to create value for its customers and shareowners, even during a challenging operating environment, and despite evolving competitive pressures. Because of this success, we were able to return over $8.6 billion to shareowners in 2022 through dividends and share repurchases.

The board understands that short-term operational and financial results alone are not enough. I am proud to be affiliated with a Company that also has a long history of environmental and social responsibility and a culture of doing the right thing. Furthermore, our board has implemented a number of governance measures to enhance its oversight of matters important to key stakeholders, including our customers, investors, employees and communities. We have a diverse board, which facilitates better decision-making and contributes to the success of our Company. We also continue to oversee the Company's progress towards its environmental and social goals. This commitment to good governance practices is an important driver of long-term value creation for shareowners. The information in this Proxy Statement and the Company's other disclosures provide a glimpse into how this culture has helped the Company thrive and execute its strategy with a sense of purpose.

Finally, it is with regret that I am announcing Ann Livermore's retirement from the board at the Annual Meeting. When Ann joined the board in 1997, UPS was a private company. Ann has ably served on every committee of the board during her tenure and has been highly effective serving as chair of the Compensation and Human Capital Committee since 2013. She is a role model for countless women in the business community, and a leader on our board. On behalf of the entire board, I want to thank Ann for her exemplary service.

In closing, I want to encourage all my fellow shareowners to vote. As we approach the Annual Meeting, please contact us with any questions or feedback at 404-828-6059.

On behalf of the entire Board of Directors, thank you for your continued support.



William Johnson
UPS Board Chair



Notice of Annual Meeting

UNITED PARCEL SERVICE, INC.

55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

- **Date and Time:** May 4, 2023, 8:00 a.m. Eastern Time

- **Place:** The United Parcel Service, Inc. 2023 Annual Meeting of shareowners will be held exclusively online via webcast at: www.virtualshareholdermeeting.com/UPS2023.

- **Record Date:** March 9, 2023

- **Distribution Date:** A Notice of Internet Availability of Proxy Materials or the Proxy Statement is first being sent to shareowners on or about March 20, 2023.

- **Voting:** Holders of class A common stock are entitled to 10 votes per share; holders of class B common stock are entitled to one vote per share. **Your vote is important. Please vote as soon as possible through the Internet, by telephone or by signing and returning your proxy card (if you received a paper copy of the proxy card). Your voting options are described on the Notice of Internet Availability of Proxy Materials, voting instruction form and/or proxy card. Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting.**

- **Attending the Meeting:** You or your proxy holder can participate, vote and ask questions at the meeting by visiting www.virtualshareholdermeeting.com/UPS2023 and using your 16-digit control number found on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. Shareowners who do not receive a 16-digit control number should consult their voting instruction form or Notice of Internet Availability of Proxy Materials and may need to request a legal proxy from their bank, broker or other nominee in advance of the meeting in order to participate. For more information, see page 93.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be Held on May 4, 2023: The Proxy Statement and our 2022 Annual Report are available at www.proxyvote.com. Questions? Call 404-828-6059 (option 2).

By order of the Board of Directors

Norman M. Brothers, Jr.
Secretary
Atlanta, Georgia
March 20, 2023

United Parcel Service, Inc. 2023 Annual Meeting of Shareowners
Items of Business

	Voting Choices	Board Voting Recommendations	Page
Company Proposals:			
1. Elect 12 director nominees named in the Proxy Statement to serve until the 2024 Annual Meeting and until their respective successors are elected and qualified	• Vote for all nominees • Vote against all nominees • Vote for some nominees and against others • Abstain from voting on one or more nominees	**FOR EACH NOMINEE**	**22**
2. Advisory vote to approve named executive officer compensation	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	**FOR**	**65**
3. Advisory vote on the frequency of future advisory votes to approve named executive officer compensation	• Vote for an advisory vote every year • Vote for an advisory vote every two years • Vote for an advisory vote every three years • Abstain from voting on the proposal	**EVERY YEAR**	**66**
4. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2023	• Vote for ratification • Vote against ratification • Abstain from voting on the proposal	**FOR**	**69**
Shareowner Proposals:			
5. - 11. Advisory votes on 7 shareowner proposals, only if properly presented	• Vote for each proposal • Vote against each proposal • Abstain from voting on the proposals	**AGAINST EACH PROPOSAL**	**72**



Proxy Statement

UNITED PARCEL SERVICE, INC.

55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

This Proxy Statement contains important information about the 2023 Annual Meeting of Shareowners (the "Annual Meeting"). We are providing these proxy materials to you because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. The Annual Meeting will be held online only on May 4, 2023, at 8:00 a.m. Eastern Time, at www.virtualshareholdermeeting.com/UPS2023. Shareowners can participate, ask questions and vote during the meeting through this website.

All properly executed written proxies, and all properly completed proxies submitted through the Internet or by telephone, that are delivered pursuant to this solicitation will be voted at the Annual Meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to the completion of voting at the meeting. Only owners of record of shares of the Company's common stock as of the close of business on March 9, 2023 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting (or any adjournment or postponement of the Annual Meeting). We are first mailing this Proxy Statement on or about March 20, 2023.

Proxy Statement Summary

The following summary highlights key information contained elsewhere in this Proxy Statement.

Corporate Governance

Some of our key governance policies and practices include:

- A **diverse and independent board**; all our directors are independent, other than our Chief Executive Officer ("CEO");

- An **independent Board Chair** who is highly engaged and experienced;

- **Executive sessions** of our **independent directors** at each board meeting;

- **Annual elections** for all directors; **majority voting** in uncontested director elections;

- Full board engagement in the **strategic planning** process, including an in-depth annual strategy review and overseeing progress throughout the year;

- A Risk Committee consisting entirely of independent members that is responsible for **oversight of enterprise risks, including cybersecurity risks**;

- Regular evaluations of governance policies and practices, making changes when appropriate; including recently delegating additional **cybersecurity oversight responsibilities** to the Risk Committee, delegating additional **human capital oversight responsibilities** to the

Compensation and Human Capital Committee, and adopting a **director overboarding policy;**

- Regular **engagement with stakeholders on environmental, social and governance ("ESG") matters;** during this proxy season management contacted holders of over 47% of our class B common stock to discuss sustainability goals and initiatives, commitments to social justice and executive compensation matters;

- **Annual** board and committee **self-evaluations,** including one-on-one director discussions with the independent Board Chair;

- Comprehensive **director orientation program**;

- Robust **stock ownership guidelines**, including a target ownership of **eight times annual salary** for the CEO, **five times annual salary** for other executive officers and **five times the annual retainer** for directors; and

- **Restrictions on** executive officers and directors **hedging or pledging** their ownership in UPS stock.

2023 Director Nominees

Highlights

92% Independent   **61 years** Average age   **7.9 years** Average tenure

42% Female   **33%** Ethnically diverse

Summary information about our director nominees is below. As a group, we believe our 12 director nominees have the appropriate skills and experience to effectively oversee and constructively challenge management's performance in the execution of our strategy. Ann Livermore, who has served as a director since 1997, is not up for re-election at the 2023 Annual Meeting. We thank Ann for her years of dedicated service and for her significant contributions to UPS. For more information about our director nominees, see page 22.

Name	Director Since	Principal Occupation	Committee(s)
Independent Directors			
Rodney Adkins	2013	Former Senior Vice President, International Business Machines Corporation	– Risk (Chair) – Compensation and Human Capital
Eva Boratto	2020	Chief Financial Officer, Opentrons Labworks, Inc.	– Audit (Chair)
Michael Burns	2005	Former Chairman, President and Chief Executive Officer, Dana Incorporated	– Audit
Wayne Hewett	2020	Senior Advisor to Permira, and Non-Executive Chairman of Cambrex Corporation	– Audit
Angela Hwang	2020	Chief Commercial Officer and President, Pfizer Biopharmaceuticals Business, Pfizer, Inc.	– Audit
Kate Johnson	2020	President and Chief Executive Officer, Lumen Technologies, Inc.	– Nominating and Corporate Governance – Risk
William Johnson[1]	2009	Former Chairman, President and Chief Executive Officer, H.J. Heinz Company	– Nominating and Corporate Governance (Chair) – Executive
Franck Moison	2017	Former Vice Chairman, Colgate-Palmolive Company	– Nominating and Corporate Governance – Risk
Christiana Smith Shi	2018	Former President, Direct-to-Consumer, Nike, Inc.	– Compensation and Human Capital – Risk
Russell Stokes	2020	President and Chief Executive Officer, Commercial Engines and Services, GE Aerospace	– Compensation and Human Capital – Nominating and Corporate Governance
Kevin Warsh	2012	Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University	– Compensation and Human Capital – Nominating and Corporate Governance
Non-Independent Director			
Carol Tomé	2003	UPS Chief Executive Officer	– Executive (Chair)

(1) Independent Board Chair

Executive Compensation

Compensation Practices

A significant portion of executive compensation is at-risk and tied to Company performance. This aligns executive decision-making with the long-term interests of our shareowners. We also have a longstanding owner-manager culture. Compensation practices that support these principles include:

- A **balanced** mix of **cash and equity**, providing a degree of financial certainty and appropriate incentives to retain and motivate executives;
- Performance incentive equity awards which vest over multiple years, furthering both **retention** and **incentive** goals;
- **Multiple distinct goals** for annual and long-term performance incentive awards, avoiding overemphasis on any one metric and mitigating excessive risk-taking;
- Long-term performance incentive awards with a **three-year performance period**;
- Stock option awards that **vest** over a **five-year period** and only provide value if our stock price increases;
- Incentive compensation plans that include **clawback provisions**;
- Incentive compensation plan awards require a "**double trigger**" — both a change in control and a termination of employment — to accelerate vesting; and
- **No tax gross-ups** on equity awards or golden parachute excise taxes.

2022 Compensation Actions

Key 2022 compensation decisions affecting our executive officers included:

- Most total direct compensation was performance-based and considered "at risk" (90% for the CEO and 86% for all other named executive officers ("NEOs") as a group), page 35;
- Base salary increases as a result of the annual salary review process, page 37;
- Bifurcated performance period for the annual incentive awards in light of continued economic uncertainty due to the COVID-19 pandemic, page 38;
- Annual incentive awards were earned at target, page 40; and
- Previously granted 2020 Long-Term Incentive Performance ("LTIP") awards, which had three-year performance goals ending in 2022, were earned above target, page 43.

For a discussion of important decisions made by the Compensation and Human Capital Committee during 2022 that will impact compensation in future years, see page 40.

Say on Pay Vote and Say on Pay Voting Frequency

We maintain executive compensation programs that support the long-term interests of our shareowners. We provide shareowners the opportunity to vote annually, on an advisory basis, to approve the compensation of our NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in this Proxy Statement. For more information, see page 65.

The board recommends you vote **FOR** the advisory vote to approve NEO compensation.

In addition, the Dodd-Frank Act and Section 14A of the Exchange Act requires us to provide shareowners with the opportunity to indicate, on an advisory basis at least once every six years, their preferences as to the frequency of future advisory votes to approve NEO compensation. Beginning in 2020, we voluntarily began providing shareowners with an annual say on pay vote. For more information, see page 66.

The board recommends that you vote for future advisory votes to approve NEO compensation to be held **EVERY YEAR**.

Ratify the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2023. The board recommends you vote **FOR** the ratification of the appointment of Deloitte & Touche LLP. For more information, see page 69.

Shareowner Proposals

For the reasons described in this Proxy Statement, the board recommends you vote **AGAINST** the shareowner proposals. Information about these proposals starts on page 72.

Corporate Governance

The Board of Directors is accountable to shareholders and operates within a governance structure that we believe provides appropriate checks and balances to create long-term value. The board's responsibilities include:

- Establishing an appropriate corporate governance structure;

- Supporting and overseeing management in setting long-term strategic goals and applicable measures of value-creation;

- Providing oversight on the identification and management of materials risks;

- Establishing appropriate executive compensation structures; and

- Monitoring business issues that have the potential to significantly impact the Company's long-term value.

We regularly review and update our corporate governance policies and practices in response to the evolving needs of our business, shareowner and other stakeholder feedback, regulatory changes, and other corporate developments. Following is an overview of our corporate governance structure and processes, including key aspects of our board operations.

Selecting Director Nominees

Maintaining a board of individuals independent of management, with the appropriate skills and experience, and of the highest personal character, integrity and ethical standards, is critical to the proper functioning of the board. The Nominating and Corporate Governance Committee seeks to promote diversity in the boardroom with respect to **gender, age, ethnicity, skills, experience, perspectives, and other factors.** Our directors' biographies beginning on page 22 highlight factors that the board considered when nominating these individuals.

Nomination Process

1   **Board Composition Review**

The board's annual self-evaluation helps the Nominating and Corporate Governance Committee identify needs by **assessing areas where additional diversity, perspectives, expertise, skills or experience may be desired**. The Nominating and Corporate Governance Committee also conducts regular in-depth board composition reviews.

2   **Candidate Identification**

The Nominating and Corporate Governance Committee uses a variety of sources to identify a diverse pool of potential candidates. Sources include board members, members of management, independent consultants and shareowner recommendations. Prospective candidates are evaluated after taking into account feedback from consultants, management and board members, candidate background and qualification reviews, and open discussions between the Nominating and Corporate Governance Committee and the full board. This process allows for **active and ongoing consideration** of potential directors with a **focus on long-term** Company strategy.

3   **Shortlisted Candidates**

The Nominating and Corporate Governance Committee maintains a diverse list of potential director candidates according to desired skills, experiences and backgrounds. The list is reviewed at each Nominating and Corporate Governance Committee meeting and updated as appropriate. Each candidate is evaluated to ensure that existing and planned future commitments would not materially interfere with expected responsibilities to the Company.

4   **Recommendation, Nomination and Election**

Candidates recommended by the Nominating and Corporate Governance Committee and approved by the board are nominated for election. **Directors are elected annually**.

Result: 5 new independent directors added since 2020; 42% director refreshment since 2020.

Shareowner Recommendations, Nominations and Proxy Access

Shareowner recommended director candidates are considered on the same basis as recommendations from other sources. Shareowners can recommend a candidate by writing to the following address: UPS Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Submissions must contain the prospective candidate's name and a detailed description of the experience, qualifications, attributes and skills that make the individual a suitable director candidate. We also provide proxy access for shareowner director nominees. A single shareowner, or group of up to 20 shareowners, that has owned at least 3 percent of UPS's outstanding stock continuously for at least three years, may include up to 20 percent of the board seats or two directors (whichever is greater), as director nominees in UPS's proxy materials for an annual meeting of shareowners. Our Bylaws set forth the requirements for the formal shareowner nomination process for director candidates. For additional information, see page 97.

Board Leadership Structure

Based on the periodic evaluation and recommendation of the Nominating and Corporate Governance Committee, the board determines the most appropriate board leadership structure, including who should serve as Board Chair, and whether the roles of Board Chair and CEO should be separated or combined. In making this determination, the board evaluates a number of factors, including professional experience, operational responsibilities and corporate governance developments, into account.

Beginning in October 2020, in connection with Carol Tomé's election as CEO, the board determined that it was in the best interests of the Company to enable Carol to focus on leading the Company, and separated the roles of Chair and CEO. Bill Johnson, who had been serving as our independent Lead Director, was appointed Board Chair.

Bill has served on our board since 2009 and served as independent Lead Director from 2016 until October 2020. He has deep institutional knowledge of the Company and provides strong continuity of leadership. He devotes significant time to understanding our business and communicating with the CEO, and other directors, between meetings. He draws on his extensive knowledge of our business, industry, strategic priorities and competitive developments to set the board's agendas in collaboration with the CEO, and he seeks to ensure that board meetings are productive and interactions with the directors facilitate a useful exchange of viewpoints. Carol is available to all directors between meetings and meets regularly with the Board Chair, and with the directors individually and as a group, to receive feedback from the board. Bill's collaboration with Carol allows the board to focus attention on the issues of greatest importance to the Company and its shareowners and our CEO to focus primarily on leading the Company.

Furthermore, all the members of each of the Audit Committee, the Compensation and Human Capital Committee, the Nominating and Corporate Governance Committee and the Risk Committee are independent. Each committee is led by a chairperson who sets the meeting agendas and reports to the full board on the committee's work. Additionally, the independent directors meet in executive session without management present at each board meeting, as described below.

Executive Sessions of Independent Directors

Directors hold executive sessions without management present at each regular board meeting. The Board Chair determines the agenda and presides at each session. The Board Chair generally invites the CEO to join a portion of the executive session to receive feedback from the board and when deemed appropriate otherwise. In addition, during the year the Board Chair meets individually with each director to discuss issues that are important to the board and to solicit and provide further feedback.

Board and Committee Evaluations

The board's performance is critical to our long-term success and the protection of stakeholders' interests. The board employs both an ongoing informal and a formal annual process to evaluate its performance and the contributions of individual directors to the successful execution of the board's obligations. The Board Chair frequently considers the performance of the board and the board's committees and has informal discussions about individual director contributions to the board. The Board Chair shares feedback from these discussions with the full board and with individual board members. In addition, during 2022 the Board Chair met individually with each director to discuss overall board effectiveness and performance and potential 2023 board agenda items.

Formal Evaluation Process

1	**Detailed Formal Annual Evaluation Process**
	The Board of Directors, Audit Committee, Compensation and Human Capital Committee, Nominating and Corporate Governance Committee, and Risk Committee each conduct an annual self-assessment. The Nominating and Corporate Governance Committee oversees the annual board assessment process and the implementation of the annual committee self-assessments.
2	**Questionnaires**
	All board and committee members complete a detailed confidential questionnaire each year. The questionnaire provides for quantitative ratings in key areas, including overall board effectiveness, meeting effectiveness, access to information, information format, board committee structure, access to management, succession planning, meeting dialogue, communication with the CEO, operational reporting, financial oversight, capital structure and financing, capital spending, long-term strategic planning, risk oversight, crisis management and time management. The questionnaire also allows directors to provide written feedback and make detailed anonymous comments.
3	**Review**
	The results of the committee self-assessments are reviewed by each committee and discussed with the full board. The Nominating and Corporate Governance Committee Chair reviews the results of committee self-assessments and discusses the responses with the chairs of the other board committees as appropriate. The Nominating and Corporate Governance Committee Chair also reviews and discusses the board evaluation results with the full board.
4	**Follow-up**
	Matters requiring follow-up are addressed by the Nominating and Corporate Governance Committee Chair or the chairs of the other committees as appropriate.
Result	Feedback from evaluations has led to several improvements in board operations, including the format and delivery of board meeting materials, board meeting agendas and recurring topics, strategic planning and oversight, director recruitment practices and orientation, allocation of responsibilities among the board's committees and succession planning.

Board Refreshment and Succession



7.9 years nominee average tenure	
Newer directors (< 3 years)	■■■■■
Medium-tenured directors (3-10 years)	■■■
Longer-tenured directors (> 10 years)	■■■■

The Nominating and Corporate Governance Committee regularly evaluates board composition and necessary skills as our business evolves over time. We seek a balance of knowledge and experience that comes from longer-term board service with new ideas and perspectives that can come from newer directors. Since 2020, we have added five new directors, and have had four directors retire. The average tenure of the director nominees reflects an appropriate balance between different perspectives brought by newer and long-serving directors.

Board Oversight of Strategic Planning

The board's responsibilities include oversight of strategic planning. Effective oversight requires a high level of constructive engagement between management and the board. The board leverages its substantial experience and expertise and is fully engaged in the Company's strategic planning process. Management develops and prioritizes strategic plans on an annual basis. Management then reviews these plans with the board on an annual basis, along with the Company's challenges, opportunities, industry dynamics, and legal, regulatory and governance developments, and other factors.

Management provides the board comprehensive updates throughout the year regarding progress on the Company's strategic plans. Management also provides regular updates regarding the achievement of the Company's financial and other goals. In addition, the CEO communicates regularly with the board on important business opportunities, financial and operational performance matters, risks and other developments such as sustainability, human capital, labor and customer relations, both during and outside the regular board meeting cycle.

Management Development and Succession Planning

Succession planning and talent development are important at all levels within our organization. The board oversees management's emergency and long-term succession plans at the executive officer level, most importantly the CEO position. The board annually reviews succession plans for senior management including the CEO, all in the context of the Company's overall business strategy and with a focus on risk management. More broadly, the board and the Compensation and Human Capital Committee are regularly updated on key talent indicators for the overall workforce, including diversity, recruiting and development programs.

The board's succession planning activities are ongoing and strategic and are supported by board committees and independent third-party consultants as needed. In addition, the CEO annually provides an assessment to the board of senior leaders and their potential to succeed at key senior management positions. As a part of this process, potential leaders interact with board members through formal presentations and during informal events.

We also utilize a formal director engagement program in which directors meet with individual executive officers, visit Company operations, participate in employee events and receive in-depth subject matter updates outside of the regular board meeting process. These additional engagements encourage the ongoing exchange of ideas and information between directors and management, facilitate the board's oversight responsibilities, and support management development and succession planning efforts.

Risk Oversight

Board Oversight of Risk

Board of Directors

Risk management oversight is an essential board responsibility. The board regularly discusses our most significant risks and how these risks are being managed. The Company's enterprise risk management process is designed to identify potential events that may affect the achievement of the Company's objectives or have a material adverse effect on the Company. The board reviews periodic assessments from this process and participates in the Company's annual risk survey. The board has delegated to its standing committees specific risk oversight responsibilities as set out below and receives regular reports from the committees on appropriate areas of risk management.

Risk Committee	Audit Committee	Compensation and Human Capital Committee	Nominating and Corporate Governance Committee
Oversees management's identification and evaluation of strategic enterprise risks, including risks associated with intellectual property, operations, privacy, technology, information security, cybersecurity and cyber incident response, and business continuity.	Oversees policies with respect to financial risk assessment, including guidelines to govern the process by which major financial and accounting risk assessment and management is undertaken.	Considers risks associated with compensation policies and practices, with respect to both executive compensation and compensation generally, and considers other human capital risks.	Considers risks related to certain ESG matters, including succession planning, political contributions and lobbying, sustainability and stakeholder engagement related risks.

The Company's Chief Legal and Compliance Officer, Chief Digital and Technology Officer, Chief Information Security Officer, and the Vice President of Compliance and Internal Audit each meet individually with the Risk Committee on a regular basis. The Chair of the Risk Committee also meets frequently with the Chief Digital and Technology Officer between meetings.

The Risk Committee updates the board annually on the Company's enterprise risk management survey and risk assessment results. The board provides feedback to the Company about significant enterprise risks and assesses the Company's identification of its most significant risk areas. The Risk Committee also coordinates with the Audit Committee, including through periodic joint meetings, to enable the Audit Committee to perform its risk related responsibilities.

In 2022, the Risk Committee's charter was updated to provide additional clarity around the Committee's cybersecurity oversight responsibilities. In addition to reviewing the Company's approach to cybersecurity risk assessment and mitigation, the Risk Committee;

- annually reviews the Company's cybersecurity insurance program;
- at each meeting is briefed by the Chief Information Security Officer on cybersecurity risks, compliance, cybersecurity training programs, risk mitigation activities, key information security projects, opportunities and industry developments;

- reviews at least annually the Company's cybersecurity budget;
- reviews at each meeting the results of various internal cybersecurity audits; and
- reviews periodic independent third-party assessments and audits of the Company's cybersecurity programs.

The Risk Committee also periodically receives briefings by outside experts on cybersecurity matters, and individual Risk Committee members have participated in various cybersecurity training programs.

The Audit Committee has additional risk assessment and risk oversight responsibilities, specifically with respect to financial risk assessment. The Chief Legal and Compliance Officer, CEO, Chief Financial Officer and Vice President of Compliance and Internal Audit each meet individually with the Audit Committee on a regular basis.

In addition, the Company's Chief Legal and Compliance Officer reports directly to our CEO, providing visibility into the Company's risk profile. The board believes that the work undertaken by its committees, together with the work of the full board and the Company's senior management, enables effective oversight of the Company's management of risk.

Stakeholder Engagement

Maintaining open and honest dialogs with our stakeholders is an important component of our corporate culture. Our management team participates in numerous investor meetings throughout the year to discuss our business, strategy and financial results. This includes in-person, telephone and webcast conferences, as well as key site visits.

In addition, each year we undertake an ESG stakeholder outreach program in which we discuss progress on our ESG journey. This year we contacted holders of over 47% of our class B common stock as a part of this program. Engagement provides us with the opportunity to understand issues of significant importance to stakeholders and to receive feedback on our practices and disclosures. Similarly, it provides us with an opportunity to discuss how management believes its actions are aligned with long-term value creation.

We also proactively correspond with other key stakeholders throughout the year. We share feedback from our financial and ESG engagements with the board, the Compensation and Human Capital Committee, and the Nominating and Corporate Governance Committee as appropriate.



We consider the views of our shareowners and other stakeholders when evaluating our ESG policies and practices; for example, in recent years we have:

- Announced a number of environmental, social and human capital goals, including a carbon neutral by 2050 goal;
- Accelerated our sustainability reporting;
- Increased disclosures around individual director racial, ethnic and gender diversity;
- Increased our commitments to diversity, equity and inclusion, volunteerism and charitable giving;
- Separated the Board Chair and CEO roles;
- Appointed an independent Board Chair;
- Increased board diversity;
- Committed to expanding reporting on lobbying activities;
- Revised the Risk Committee charter to specifically identify cybersecurity oversight responsibilities; and
- Revised the Compensation and Human Capital Committee charter to include oversight of performance and talent management, diversity, equity and inclusion, work culture and employee development and retention.



The Compensation and Human Capital Committee considers shareowner feedback, along with the market information and analysis provided by its independent compensation consultant, when making decisions about our executive compensation programs. We have:

- Updated the peer group for executive and director compensation market comparisons;
- Enhanced the competitiveness of our performance-based annual compensation program;
- Eliminated single-trigger equity vesting following a change in control;
- Added relative total shareowner return as a component of our Long-Term Incentive Plan awards;
- Adopted performance metrics under incentive compensation plans better designed to tie payouts to increases in shareowner value;
- Provided additional detail around the performance measures used for our annual and long-term incentive plans;
- Eliminated tax gross-ups;
- Entered into protective covenant agreements in favor of UPS with certain executive officers; and
- Added an individual payout cap to our annual incentive plan.

Political Contributions and Lobbying

Overview

Responsible participation in the political process is important to our success and the protection and creation of shareowner value. We participate in this process in accordance with good corporate governance practices. Our Political Contributions Policy ("policy") is summarized below and is available at www.investors.ups.com. In addition, we have recently committed to expanding our reporting around lobbying and trade association memberships.

- The Nominating and Corporate Governance Committee oversees the policy;

- Corporate political contributions are restricted;

- We publish a semi-annual political contribution report on our investor relations website; and

- Eligible employees can make political contributions through a Company-sponsored political action committee ("UPSPAC"). UPSPAC is organized and operated on a voluntary, nonpartisan basis and is registered with the Federal Election Commission.

Oversight and Processes

- Political contributions are made in a legal, ethical and transparent manner that best represents the interests of stakeholders.

- Political and lobbying activities require prior approval of the UPS Public Affairs department and are subject to review (and in some cases prior approval) by the Nominating and Corporate Governance Committee.

- Senior management works with Public Affairs on furthering our business objectives and protecting and enhancing shareowner value.

- The Chief Corporate Affairs Officer reviews political and lobbying activities and regularly reports to the board and the Nominating and Corporate Governance Committee.

Lobbying and Trade Associations

- Public Affairs coordinates our lobbying activities, including engagements with federal, state, and local governments. UPS is also a member of a variety of trade associations that engage in lobbying.

- Lobbying activities require prior approval of Public Affairs.

- The Nominating and Corporate Governance Committee regularly reviews UPS's participation in trade associations that engage in lobbying to determine if our involvement is consistent with

UPS business objectives and whether participation exposes the Company to excessive risk.

- Lobbying activities are governed by comprehensive policies and practices designed to facilitate compliance with laws and regulations, including those relating to the lobbying of government officials, the duty to track and report lobbying activities, and the obligation to treat lobbying costs and expenses as nondeductible for tax purposes.

Political Activity Transparency

- We believe we are transparent in our political activities.

- We publish a semi-annual political contribution report, which is reviewed and approved by the Nominating and Corporate Governance Committee.

- The report provides:
  - Amounts and recipients of any federal and state Company political contributions in the United States (if any such expenditures are made); and
  - The names of trade associations that receive $50,000 or more and that use a portion of the payment for political contributions, as reported by the trade association to the Company.

- The report is available on our investor relations website at www.investors.ups.com.

- We also publicly file a federal Lobbying Disclosure Act Report each quarter, providing information on activities associated with influencing legislation through communications with any member or employee of a legislative body, or with any covered executive branch official. This report discloses expenditures for the quarter, describes the specific pieces of legislation that were the topic of communications, and identifies the individuals who lobbied on behalf of UPS. UPS files similar publicly available periodic reports with state agencies reflecting state lobbying activities.

Sustainability

We are the world's premier package delivery company and a leading provider of global supply chain management solutions. We offer a broad range of industry-leading products and services through our extensive global presence. Our services include transportation and delivery, distribution, contract logistics, ocean freight, air freight, customs brokerage and insurance.

We operate one of the largest airlines and one of the largest fleets of alternative fuel vehicles under a global UPS brand that stands for quality and reliability. We deliver packages each business day for approximately 1.6 million shipping customers to 1.1 million delivery recipients in over 220 countries and territories. In 2022, we delivered an average of 24.3 million packages per day, totaling 6.2 billion packages during the year. Our success depends on economic stability, global trade and a society that welcomes opportunity. We understand the importance of acting responsibly as a business, an employer and a corporate citizen.

The board regularly considers economic, environmental and social sustainability risks and opportunities as part of its involvement in UPS's strategic planning process. The board also regularly reviews the effectiveness of our risk management and due diligence processes related to material sustainability topics. The board delegates authority for day-to-day management of sustainability matters to management. Our Chief Corporate Affairs and Sustainability Officer reports directly to the Company's CEO and regularly reports to the board regarding sustainability strategies, priorities, goals and performance. In addition, the board is regularly briefed on issues of concern for customers, unions, employees, retirees, investors, governmental entities and other stakeholders. For additional information on board oversight, see page 14.

Each year we publish corporate sustainability reports showcasing the goals, recent achievements and challenges of our commitment to balancing the economic, environmental and social aspects of our business. In response to stakeholder interest, we are accelerating the timing of these reports to more closely align with our Annual Meeting.

Following is a list of key goals discussed in more detail in these reports:

By 2025:


- 30% women in full-time management globally
- 40% ethnically diverse full-time management in the U.S.


- 40% alternative fuel in ground operations


- 25% renewable electricity powering our facilities

By 2030:


- 30 million volunteer hours (2011 baseline)


- 50 million trees planted (2012 baseline)

By 2035:


- 30% sustainable aviation fuel in our air network


- 50% reduction in CO2e per global small package (2020 baseline)


- 100% renewable electricity powering our facilities

By 2050:


- Achieve carbon neutrality

These reports are available at https://about.ups.com/us/en/social-impact/reporting.html. Our sustainability goals are aspirational and may change. Statements regarding our goals are not guarantees or promises that they will be met.

Human Capital Management

Our success is dependent upon our people, working together with a common purpose. We have approximately 536,000 employees (excluding temporary seasonal employees), of which 443,000 are in the U.S. and 93,000 are located internationally. Our global workforce includes approximately 90,000 management employees (44% of whom are part-time) and 446,000 hourly employees (50% of whom are part-time). More than 70% of our U.S. employees are represented by unions, primarily those employees handling or transporting packages.

In addition, approximately 3,400 of our pilots are represented by the Independent Pilots Association ("IPA").

We believe that UPS employees are among the most motivated, highest-performing people in the industry and provide us with a meaningful competitive advantage. To assist with employee recruitment and retention, we continue to review the competitiveness of our employee value proposition, including benefits and pay, employee training, talent development and promotion opportunities.

Oversight and management

We are creating an inclusive and equitable environment that brings together a broad spectrum of backgrounds, cultures and stakeholders. Leveraging diverse perspectives and creating inclusive environments improves our organizational effectiveness, cultivates innovation, and drives growth.

Our board, directly and through the Compensation and Human Capital Committee, is responsible for oversight of human capital matters. Effective oversight is accomplished through a variety of methods and processes including regular updates and discussions around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives.

In addition, the Compensation and Human Capital Committee charter was recently expanded to include oversight responsibility for performance and talent management, diversity, equity and inclusion, work culture and employee development and retention. We believe the board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Total rewards

We offer competitive compensation and benefits. In addition, our long history of employee stock ownership aligns the interests of our management team with shareowners. In the U.S., benefits provided to our non-union employees typically include:

- comprehensive health insurance coverage;
- life insurance;
- short- and long-term disability coverage;
- child/elder care spending accounts;
- work-life balance programs;
- an employee assistance program; and
- a discounted employee stock purchase plan.

We invest in our people by offering a range of other benefits, such as paid time off, retirement plans, and education assistance. In the U.S., these other benefits are generally provided to non-union employees without regard to full-time or part-time status.

Transformation and human capital

As we seek to capture new opportunities and pursue growth, we need employees to grow and innovate along with us. We believe that transforming the UPS employee experience is foundational to our success. This requires a thoughtful balance between the culture we have cultivated over the years and the new perspectives we need to take the business into the future. This investment in capabilities to transform our business includes investing in employee growth opportunities such as professionalism, technical and other training.

Employee health and safety

We are committed to industry-leading employee health, safety, and wellness programs across our workforce. We develop a culture of health and safety by:

- investing in safety training and audits;

- promoting wellness practices which mitigate risk; and

- offering benefits that keep employees safe in the workplace and beyond.

Our local health and safety committees coach employees on UPS's safety processes and are able to share best practices across work groups. Our safety methods and procedures are increasingly focused on the variables associated with residential delivery environments, which have become more common with the growth in e-commerce. We monitor our performance in this area through various measurable targets including lost time injury frequency and the number of recorded auto accidents.

Collective bargaining

We bargain in good faith with the unions that represent our employees. We frequently engage union leaders at the national level and at local chapters throughout the United States. We participate in works councils and associations outside the U.S., which allows us to respond to emerging regional issues abroad. This work helps our operations to build and maintain productive relationships with our employees. We have approximately 330,000 employees employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters. These agreements run through July 31, 2023. We have approximately 3,400 pilots who are employed under a collective bargaining agreement with the IPA that becomes amendable September 1, 2023. In 2022, the IPA ratified a two-year contract extension. Terms of the agreement become effective September 1, 2023 and continue in effect through September 1, 2025. The economic provisions in the agreement include pay increases and enhanced pension benefits on substantially similar terms.

Majority Voting and Director Resignation Policy

Our Bylaws provide for majority voting in uncontested director elections. The number of votes cast for a nominee must exceed the number of votes cast against that person. Any incumbent director who does not receive a majority of the votes cast must offer to resign from the board.

In such an event, the Nominating and Corporate Governance Committee will recommend to the board whether to accept or reject the director's offer to resign after considering all relevant factors. The board will act on the recommendation within 90 days following certification of the election results after considering all relevant information.

Any director who offers to resign must recuse himself or herself from the board vote, unless the number of independent directors who were successful incumbents is fewer than three. The board will promptly disclose its decision regarding any director's offer to resign, including its reasoning. If the board determines to accept a director's offer to resign, the Nominating and Corporate Governance Committee will recommend whether and when to fill such vacancy or whether to reduce the size of the board.

Board Meetings and Attendance

The board held five meetings during 2022. Also, during 2022, the Audit Committee met nine times, the Compensation and Human Capital Committee met five times, the Nominating and Corporate Governance Committee met four times and the Risk Committee met four times. Prior to board meetings, the Board Chair and the board's committee chairs work with management to determine and prepare agendas for the meetings. Board meetings generally occur over two days. Board committees generally meet on the first day, followed by the board meeting. The second day typically consists of reports from each committee chair to the full board, additional presentations by internal business leaders or others with expertise in various subject matters, and an executive session consisting of only independent board members. The executive sessions are chaired by our independent Board Chair.

All directors except one attended 100% of the total number of board and any committee meetings of which he or she was a member in 2022. That individual attended over 93% of the total number of their board and any committee meetings. Our directors are expected to attend each annual meeting, and all thirteen directors attended the 2022 Annual Meeting. The independent directors met in executive session at all board meetings held in 2022.

Code of Business Conduct

We are committed to conducting our business in accordance with the highest ethical principles. Our Code of Business Conduct is applicable to anyone who represents UPS, including our directors, executive officers and all other employees and agents of UPS. A copy of our Code of Business Conduct is available on our investor relations website at www.investors.ups.com.

Conflicts of Interest and Related Person Transactions

Our Audit Committee is responsible for overseeing our Code of Business Conduct, which includes policies regarding conflicts of interest. The Code requires employees and directors to avoid conflicts of interest, defined as situations where the person's private interests conflict, or may appear to conflict, with the interests of UPS.

We maintain a written related person transactions policy that applies to any transaction or series of transactions in which: (1) the Company or any of its subsidiaries is a participant; (2) any "related person" (executive officer, director, greater than 5% beneficial owner of the Company's common stock, or an immediate family member of any of the foregoing) has or will have a material direct or indirect interest; and (3) the aggregate amount involved since the beginning of the Company's last completed fiscal year will exceed or may reasonably be expected to exceed $100,000.

The policy provides that related person transactions that may arise during the year are subject to the Audit Committee's reasonable prior approval. If advance approval of a related person transaction is not possible, then the transaction will be considered and, if deemed appropriate, ratified no later than the Audit Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstance, the extent of the related person's interest in the transaction, whether the transaction would impair independence of a non-employee director and whether there is a business reason for UPS to enter into the transaction. A copy of the policy is available on our investor relations website at www.investors.ups.com. The Company did not engage in any related person transactions since January 1, 2022 that require disclosure in this Proxy Statement or under the Company's policy.

At least annually, each director and executive officer completes a questionnaire in which they are required to disclose any business relationships that may give rise to a conflict of interest, including transactions where UPS is involved and where an executive officer, a director or a related person has a direct or indirect material interest. We also review the Company's financial systems and any related person transactions to identify potential conflicts of interest. The Nominating and Corporate Governance Committee reviews a summary of this information and makes recommendations to the Board of Directors regarding each board member's independence.

We have immaterial ordinary course of business transactions and relationships with companies with which our directors are associated. The Nominating and Corporate Governance Committee reviewed the transactions and relationships that occurred since January 1, 2022 and believes they were entered into on terms that are both reasonable and competitive and did not affect director independence. Additional transactions and relationships of this nature may be expected to take place in the ordinary course of business in the future.

Transactions in Company Stock

We prohibit our executive officers and directors from hedging or pledging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines and the charters for each of the board's committees are available on our investor relations website at www.investors.ups.com. Each committee reviews its charter annually. In addition, the Nominating and Corporate Governance Committee reviews our Corporate Governance Guidelines annually and recommends any changes to the board for approval. When amending our committee charters or Corporate Governance Guidelines, we consider current governance trends and best practices, changes in regulatory requirements, advice from outside sources and input from stakeholders.

Communicating with the Board of Directors

Stakeholders may communicate directly with the board, with the non-management directors as a group, or with any specific director, by writing to the UPS Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Please specify to whom your letter should be directed. After review by the Corporate Secretary, appropriate communications will be forwarded to the addressee. Advertisements, solicitations for business, requests for employment, requests for contributions, matters that may be better addressed by management or other inappropriate materials will not be forwarded.

Our Board of Directors

Proposal 1 — Director Elections

> **What am I voting on?** Election of each of the 12 named director nominees to hold office until the 2024 Annual Meeting and until their respective successors are elected and qualified.
>
> **Board's Recommendation:** Vote **FOR** the election of each nominee.
>
> **Vote Required:** A director will be elected if the number of votes cast for that director exceeds the number of votes cast against that director.

The board has nominated the individuals named below for election as directors at the Annual Meeting. Ann Livermore, who has served as a director since 1997, is not up for re-election at the Annual Meeting. We thank Ann for her service and for her significant contributions to UPS. As of the Annual Meeting, the size of the board will be reduced from 13 to 12 directors.

All nominees were elected by shareowners at our last Annual Meeting. If elected, all nominees are expected to serve until the next Annual Meeting and until their respective successors are elected and qualified. If any nominee is unable to serve as a director, the board may reduce the number of directors that serve on the board or choose a substitute nominee. Any nominee who is currently a director, and for whom more votes are cast against than are cast for, must offer to resign from the board.

Diversity with respect to gender, age, ethnicity, skills, experience, perspectives, and other factors is a key consideration when identifying and recommending director nominees. Diversity in our boardroom supports UPS's continued success. While we do not have a formal policy on board diversity, our Corporate Governance Guidelines emphasize diversity, and the

Nominating and Corporate Governance Committee actively considers diversity in recruitment and nominations of director candidates. The Nominating and Corporate Governance Committee assesses board diversity through periodic board composition evaluations.

As a group, our director nominees effectively oversee and constructively challenge management's performance in the execution of our strategy. Our directors' broad professional skills and experiences contribute to a wide range of perspectives in the boardroom. The Nominating and Corporate Governance Committee regularly assesses the skills and experience necessary for our board to function effectively and considers where additional expertise may be needed.

Biographical information about the director nominees appears below, including information about the experience, qualifications, attributes, and skills considered by our Nominating and Corporate Governance Committee and board in determining that the nominee should serve as a director, and director demographics. For additional information about how we identify and evaluate nominees for director, see page 10.

Director Nominee Skills, Experience and Diversity

Highlights

92% Independent   **61 years** Average age   **7.9 years** Average tenure

42% Female   **33%** Ethnically diverse

Skills and Experience / Attributes	R. Adkins	E. Boratto	M. Burns	W. Hewett	A. Hwang	K. Johnson	W. Johnson	F. Moison	C. Smith Shi	R. Stokes	C. Tomé	K. Warsh
CEO			●	●		●	●				●	
CFO		●									●	
Consumer / Retail		●					●	●	●		●	
Digital Technology	●					●			●		●	
Geopolitical Risk								●				●
Global / International			●	●	●		●	●	●			●
Healthcare		●		●	●							
Human Capital Management						●	●			●		
Operational			●	●	●	●	●	●	●	●		
Risk / Compliance / Government	●	●								●	●	●
Sales / Marketing						●	●	●	●	●		
Small and Medium-Sized Businesses		●		●		●				●		
Supply Chain Management	●			●	●		●	●	●			
Technology / Technology Strategy	●		●			●				●		
Other Public Company Board Service	●			●		●	●	●	●		●	●
Race / Ethnicity												
Asian / Asian American					●							
Black / African American	●			●						●		
White		●	●			●	●	●	●		●	●
Gender												
Female		●			●	●		●			●	
Male	●		●	●			●		●	●		●

Director Nominee Biographical Information



Carol Tomé

UPS Chief Executive Officer

Age: 66

Director since 2003

Board Committee

– Executive (Chair)

Career

Carol was appointed UPS's Chief Executive Officer effective June 2020. As CEO, Carol has primary responsibility for managing the Company's day-to-day operations, and for developing and communicating our strategy. She was Chief Financial Officer of The Home Depot, Inc., one of the world's largest retailers, from 2001; and Executive Vice President Corporate Services from 2007 until her retirement in 2019. At The Home Depot, she provided leadership in the areas of real estate, financial services and strategic business development. Her corporate finance duties included financial reporting and operations, financial planning and analysis, internal audit, investor relations, treasury and tax. She previously served as Senior Vice President Finance and Accounting and Treasurer from 2000 until 2001; and from 1995 until 2000 she served as Vice President and Treasurer at The Home Depot.

Carol serves on the Board of Directors of Verizon Communications, Inc. and served on the Board of Directors of Cisco Systems, Inc. until 2020.

Reasons for election

Carol has a thorough understanding of our strategies and operations as a result of serving as Chief Executive Officer, and from her extensive experience gained from serving on the board and as Chair of the Audit Committee prior to becoming Chief Executive Officer. She has an in-depth knowledge of logistics and has broad experience in corporate finance and risk and compliance gained throughout her career at The Home Depot. She brings the experience of having served as Chief Financial Officer of a complex, multi-national business with a large, labor intensive workforce. Carol also has experience with strategic business development, including e-commerce strategy.



Rodney Adkins

Former Senior Vice President, International Business Machines Corporation

Age: 64

Director since 2013

Board Committees
– Risk (Chair)
– Compensation and Human Capital

Career

Rod is President of 3RAM Group LLC, a private company specializing in capital investments, business consulting and property management services. Prior to that role, Rod served as IBM's Senior Vice President of Corporate Strategy until retiring in 2014. Rod was previously IBM's Senior Vice President, Systems and Technology Group, a position he held since 2009, and senior vice president of STG development and manufacturing, a position he held since 2007. In his over 30-year career with IBM, a multinational technology company, Rod held a number of other development and management roles, including general management positions for the PC Company, UNIX Systems and Pervasive Computing.

Rod currently serves as non-executive Chairman of Avnet, Inc., in addition to serving on the Boards of Directors of PayPal Holdings, Inc. and W.W. Grainger, Inc. He also served on the Board of Directors of PPL Corporation until 2019.

Reasons for election

As a senior executive of a public technology company, Rod gained a broad range of experience, including experience in emerging technologies and services, global business operations, and supply chain management. He is a recognized leader in technology and technology strategy. In addition, Rod has experience serving as a director of other publicly traded companies.



Eva Boratto

Chief Financial Officer, Opentrons Labworks, Inc.

Age: 56

Director since 2020

Board Committee
– Audit (Chair)

Career

Eva is the Chief Financial Officer at Opentrons Labworks, Inc., a private biotechnology company leveraging its integrated lab platform to accelerate the pace of innovation in life sciences. She has served in this role since February 2022.

Eva served as Executive Vice President and Chief Financial Officer for CVS Health Corporation, a diversified health services company, from 2018 until her retirement in 2021. In this role, Eva was responsible for all aspects of the company's financial strategy and operations, including accounting and financial reporting, investor relations, mergers and acquisitions, treasury and capital planning, investments, risk management, tax, budgeting and planning, and procurement.

Prior to this role, from 2017 to 2018, Eva was Executive Vice President, Controller and Chief Accounting Officer for CVS Health. She served as Senior Vice President and Chief Accounting Officer of CVS Health from 2013 to 2017. Eva joined CVS in 2010 and served as Senior Vice President for pharmacy benefit management finance until 2013.

Reasons for election

Eva has extensive corporate finance experience gained throughout her career at CVS Health and during her time at Opentrons Labworks. She also brings the experience of having served as Chief Financial Officer of a complex healthcare business with a large workforce and extensive retail presence, and at a smaller, growth oriented business, including deep knowledge of financial reporting and accounting standards. Eva also provides experience with strategic risk management and significant expertise in healthcare matters.



Michael Burns

Former Chairman, Chief Executive Officer and President, Dana Incorporated

Age: 71

Director since 2005

Board Committee
– Audit

Career

Mike was the Chairman, President and Chief Executive Officer of Dana Incorporated, a global manufacturer of technology driveline, sealing and thermal-management products, from 2004 until his retirement in 2008. He joined Dana Incorporated in 2004 after 34 years with General Motors Company. During his tenure at General Motors, Mike held various positions of increasing responsibility, including serving as President of General Motors Europe AG from 1998 to 2004.

Reasons for election

Mike has years of senior leadership experience gained while managing large, complex businesses and leading an international organization that operated in a highly competitive industry. He also has experience in design, engineering, manufacturing, and sales and distribution. Mike also brings deep knowledge of technology and the supply of components and services to major vehicle manufacturers.



Wayne Hewett

Senior Advisor to Permira and Non-Executive Chairman, Cambrex Corporation

Age: 58

Director since 2020

Board Committee
– Audit

Career

Since 2018, Wayne has served as a senior advisor to Permira, a global private equity firm, and since 2020, as Non-Executive Chairman of Cambrex Corporation, a leading contract developer and manufacturer of active pharmaceutical ingredients and a private portfolio company of Permira Funds. In addition, since 2021, he has served as a director of Lytx, a telematics solutions provider and a portfolio company of Permira Funds. From 2018 to 2021, Wayne also served as Non-Executive Chairman of DiversiTech Corporation, a manufacturer and supplier of HVAC equipment.

Wayne served as Chief Executive Officer and as a member of the Board of Directors of Klöckner Pentaplast Group, a leading supplier of plastic films for pharmaceutical, medical devices, food and other specialty applications, from 2015 to 2017. He also served as President and as a member of the Board of Directors of Platform Specialty Products Corporation during 2015, and as President, Chief Executive Officer and as a member of the Board of Directors of Arysta LifeScience Corporation from 2010 to 2015. Arysta was acquired in 2015 by Platform Specialty Products Corporation.

Prior to joining Arysta, he served as a senior consultant to GenNx360, a private equity firm focused on sponsoring buyouts of middle market companies. He also spent over two decades at General Electric Company, serving in a variety of executive roles.

Wayne currently serves on the Boards of Directors of The Home Depot, Inc. and Wells Fargo, Inc.

Reasons for election

Wayne has extensive experience in general management, finance, supply chain, operational and international matters gained through serving in various executive roles. He has significant experience executing company-wide initiatives across large organizations, developing proprietary products, optimizing supply chains, and using emerging technologies to provide new products and services. He brings insights on business operations and risk management through his senior management roles. In addition, Wayne has valuable experience serving as a director of other publicly traded companies.



Angela Hwang

Chief Commercial Officer and President, Pfizer Biopharmaceuticals Business, Pfizer, Inc.

Age: 57

Director since 2020

Board Committee
– Audit

Career

Angela has been a member of Pfizer, Inc.'s Executive Team since 2018 and currently is Chief Commercial Officer and President of the Pfizer Biopharmaceuticals Business, a position she has held since 2019. In this role, Angela leads Pfizer's entire commercial business which includes six different businesses reaching patients in more than 125 countries. Angela has been with Pfizer since 1997, working across all geographies and therapeutic areas.

Prior to her current role, during 2018 she served as Group President, Pfizer Essential Health; and from 2016 to 2018 she was Global President Pfizer Inflammation and Immunology. Angela has served in various roles with increasing responsibility, including senior roles in Pfizer Vaccines, Primary Care, and Emerging Markets.

Angela sits on the boards of the European Federation of Pharmaceutical Industries and Associations, the Pfizer Foundation, a charitable organization that addresses global health challenges, and the US China Business Council.

Reasons for election

Angela has significant expertise in the healthcare sector and in managing large complex businesses, including supply chain management and logistics. She also has experience in emerging markets gained through her work across many geographies. Angela is also a strong advocate for women's leadership and sustainable global health equity.



Kate Johnson

President and Chief Executive Officer, Lumen Technologies, Inc.

Age: 55

Director since 2020

Board Committees
– Nominating and Corporate Governance
– Risk

Career

Kate is the President, CEO and a member of the board of directors of Lumen Technologies, Inc., a multinational technology company that integrates network assets, cloud connectivity, security solutions and voice and collaboration tools into one platform for businesses. She has served in these roles since November 2022. Previously, Kate served as President of Microsoft U.S., a division of Microsoft Corporation, from 2017 until 2021. She had responsibility for Microsoft's U.S. activities, including growing the company's solutions, services, and support revenues. Prior to Microsoft, she held various senior positions with GE, including Executive Vice President and Chief Commercial Officer GE Digital, from 2016 to 2017; Chief Executive Officer GE Intelligent Platforms Software, from 2015 to 2016; and Vice President and Chief Commercial Officer, from 2013 to 2015.

Reasons for election

Kate has significant public company leadership experience, including CEO experience and experience leading businesses within large companies undergoing transformation, large systems companies, and technology companies. She brings a strong commercial orientation, strategic experience and technical acumen.



William Johnson

Former Chairman, President and Chief Executive Officer, H.J. Heinz Company

Age: 74

Director since 2009

– Board Chair since 2020
– Lead Director 2016 – 2020

Board Committees

– Nominating and Corporate Governance (Chair)
– Executive

Career

Bill currently serves as UPS's Board Chair, and previously served as Chairman, President and Chief Executive Officer of H.J. Heinz Company, a global packaged foods manufacturer, from 2000 until his retirement in 2013. He became President and Chief Operating Officer of H.J. Heinz in 1996, and assumed the position of President and Chief Executive Officer in 1998.

Bill serves on the Board of Directors of Sovos Brands, Inc. He previously served on the Board of Directors of PepsiCo, Inc. until 2020.

Reasons for election

Bill has significant senior management experience gained through over 13 years of service as the Chairman and Chief Executive Officer of H.J. Heinz, a corporation with significant international operations and a large, labor intensive workforce. He also has deep experience in operations, marketing, brand development and logistics. He served as our lead independent director from 2016 to 2020, and he has served as our independent Board Chair since 2020, during which time he has gained significant knowledge and expertise about our board functions, operations, business and strategy.



Franck Moison

Former Vice Chairman, Colgate-Palmolive Company

Age: 69

Director since 2017

Board Committees

– Nominating and Corporate Governance
– Risk

Career

Franck was Vice Chairman for the Colgate-Palmolive Company, a global consumer products company, a position he held from 2016 until his retirement in 2018. He led Colgate-Palmolive's operations in Asia, South Pacific and Latin America, and he also led Global Business Development. Previously, he was Chief Operating Officer of Emerging Markets from 2010 until 2016, and he was given additional responsibility for Business Development in 2013. Beginning in 1978, Franck served in various management positions with Colgate-Palmolive, including President, Global Marketing, Global Supply Chain & R&D from 2007 to 2010; and President, Western Europe, Central Europe and South Pacific from 2005 to 2007.

He serves on the Boards of Directors of Hanes Brands, Inc. and SES-imagotag in France. He is the Chairman of the International Advisory Board of the EDHEC Business School (Paris, London, Singapore) and is a member of the International Board of the McDonough School of Business at Georgetown University.

Reasons for election

Franck has extensive experience as a senior executive at a large organization engaged in international business. He is a leader in consumer product innovation, strategic marketing, acquisitions, and emerging market business development. He is a highly accomplished marketing and operating executive in the global consumer products industry. In addition, Franck has experience serving as a director of other publicly traded companies.



Christiana Smith Shi

Former President of Direct-to-Consumer, Nike, Inc.

Age: 63

Director since 2018

Board Committees

– Compensation and Human Capital
– Risk

Career

Christiana is the founder and principal at Lovejoy Advisors, LLC, an advisory services firm that assists clients with digitally transforming consumer and retail businesses. She was the President, Direct-to-Consumer, for Nike, Inc., a global apparel company, from 2013 until 2016. From 2012 through 2013, she was Nike's Vice President and General Manager, Global Digital Commerce. She joined Nike in 2010 as Vice President and Chief Operating Officer, Global Direct-to-Consumer. Prior to joining Nike, Christiana spent 24 years at global management consulting firm McKinsey & Company, the last 10 as a senior partner. She began her career at Merrill Lynch & Company in 1981 and served in various trading, institutional sales and investment banking roles.

Christiana also serves on the Boards of Directors of Mondelēz International, Inc. and Columbia Sportswear Company. She served on the Board of Directors of Williams-Sonoma, Inc. until 2019.

Reasons for election

Christiana has substantial experience in digital commerce, global retail operations and helping companies with transformative change. She also has strong supply chain and cost management expertise in the global consumer industry. She gained experience advising senior executives at consumer companies across North America, Europe, Latin America and Asia on leadership and strategy. Christiana also has extensive public company board experience.



Russell Stokes

President and Chief Executive Officer Commercial Engines and Services, GE Aerospace

Age: 51

Director since 2020

Board Committees

– Compensation and Human Capital
– Nominating and Corporate Governance

Career

Russell is President and Chief Executive Officer, Commercial Engines and Services, GE Aerospace, a world-leading provider of jet engines, components and integrated systems for commercial and military aircraft, and a provider of services to support these offerings. He has served in these roles since July 2022 and is responsible for an industry-leading portfolio of engines and services.

Russell previously served as President and CEO of GE Aviation Services from 2020 until 2022, where he was responsible for commercial growth, operating performance and customer experience across its global Overhaul and Repair footprint. Prior to this role, Russell was president and CEO of GE Power Portfolio from 2019 to 2020, GE Power from 2017 to 2019, GE Energy Connections from 2015 to 2017, and GE Transportation from 2013 to 2015. He has held other senior roles at GE Transportation and GE Aviation. Russell joined GE in 1997 as part of GE's Financial Management Program.

Reasons for election

During his more than 25-year career at GE, Russell has gained deep finance and operating experience through navigating multiple industries, business segments, and market cycles. He has extensive experience in transforming businesses by moving complex business issues into focused, targeted actions for improvement. He has experience in developing solutions and technology required to successfully implement business strategies.



Kevin Warsh

Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University

Age: 52

Director since 2012

Board Committees

– Compensation and Human Capital
– Nominating and Corporate Governance

Career

Kevin serves as the Shepard Family Distinguished Visiting Fellow in Economics at Stanford University's Hoover Institution, a public policy think tank, and as a Dean's Visiting Scholar and lecturer at Stanford's Graduate School of Business. He also serves as advisor at Duquesne Family Office LLC and is a member of the Group of Thirty (G30) and the Panel of Economic Advisers of the Congressional Budget Office (CBO).

He was a member of the Board of Governors of the Federal Reserve from 2006 until 2011. From 2002 until 2006, Kevin served at the White House as President George W. Bush's special assistant for economic policy and as executive secretary of the National Economic Council. Kevin was previously employed by Morgan Stanley & Co., eventually serving as vice president and executive director of the Mergers and Acquisitions department.

He also serves on the Board of Directors of Coupang, Inc.

Reasons for election

Kevin has extensive experience in understanding and analyzing the economic environment, the financial marketplace and monetary policy. He has a deep understanding of the global economic and business environment. Kevin also brings the experience of working in the private sector for a leading investment bank gained during his tenure at Morgan Stanley & Co.

Director Independence

Having a significant majority of non-management independent directors encourages robust debate and challenged opinions in the boardroom. Our Corporate Governance Guidelines include director independence standards consistent with the New York Stock Exchange ("NYSE") listing standards. Our Corporate Governance Guidelines are available on the governance section of our investor relations website at www.investors.ups.com.

The board has evaluated each director's independence and considered whether there were any relevant relationships between UPS and each director, or any member of his or her immediate family. The board also examined whether there were any relationships between UPS and organizations where a director is or was a partner, principal shareowner or executive officer. Specifically, the board evaluated certain ordinary course business transactions and relationships between UPS and the organizations that currently or in the prior year employed Eva Boratto, Mike Burns, Wayne Hewett, Angela Hwang, Kate Johnson, Russell Stokes and Kevin Warsh, or their immediate family members, as an executive officer. The board also evaluated the ordinary course business transactions and relationships between UPS

and any organizations where Rod Adkins, Wayne Hewett, Christiana Smith Shi and Kevin Warsh, or their immediate family members, were a partner or principal shareowner. In each case, no such transactions exceeded the thresholds in UPS's Corporate Governance Guidelines. The board determined that none of these transactions or relationships were material to the Company, the individuals or the organizations with which they were associated.

The board has determined that each director nominee (other than our CEO, Carol Tomé), is independent. With respect to Ann Livermore, who currently serves as a director but has not been nominated for re-election, the board has determined that she was independent. All members of the Audit Committee, Compensation and Human Capital Committee, Nominating and Corporate Governance Committee and Risk Committee are independent, and all members of the Audit Committee and the Compensation and Human Capital Committee meet the additional independence criteria applicable to directors serving on these committees under New York Stock Exchange listing standards.

Committees of the Board of Directors

The board has four committees composed entirely of independent directors as defined by the NYSE and by our director independence standards. Information about each of these committees is provided below. The board also has an Executive Committee that may exercise all powers of the Board of Directors in the management of our business and affairs, except for those powers expressly reserved to the board under Delaware law or otherwise limited by the board. Carol Tomé is the Chair, and Ann Livermore and Bill Johnson also serve on the Executive Committee.

Audit Committee[1]	Compensation and Human Capital Committee[2]	Nominating and Corporate Governance Committee	Risk Committee
Eva Boratto, Chair	Ann Livermore, Chair	William Johnson, Chair	Rodney Adkins, Chair
Michael Burns	Rodney Adkins	Kate Johnson	Kate Johnson
Wayne Hewett	Christiana Smith Shi	Franck Moison	Ann Livermore
Angela Hwang	Russell Stokes	Russell Stokes	Franck Moison
	Kevin Warsh	Kevin Warsh	Christiana Smith Shi
Meetings in 2022: 9	**Meetings in 2022:** 5	**Meetings in 2022:** 4	**Meetings in 2022:** 4
Primary Responsibilities	**Primary Responsibilities**	**Primary Responsibilities**	**Primary Responsibilities**
• Assisting the board in discharging its responsibilities relating to our accounting, reporting and financial practices • Overseeing our accounting and financial reporting processes • Overseeing the integrity of our financial statements, our systems of disclosure controls and internal controls • Overseeing the performance of our internal audit function • Engaging and overseeing the performance of our independent accountants • Overseeing compliance with legal and regulatory requirements as well as our Code of Business Conduct • Discussing with management policies with respect to financial risk assessment	• Assisting the board in discharging its responsibilities with respect to compensation of our senior executive officers • Reviewing and approving corporate goals and objectives relevant to the compensation of our CEO • Evaluating the CEO's performance • Overseeing the evaluation of risk associated with our compensation strategy and programs • Overseeing any outside consultants retained to advise the Committee • Recommending to the board the compensation for non-management directors • Overseeing performance and talent management, diversity, equity and inclusion, work culture and employee development and retention	• Addressing succession planning • Assisting the board in identifying and screening qualified director candidates, including shareowner submitted candidates • Recommending candidates for election or reelection, or to fill vacancies, on the board • Aiding in attracting qualified candidates to serve on the board • Recommending corporate governance principles, including the structure, composition and functioning of the board and all board committees, the delegation of authority to subcommittees, board oversight of management actions and reporting duties of management	• Overseeing management's identification and evaluation of enterprise risks • Overseeing and reviewing with management the Company's risk governance framework • Overseeing risk identification, tolerance, assessment and management practices for strategic enterprise risks, including cybersecurity risks and cyber incident response • Reviewing approaches to risk assessment and mitigation strategies in coordination with the board and other board committees • Communicating with the Audit Committee to enable the Audit Committee to perform its statutory, regulatory, and other responsibilities with respect to oversight of risk assessment and risk management

(1) All members of the Audit Committee have been designated by the Board of Directors as audit committee financial experts. Each member of the Audit Committee meets the independence requirements of the NYSE and Securities and Exchange Commission ("SEC") rules and regulations applicable to audit committee members, and each is financially literate.

(2) Each member of the Compensation and Human Capital Committee meets the NYSE's independence requirements applicable to compensation committee members. In addition, each member is a non-employee director as defined in Rule 16b-3 under the Securities Exchange Act of 1934. None of the members is or was during 2022 an employee or former employee of UPS, and none had any direct or indirect material interest in or relationship with UPS outside of his or her position as a non-employee director. The Compensation and Human Capital Committee may delegate its responsibilities to subcommittees of one or more directors as it may deem appropriate. For information regarding the role of our executive officers and the committee's independent compensation consultant in determining or recommending the amount or form of executive and director compensation (as applicable), please see the Compensation Discussion and Analysis section and the Director Compensation section below in this Proxy Statement. **Compensation Committee Interlocks and Insider Participation**: None of our executive officers serves or served during 2022 as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation and Human Capital Committee.

Director Compensation

The Compensation and Human Capital Committee of the Board of Directors evaluates director compensation with the assistance of its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook").

For service in 2022, our non-employee directors received a cash retainer of $111,250 and a restricted stock unit ("RSU") award valued at $175,000. Equity compensation links director pay to the value of Company stock and aligns the interests of directors with long-term shareowners. Directors are also reimbursed for board related expenses.

Our independent Board Chair received an additional cash retainer of $160,000 and an additional RSU award valued at $70,000 to reflect the additional responsibilities and time commitment associated with the position. The chairs of the Compensation and Human Capital, Nominating and Corporate Governance and Risk Committees received an additional cash retainer of $20,000, and the Chair of the Audit Committee received an additional cash retainer of $25,000. Our CEO does not receive any compensation for board service.

Cash retainers are paid on a quarterly basis. Non-employee directors may defer retainer fees by participating in the UPS Deferred Compensation Plan, but the Company does not make any contributions to this plan. There are no preferential or above-market earnings in the UPS Deferred Compensation Plan.

RSUs are fully vested on the date of grant and are required to be held by the director until he or she separates from the board, at which time the RSUs convert to shares of class A common stock. Dividends earned on shares underlying their RSUs are deemed reinvested in additional units at each dividend payable date and are subject to the same terms as the original grant. This holding period increases the strength of the alignment of directors' interests with those of our long-term shareowners.

Prior to August 2022, director compensation had not increased since 2019. Following a review of Company peer group and broader industry practices, in August 2022, the Board increased non-employee director annual cash retainers to $115,000 and increased the annual RSU award value to $180,000. The changes were made to improve the competitiveness of non-employee director compensation.

2022 Director Compensation and Outstanding Stock Awards

The following tables set forth the cash compensation paid to individuals who served as directors in 2022 (other than our CEO) and the aggregate value of stock awards granted to those persons in 2022, as well as outstanding director equity awards held as of December 31, 2022.

2022 Director Compensation				
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Rodney Adkins[3]	131,250	174,936	—	306,186
Eva Boratto[3]	136,250	174,936	9,550	320,736
Michael Burns	111,250	174,936	—	286,186
Wayne Hewett	111,250	174,936	—	286,186
Angela Hwang	111,250	174,936	5,350	291,536
Kate Johnson	111,250	174,936	5,350	291,536
William Johnson[3][4]	291,250	244,874	4,622	540,746
Ann Livermore[3]	131,250	174,936	5,350	311,536
Franck Moison	111,250	174,936	—	286,186
Christiana Smith Shi	111,250	174,936	—	286,186
Russell Stokes	111,250	174,936	—	286,186
Kevin Warsh	111,250	174,936	—	286,186

Outstanding Director Stock Awards (as of December 31, 2022)		
	Stock Awards	
Name	Restricted Stock Units (#)	Phantom Stock Units (#)
Rodney Adkins	18,069	—
Eva Boratto	2,728	—
Michael Burns	29,954	—
Wayne Hewett	2,728	—
Angela Hwang	3,078	—
Kate Johnson	2,414	—
William Johnson	32,104	—
Ann Livermore	29,954	2,827
Franck Moison	9,938	—
Christiana Smith Shi	8,018	—
Russell Stokes	2,414	—
Kevin Warsh	20,167	—
Carol Tomé[5]	26,052	1,336

(1) The values of stock awards in this column represent the grant date fair value of RSUs granted in 2022, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. RSUs are fully vested on the date of grant and are settled in shares of class A common stock upon the director's separation from service from UPS.

(2) From time to time, when it is in the best interests of the Company, directors may be allowed or encouraged to bring a spouse to Company sponsored events. In such event, the incremental cost to the Company for spousal attendance is treated as compensation to the director. Amounts in this column represent such cost.

(3) Includes cash compensation for committee chair service.

(4) Includes compensation and stock awards for independent board chair service.

(5) Only includes outstanding stock awards that were granted while serving as an independent director.

Executive Compensation

Compensation and Human Capital Committee Report

The Compensation and Human Capital Committee (as used in this Executive Compensation section, the "Committee") is responsible for setting the principles that guide compensation decision-making, establishing the performance goals under our executive compensation plans and programs, and approving compensation for the executive officers. The Committee is also responsible for overseeing performance and talent management, diversity, equity and inclusion, work culture and employee development and retention.

We are focused on maintaining an executive compensation program that supports the long-term interests of the Company's shareowners. We align the interests of our executive officers with those of all shareowners by linking a significant portion of compensation to Company performance and shareowner returns. The Company's programs are also designed to attract, retain, and motivate executives who make substantial contributions to the Company's performance by allowing them to share in the Company's success.

Our significant efforts in the past year included developing and implementing an appropriate executive compensation structure and performance goals in the midst of the lingering effects of a global pandemic, and analyzing and updating the pay mix for our executive officers through structural changes to the annual incentive program, beginning in 2023. The Committee's compensation framework, with the support of our independent compensation consultant, enabled us to successfully navigate these challenges consistent with our compensation principles. Also during 2022, the Committee continued to execute on its human capital oversight responsibilities, including supporting succession planning efforts at the Executive Leadership Team level, and overseeing progress towards the Company's diversity in management goals.

We have reviewed the Compensation Discussion and Analysis and discussed it with management. Based on our review and discussions, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2023 Proxy Statement and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission.

The following Compensation Discussion and Analysis describes the Committee's principles, strategy and programs regarding 2022 executive compensation.

The Compensation & Human Capital Committee

Ann Livermore, Chair
Rodney Adkins
Christiana Smith Shi
Russell Stokes
Kevin Warsh

Compensation Discussion and Analysis

UPS's executive compensation principles, strategy and programs for 2022, and certain aspects of the 2023 programs, are described below. This section explains how and why the Committee made its 2022 compensation decisions for our executive officers, including details regarding the following Named Executive Officers ("NEOs"):

Named Executive Officer	Title
Carol Tomé	Chief Executive Officer
Brian Newman	Chief Financial Officer
Nando Cesarone	President U.S. and UPS Airline
Kate Gutmann	President International, Healthcare and Supply Chain Solutions
Bala Subramanian (joined UPS in July 2022)	Chief Digital and Technology Officer

Executive Compensation Strategy

UPS's executive compensation programs are designed to drive organizational performance by tying a significant portion of pay to Company performance; attract, retain and motivate by competitively and fairly compensating our executive officers; encourage long-term stock ownership and careers with UPS; and align the interests of our executives to long-term value creation.

We believe it is appropriate to have a clear link between variable pay and operational and financial performance. We seek to develop performance metrics aligned with the Company's strategy and business model. Long-term incentive awards vest over timeframes aligned with the delivery of long-term shareholder value.

Key Elements of UPS Executive Compensation

Total target direct compensation (generally, base salary and annual and long-term incentives, but excluding any special awards) for our NEOs in 2022 consisted of the following key elements.



Total Target Direct Compensation

Base Salary
- Fixed cash compensation
- Designed to provide an appropriate level of financial certainty

Annual Incentive Awards
- Subject to achievement of key business objectives for the year
- Payout is "at risk" based on Company performance
- 2/3 of any payout is in the form of Restricted Performance Units ("RPUs")

Ownership Incentive Awards
- Designed to encourage ownership of Company stock
- Value of award is based on equity ownership

Stock Option Awards
- Further aligns shareowner and employee interests
- Motivates toward sustained stock price increase
- Multi-year vesting provides retention incentive

Long-term Incentive Performance Awards
- Payout is subject to achievement of performance metrics over a three-year period
- Supports long-term strategy
- Motivates and rewards achievement of long-term goals
- Acts as a retention mechanism

Target Direct Compensation

A substantial majority of NEO total target direct compensation is "at risk" and subject to the achievement of annual or long-term performance goals and/or continued employment with UPS. The charts below highlight the elements of our CEO and an average of other NEOs' target direct compensation for 2022.



CEO Target Direct Compensation		Other NEOs Target Direct Compensation
9%	Base Salary	13%
1%	Ownership Incentive	1%
17%	Annual Performance-Based Incentives	18%
73%	Long-Term Equity Incentives	68%
90% "at Risk"		86% "at Risk"

Other Elements of Compensation

Benefits	Perquisites	Retirement Programs
✓ NEOs generally participate in the same plans as other employees.	✓ Limited in nature; we believe benefits to the Company outweigh the costs.	✓ NEOs and most non-union U.S. employees participate in the same qualified plans with the same formulas.
✓ Includes medical, dental and disability plans.	✓ Includes financial planning and executive health services that facilitate the NEOs' ability to carry out responsibilities, maximize working time and minimize distractions.	✓ Includes non-qualified and qualified pension, retirement savings and deferred compensation plans.
✓ See further details on page 45.	✓ Considered necessary or appropriate to attract and retain executive talent.	✓ See further details on page 45.
	✓ See further details on page 45.	

Roles and Responsibilities

The Committee is responsible for setting the principles that guide compensation decision-making, establishing performance goals under our executive compensation plans and programs, and approving compensation for the executive officers. The Committee may engage the services of outside advisors and other consultants. In 2022, the Committee retained FW Cook to act as its independent compensation advisor. FW Cook reported directly to the Committee and provided no additional services to UPS. The following table summarizes the key roles and responsibilities in the executive compensation decision-making process.

Participant and Roles
The Committee • develops principles underpinning executive compensation • sets performance goals upon which incentive payouts are based • evaluates the CEO's performance • reviews the CEO's performance assessment of other executive officers • reviews and approves incentive and other compensation of the executive officers • reviews and approves the design of other benefit plans for executive officers • oversees the risk evaluation associated with our compensation strategy and programs • considers whether to engage any compensation consultant, and evaluates their independence • reviews and discusses the Compensation Discussion and Analysis with management • recommends to the board the inclusion of the Compensation Discussion and Analysis in the Proxy Statement • approves the inclusion of the Committee's report on executive compensation in the Proxy Statement
Independent Members of the Board of Directors • review the Committee's assessment of the CEO's performance • complete a separate evaluation of the CEO's performance • approve the Compensation Discussion and Analysis for inclusion in the Proxy Statement
Independent Compensation Consultant • serves as a resource for market data on pay practices and trends • provides independent advice to the Committee • provides competitive analysis and advice related to outside director compensation • reviews the Compensation Discussion and Analysis • conducts an annual risk assessment of the Company's compensation programs
Executive Officers • the CEO makes compensation recommendations to the Committee for the other executive officers • the CEO and CFO recommend performance goals under incentive compensation plans and provide an assessment as to whether performance goals were achieved

Compensation Consultant Independence

In November 2022, the Committee reviewed FW Cook's independence and evaluated any potential conflicts of interest.

The Committee evaluated all relevant factors, including: (1) other services provided to UPS by FW Cook (if any); (2) fees paid by UPS as a percentage of FW Cook's total revenue; (3) policies or procedures maintained by FW Cook that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between UPS executive officers and FW Cook or the individual consultants involved in the engagement.

After evaluating these factors, the Committee concluded that FW Cook was independent, and that the engagement of FW Cook did not raise any conflict of interest.

Peer Group and Market Data Utilization

In determining compensation targets and payouts, the Committee evaluates, among other things, pay practices and compensation levels at a peer group of companies. In addition to peer group analyses, the Committee considers other market data, including general compensation survey data from comparably sized companies. Compensation is not targeted to a particular percentile within that peer group or otherwise.

With assistance from its independent compensation consultant, the Committee evaluates the peer group annually to determine if the companies included in the group are the most appropriate comparators for measuring the success of our executives in delivering shareowner value. The Committee seeks to select a compensation peer group that is aligned with the Company's business strategy and focus. Quantitative considerations consist of historical revenue, operating income and free cash flow, as well as total shareholder return. Other more general considerations include market capitalization, percentage of foreign sales, capital intensity, operating margins and size of employee population.

Following a comprehensive reevaluation and revisions to the peer group in 2021, no further changes were made to the compensation peer group in 2022. The compensation peer group consists of the following:

AT&T, Inc.	FedEx Corporation	McDonald's Corp.
The Boeing Company	The Home Depot, Inc.	PepsiCo, Inc.
Caterpillar Inc.	Intel Corporation	The Procter & Gamble Company
Cisco Systems, Inc.	Johnson & Johnson	Target Corp.
Comcast Corporation	Lockheed Martin Corporation	Walmart, Inc.
Deere & Company	Lowe's Companies, Inc.	

Internal Compensation Comparisons and Annual Performance Reviews

The Committee also generally considers the compensation differentials between executive officers and other UPS positions, and the additional responsibilities of the CEO compared to other executive officers. Internal comparisons help ensure that executive officer compensation is reasonable when compared to that of direct reports.

The CEO assesses the performance of all other executive officers each year and provides feedback to the Committee. In addition, the Committee evaluates the CEO's performance on an annual basis. The Committee Chair discusses the results of this evaluation with the full board (other than the CEO) in an executive session. As part of this evaluation, the board considers the CEO's strategic vision and leadership, execution of UPS's business strategy, and achievement of business goals. Other factors include the CEO's ability to make long-term decisions that create a competitive advantage, and overall effectiveness as a leader.

Base Salary

Base salaries provide our NEOs with a fixed level of cash compensation and are designed to provide an appropriate level of financial certainty. The Committee considers several factors in determining NEOs' annual base salaries, including Company and individual performance, scope of responsibility, leadership, market data and internal compensation comparisons. Taking all of those factors into account, in March 2022, the Committee approved a 9.9% base salary increase for our CEO and increases of between 3.3% and 12.5% for the other NEOs (other than Bala Subramanian, who joined the Company in July 2022).

Management Incentive Program - Annual Awards Overview

The UPS Management Incentive Program ("MIP") motivates management and aligns pay with annual Company performance. This is accomplished by linking payouts to the achievement of pre-established metrics, individual performance and stock ownership.

Annual MIP performance incentive award opportunities are provided as a percentage of base salary. Incentive award payouts are determined by the Committee, taking into consideration:

- actual performance compared to MIP targets (described below);
- the MIP payout as a percent of target to non-executive officer MIP participants;
- individual performance; and
- the overall business environment and economic trends.

In addition, we encourage employees to maintain a substantial ownership interest in UPS stock. Like prior years, 2022 MIP participants were eligible for an ownership incentive award of up to the equivalent of one month's salary by maintaining significant ownership of UPS equity securities.

The amount of the award is equal to the value of the participant's equity ownership as of December 31, 2022, multiplied by an ownership incentive award percentage set out below, up to a maximum award of one month's salary. The MIP ownership incentive award, to the extent earned, is paid in the same proportion of cash and equity as the MIP performance incentive award.

Ownership levels are determined by totaling the number of UPS shares in the participant's family group accounts and the participant's eligible unvested restricted units and deferred compensation shares. The number of UPS shares determined for purposes of an NEO's ownership level is multiplied by the closing price of a class B share on the NYSE on the last trading day of the year.

MIP awards are considered fully at risk based on Company performance and subject to a $5 million maximum for each NEO. Following the Committee's approval, the earned portion of the award is paid two-thirds in restricted performance units ("RPUs") and one-third in cash. The number of RPUs granted is determined by dividing the dollar value of the portion of the MIP award paid in RPUs by the closing price of our class B common stock on the NYSE on the grant date.

When dividends are paid on UPS common stock, an equivalent value is credited to the participant's bookkeeping account in additional RPUs. RPUs granted under the 2022 MIP vested on December 31, 2022 and are transferable beginning on the first anniversary of the grant date. RPUs are settled in shares of class A common stock.

Initial MIP awards earned by newly hired employees are paid entirely in vested class A shares, with no cash component.

2022 MIP Performance Incentive Awards

In February 2022, the Committee adopted financial performance metrics for the NEOs' MIP performance incentive awards as follows:

- *Adjusted Consolidated Revenue Growth (weighted 20%)*, which is measured as year-over-year growth in consolidated revenue. Revenue growth is calculated on a constant currency basis and is important to generating profits and maintaining our long-term competitive positioning and viability.

- *Adjusted Consolidated Operating Profit Growth (weighted 40%)*, which is measured as year-over-year growth in operating profit on a constant currency basis. For purposes of measuring this growth, operating profit was determined by reference to our publicly reported adjusted operating profit for each of 2021 and 2022. This growth is directly impacted by our effectiveness in achieving our targets in other key performance elements, including volume and revenue growth and operating leverage.

- *Adjusted Return on Invested Capital ("ROIC") (weighted 40%)*, which is calculated as the trailing twelve months of adjusted operating income divided by the average of current assets, current liabilities, goodwill, intangible assets, net property, plant and equipment, other assets, and operating lease right-of-use assets. We consider ROIC to be a useful measure for evaluating the effectiveness and efficiency of our long-term capital investments. ROIC is calculated by reference to our publicly reported adjusted operating profit.

After monitoring and considering the economic impact and uncertainty caused by continued impacts from the coronavirus pandemic, including the challenges around longer-term forecasting, as well as the perceived effectiveness of a similar approach in 2021, the Committee determined it remained appropriate to bifurcate the performance period for the 2022 MIP award into two six-month performance periods, with each performance period accounting for 50% of the overall award.

2022 MIP Award

The Committee approved financial performance goals after discussing with management and its independent compensation consultant expected financial performance, risks related to the continued impact of the coronavirus pandemic, and the other matters described above. The goals for the first performance period were set in February 2022 and the goals for the second performance period were set in August 2022, in each case without a threshold or maximum goal level. The goals approved by the Committee, and the performance results, were as follows:

2022 MIP Financial Performance Metrics[1]	First Half 2022 Goal	First Half 2022 Actual	Second Half 2022 Goal	Second Half 2022 Actual
Adjusted Consolidated Revenue Growth	5.1%	6.3%	4.1%	0.9%
Adjusted Consolidated Operating Profit Growth	7.3%	10.5%	4.6%	1.7%
Adjusted ROIC	31.4%	31.8%	30.5%	29.8%

(1) Non-GAAP financial measures. See footnote on page 42.

The Committee maintains discretion to adjust awards earned under the MIP up (but not above the maximum amount for each NEO) or down based on its qualitative assessment of each NEO's individual performance. With respect to the CEO's MIP award, the Committee considers the results of the board's annual evaluation of the CEO, which includes ratings on:

- leadership qualities;
- strategic planning and execution;
- managing for financial results;
- retaining and developing a diverse executive management team;
- providing equal opportunity employment, and understanding and addressing issues facing employees;
- ensuring the Company contributes to the well-being of the communities in which it operates;
- promoting compliance and ethical behavior; and
- board relations.

For NEOs other than the CEO, the Committee takes into consideration the recommendations of the CEO. Individual accomplishments during 2022 that were considered by the Committee are described below.

Carol Tomé

Throughout 2022, Carol led the team to be "better and bolder" by responding rapidly and decisively to changing macro conditions. She skillfully focused on what mattered most and could be controlled. Carol's commitment to customers remained paramount, as UPS led the industry in U.S. service levels, enhanced the customer experience across the globe, and increased opportunities for small and medium-sized businesses to thrive using initiatives like the UPS Digital Access Program. Carol oversaw the strategic acquisition of Bomi Group, expanding UPS healthcare capabilities in Europe and Latin America. She activated a refreshed, simplified leadership model which encourages all UPSers, regardless of their positions, to use their Head to Strategize, Heart to Inspire, and Hands to Deliver.

Carol's relentless quest to position UPS as a digital leader was demonstrated by several bold actions in 2022. Carol oversaw the acquisition of Delivery Solutions, a SaaS technology company. She ignited an enterprise-wide data strategy program and increased the digital fluency of the entire senior leadership team through completion of a customized, university-led course. To supercharge the Company's digital transformation, Carol hired an experienced technology executive into the newly created role of Chief Data and Technology Officer. Through Carol's leadership, UPS exceeded $100 billion in revenue, a Company record, with operating margin and return on invested capital results that exceeded targeted goals.

Brian Newman

In 2022, Brian safeguarded UPS's financial health during challenging economic times. He continued to lead the finance transformation journey which is delivering process and internal control improvements while reaping cost savings. Brian launched a new capital life cycle process and is overseeing several impactful financial systems upgrades. He returned value to shareowners through the execution of $3.5 billion in share repurchases and the payment of over $5 billion in dividends. Brian supported the Delivery Solutions and Bomi Group acquisitions. Under his leadership, adjusted operating margin and adjusted ROIC targets were achieved ahead of the original schedule, and UPS surpassed $100 billion in revenue.

Nando Cesarone

Nando's role expanded in 2022 to include the sales, automotive, and the building and systems engineering teams. Under his leadership, UPS was recognized for the fifth straight year for providing the best service during the holiday season. Nando posted excellent financial results, leading his team to create positive operating leverage by adapting operating plans and optimizing the network for profit as part of the Total Service Plan. He continued to drive initiatives that enhance the employee experience, including the Operator Experience and Health and Safety redesign, while increasing investments in training.

Kate Gutmann

In 2022, Kate moved into a new role leading International Small Package Operations, Healthcare and Supply Chain Solutions. She focused the team on selling One UPS, and led using a global, holistic approach that optimized strengths in key markets to offset challenges in others. Despite weakening global economic conditions and unanticipated external pressures, Kate delivered strong results by controlling cost and unlocking growth wherever possible. Under her leadership, service levels, productivity and safety improved, and customer satisfaction increased. Kate oversaw two successful deals that expand the UPS

footprint: a partnership with Movin in India and the acquisition of Bomi Group, a global leader in healthcare logistics.

Bala Subramanian

Since joining UPS in July 2022, Bala quickly assessed the UPS technological landscape, immersed himself in the business, and created a three-year strategy and roadmap. Without hesitation, he accelerated the digital strategy and made investments in infrastructure and staffing models to shift the technology team from supporting the business to being the business. Bala revamped the IT outsourcing philosophy to reduce third-party investments, hired experienced external talent, formed strategic partnerships and kickstarted a development center build in India.

2022 MIP Payout

The Committee approved the following MIP award payouts for each NEO.

Name	Incentive Target (% Base Salary)	Incentive Target Value ($)	Actual Incentive Value ($)	Ownership Award Percentage (% of ownership)	Maximum Ownership Award Value ($)	Actual Ownership Award Value ($)	Total 2022 MIP Award Payout ($)
Carol Tomé	200	3,000,000	3,000,000	1.25	125,000	107,795	3,107,795
Brian Newman	130	1,027,900	1,027,900	1.50	65,891	65,190	1,093,090
Nando Cesarone	130	1,027,000	1,027,000	1.50	65,833	65,833	1,092,833
Kate Gutmann	130	1,027,000	1,027,000	1.50	65,833	65,833	1,092,833
Bala Subramanian[1]	130	942,500	471,250	1.50	60,417	44,133	515,383

(1) Bala Subramanian's Actual Incentive Value was prorated based on his July start date.

Pay Mix Redesign

Employee engagement and satisfaction are key components of the Company's *People Led* strategic pillar and are critical to attracting and retaining employees. As part of a recent employee engagement survey, employees indicated a desire for updates to the Company's pay structure. As a result, the Committee worked with FW Cook to examine base and incentive pay trends among the compensation peer group and more broadly.

Based on that evaluation, in November 2022, the Committee approved changes to the overall pay mix for MIP participants, including the NEOs. These changes result in better alignment of annual incentive pay with market practices, improve the competitiveness of base salaries and simplify compensation design. The key changes are effective

beginning with the 2023 MIP award to be made in 2024, and include the following (which we expect to discuss in greater detail in next year's proxy statement):

- MIP awards will be paid in cash, unless a participant elects to receive the award in shares;

- Ownership Incentive portions of awards will be discontinued, with a generally equivalent value incorporated into base salary; and

- MIP award targets as a percentage of base salary will be reduced for all participants (other than the CEO) to account for increases in base salaries for participants.

Long-Term Incentive Awards

Our two long-term incentive programs, the Long-Term Incentive Performance ("LTIP") program and the Stock Option program, provide participants with equity-based incentives that reward performance over a multi-year period and serve as a retention mechanism. Overlapping LTIP performance cycles incentivize sustained financial performance. The Stock Option program rewards stock price appreciation, which is directly linked to shareowner returns. A summary of these two programs follows:

Program	Performance Measures and/or Value Proposition for 2022 Awards	Payment Form and Program Type	Program Objectives
LTIP	Adjusted Earnings Per Share Growth Adjusted Free Cash Flow Relative Total Shareowner Return as a modifier Value increases or decreases with stock price	If earned, RPUs are settled in stock If earned, RPUs generally vest at the end of the three-year performance period	Supports long-term operating plan and business strategy Significant link to shareowner interests
Stock Option	Value recognized only if stock price appreciates	Stock options generally vest 20% per year over five years and have a ten-year term	Significant link to shareowner interests Enhance stock ownership and shareowner alignment

Total Long-Term Equity Incentive Award Target Values

Long-term equity incentive award target values are determined based on internal pay comparison considerations and market data regarding total compensation for comparable positions at similarly situated companies. Differences in the target award values are based on levels of responsibility among the NEOs. In connection with the Committee's March 2022 evaluation of CEO target total direct compensation as described above, the Committee determined it was appropriate to increase the CEO's LTIP target opportunity from 760% to 835%. The LTIP target opportunity and Stock Option award value granted to eligible NEOs in 2022, expressed as a percentage of base salary, is shown below (Based on his July 2022 start date, Bala Subramanian's final 2022 LTIP award payout will be prorated and he did not receive a 2022 Stock Option award).

Name	LTIP Target RPU Value (% Base Salary)	Option Value (% Base Salary)	Total Value (% Base Salary)
Carol Tomé	835	90	925
Brian Newman	550	50	600
Nando Cesarone	450	50	500
Kate Gutmann	450	50	500
Bala Subramanian	450	50	500

LTIP Program Overview

The LTIP program strengthens the performance-based component of executive compensation, promotes longer-term focus, enhances retention of key talent, and aligns the interests of shareowners with the incentive compensation opportunity for executives. Approximately 500 members of our senior management team, including the NEOs, participate in this program. The program combines internal and external relative business performance measures with the goal of motivating and rewarding management for operational and financial success, while helping to align with shareowner interests and returns.

Participants receive a target award of RPUs at the beginning of the three-year performance period. The number of RPUs that NEOs can earn is shown in the "Grants of Plan-Based Awards" table. The actual number of RPUs that NEOs earn is determined following the completion of the performance period and is based on achievement of the performance measures described below.

Dividends payable on shares underlying participants' RPUs are allocated in the form of dividend equivalent units ("DEUs"). DEUs are subject to the same conditions as the underlying award. Awards that vest are settled in shares of class A common stock.

Special vesting rules apply to terminations subject to the UPS Key Employee Severance Plan or terminations by reason of death, disability or retirement during the performance period. These special vesting rules are discussed under "Potential Payments Upon Termination or Change in Control."

The performance measures selected by the Committee for the 2022 LTIP awards were adjusted earnings per share growth and adjusted free cash flow. Each measure will be evaluated independently and applied equally in determining final payouts. The payout percentage for the award will be subject to modification based on the Company's total shareowner return ("RTSR") as a percentile rank relative to the total return on the stocks of the companies listed on the Standard & Poor's 500 Composite Index (the "Index"). The maximum LTIP award that can be earned is 220% of target. A description of each performance measure and the operation of the RTSR modifier follows.

Adjusted Earnings Per Share Growth[1]

Adjusted earnings per share growth measures our success in increasing profitability as compared with targets adopted at the beginning of the performance period. Adjusted earnings per share is determined by dividing the Company's adjusted net income available to common shareowners by the diluted weighted average shares outstanding during the performance period. For this purpose, adjusted net income is determined by reference to our publicly reported adjusted net income. The adjusted earnings per share growth target is the projected average annual adjusted earnings per share growth during each of the years within the applicable performance period. The actual adjusted earnings per share growth for each year of the applicable performance period will be compared to the target and assigned a payout percentage; the average of the three payout percentages will be used to calculate the final payout percentage under this metric. Following the completion of the applicable performance period, the Committee will certify (i) the actual adjusted earnings per share growth for the performance period; (ii) the actual adjusted earnings per share growth for the performance period as compared to the target; and (iii) the final payout percentage for this metric.

Adjusted Free Cash Flow[1]

Adjusted free cash flow measures our ability to generate cash after accounting for capital expenditures. Adjusted free cash flow is determined by reducing the Company's cash flow from operations by capital expenditures and proceeds from disposals of fixed assets, and adjusting for net changes in finance receivables, other investing activities and discretionary pension contributions. The adjusted free cash flow target is the projected aggregate adjusted free cash flow generated during the applicable performance period. Following the completion of the applicable performance period, the Committee will certify (i) the actual adjusted free cash flow for the performance period; (ii) the actual adjusted free cash flow for the performance period as compared to the target; and (iii) the final payout percentage for this metric.

(1) Non-GAAP financial measures. We believe that these non-GAAP measures are appropriate for the determination of our incentive compensation award results because they exclude items that may not be indicative of, or are unrelated to, our underlying operations and provide a useful baseline for analyzing trends in our underlying business. Non-GAAP financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting. Therefore, our non-GAAP financial information may not be comparable to similarly titled measures reported by other companies.

Relative Total Shareowner Return

RTSR is the total return on an investment in UPS stock (stock price appreciation plus dividends). Total return is compared with the total return on the stock of the companies in the Index at the beginning of the performance period. Following the completion of the performance period, the Committee will certify the Company's RTSR and the payout modifier for that performance period, if any, as follows:

RTSR Percentile Rank Relative to Index	Payout Modifier
Above 75th percentile	+20%
Between 25th and 75th percentile	None
Below 25th percentile	-20%

2020 LTIP Award Payout

The 2020 LTIP award payout was determined following the completion of the Company's 2022 fiscal year. The performance metrics for the 2020 LTIP award were adjusted earnings per share and adjusted free cash flow, each evaluated independently and equally weighted. The final payout was subject to modification based on RTSR.

For the 2020 LTIP award, which was granted in the first quarter of 2020, the Committee considered the economic impact and uncertainty resulting from the coronavirus pandemic, including the challenges around longer-term forecasting. After discussions with management and the Committee's independent compensation consultant, the Committee bifurcated the performance period for the 2020 LTIP award into two separate performance periods.

In February 2020, the Committee approved performance goals for a one-year period from January 1, 2020 through December 31, 2020 (the "2020 performance period"), and in March 2021 the Committee approved performance goals for a two-year period from January 1, 2021 through December 31, 2022 (the "2021-2022 performance period"), with the 2020 performance period accounting for 20% of the overall award and the 2021-2022 performance period accounting for 80% of the overall award. Performance targets and actual results for the completed performance period for the 2020 LTIP award are set out below. RPUs awarded under the 2020 LTIP are considered earned and vested and are settled in shares of class A common stock.

2020 LTIP Metrics									
	Adjusted Earnings Per Share[1]				Adjusted Free Cash Flow[2]				RTSR
Year	Threshold	Target	Maximum	Actual	Threshold	Target	Maximum	Actual	Actual
2020	$1.56	$4.72	$6.28	$8.16	$2,653	$3,790	$4,927	$7,668	92nd
2021	2.9%	8.7%	11.6%	47.4%	$11,327	$16,182	$21,037	$19,927	45th
2022				6.7%					

2020 LTIP Final Results									
Performance Period	Adjusted EPS Payout	Adjusted FCF Payout	Performance Payout (Avg)	RTSR Modifier	Result		Weighting		Payout
2020	200%	200%	200%	+ 20%	220%	x	20%	=	44%
2021-2022	141%	177%	159%	0%	159%	x	80%	=	127%
Final Payout									**171%**

(1) For 2021-2022, growth in adjusted earnings per share is measured annually, with payout maximized if growth of at least 11.6% is achieved in that year. The final result is an average of the outcomes within the performance period. This method may result in a higher or lower payout than a compound growth calculation, depending upon performance in each of the individual years.

(2) For 2021-2022, adjusted free cash flow is measured on a cumulative basis.

Stock Option Program and 2022 Stock Option Awards

Stock option awards create a direct link between Company performance and shareowner value, as well as provide retention value. Stock option awards generally vest 20% per year over five years and expire ten years from the date of grant. Beyond vesting periods, we do not impose additional holding period requirements. Stock option awards generally require continued employment during the vesting period. Unvested stock options vest automatically upon termination of employment due to death, disability or retirement. Stock option awards are also subject to the UPS Key Employee Severance Plan as discussed under "Potential Payments Upon Termination or Change in Control". Grants do not include DEUs or reload features. The number of stock options granted to the NEOs in 2022 is shown in the "Grants of Plan-Based Awards" table.

Employment Transition Awards, Retention Arrangements and Recognition Awards

Generally, we do not pay discretionary bonuses in cash or stock, or make other discretionary payments, to our executives. In recent periods, however, to attract and retain senior executive talent, the Committee approved certain limited payments to external executives hired to the Company's Executive Leadership Team. A portion of the payments to the external hires was made to compensate the executives for compensation forfeited at their prior employers and transition them into our incentive programs. In addition, in connection with the hiring of Carol Tomé as CEO in 2020, the Committee provided certain incentives to various executive officers in order to help ensure the retention of their services through a transition period.

Bala Subramanian joined the Company in July 2022 as Chief Digital and Technology Officer. The Committee, working with FW Cook and considering benchmarking and internal pay equity factors, approved his compensation package described below. Under the terms of his employment offer letter, Bala was entitled to: (i) a RSU grant valued at $3,000,000, vesting 50% in July 2023 and 50% in July 2024; (ii) cash transition payments of $250,000 in each of August 2022, January 2023, July 2023 and January 2024; (iii) a RPU grant valued at $1,000,000, vesting in December 2023, with the actual payout determined based on the Company's performance under its 2021 LTIP program; and (iv) a prorated 2022 LTIP award. Payments are subject to his continued employment through the applicable vesting or payment dates, or termination without cause.

Further, in 2021 the Committee granted Kate Gutmann a special award valued at $350,000 in recognition of her extraordinary contributions and performance during 2020. This award consisted of $175,000 in RSUs which vest as follows: 25 percent on March 25, 2022; 25 percent on March 25, 2023; and 50 percent on March 25, 2024; and a stock option award with a grant date fair value of $175,000 which vests 20% per year over five years beginning on March 25, 2022, provided generally that she remains an employee through the applicable vesting dates.

In connection with our 2020 CEO transition, we entered into retention arrangements with each of Nando Cesarone and Kate Gutmann. The Committee initially intended that these agreements contain both performance and time vesting components, and that the performance components be different than the metrics under our MIP and LTIP programs. Due to the uncertainty created by the coronavirus pandemic and the importance of the retention agreements to the Company, the Committee ultimately determined that the awards would only be time based. Nando and Kate each received RSUs valued at $3.0 million which generally vest as follows: 25% on May 13, 2021, 25% on May 13, 2022 and 50% on May 13, 2023, provided they remain employed through the applicable vesting date. These agreements contain customary non-competition, non-solicitation and non-disclosure covenants in favor of the Company.

Under the terms of his 2019 employment offer letter, Brian Newman was entitled to: (i) a grant of RSUs with a value of $5,500,000, which vested in March 2020; (ii) a performance-based cash award with a target value of $3,000,000, payable in equal installments in March 2021 and March 2022, with the actual payout equal to the Company's LTIP payout percentage based on the Company's performance under the LTIP for periods ending December 31, 2020 and December 31, 2021, respectively; and (iii) a cash transition payment of $600,000 paid in March 2020.

Benefits and Perquisites

The benefits and perquisites provided to our NEOs are not a material part of executive compensation and are largely limited to those offered to our employees generally, or that we otherwise believe are necessary or appropriate to attract and retain executive talent.

We believe certain perquisites help facilitate our NEOs' ability to carry out their responsibilities, maximize working time and minimize distractions. Additional information on these benefits can be found in the following program descriptions.

UPS 401(k) Savings Plan

The UPS 401(k) Savings Plan is open to all U.S.-based employees who are not subject to a collective bargaining agreement and who are not eligible to

participate in another savings plan sponsored by UPS or one of its subsidiaries. We generally match 50% of up to 5% of eligible pay contributed to the UPS 401(k) Savings Plan for eligible employees hired on or before December 31, 2007, 100% of up to 3.5% of eligible pay contributed to the plan for eligible employees hired on or after January 1, 2008, and 50% of up to 6% of eligible pay contributed to the plan for employees hired on or after July 1, 2016. The match is paid in shares of class A common stock. For newly eligible plan participants on or after July 1, 2016, we also generally provide a Retirement Contribution based on years of service and expressed as a percentage of eligible compensation (5% for 0-4 years, 6% for 5-9 years, 7% for 10-14 years and 8% for 15 or more years).

Qualified and Non-Qualified Pension Plans

Certain executive officers are eligible to participate in our qualified retirement program, the UPS Retirement Plan. Benefits payable under the plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Excess Coordinating Benefit Plan, which is a non-qualified restoration plan designed to replace the benefits limited under the tax-qualified plan. Without the Excess Coordinating Benefit Plan, the executive officers would receive a lower benefit as a percent of final average earnings than the benefit received by other participants in the UPS Retirement Plan. In accordance with the terms of the Excess Coordinating Benefit Plan, following a participant's retirement, the Company pays an amount equal to the Social Security and Medicare taxes due on the present value of the benefits provided under the plan.

Financial Planning Services

Our executive officers are eligible for a financial services benefit. The Company reimburses fees from financial and tax service providers up to $15,000 per year, including the cost of personal excess liability insurance coverage.

Executive Health Services

Our executive officers are eligible for certain executive health services benefits, including comprehensive physical examinations. UPS's business continuity is best facilitated by avoiding any prolonged or unexpected absences by members of its senior management team.

Other Compensation and Governance Policies

Stock Ownership Guidelines

CEO	= 8x annual salary
Other Executive Officers	= 5x annual salary
Directors	= 5x annual retainer

Our stock ownership guidelines apply to executive officers and members of the board. Shares of class A common stock (excluding any pledged shares), deferred units and vested and unvested RSUs and RPUs awarded under our equity incentive plans are considered owned for purposes of calculating ownership. Executive officers and directors are expected to reach target ownership within five years of the date that the executive officer or director became subject to the guideline.

As of December 31, 2022, all of the NEOs who have been subject to the guidelines for at least five years exceeded their target stock ownership. In addition, all non-employee directors who have been subject to the guidelines for at least five years exceeded their target stock ownership. RSUs are required to be held by non-employee directors until separation from the board.

Hedging and Pledging Policies

We prohibit our executive officers and directors from hedging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Additionally, we prohibit our directors and executive officers from entering into pledges of

UPS securities, including using UPS securities as collateral for a loan and holding UPS securities in margin accounts. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Clawback Policies

Our incentive compensation plans contain clawback provisions applicable to all outstanding awards. If the Committee determines that financial results used to determine the amount of any award are materially restated, and that an executive officer engaged in fraud or intentional misconduct, the Committee is entitled to seek repayment or recovery of the award from that executive officer. In connection with the SEC's recent rulemaking related to clawback policies, we expect to review and consider changes to our clawback provisions.

Employment and Severance Arrangements; Change in Control Payments

UPS has created a culture where long tenure for executives is the norm. Consequently, we do not enter into agreements providing for the continuation of employment, or separate change in control agreements with any of our executive officers, including our NEOs, or other U.S.-based non-union employees.

However, in recent periods, to attract and retain senior executive talent and in furtherance of the board's succession planning efforts, we have entered into various employment offer letters, transition agreements, retention arrangements and non-compete agreements in favor of UPS. These arrangements may provide for compensation to an executive, but do not guarantee an employment term; employment is on an at-will basis. Some of the agreements were designed to compensate the individuals for compensation forfeited at their prior employers, to transition them into our incentive programs or to provide consideration for their agreement not to compete with UPS following their potential separation. In addition, retention arrangements are intended to incentivize those individuals to maintain their employment with UPS.

Employment Offer Letters

In connection with his appointment as Chief Digital and Technology Officer, on May 24, 2022, the Company entered into an employment offer letter with Bala Subramanian providing for: (i) an annual base salary of $725,000 (subject to future increase); (ii) a MIP award target for 2022 of 130% of base salary; (iii) an LTIP program award target of 450% of base salary (his final 2022 LTIP award payout will be prorated based on his July 2022 start date); (iv) a stock option grant target of 50% of base salary (commencing in 2023); (v) an initial grant of RSUs valued at $3,000,000, which generally vests 50% in July 2023 and 50% in July 2024; (vi) cash transition payments of $250,000 in each of August 2022, January 2023, July 2023 and January 2024; and (vii) an initial RPU grant valued at $1,000,000, generally vesting in December 2023, with the final number of RPUs subject to performance under the 2021 LTIP award. Payments are subject to his continued employment through the applicable vesting or payment dates, or termination without cause. Certain of these amounts are subject to repayment on a prorated basis if he is terminated for cause within 36 months following his July 2022 start date.

In connection with her appointment as Chief Executive Officer, on March 11, 2020, the Company entered into an employment offer letter with Carol Tomé which set out the terms of her initial compensation as previously disclosed. In connection with his appointment as Chief Financial Officer, on August 7, 2019, the Company entered into an employment offer letter with Brian Newman which set out the terms of his initial compensation as previously disclosed.

Protective Covenant Agreements

Bala Subramanian, Carol Tomé and Brian Newman have entered into protective covenant agreements with the Company, which protect UPS's confidential information and include non-competition and non-solicitation covenants in favor of UPS. In the event that either Carol or Brian is terminated without cause, the Company is obligated to make separation payments equal to two years' salary if it elects to enforce the post-termination non-compete covenants.

Under the terms of retention arrangements with Nando Cesarone and Kate Gutmann, each entered into customary non-competition, non-solicitation and non-disclosure agreements in favor of the Company. If either of them is terminated without cause or resigns for "good reason", their RSU awards will continue to vest on the schedule above.

Key Employee Severance Plan

In May 2022, the Committee approved the UPS Key Employee Severance Plan (the "Plan"). The Plan provides for severance compensation and benefits upon certain terminations of employment of key employees, including the NEOs. The severance protections under the Plan replace cash severance benefits (if any) to which a participating employee would have otherwise been entitled under their protective covenant agreements.

The Plan in general provides that if the Company terminates a participant's employment other than due to "Cause," "Disability Termination," or death (a "Qualifying Termination"), the Company will pay: (i) an amount in cash equal to a pro-rata portion of the individual's annual performance incentive award under the MIP that would have been earned for the year of termination, based on actual performance for the full performance period, with the pro-rata portion calculated based on the number of months during which the individual was employed by the Company during the applicable year; (ii) an amount in cash equal to one times (or, for the CEO, two times) the sum of the participant's annual base salary plus the participant's target MIP performance award in effect as of the termination date; (iii) if the participant timely and properly elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), payment of the portion of their monthly COBRA premium for the participant and the participant's dependents that exceeds the premiums paid by the participant for such coverage immediately prior to termination for up to 18 months following termination, or, in certain circumstances, an equivalent benefit (subject to certain tax-based limitations); and (iv) career counseling services up to $20,000 (or, for the CEO, up to $30,000).

In addition, with respect to RPUs granted under the MIP or LTIP, in each case granted on or after the effective date of the Plan, a participant who experiences a Qualifying Termination will generally be entitled to the same treatment that would apply in the event of "retirement" under the terms of such awards. With respect to stock options granted to a participant on or after the effective date of the Plan, such stock options (to the extent vested as of the date of the Qualifying Termination) will remain exercisable until the earlier of the first anniversary of the termination date and the original expiration date of the stock options.

Change in Control

All outstanding equity awards that are continued or assumed by a successor entity in connection with a change in control require a "double trigger" for vesting to accelerate; that is, they also require a qualifying termination of employment prior to any acceleration of vesting.

Equity Grant Practices

Grants of awards to executive officers under our equity incentive programs are approved by the Committee. Stock options have an exercise price equal to the NYSE closing market price on the date of grant.

Consideration of Previous "Say on Pay" Voting Results

Our shareowners vote annually, on an advisory basis, to approve the compensation of our NEOs as set out in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in the Proxy Statement. See "Proposal 2 – Advisory Vote to Approve Named Executive Officer Compensation." In the most recent advisory vote to approve NEO compensation, taken at the 2022 Annual Meeting of Shareowners, nearly 92% of votes cast approved our NEO compensation.

The Committee carefully considered the results of this vote as well as many other factors in determining the structure and operation of our executive compensation programs. In addition, we regularly engage with our stakeholders, including on executive compensation matters. We use the results of these engagements to inform board discussions on our executive compensation policies and programs.

2022 Summary Compensation Table

The following table sets forth the compensation of our NEOs.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Carol Tomé Chief Executive Officer	2022	1,466,250	—	15,046,968	1,228,547	1,035,932	—	187,504	18,965,201
	2021	1,336,251	—	23,670,426	1,125,023	1,397,139	—	92,054	27,620,893
	2020	729,169	—	1,833,812	1,125,010	—	—	84,919	3,772,910
Brian Newman Chief Financial Officer	2022	784,377	—	5,563,543	382,755	364,363	—	94,203	7,189,241
	2021	760,764	—	10,934,230	373,401	3,128,793	—	56,690	15,253,878
	2020	741,321	600,000	991,596	362,505	2,555,238	—	96,784	5,347,444
Nando Cesarone President U.S. and UPS Airline	2022	768,042	—	4,348,893	351,117	364,278	—	107,812	5,940,142
	2021	683,361	—	7,218,244	313,487	475,914	—	98,089	8,789,095
	2020	606,495	—	3,699,097	163,548	357,008	—	60,728	4,886,876
Kate Gutmann President International, Healthcare and Supply Chain Solutions	2022	781,197	—	4,674,444	377,426	364,278	—	20,676	6,218,021
	2021	745,803	—	6,659,398	390,681	511,579	48,547	19,690	8,375,698
	2020	688,896	—	3,664,545	179,714	409,344	354,807	19,322	5,316,628
Bala Subramanian Chief Digital and Technology Officer	2022	330,853	250,000[7]	6,928,392	—	—	—	932	7,510,177

(1) Represents the salary earned during the portion of the year that the executive was employed.

(2) Represents the aggregate grant date fair value for stock awards computed in accordance with FASB ASC Topic 718. These awards include LTIP RPUs, MIP RPUs, and the awards described above under "Employment Transition Awards, Retention Arrangements and Recognition Awards." Information about the assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2022 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on Company performance and the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis."

In accordance with SEC rules, we also are required to disclose the grant date fair value for awards with performance conditions assuming maximum performance. The grant date fair value for the 2022 LTIP RPU awards, assuming maximum performance, is as follows: Tomé — $26,955,496; Newman — $9,956,640; Cesarone — $7,473,062; Gutmann — $8,032,806; and Subramanian - $6,334,038. The grant date fair value for the performance-based component of Bala Subramanian's equity award made in connection with his employment offer letter, assuming maximum performance, is $2,308,131.

(3) Represents the aggregate grant date fair value for option awards granted in the applicable year, computed in accordance with FASB ASC Topic 718. The assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2022 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis" section.

(4) Represents the cash portion of the MIP performance incentive award and the MIP ownership incentive award. Also, for Brian Newman, represents the cash portion of the performance-based cash award granted under his employment offer letter.

(5) Represents an estimate of the annual increase in the actuarial present value of the NEO's accrued benefit under our retirement plans for the applicable year, assuming retirement at age 60 (or current age, if later). The actuarial present value of Kate Gutmann's accrued benefit under our retirement plans decreased by $536,476 between the measurement date used for 2021 and the measurement date used for 2022. See "Executive Compensation — 2022 Pension Benefits" for additional information, including assumptions used in this calculation. The change in pension value can be impacted by a number of factors, including additional credited service, changes in amounts of compensation covered by the benefit formula, plan amendments and assumption changes.

(6) All other compensation consisted of the following:

Name	401(k) Plan Retirement Contributions[a] ($)	Restoration Savings Plan Contributions[b] ($)	401(k) Plan Match ($)	Life Insurance Premiums ($)	Financial Planning Services ($)	Healthcare Benefits ($)	Other [c] ($)	Total ($)
Carol Tomé	14,500	120,713	9,150	21,584	15,000	5,549	1,008	187,504
Brian Newman	14,500	48,633	9,150	2,027	14,344	5,549	—	94,203
Nando Cesarone	23,200	53,277	9,150	1,982	14,654	5,549	—	107,812
Kate Gutmann	—	—	7,625	2,018	5,484	5,549	—	20,676
Bala Subramanian	—	—	—	932	—	—	—	932

(a) For plan participants hired after July 1, 2016, we generally provide a retirement contribution based on years of service.

(b) For plan participants hired after July 1, 2016, benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan.

(c) From time to time, when it is in the best interests of the Company, executive officers may be allowed or encouraged to bring a spouse to Company sponsored events. In such event, the incremental cost to the Company for spousal attendance is treated as compensation to the executive officer. Amounts in this column represent such cost.

(7) See "Employment and Severance Arrangements; Change in Control Payments" in the Compensation Discussion and Analysis for a description of cash transition payments made in connection with Bala Subramanian's hiring.

2022 Grants of Plan-Based Awards

The following table provides information about plan-based awards granted during 2022 to each of the NEOs.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Carol Tomé	—	—	—	1,000,000	1,666,667	—	—	—	—	—	—	—
	3/23/2022	—	—	—	—	—	53,117	116,857	—	—	—	12,252,498
	3/23/2022	—	—	—	—	—	—	—	—	25,357	214.58	1,228,547
	2/9/2022	—	—	—	—	—	—	—	12,416	—	—	2,794,469
Brian Newman	—	—	—	342,633	1,666,667	—	—	—	—	—	—	—
	3/23/2022	—	—	—	—	—	19,620	43,164	—	—	—	4,525,745
	3/23/2022	—	—	—	—	—	—	—	—	7,900	214.58	382,755
	2/9/2022	—	—	—	—	—	—	—	4,611	—	—	1,037,798
Nando Cesarone	—	—	—	342,333	1,666,667	—	—	—	—	—	—	—
	3/23/2022	—	—	—	—	—	14,726	32,397	—	—	—	3,396,846
	3/23/2022	—	—	—	—	—	—	—	—	7,247	214.58	351,117
	2/9/2022	—	—	—	—	—	—	—	4,230	—	—	952,046
Kate Gutmann	—	—	—	342,333	1,666,667	—	—	—	—	—	—	—
	3/23/2022	—	—	—	—	—	15,829	34,824	—	—	—	3,651,275
	3/23/2022	—	—	—	—	—	—	—	—	7,790	214.58	377,426
	2/9/2022	—	—	—	—	—	—	—	4,546	—	—	1,023,168
Bala Subramanian	—	—	—	—	—	—	—	—	—	—	—	—
	7/18/2022	6/8/2022	—	—	—	—	5,554	12,219	—	—	—	1,049,151
	9/30/2022	6/8/2022	—	—	—	—	16,830	37,026	—	—	—	2,879,108
	7/18/2022	6/8/2022	—	—	—	—	—	—	16,660	—	—	3,000,133

(1) Reflects, as applicable, the target and maximum values of the cash portion of the 2022 MIP award for each NEO. A participant's first MIP award is paid entirely in vested class A stock. The potential payments for the MIP award are performance-based and therefore at risk.

(2) Potential number of RPUs that could be earned under the 2022 LTIP if the target or maximum performance goals are attained. Bala Subramanian's potential number of RPUs that could be earned under the 2022 LTIP have been prorated based on his start date. For Bala, also includes a one-time grant of LTIP RPUs made in connection with his hiring, with the final payout subject to Company performance under the 2021 LTIP Award.

(3) For NEOs other than Bala Subramanian, represents the number of RPUs or shares of class A stock granted in 2022 pursuant to the 2021 MIP. For Bala Subramanian, represents an initial grant of RSUs made in connection with his hiring, which generally vests in equal increments on July 18, 2023 and 2024, provided he remains an employee through the applicable vesting dates.

(4) Represents stock options granted under the Stock Option program in 2022. Bala Subramanian did not receive a Stock Option Award in 2022 based on his July 2022 start date.

(5) Grant date fair value under FASB ASC Topic 718 of the LTIP RPUs, MIP RPUs, stock options and the initial awards to Bala Subramanian, as applicable, granted to each of the NEOs in 2022. Fair values are calculated using the NYSE closing price of UPS stock on the date of grant for RPUs and RSUs, and the Black-Scholes option pricing model for stock options. The grant date fair value of the units granted under the 2022 LTIP and under the performance-based initial RPU grant for Bala Subramanian, which have performance conditions, are computed based on the probable outcome of the performance conditions. There can be no assurance that any value will ever be realized.

2022 Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by exercisable options, unexercisable options, and unvested RSUs and RPUs held by the NEOs on December 31, 2022.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Carol Tomé	40,504	60,757	99.28	6/1/2020	6/1/2030	—	—	—	—
	9,523	38,096	165.66	2/10/2021	2/10/2031	—	—	—	—
	—	25,357	214.58	3/23/2022	3/23/2032	—	—	—	—
	—	—	—	—	—	12,813	2,227,438	115,460	20,071,566
Brian Newman	12,154	18,232	105.54	2/12/2020	2/12/2030	—	—	—	—
	3,161	12,644	165.66	2/10/2021	2/10/2031	—	—	—	—
	—	7,900	214,58	3/23/2022	3/23/2032	—	—	—	—
	—	—	—	—	—	4,758	827,216	46,488	8,081,474
Nando Cesarone	735	—	106.87	3/1/2017	3/1/2027	—	—	—	—
	756	757	106.43	3/1/2018	3/1/2028	—	—	—	—
	633	633	104.45	3/22/2018	3/22/2028	—	—	—	—
	1,692	3,383	111.80	2/14/2019	2/14/2029	—	—	—	—
	2,742	8,226	105.54	2/12/2020	2/12/2030	—	—	—	—
	2,653	10,616	165.66	2/10/2021	2/10/2031	—	—	—	—
	—	7,247	214.58	3/23/2022	3/23/2032	—	—	—	—
	—	—	—	—	—	22,173	3,854,628	33,214	5,773,922
Kate Gutmann	8,066	2,017	106.43	3/1/2018	3/1/2028	—	—	—	—
	5,822	3,882	111.80	2/14/2019	2/14/2029	—	—	—	—
	6,025	9,039	105.54	2/12/2020	2/12/2030	—	—	—	—
	1,825	7,304	165.66	2/10/2021	2/10/2031	—	—	—	—
	1,331	5,326	163.25	3/25/2021	3/25/2031	—	—	—	—
	—	7,790	214.58	3/23/2022	3/23/2032	—	—	—	—
	—	—	—	—	—	24,335	4,230,472	32,385	5,629,808
Bala Subramanian	—	—	—	—	—	16,925	2,942,190	22,636	3,935,042

(1) Stock options generally vest over a five-year period with 20% of the option vesting at each anniversary date of the grant. All options expire ten years from the date of grant. Under the terms of our equity incentive plans, unvested stock options become fully vested on the retirement date for the NEOs if they meet certain service requirements.

(2) Unvested stock awards in this column include: (a) RPUs granted as part of the MIP in 2018 that vest over a five-year period with approximately 20% of the award vesting on January 15 of each year; (b) RPUs granted as part of the 2021 MIP which vest one year after the grant date; (c) the initial grant of RSUs made to Bala Subramanian in connection with his hiring, which vests 50% on each of July 18, 2023 and 2024; (d) the 2020 special grants of RSUs to Nando Cesarone and Kate Gutmann, which generally vest as follows: 25% on May 13, 2021, 25% on May 13, 2022 and 50% on May 13, 2023,; and (e) the 2021 special grant of RSUs to Kate Gutmann which generally vest as follows: 25% on March 25, 2022; 25% on March 25, 2023; and 50% on March 25, 2024. Values are rounded to the closest unit.

(3) Market value based on NYSE closing price of the class B common stock on the last trading day of the year of $173.84.

(4) Represents the potential units to be earned under the 2021 and 2022 LTIP awards, and any DEUs allocated since the grants were made, at target performance level. For the 2022 LTIP award, which has a performance period ending December 31, 2024, the maximum number of RPUs that could be earned is as follows: Tomé — 119,847; Newman — 44,268; Cesarone — 33,227; Gutmann — 35,715; and Subramanian - 37,369. For the 2021 LTIP award, which has a performance period ending December 31, 2023 (and was granted to NEOs other than Bala Subramanian), the maximum number of RPUs that could be earned is as follows: Tomé — 134,165; Newman — 58,005; Cesarone — 39,844; and Gutmann — 35,532. For Bala Subramanian, also includes the target number of RPUs that could be earned under the initial grant of RPUs made in connection with his hiring, with the actual payout based on Company performance under the 2021 LTIP. The maximum number of RPUs that could be earned in connection with this award is 12,430.

2022 Option Exercises and Stock Vested

The following table sets forth the subject number of shares and corresponding value realized during 2022 regarding options that were exercised, and restricted stock units and restricted performance units that vested, for each NEO.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Carol Tomé	—	—	109,934	19,110,927
Brian Newman	—	—	56,597	10,084,523
Nando Cesarone	7,129	878,894	46,193	8,272,992
Kate Gutmann	27,501	2,807,919	44,410	8,054,814
Bala Subramanian	—	—	—	—

(1) Consists of: the 2021 MIP RPUs that vested on February 10, 2022; the 2022 MIP RPUs that vested on December 31, 2022; the 2020 LTIP RPUs at target that vested on December 31, 2022; and the portion of special RSUs awarded in prior years to Nando Cesarone and Kate Gutmann that vested in 2022. Vested RPUs and RSUs are distributed to participants in an equivalent number of shares of class A common stock.

(2) Based on the NYSE closing price of the class B common stock on the applicable vesting date.

2022 Pension Benefits

The following table quantifies the pension benefits expected to be paid to each NEO from the UPS Retirement Plan and the UPS Excess Coordinating Benefit Plan as of December 31, 2022. The terms of each are described below.

Name	Plan Name	Number of Years Credited Service (#)[2]	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
Carol Tomé[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Brian Newman[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Nando Cesarone[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Kate Gutmann	UPS Retirement Plan	33.0	1,265,887	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	1,265,887	—
Bala Subramanian[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—

(1) Not eligible to participate in the UPS Retirement Plan or the UPS Excess Coordinating Benefit Plan.

(2) Represents years of service as of December 31, 2022 for all plans.

(3) Represents the total discounted value of the monthly lifetime benefit earned at December 31, 2022, assuming the individual continues in service and retires at age 60 or at the executive's actual age, if later. The present value is not the monthly or annual lifetime benefit that would be paid to the individual. The present values are based on discount rates of 5.71% and 6.07% for the UPS Retirement Plan and UPS Excess Coordinating Benefit Plan, respectively, at December 31, 2022. The present values assume no pre-retirement mortality and utilize the Pri-2012 healthy mortality table with adjusted mortality improvement after 2012 (no collar for the UPS Retirement Plan and white collar for the UPS Excess Coordinating Benefit Plan), with mortality improvements after 2012 using the MP-2021 projection scale adjusted to converge to 0.5% in 2027 on the SOA Retirement Plan's Experience Committee model.

Pension Benefits

The UPS Retirement Plan is non-contributory and includes substantially all eligible employees of participating domestic subsidiaries who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. The UPS Retirement Plan was closed to new entrants as of July 1, 2016.

UPS also sponsors a non-qualified defined benefit plan, the UPS Excess Coordinating Benefit Plan, for non-union employees whose pay and benefits in the qualified plan are limited by the Internal Revenue Service. An employee must be at least age 55 with 10 years of service to be eligible to participate in this plan. In the year that an individual first becomes eligible to participate in the UPS Excess Coordinating Benefit Plan, there is an increase for the participant for that year equal to the full present value of the participant's accrued benefit in the plan. In accordance with the terms of the Excess Coordinating Benefit Plan, following a participant's retirement, the Company pays an amount equal to the Social Security and Medicare taxes due on the present value of the benefits provided under the plan.

The UPS Retirement Plan and UPS Excess Coordinating Benefit Plan provide monthly lifetime benefits to participants and their eligible beneficiaries based on final average compensation at retirement, years of service with UPS and age at retirement. Participants may choose to receive a reduced benefit payable in the form of an annuity that is equivalent to the single lifetime benefit.

The plans provide monthly benefits based on the results from up to four benefit formulas. Participants receive the largest benefit from among the applicable benefit formulas. For Kate Gutmann the formula that results in the largest benefit is called the "grandfathered integrated formula." This formula provides retirement income equal to 58.33% of final average compensation, offset by a portion of the Social Security benefit. A participant with less than 35 years of benefit service receives a proportionately lesser amount.

Participants earn benefit service for the time they work as an eligible UPS employee. For purposes of the formulas, compensation includes salary and an eligible portion of the MIP award. The average final compensation for each participant in the plans is the average covered compensation of the participant during the five highest consecutive years out of the last ten full calendar years of service.

Benefits payable under the UPS Retirement Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed and adjusted from time to time by the Internal Revenue Service. Eligible amounts exceeding these limits will be paid from the UPS Excess Coordinating Benefit Plan. Under this plan, participants receive the benefit in the form of a life annuity.

The plans permit participants with 25 or more years of benefit service to retire as early as age 55 with only a limited reduction in the amount of their monthly benefits. NEOs eligible to retire at age 60 receive unreduced benefits from the plans. In addition, the plans allow participants with ten years or more of service to retire at age 55 with a larger reduction in the amount of their benefit. These plans froze accruals after December 31, 2022.

2022 Non-Qualified Deferred Compensation

The following table shows the executive and Company contributions or credits, earnings and account balances for the NEOs in the UPS Deferred Compensation Plan and UPS Restoration Savings Plan for 2022.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Carol Tomé	UPS Deferred Compensation Plan	1,877,493	—	(711,503)	—	5,605,549
	UPS Restoration Savings Plan	—	120,713	(12,274)	—	144,160
	Outstanding Non-employee Director RSU Awards	—	—	(882,020)	—	4,528,835
Brian Newman	UPS Restoration Savings Plan	—	48,633	(5,977)	—	54,776
Nando Cesarone	UPS Restoration Savings Plan	—	53,277	(12,991)	—	89,473
Kate Gutmann	UPS Deferred Compensation Plan	—	—	(94,041)	—	467,849
Bala Subramanian		—	—	—	—	—

(1) Amounts are also included in the "Salary" column of the 2022 Summary Compensation Table.

(2) Company credits to the UPS Restoration Savings Plan, which amounts are also disclosed in the "All Other Compensation" column of the 2022 Summary Compensation Table.

(3) No amounts in this column are reported in the 2022 Summary Compensation Table.

(4) Certain amounts in this column represent salary, bonus or stock options contributed by the NEO to the plans in prior years as follows: Tomé — $2,351,438; Newman – $0; Cesarone — $0; Gutmann — $118,149; and Subramanian - $0.

The deferred compensation vehicles in the UPS Deferred Compensation Plan and the UPS Restoration Savings Plan are described below. Not all of the NEOs participate in each feature of the UPS Deferred Compensation Plan.

Salary Deferral Feature

Prior to December 31, 2004, contributions could be deferred from executive officers' monthly salary and from their half-month bonus. Also prior to December 31, 2004, non-employee directors could defer retainer and meeting fees quarterly. Assets from the discontinued UPS Retirement Plan for Outside Directors were transferred to the 2004 and Before Salary Deferral Feature in 2003. No contributions were permitted after December 31, 2004, except as described below.

After December 31, 2004, executive officers may defer 1% to 35% of their monthly salary and 1% to 100% of the cash portion of the MIP award. They may also defer excess pre-tax contributions if the UPS 401(k) Savings Plan fails the annual average deferral percentage test. Non-employee directors may defer retainer fees quarterly. Elections are made annually for the following calendar year.

Stock Option Deferral Feature

Assets are invested solely in shares of UPS stock. Non-qualified or incentive stock options which vested prior to December 31, 2004 were deferrable during the annual enrollment period for the following calendar year. Participants deferred receipt of UPS stock that would otherwise be taxable upon the exercise of the stock option. The shares received upon exercise of these options are deferred into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as "deferred compensation obligations" in the shareowners' equity section of the balance sheet. No deferrals of stock options were permitted after December 31, 2004.

As a result of the requirements applicable to non-qualified deferred compensation arrangements under Section 409A of the Internal Revenue Code and related guidance, deferral of stock options is no longer offered under the UPS Deferred Compensation Plan for options that vested after December 31, 2004.

Withdrawals and Distributions under the UPS Deferred Compensation Plan

For the 2004 and Before Salary Deferral Feature, participants may elect to receive the funds in a lump sum or up to a 10-year installment (of 120 monthly payments), subject to restrictions if the balance is less than $20,000.

For the 2005 and Beyond Salary Deferral Feature, participants may elect to receive funds in a lump sum or up to a 10 year installment (120 monthly payments), subject to restrictions if the balance, plus the total balance in any other account which must be aggregated with the 2005 and Beyond Salary Deferral Account under Section 409A of the Internal Revenue Code, is less than the Internal Revenue Code Section 402(g) annual limit in effect for qualified 401(k) plans on the date the participant becomes eligible for a distribution.

For the Stock Option Deferral Feature, participants may elect to receive shares in a lump sum or up to 10 annual installments, subject to restrictions if the balance is less than $20,000. The distribution of shares will occur pro-rata based on the type of stock options (non-qualified or incentive) that were originally deferred.

The distribution election under the 2005 and Beyond Salary Deferral Feature may be changed one time only, but may be changed more frequently under the 2004 and Before Salary Deferral Feature and the Stock Option Deferral Feature.

Hardship distributions are permitted under all three features of the UPS Deferred Compensation Plan. Withdrawals are not permitted under the 2005 and Beyond Salary Deferral Feature, but withdrawals are permitted for 100% of the account under the 2004 and Before Salary Deferral Feature and Stock Option Deferral Feature. However, withdrawals will result in a forfeiture of 10% of the participant's total account balances.

No Company contributions are made to any of the three features of the UPS Deferred Compensation Plan. The aggregate balances shown in the table above represent amounts that the NEOs have earned but elected to defer, plus earnings (or less losses). There are no above-market or preferential earnings in the UPS Deferred Compensation Plan. The investment options mirror those in the UPS 401(k) Savings Plan. Dividends earned on shares of UPS stock in the UPS Deferred Compensation Plan are earned at the same rate as all other class A and class B shares of common stock. Dividends are added to the participant's deferred compensation balance. Deferral elections made under the UPS Deferred Compensation Plan are irrevocable once made.

UPS Restoration Savings Plan

Benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan, which is a non-qualified restoration plan designed to replace the benefits limited under the tax-qualified plan. Without the UPS Restoration Savings Plan, executive officers would receive a lower benefit as a percent of eligible compensation than the benefit received by other participants in the UPS Savings Plan.

Potential Payments on Termination or Change in Control

UPS has created a culture where long tenure for executives is the norm. As a result, executive officers serve without employment contracts, as do most of our other U.S.-based non-union employees.

In connection with each of Carol Tomé's, Brian Newman's and Bala Subramanian's hiring, we entered into protective covenant agreements with them which protect UPS's confidential information and include non-competition and non-solicitation covenants in favor of UPS. For Brian and Carol, if either of their employment is terminated without "cause", then the Company is obligated to pay their base salary for up to 24 months if it elects to enforce the post-termination covenants.

We have also entered into retention arrangements and similar protective covenant agreements with Nando Cesarone and Kate Gutmann that provide for the continued vesting of their 2020 special RSU retention grants in the event they are terminated without cause or resign for "good reason".

In May 2022, the Committee approved the UPS Key Employee Severance Plan (the "Severance Plan"). The Severance Plan provides for severance compensation and benefits upon certain terminations of employment of key employees, including the NEOs. The severance protections under the Severance Plan replace cash severance benefits (if any) to which a participating employee would have otherwise been entitled under their protective covenant agreements (as described above).

The Severance Plan in general provides that if the Company terminates the employment of a participant other than due to "Cause," "Disability Termination," or death (a "Qualifying Termination"), the Company will pay: (i) an amount in cash equal to a pro-rata portion of the individual's annual performance incentive award under the MIP that would have been earned for the year of termination, based on actual performance for the full performance period, with the pro-rata portion calculated based on the number of months during which the individual was employed by the Company during the applicable year; (ii) an amount in cash equal to one times (or, for the CEO, two times) the sum of the participant's annual base salary plus the participant's target MIP performance award in effect as of the termination date; (iii) if the participant timely and properly elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), payment of the portion of their monthly COBRA premium for the participant and the participant's dependents that exceeds the premiums paid by the participant for such coverage immediately prior to termination for up to 18 months following termination, or, in certain circumstances, an equivalent benefit (subject to certain tax-based limitations); and (iv) career

counseling services up to $20,000 (or, for the CEO up to $30,000).

In addition, with respect to RPUs granted under the MIP or LTIP, in each case granted on or after the effective date of the Severance Plan, a participant who experiences a Qualifying Termination will generally be entitled to the same treatment that would apply in the event of "retirement" under the terms of such awards. With respect to stock options granted to a participant on or after the effective date of the Severance Plan, such stock options (to the extent vested as of the date of the Qualifying Termination) will remain exercisable until the earlier of the first anniversary of the termination date and the original expiration date of the stock options.

For terminations of employment not governed by retention arrangements or the Severance Plan, our equity incentive plans and related documents contain provisions that affect outstanding awards to all plan participants, including the NEOs, in the event of a participant's death, disability, retirement, or a change in control (as defined below) of the Company.

Upon a participant's death, disability or retirement:

- Options will immediately vest, and remain exercisable until the tenth anniversary of the date of grant;

- Shares of restricted stock, RSUs or RPUs that are no longer subject to performance conditions will immediately vest. In the case of a participant's death, shares (or cash, as applicable) attributable to the number of restricted shares, RSUs or RPUs will be transferred to the participant's estate within 90 days. In the case of a participant's disability or retirement, shares (or cash, as applicable) attributable to the number of restricted shares, RSUs or RPUs will be transferred to the participant on the same schedule as if they had remained employed; and

- Shares of restricted stock, RSUs and RPUs that are still subject to performance conditions shall be deemed earned on a prorated basis for the number of months worked during the performance period. In the case of a participant's death, shares (or cash, as applicable) attributable to the prorated number of restricted shares, RSUs or RPUs calculated at target performance level will be transferred to the participant's estate within 90 days. In the case of a participant's disability or retirement, shares (or cash, as applicable) attributable to the prorated number of restricted shares, RSUs or RPUs calculated based on actual performance results for the full performance period will be transferred to the participant following the end of the performance period.

Upon a change in control, if the successor company does not continue, assume or substitute other grants for outstanding awards, or upon a change in control followed by a termination of the grantee's employment by UPS without cause or by the grantee for good reason:

- Options will immediately vest and become exercisable;

- Shares of restricted stock, RSUs or RPUs that are no longer subject to performance conditions will immediately vest; and

- Shares of restricted stock, RSUs and RPUs that are still subject to performance conditions will be deemed earned to the extent that actual achievement of the applicable performance conditions can be determined, or on a prorated basis for the portion of the performance period completed prior to the change in control or qualifying termination, based on target or actual performance.

Other Outstanding Awards; No Tax Gross-Ups

Any other awards which may be outstanding would vest and be paid generally as described above (except, where applicable, timing of payment generally will be tied to such change in control, rather than termination or resignation). We do not provide for the payment of tax gross-ups on outstanding awards.

The following table shows the potential payments to the NEOs upon a termination of employment under various circumstances. In preparing the table, we assumed the event occurred on December 30, 2022. The closing price per share of our class B common stock on the NYSE on the last trading day of 2022 was $173.84. The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company.

Name	Separation Pay[1] ($)	Accelerated/ Continued Vesting of Equity Awards[2] ($)	Total ($)
Carol Tomé			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	9,000,000	—	9,000,000
Change in Control (with qualifying termination)	9,000,000	17,293,446	26,293,446
Retirement	—	17,293,446	17,293,446
Death	—	17,293,446	17,293,446
Disability	—	17,293,446	17,293,446
Brian Newman			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	1,818,592	—	1,818,592
Change in Control (with qualifying termination)	1,818,592	6,397,536	8,216,128
Retirement	—	—	—
Death	—	6,397,536	6,397,536
Disability	—	6,397,536	6,397,536
Nando Cesarone			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	1,817,000	3,095,764	4,912,764
Change in Control (with qualifying termination)	1,817,000	7,782,250	9,599,250
Retirement	—	—	—
Death	—	7,782,250	7,782,250
Disability	—	7,782,250	7,782,250
Kate Gutmann			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	1,817,000	3,242,333	5,059,333
Change in Control (with qualifying termination)	1,817,000	7,980,706	9,797,706
Retirement	—	—	—
Death	—	8,153,289	8,153,289
Disability	—	8,153,289	8,153,289
Bala Subramanian			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	1,667,500	4,581,270	6,248,770
Change in Control (with qualifying termination)	1,667,500	4,581,270	6,248,770
Retirement	—	—	—
Death	—	4,581,270	4,581,270
Disability	—	4,581,270	4,581,270

(1) Represents the benefits under the UPS Key Employee Severance Plan. For Carol Tomé, represents two times her annual base salary and two times her target MIP award (200% of base salary). For the other NEOs, represents one times their annual base salary and a sum equalling their target MIP awards (130% of base salary).

(2) Represents the value of accelerated or continued vesting of stock options and RPUs in accordance with the terms of our equity incentive plans and the applicable award certificates. Also includes the 2021 and 2022 LTIP awards calculated at target. The performance measurement period for the 2021 LTIP award ends December 31, 2023, and performance measurement period for the 2022 LTIP award ends December 31, 2024. With respect to Nando Cesarone and Kate Gutmann, includes the continued vesting of the one-time RSU awards to each as described in "Employment Transition Awards, Retention Arrangements and Recognition Awards" above.

Other Amounts

The previous table does not include payments and benefits to the extent they are generally provided on a non-discriminatory basis to salaried employees not subject to a collective bargaining agreement upon termination of employment. These include:

- Life insurance upon death in the amount of 12 times the employee's monthly base salary, with a December 30, 2022 maximum benefit payable of $1 million;

- A death benefit in the amount of three times the employee's monthly salary;

- Disability benefits; and

- Accrued vacation amounts.

The tables also do not include amounts to which the executives would be entitled to receive that are already described in the compensation tables that appear earlier in this Proxy Statement, including:

- The value of equity awards that are already vested;

- Amounts payable under defined benefit pension plans; and

- Amounts previously deferred into the deferred compensation plan.

Definition of a Change in Control

A change in control as defined in our equity incentive compensation plans is generally deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

- The consummation of a reorganization, merger, share exchange or consolidation, in each case, where persons who were shareowners of UPS immediately prior to such reorganization, merger, share exchange or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power of the reorganized, merged, surviving or consolidated company's then outstanding securities entitled to vote generally in the election of directors in substantially the same proportions as immediately prior to the transaction; or a liquidation or dissolution of UPS or the sale of substantially all of UPS's assets; or

- Individuals who, as of any date (the "Beginning Date"), constitute the Board of Directors (the "Incumbent Board") and who, as of the end of the two-year period beginning on such Beginning Date, cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the Beginning Date whose election, or nomination for election by UPS's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of UPS, as such terms are used under applicable SEC rules and requirements) shall be considered as though such person were a member of the Incumbent Board.

Equity Compensation Plans

The following table sets forth information as of December 31, 2022 concerning shares of our common stock authorized for issuance under our equity compensation plans.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[1]	8,771,515	19.98	24,341,714[2]
Equity compensation plans not approved by security holders	—	N/A	—
Total	8,771,515	19.98	24,341,714

(1) Includes all equity incentive compensation plans and the Discounted Employee Stock Purchase Plan, each of which has been approved by our shareowners. Effective with the approval of the 2021 Omnibus Incentive Compensation Plan (the "2021 Plan") in May 2021, no additional securities may be issued under prior equity incentive compensation plans. Awards that do not entitle the holder to receive or purchase shares and awards that are settled in cash are not counted against the aggregate number of shares available for awards under the 2021 Plan. Awards that are subject to performance conditions are reported at the maximum performance level, which may overstate the dilution associated with such awards.

(2) In addition to grants of options, warrants or rights, this number includes up to 13,889,472 shares of common stock or other stock-based awards that may be issued under the 2021 Plan, and up to 10,452,242 shares of common stock that may be issued under the Discounted Employee Stock Purchase Plan. This number does not include shares under prior equity incentive compensation plans because no new awards may be made under those plans.

Median Employee to CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following ratio of the annual total compensation of our CEO to the annual total compensation of our median employee.

For purposes of this disclosure, the 2022 annual total compensation of the median compensated employee was $52,144; our CEO's 2022 annual total compensation was $18,977,605, and the ratio of these amounts was 364-to-one.

Our CEO's 2022 annual total compensation was different from the amount included in the 2022 Summary Compensation Table "Total" column. Amounts related to healthcare benefits, which are available generally to all salaried employees of the Company, are included in the annual total compensation amounts above. The CEO's and median employee's Company-paid healthcare benefit amounts were $12,404 and $5,937 respectively. For the CEO, this amount is not included in the 2022 Summary Compensation Table, as permitted by SEC regulations.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. As permitted by SEC rules, for our 2022 pay ratio reported above, we used a median employee whose compensation most closely aligned with the prior year median compensated employee, who is no longer employed by the company. We believe there has been no change in our employee population or employee compensation arrangements that would significantly impact our pay ratio disclosure. For these purposes, we identified the median compensated employee from our employee population as of October 1, 2020, using total taxable wages (Form W-2 Box 1 or equivalent) paid to our employees in fiscal year 2020. We determined our total workforce as of October 1, 2020 to consist of 547,857 employees. As permitted by SEC rules, under the 5% "De Minimis Exemption," we excluded 26,368 non-U.S. employees, or 4.8% of our total workforce. As a result of these exclusions, our median compensated employee was identified from an employee population of 521,489 employees.

The excluded countries and their employee populations were as follows: Argentina (242 employees), Australia (486 employees), Austria (185 employees), Bahrain (28 employees), Belarus (23 employees), Belgium (1,008 employees), Brazil (692 employees), Chile (113 employees), Colombia (1,064 employees), Costa Rica (343 employees), Czech Republic (453 employees), Denmark (531 employees), Dominican Republic (116 employees), Ecuador (65 employees), Egypt (29 employees), El Salvador (30 employees), Finland (187 employees), Greece (143 employees), Guam (2 employees), Guatemala (73 employees), Honduras (39 employees), Hong Kong (1,013 employees), Hungary (417 employees), Indonesia (159 employees), Ireland (1,133 employees), Italy (1,279 employees), Jamaica (4 employees), Japan (644 employees), Kazakhstan (36 employees), Kuwait (54 employees), Luxembourg (11 employees), Macau (2 employees), Malaysia (302 employees), Mexico (2,489 employees), Morocco (60 employees), New Zealand (27 employees), Nicaragua (25 employees), Nigeria (288 employees), Norway (105 employees), Pakistan (59 employees), Panama (32 employees), Peru (77 employees), Philippines (1,470 employees), Portugal (195 employees), Puerto Rico (442 employees), Romania (142 employees), Russia (571 employees), Singapore (1,219 employees), Slovakia (18 employees), Slovenia (51 employees), South Africa (277 employees), South Korea (558 employees), Spain (1,314 employees), Sweden (938 employees), Switzerland (703 employees), Taiwan (970 employees), Thailand (473 employees), Turkey (1,992 employees), Ukraine (89 employees), United Arab Emirates (532 employees), U.S. Virgin Islands (10 employees), and Vietnam (336 employees).

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following table and related disclosures.

Year[1]	Summary Comp Table Total for First CEO ($)	Summary Comp Table Total for Second CEO ($)	Comp Actually Paid to First CEO ($)	Comp Actually Paid to Second CEO ($)	Average Summary Comp Table Total for Non-CEO Named Executive Officers ($)	Average Comp Actually Paid to Non-CEO Named Executive Officers ($)	Value of Initial Fixed $100 Investment Based on:		Net Income (millions) ($)	Adjusted Operating Profit[3] (millions) ($)
							Total Shareholder Return ($)	Peer Group[2] Total Shareholder Return ($)		
2022	N/A	18,965,201	N/A	13,072,062	6,714,395	5,141,166	162.33	131.11	11,548	13,853
2021	N/A	27,620,893	N/A	43,250,361	10,489,120	19,573,719	193.56	152.83	12,890	13,144
2020	5,842,130	3,772,910	37,662,113	13,337,679	5,454,192	11,181,872	147.28	118.18	1,343	8,718

(1) In 2022, Carol Tomé was the CEO and the Non-CEO NEOs were Brian Newman, Nando Cesarone, Kate Gutmann and Bala Subramanian; in 2021, Carol Tomé was the CEO and the Non-CEO NEOs were Brian Newman, Scott Price, Nando Cesarone and Kate Gutmann; and in 2020 the CEOs were David Abney (First CEO) and Carol Tomé (Second CEO), and the Non-CEO NEOs were Brian Newman, Nando Cesarone, Kate Gutmann, Juan Perez and George Willis.

(2) Our peer group is represented by the Dow Jones Transportation Average.

(3) Determined by reference to our publicly reported adjusted operating profit for each of 2022, 2021 and 2020.

CEO SCT Total to CAP Reconciliation

Year	Summary Compensation Table Total for CEO ($)	Deductions from SCT Total[1] ($)	Additions to SCT Total[2] ($)	Compensation Actually Paid ($)
2022	18,965,201	16,275,515	10,382,376	13,072,062
2021	27,620,893	24,795,449	40,424,917	43,250,361
2020[3]	3,772,910	2,958,822	12,523,591	13,337,679
	5,842,130	3,192,625	35,012,608	37,662,113

(1) Represents the grant-date fair value of stock awards granted during the year (2022: $15,046,968, 2021: $23,670,426, 2020: Carol Tomé $1,833,812 and David Abney $1,411,585), the grant-date fair value of option awards granted during the year (2022: $1,228,547, 2021: $1,125,023, 2020: Carol Tomé $1,125,010 and David Abney $1,153,237) and the aggregate change in the actuarial present value of accumulated benefits under pension plans (2022: $—, 2021: $—, 2020: Carol Tomé $— and David Abney $627,803).

(2) Represents the service cost for defined benefit pension plans (2022: $—, 2021: $—, 2020: Carol Tomé $— and David Abney $234,743) and the value of equity awards calculated using the required methodology for determining CAP, as further detailed in the table below.

(3) In 2020 the CEOs were Carol Tomé (first row) and David Abney (second row).

CEO Equity Component of CAP

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2022	12,805,107	(5,289,424)	—	2,866,693	10,382,376
2021	33,072,440	6,256,043	—	1,096,434	40,424,917
2020[1]	12,523,591	—	—	—	12,523,591
	9,170,268	14,290,966	—	11,316,631	34,777,865

(1) In 2020 the CEOs were Carol Tomé (first row) and David Abney (second row).

- Stock awards issued under the Management Incentive Plan are valued at the New York Stock Exchange ("NYSE") closing price of UPS Class B stock at each applicable date.
- Outstanding stock awards issued under the Long-Term Incentive Plan are valued using a Monte Carlo model at each reporting date with performance outcomes assumed to be at target. Long-Term Incentive Plan awards that vest during the period are valued using actual performance outcomes and the NYSE closing price of UPS Class B stock on the vesting date.
- Option awards are valued using a Black-Scholes option pricing model that reflects the award's exercise price relative to the NYSE closing price of UPS Class B common stock at each valuation date.
- Stock award valuations include reinvested dividends where applicable.

Average Other NEOs SCT Total to CAP Reconciliation

Year	Summary Compensation Table Total for Other NEOs ($)	Deductions from SCT Total[1] ($)	Additions to SCT Total[2] ($)	Compensation Actually Paid ($)
2022	6,714,395	5,656,643	4,083,413	5,141,166
2021	10,489,120	8,564,070	17,648,669	19,573,719
2020	5,454,192	3,897,928	9,625,608	11,181,872

(1) Represents the average grant date fair value of stock awards granted during the year (2022: $5,378,818, 2021: $8,200,584, 2020: $3,369,684), the average grant date fair value of option awards granted during the year (2022: $277,825, 2021: $351,349, 2020: $210,297) and the average aggregate change in the actuarial present value of accumulated benefits under pension plans (2022: $—, 2021: $12,137, 2020: $317,948).

(2) Represents the average service cost for defined benefit pension plans (2022: $44,219, 2021: $40,127, 2020: $65,084) and the value of equity awards calculated using the required methodology for determining CAP, as further detailed in the table below.

Average Other NEOs Equity Component of CAP

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2022	4,841,329	(1,551,105)	—	748,969	4,039,194
2021	12,120,687	2,762,650	—	2,725,205	17,608,542
2020	6,340,480	1,480,751	120,414	1,618,878	9,560,524

- Stock awards issued under the Management Incentive Plan are valued at the NYSE closing price of UPS Class B stock at each applicable date.
- Outstanding stock awards issued under the Long-Term Incentive Plan are valued using a Monte Carlo model at each reporting date with performance outcomes assumed to be at target. Long-Term Incentive Plan awards that vest during the period are valued using actual performance outcomes and the NYSE closing price of UPS Class B stock on the vesting date.
- Option awards are valued using a Black-Scholes option pricing model that reflects the award's exercise price relative to the NYSE closing price of UPS Class B common stock at each valuation date.
- Stock award valuations include reinvested dividends where applicable.

The following table lists the financial performance measures that we believe represent the most important financial performance measures we use to link compensation actually paid to our NEOs for fiscal 2022 to our performance.

Tabular List
Adjusted operating profit
Revenue growth
Adjusted return on invested capital
Adjusted earnings per share growth
Adjusted free cash flow

CAP versus TSR 2020 - 2022



CAP versus Net Income 2020 - 2022



CAP versus Adjusted Operating Profit 2020 - 2022



Proposal 2 — Advisory Vote to Approve Named Executive Officer Compensation

> **What am I voting on?** Whether you approve, on an advisory basis, the compensation of the NEOs as disclosed in this Proxy Statement.
>
> **Board's Recommendation:** Vote **FOR** this proposal.
>
> **Vote Required:** Approval by a majority of the voting power of the shares present in person or by proxy.

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, shareowners may vote, on an advisory basis, to approve the 2022 compensation paid to our NEOs as disclosed in this Proxy Statement ("say on pay"). We currently conduct say on pay votes annually. We expect that the next say on pay vote will occur at our 2024 Annual Meeting of Shareowners.

Pay for performance and alignment with the long-term interests of our shareowners are key principles of our compensation programs. NEO compensation reflects the following:

- encouraging executive decision-making that is aligned with the long-term interests of our shareowners;

- tying a significant portion of executive pay to Company performance over a multi-year period;

- promoting UPS's long-standing culture of owner-management; and

- balancing shorter and longer-term performance metrics to encourage the efficient management of our business and minimizing excessive risk-taking.

Although this vote is non-binding, the Compensation and Human Capital Committee and the board value your views and will consider the voting results. If there is a significant negative vote, we expect that we will consult directly with significant shareowners to better understand their concerns. The Compensation and Human Capital Committee and the board would consider feedback obtained through this process in making future compensation decisions.

In accordance with the Dodd-Frank Act, this vote does not overrule any decisions by the board, will not create or imply any change to or any additional fiduciary duties of the board and will not restrict or limit the ability of shareowners generally to make proposals for inclusion in proxy materials related to executive compensation.

Shareowners are being asked to approve the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosures in the Company's Proxy Statement for the 2023 Annual Meeting of Shareowners."

Proposal 3 — Advisory Vote on the Frequency of Future Advisory Votes to Approve Named Executive Officer Compensation

> **What am I voting on?** The frequency of future advisory votes on the compensation of the NEOs as described in the applicable proxy statement.
>
> **Board's recommendation:** Vote for a frequency of **EVERY YEAR.**
>
> **Vote required:** Approval by a majority of the voting power of the shares present in person or by proxy.

In accordance with the Dodd-Frank Act and Section 14A of the Exchange Act, in addition to providing shareowners with the opportunity to cast an advisory vote to approve the compensation of our NEOs, the Company this year is providing shareowners with the ability to cast an advisory vote to approve whether the advisory vote on NEO compensation should be held every year (annual), every two years (biennial), or every three years (triennial). For this proposal, shareowners can indicate whether they would prefer that we hold future advisory votes to approve NEO compensation every year, every two years, every three years, or they may abstain from voting on this proposal. At the Company's most recent vote in 2017 on the frequency of advisory votes to approve NEO compensation, shareowners approved a triennial voting frequency. However, in light of developing trends in corporate governance, in 2020, we began to voluntarily provide shareowners an annual opportunity to vote to approve such compensation. We continue to believe that an annual vote to approve NEO compensation is appropriate.

Although the vote is non-binding, the board and the Compensation and Human Capital Committee will review the voting results in making a decision as to the policy to be adopted by the board on the frequency of future advisory votes to approve NEO compensation.

In accordance with the Dodd-Frank Act, this vote does not overrule any decisions by the board, will not create or imply any change to or any additional fiduciary duties of the board and will not restrict or limit the ability of shareowners in general to make proposals for inclusion in proxy materials related to executive compensation.

Ownership of Our Securities

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth information as to each person known to us to be the beneficial owner of more than five percent of either our class A or class B common stock, based on SEC filings by such persons. Class A shares are entitled to ten votes per share and class B shares are entitled to one vote per share on each matter acted upon at the Annual Meeting. Class A shares are held by current and former employees and are not publicly traded. As of March 1, 2023 there were 134,119,136 outstanding shares of class A common stock and 722,802,470 outstanding shares of class B common stock.

Name and address	Number of Shares of Class B Stock Beneficially Owned	Percent of Class B Stock
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	57,900,388	8.0%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	67,566,426	9.3%

(1) According to a Schedule 13G/A filed with the SEC on February 3, 2023, BlackRock, Inc. has sole voting power with respect to 52,261,574 shares and sole dispositive power with respect to 57,900,388 shares.

(2) According to a Schedule 13G/A filed with the SEC on February 9, 2023, The Vanguard Group has shared voting power with respect to 1,083,417 shares, sole dispositive power with respect to 64,399,610 shares and shared dispositive power with respect to 3,166,816 shares.

The following table sets forth the beneficial ownership of our class A and class B common stock as of March 1, 2023 by each of our NEOs, each of our directors, and all of our executive officers and directors as a group. Ownership is calculated in accordance with SEC rules and regulations.

	Number of Shares Beneficially Owned[1]		Total Shares Beneficially Owned[4]
	Class A Shares[2][3]	Class B Shares	
Named Executive Officers			
Carol Tomé	310,987	13,036	324,023
Brian Newman	58,994	25,000	83,994
Nando Cesarone	56,622	1	56,623
Kate Gutmann	108,085	—	108,085
Bala Subramanian	2,114	—	2,114
Non-Employee Directors			
Rodney Adkins	18,069	—	18,069
Eva Boratto	2,728	—	2,728
Michael Burns	34,802	—	34,802
Wayne Hewett	2,728	873	3,601
Angela Hwang	3,078	—	3,078
Kate Johnson	2,414	—	2,414
William Johnson	32,104	160	32,264
Ann Livermore	57,558	—	57,558
Franck Moison	9,938	—	9,938
Christiana Smith Shi	8,018	—	8,018
Russell Stokes	2,414	400	2,814
Kevin Warsh	20,167	—	20,167
Executive Officers and Directors as a Group (21 persons)	**962,838**	**44,820**	**1,007,658** [5]

(1) Includes shares for which the named person or group has sole voting or investment power or has shared voting or investment power with his or her spouse.

(2) Includes class A shares that may be acquired through April 30, 2023 upon the conversion of RSUs following a separation from the Board of Directors, including 26,052 RSUs held by Carol Tomé in connection with her prior service as a non-employee director.

(3) Includes class A shares that may be acquired through stock options exercisable through April 30, 2023 as follows: Tomé – 174,237; Newman – 26,133; Cesarone – 9,293; Gutmann – 34,755; Subramanian - 0; and directors and executive officers as a group — 348,409.

(4) All directors and executive officers individually and as a group held less than one percent of outstanding shares of each of class A and class B common stock outstanding as of March 1, 2023. Assumes that all options exercisable through April 30, 2023 and owned by the named individual are exercised, and that shares acquirable under RSUs through April 30, 2023 are so acquired. The total number of shares outstanding used in calculating this percentage for each individual person also assumes that none of the options owned by other named individuals are exercised and that none of the shares acquirable under the RSUs held by other named individual are so acquired.

(5) Includes 280 RSUs and RPUs for executive officers and directors as a group that vest and convert to class A common stock prior to April 30, 2023. Directors hold vested equity interests that, in accordance with SEC reporting rules, are not reported in the table above because the individual does not have the right to acquire beneficial ownership of the underlying shares within 60 days of March 1, 2023. These equity interests represent additional financial interests in UPS that are subject to the same market risks as ownership of our common stock. For Carol Tomé and Ann Livermore, represents 1,336 and 2,827 phantom stock units, respectively; and for Michael Burns, Wayne Hewett, Franck Moison and Kevin Warsh, represents deferred non-employee director retainer fees allocated to 5,470, 1,203, 759 and 9,332 shares of UPS common stock, respectively, within the UPS Deferred Compensation Plan. Phantom stock units were granted to non-employee directors pursuant to a deferred compensation program previously provided to non-employee directors. Carol's phantom stock units were awarded during her prior service as a non-employee director. Dividends paid on UPS common stock are credited to the director's phantom stock unit balance. Upon termination of the individual's service as a director, amounts represented by phantom stock units will be distributed in cash over a time period elected by the recipient.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own beneficially more than 10% of either our class A or class B common stock to file reports of ownership and changes in ownership of such stock with the Securities and Exchange Commission. To our knowledge, for 2022 each of our directors and executive officers complied with all applicable Section 16(a) filing requirements, except for two Forms 4 for Franck Moison, both of which reported separate transactions. The two Forms 4 were filed late due to a Company administrative error.

Audit Committee Matters

Proposal 4 — Ratification of Auditors

> **What am I voting on?** Ratify the Audit Committee's (as used in this Audit Committee Matters section, the "Committee") appointment of Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for 2023.
>
> **Board's Recommendation:** Vote **FOR** the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2023.
>
> **Vote Required:** Approval by a majority of the voting power of the shares present in person or by proxy.

Deloitte has been our independent auditor since we became a publicly traded company in 1999. Prior to 1999, Deloitte served as the independent auditor of our privately held parent company since 1969. Deloitte audited our 2022 consolidated financial statements and our internal control over financial reporting.

The Committee appointed Deloitte as our independent registered public accounting firm for the year ending December 31, 2023. The board recommends that shareowners ratify Deloitte's appointment. Although shareowner ratification is not required, the board believes that seeking ratification is a good corporate governance practice. If not ratified, the Committee will reconsider Deloitte's appointment. Even if ratified, the Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of UPS and its shareowners.

A Deloitte representative is expected to attend the Annual Meeting and be available to respond to appropriate shareowner questions. Additional information about the Committee, Deloitte's appointment and fees, and other related matters follows.

Audit Committee Report

Roles and Responsibilities. The Committee's key responsibilities are described in its charter. The charter is reviewed annually and was most recently approved by the board in 2022 and is available on the governance section of the UPS Investor Relations website at www.investors.ups.com. Pursuant to its charter, the Committee's purposes, duties and responsibilities include:

- assisting the board in discharging its responsibilities relating to the Company's accounting, reporting and financial practices;

- overseeing the Company's accounting and financial reporting processes, including reviewing earnings or annual report press releases, overseeing the integrity of financial statements and evaluating major financial risks;

- having sole authority to appoint, oversee, determine the compensation of and terminate the Company's independent registered public accounting firm; and

- overseeing the Company's disclosure controls and internal controls, compliance with legal and regulatory requirements, and Code of Business Conduct.

Management has primary responsibility for preparing the Company's financial statements and establishing effective internal control over financial reporting. Deloitte is responsible for auditing those financial statements and the Company's internal control over financial reporting and expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the effectiveness of internal control over financial reporting based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission.

The Committee appoints the independent registered public accounting firm, approves the terms of the audit engagement, and reviews and approves Deloitte's fees. In this context, the Committee discussed the terms of Deloitte's 2023 audit engagement, the audit's overall scope and plan, and the other matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Committee asked Deloitte questions relating to such matters.

Financial Statement Oversight. The Committee met with management and Deloitte to review and discuss the Company's audited financial statements and internal control over financial reporting. The Committee discussed with management and Deloitte the critical accounting policies applied by the Company in the preparation of its financial statements, the quality, and not just the acceptability, of the accounting principles utilized, the reasonableness of significant accounting judgments, and the clarity of disclosures in the financial statements. The Committee also reviewed and discussed the Company's enhanced assessment and oversight of the effects of COVID-19 on internal controls and financial reporting.

The Committee regularly met with Deloitte and UPS's internal auditors, in each case with and without other members of management present, to discuss the results of their respective examinations, the evaluations of the Company's internal control and the overall quality and integrity of the Company's financial reporting.

Internal Audit Oversight. The Committee reviewed UPS's internal audit plan and the performance, responsibilities, charter, budget and staffing of UPS's internal audit function.

Compliance and Ethics Oversight. The Committee met with members of management to discuss the Company's legal and ethical compliance programs. The Committee also oversaw compliance with procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing and other federal securities law matters, including confidential and anonymous submissions of these complaints.

Auditor Independence. Deloitte provided the Committee with the written disclosures and the letter required by the PCAOB regarding Deloitte's communications with the Committee concerning independence. The Committee discussed Deloitte's independence with the firm and considered whether Deloitte's provision of non-audit services was compatible with their independence.

Pre-approvals. The Committee requires the pre-approval of all audit and non-audit services provided by Deloitte. The Committee reviewed and pre-approved all fees paid to Deloitte.

Committee Assessment of Deloitte. The Committee, along with management and the Company's internal auditors, reviewed Deloitte's 2022 performance. The Committee considered the continued independence, objectivity and professional skepticism of Deloitte, the length of time that Deloitte has served as the Company's independent auditors, the breadth and complexity of the business and its global footprint. The Committee also considered external data and management's perception of Deloitte's auditing qualification and experience, the quantity and quality of Deloitte's staff, Deloitte's fees, the communication and interaction with the Deloitte team over the course of the prior year, PCAOB reports on Deloitte, and the potential impact of changing independent registered public accounting firms.

The Committee determined that Deloitte can provide both the necessary expertise and has a similar global footprint to effectively audit UPS worldwide. The Committee also considered the efficiencies resulting from Deloitte's deep understanding of our business, Deloitte's focus on independence, their quality control policies, the quality and efficiency of the work performed, and the quality of discussions and feedback sessions. Additionally, the Committee is involved in the selection of the new partner-in-charge of the audit engagement when there is a rotation required under applicable rules.

Based on the results of its review, the Committee concluded that Deloitte is independent and that it is in the best interests of UPS and its shareowners to appoint Deloitte to serve as the Company's independent registered accounting firm for 2023. The board recommends that shareowners ratify this appointment.

Furthermore, the Committee recommended to the Board of Directors that the audited financial statements be included in UPS's Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

The Audit Committee

Eva Boratto, Chair
Michael Burns
Wayne Hewett
Angela Hwang

Principal Accounting Firm Fees

The Committee, with the ratification of the shareowners, engaged Deloitte to perform the annual audits of the Company's financial statements for each of the fiscal years ended December 31, 2022 and 2021. The aggregate fees billed to us for the fiscal years ended December 31, 2022 and 2021 by Deloitte, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates are listed in the table:

	2022	2021
Audit Fees[1]	$17,969,000	$20,246,000
Audit-Related Fees[2]	$ 1,977,000	$ 1,491,000
Total Audit and Audit-Related Fees	$19,946,000	$21,737,000
Tax Fees[3]	$ 65,000	$ 128,000
All Other Fees[4]	$ 80,000	$ —
Total Fees	$20,091,000	$21,865,000

(1) Fees for professional services performed by Deloitte for the audit of our annual financial statements and review of financial statements included in our Form 10-Q filings, internal control attestation procedures, statutory audits of foreign subsidiary financial statements and other services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Fees for assurance and related services performed by Deloitte that are reasonably related to the performance of the audit or review of our financial statements. This includes employee benefit plan and compensation plan audits, independent service auditors' reports, attestation procedures related to securities offerings, and other attestations by Deloitte.

(3) Fees for professional services performed by Deloitte with respect to tax compliance work and tax planning and advice services. This includes review of original and amended tax returns for the Company and its consolidated subsidiaries, refund claims, and payment planning and tax audit assistance.

(4) Fees for professional services performed by Deloitte with respect to assessments of climate reporting readiness.

Services Provided by Deloitte

All services provided by Deloitte are permissible under applicable laws and regulations. The Committee has established a policy requiring the pre-approval of all audit and non-audit services performed by Deloitte in order to help assure that the provision of such services does not impair Deloitte's independence.

Proposed services may be pre-approved through the application of detailed policies and procedures ("general pre-approval") or by specific review of each service ("specific pre-approval"). Unless a type of service to be provided by Deloitte has received general pre-approval, it requires specific pre-approval by the Committee. Any proposed services exceeding pre-approved cost levels also require specific approval by the Committee.

The Audit, Audit-Related, Tax and All Other services that have received general pre-approval of the Committee, and those services that are prohibited, are described in the policy along with the corresponding cost levels. The term of any general pre-approval is twelve months from the date of pre-approval, unless otherwise stated. The Committee annually reviews and pre-approves the services that may be provided by Deloitte without obtaining specific pre-approval and may revise the list from time to time based on subsequent determinations.

The Committee has delegated to its Chair the authority to pre-approve certain permitted services between the Committee's regularly scheduled meetings, and the Chair must report any pre-approval decisions to the Committee at its next scheduled meeting for review by the Committee. The policy prohibits the Committee from delegating its responsibilities to management for pre-approving Deloitte's permitted services.

Shareowner Proposals

In accordance with SEC rules, we have set forth below shareowner proposals and the shareowner proponents' supporting statements. The board's response to each proposal and voting recommendation are also set forth below. The board recommends a vote against each proposal because it does not believe the proposals will drive or create long-term shareowner value. Each shareowner proposal will be voted on at our Annual Meeting only if properly presented at the meeting. The Company is not responsible for any inaccuracies contained in the proposals.

Proposal 5 — Shareowner Proposal to Reduce the Voting Power of Class A Stock from 10 Votes Per Share to One Vote Per Share

What am I voting on? Whether you want the board to take steps to reduce the voting power of the Company's class A stock from 10 votes per share to one vote per share.

Board's Recommendation: Vote **AGAINST** this proposal because:

- The proposal is not in the best interests of the Company or its shareowners

- UPS's capital structure is unique and does not present risks inherent in typical dual-class structures

- UPS's dual-class structure does not concentrate voting power or provide any holder a level of control. Class A shares are held by more than 155,000 owners, and management, collectively, holds less than 1% of the voting power of our stock

- UPS's dual-class structure does not entrench management or the board. There is no controlling founder or family, and we regularly refresh management and the board

- UPS's governance documents provide additional safeguards against traditional dual-class concerns, including a de facto "sunset" provision on outstanding shares. Transfers of Class A shares are limited, resulting in conversion to Class B shares upon most transfers, and voting restrictions apply upon the acquisition of a significant voting block

- UPS's capital structure has contributed to its long-term success

- Eliminating this structure will not further improve UPS's corporate governance or financial performance

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has advised us that he intends to submit the proposal set forth below for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Proposal 5 — Equal Voting Rights for Each Shareholder



Shareholders request that our Board of Directors take steps to ensure that all of our company's outstanding stock has an equal one-vote per share in each shareholder voting situation. This would encompass all practicable steps including encouragement and negotiation with current and future shareholders, who have more than one-vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 10-votes per share compared to only one-vote per share for other shareholders. Corporate governance advocates have suggested a 7-year transition to equal voting rights for each share.

In spite of lopsided shares having 10-times more voting power, support for this proposal topic has steadily grown from 21% in 2013 to 32% in 2022.

With stock having 10-times more voting power UPS takes our shareholder money but does not give us in return an equal voice in our company's management.

Without a voice, shareholders cannot hold management accountable. It is important to continue to vote for this proposal to block UPS management from finding creative ways to further reduce their money at risk at UPS while maintaining the same control.

Plus, with the UPS shareholder-unfriendly brand of corporate governance, we had no right to call a special meeting or act by written consent. And we were restricted by provisions mandating an undemocratic 80%-vote in order to make a certain improvements to our corporate governance. This undemocratic 80% vote requirement translates into a well over a 100% vote requirement from the shares that typical vote at the annual meeting.

Please vote yes: **Equal Voting Rights for Each Shareholder — Proposal 5**

Response of UPS's Board

UPS has a unique employee ownership culture that has helped it grow and thrive. Current and former employees have been significant shareowners of the Company since well before the Company's IPO in 1999. UPS founder Jim Casey fostered this culture and an ownership mindset by urging his partners to run their departments like their own small business.

The Company's capital structure was developed and implemented in connection with the IPO in order to help ensure employees, who would own only a small portion of the number of shares outstanding, continued to feel like owners as contemplated by Jim Casey. This connection remains true today.

Our ownership structure includes class A and class B common stock. The class A shares are issued as incentive compensation and held by current and former UPS employees and their families in order to further our culture and ownership mindset. The Company's class B shares are publicly traded. This structure provides a significant incentive for our employees to take actions and make decisions that help facilitate UPS's long-term success, resulting in aligned interests among all shareowners. The structure also significantly enhances employee and retiree engagement.

UPS's capital structure is unique and does not present risks inherent in typical dual-class structures

The board strongly disagrees with this proposal's characterization of UPS's capital structure. Some companies maintain multiple classes of stock to concentrate voting power with a limited number of people (such as company founders) who have interests that may not align with other shareowners. Others embed the structure to promote managerial entrenchment or provide for disparate financial returns. As described below, UPS's unique capital structure does not present any of those risks.

UPS's dual-class structure does not concentrate voting power or provide any holder a level of control; provisions of UPS's governance documents would prevent voting power concentration

Dual-class structures are typically designed to protect voting control in an individual or small group. UPS's class A shares are widely held by approximately 155,000 current and former employees, from employees in our operations to executive officers. No single holder or group of holders owns any significant voting bloc. Our executive officers and directors, collectively, hold less than 1% of the total voting power of our class A and class B common stock. As a result, no founders, executive officers and directors, or other holders are able to exercise control or any significant influence over voting decisions.

In addition, UPS's certificate of incorporation (the "Certificate") also contains provisions that would limit the voting power of any shareholder, whether the holder of class A or class B common stock, if that holder controlled over 25% of UPS's outstanding voting power.

UPS's dual-class structure does not entrench management or the board

UPS maintains robust corporate governance practices, and its capital structure is not used to entrench management or the board. The board regularly reviews and considers succession planning issues. Our CEO has served in that role only since June 2020, and we added an independent board chair at that time. Also, since 2020, we have added five new board members and had four board members retire. In addition, during that time we added three new Executive Leadership Team members - all of whom are diverse - and had five leave the Company.

UPS's governance documents provide additional safeguards against traditional dual-class concerns, including an effective "sunset"

UPS's Certificate contains a number of provisions that provide additional safeguards against traditional dual-class concerns. For example, the Certificate contains provisions that provide an effective "sunset" provision on outstanding class A shares which has resulted in an average annual decline in the number of outstanding shares of class A common stock of 3.4% per year since the Company went public. This decline in the number and percentage of shares of class A common stock is expected to accelerate in future years. Generally, class A shares convert to class B shares upon a sale or transfer (unless transferred by an employee to a spouse or child). As described above, the Certificate also contains provisions that would limit the voting power of any class A or class B common shareholder, if that holder controlled over 25% of UPS's outstanding voting power. These governance principles run counter to the traditional notions of dual-class structures. In addition, the Certificate generally requires equal economic treatment of the class A and class B common stock, ensuring that holders of one class would not receive disparate economic or financial treatment as a result of the different voting rights.

UPS's capital structure has contributed to its long-term success

The interests of employees, who hold class A shares, go beyond UPS's current stock price and include operating the Company with a broader focus, which is important to our long-term success. Our growth and achievements have been bolstered by the commitment our capital structure has inspired in our employees and retirees.

This capital structure allows management to pursue long-term growth strategies and avoid the drawbacks associated with excessive emphasis on the short-term. Management is able to run the Company with a sense of purpose by focusing on sustainable value creation benefiting all the Company's stakeholders. In this regard, the interests of all UPS shareowners are aligned.

Eliminating this structure will not further improve UPS's corporate governance or financial performance

UPS already maintains robust corporate governance practices, eliminating a risk typically associated with dual-class structures. Other than our CEO, all UPS director nominees are independent. All UPS directors are elected annually by a majority of votes cast in uncontested director elections, only independent directors serve on the board's Audit, Compensation and Human Capital, Nominating and Corporate Governance and Risk Committees, and we have an independent Board Chair. Our board consists of an appropriate mix of newer and longer-tenured directors.

In recent periods, the board has voluntarily adopted a number of corporate governance principles aligned with marketplace developments. These include voluntarily adopting an annual say on pay vote, assigning human capital oversight responsibilities to the Compensation Committee and adding to the Company's proxy statement and sustainability reports gender and ethnicity information for employees and directors.

Changing the capital structure is unnecessary

The board believes that UPS's current capital structure continues to be in the best interests of the Company and its stakeholders. Shareowners have agreed with this assessment when they rejected similar proposals every year since 2013.

The board recommends that shareowners vote **AGAINST** this proposal.

Proposal 6 — Shareowner Proposal Requesting the Adoption of Independently Verified Science-Based Greenhouse Gas Emissions Reduction Targets in Line with the Paris Climate Agreement

What am I voting on? Whether you want to require the Company to adopt greenhouse gas emissions reduction targets different from those already announced by the Company.

Board's Recommendation: Vote **AGAINST** this proposal because:

- UPS's sustainability goals include a plan to become carbon neutral across Scope 1, 2 and 3 emissions in our global operations by 2050

- Our strategy includes addressing airline fuel emissions and the electrification of our delivery fleet

- At this time we do not believe there exist any scalable solutions for aircraft to achieve a science-based target by 2030 or 2035, as would be required to be in line with the Paris Agreement's goal

- UPS provides transparency, including comprehensive sustainability disclosures with regular updates on our progress

- UPS is committed to continuing to reduce our carbon footprint in a comprehensive and responsible manner

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

Green Century Capital Management, Inc., 114 State Street, Suite 200, Boston, MA 02109 and Trillium Asset Management LLC, Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111, have advised us that they intend to submit the proposal set forth below on behalf of the Trillium ESG Global Equity Fund and the Green Century Balanced Fund for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Whereas: In 2018, the Intergovernmental Panel on Climate Change updated the goals of the 2015 Paris Agreement to advise that net carbon emissions must fall 45 percent by 2030 and reach net zero by 2050 to limit warming below 1.5 degrees Celsius, thereby preventing the worst consequences of climate change.

Climate change poses risks to United Parcel Service (UPS). Exceeding 1.5 degrees is predicted to increase sea level rise, severe heat waves, floods, and hurricanes which may lead to shipping delays, including from washed out roadways,[1] deterioration of bridge infrastructure,[2] and buckling[3] and flooding of airport runways.[4] Shipping delays related to unpredictable weather cost US trucking companies $8.5 billion[5] and global air cargo companies $1 billion,[6] annually. By 2050, projections show heat waves costing the US economy $500 billion annually in lost labor productivity,[7] and extreme heat has already led to the tragic deaths of several UPS drivers.[8]

As an integrated freight and logistics company, UPS contributes significantly to climate change. The transportation sector is the largest source of U.S. greenhouse gas emissions.[9] Internal combustion engine medium and heavy-duty vehicles have significant adverse health impacts that disproportionately affect low-income communities and communities of color.[10]

1 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-transportation_.html

2 https://www.climatelinks.org/sites/default/files/asset/document/BRIDGES_PRIMER_CCA_ENGINEERING_DESIGN.pdf

3 https://www.upi.com/Top_News/World-News/2022/07/18/eu-runways-melt-britain-paris-parks-open-heat-wave-europe/1791658170654/

4 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-transportation_.html

5 https://rosap.ntl.bts.gov/view/dot/3384

6 https://www.tomorrow.io/blog/the-air-freight-industry-has-a-billion-dollar-weather-question-and-the-answer-is-now/

7 https://www.atlanticcouncil.org/wp-content/uploads/2021/08/Extreme-Heat-Report-2021.pdf

8 https://www.nytimes.com/2022/08/20/business/ups-postal-workers-heat-stroke-deaths.html

9 https://www.eia.gov/totalenergy/data/monthly/pdf/flow/fossil-fuel-spaghettichart-2021.pdf

10 https://www.washingtonpost.com/climate-solutions/2020/06/29/climate-change-racism/

Whereas peers FedEx and Amazon have set goals for electric vehicle procurement, UPS's goals for its ground fleet rely on alternative fuel, which unnecessarily prolongs potential emissions and bolsters fossil fuel infrastructure.[11]

While UPS has announced a goal to achieve carbon neutrality in its operations by 2050 and a 50 percent reduction in emissions per small package delivered by 2035, UPS has not set a goal that covers its scope 3 emissions, which represent 54 percent of its overall footprint.[12] Additionally, shareholders do not know whether UPS plans on achieving net zero through actual emissions reductions or through the purchase of carbon offsets.

Given the risks climate change poses to the economy, environment, employees, and other stakeholders, proponents believe UPS has a responsibility to its investors and stakeholders to adopt greenhouse gas reduction goals aligned with a 1.5 degrees scenario. Independently verified, science-based goals covering scopes 1-3 would provide shareholders with objective assurance that UPS is doing its part to reduce emissions in a comprehensive and timely manner. Peer DHL and 46 other air freight transportation and logistics companies have committed to set targets via the Science Based Targets Initiative (SBTi).

Resolved: Shareholders request that UPS adopt independently verified short and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to attain appropriate emissions reductions prior to 2030, in line with the Paris Agreement's goal of limiting global temperature rise to 1.5 degrees Celsius.

Supporting Statement: We recommend, at management's discretion, consideration of approaches used by advisory groups such as SBTi.

11   https://www.sightline.org/2021/03/09/the-four-fatal-flaws-of-renewable-natural-gas/

12   https://about.ups.com/content/dam/upsstories/assets/reporting/sustainability-2021/2021%20UPS%20GRI%20Report.pdf

Response of UPS's Board

UPS supports global efforts to mitigate the impact of climate change. Sustainability is an inherent part of UPS's overall business and operating strategy. We take a comprehensive, global approach to reducing energy use and GHG emissions within our network, as well as major portions of our value chain. As a global leader in logistics and supply chain solutions, we transport packages, facilitate international trade, and apply advanced technology to efficiently manage the world of business. In this role, we have both a responsibility and an opportunity to reduce GHG emissions throughout the supply chains of many businesses, including by efficiently consolidating shipments and otherwise reducing carbon intensity.

UPS's sustainability goals include a plan to become carbon neutral across Scope 1, 2 and 3 emissions in our global operations by 2050

In 2021, we announced ambitious sustainability goals as a part of our strategy, including a commitment to become carbon-neutral across our global operations by 2050, including Scope 1, 2 and 3 emissions. We also developed medium-term goals designed to help us achieve carbon neutrality, including adopting interim targets to reduce carbon emissions per package by 50% against a 2020 baseline; and to have 100% renewable electricity powering our facilities and use of 30% sustainable aviation fuel by 2035. Our sustainability goals, and progress towards achieving them, are further detailed in our annual sustainability disclosures.

Our strategy includes addressing airline fuel emissions and the electrification of our delivery fleet

UPS continues to transform its delivery fleet, and has made significant strides to this end. In 2022, aircraft fuel made up 66% of our total Scope 1 and Scope 2 GHG emissions. Our Fuel Analytics and Sustainability Group continuously evaluates opportunities to further reduce our emissions in this area, including accelerating efforts to reduce the carbon intensity of our fleet. We take a disciplined approach to emissions reductions in this area. We currently have one of the youngest, most fuel-efficient fleets in the industry. When appropriate, we make capital investments in newer, more fuel-efficient aircraft. In addition, we look for opportunities to retrofit older aircraft to further increase efficiency with the goal of lowering our carbon footprint.

As it relates to ground vehicles, we take a "rolling laboratory" approach of evaluating potential solutions in our network. We test prototypes on the road, collaborating with manufacturers, government agencies and other stakeholders to test feasibility, and evaluate appropriate investment opportunities. UPS's fleet of more than 15,600 alternative fuel and advanced technology vehicles includes all-electric, hybrid electric, hydraulic hybrid, ethanol, compressed natural gas (CNG), liquefied natural gas (LNG) and propane vehicles.

UPS has evaluated the feasibility of adopting targets verified by the Science Based Targets Initiative

In developing our emissions reductions goals, we evaluated the potential adoption of targets verified by the Science Based Targets Initiative ("SBTi"). At this time, we do not believe there exist scalable solutions for aircraft or heavy-duty vehicles in the transportation sector that would allow us to achieve 2030 and 2035 targets as would be required by the SBTi. The primary decarbonization path for the aviation sector is sustainable aviation fuel ("SAF"), which is limited in supply, availability and economic feasibility. Additional innovation in this area is needed. To that end, we continue to work with fuel producers, customers, and industry peers to collaborate on bringing scale to the SAF market.

UPS provides transparency, including comprehensive sustainability disclosures with regular updates on our progress

Each year, UPS reports company-wide emissions and tracks and discloses progress towards our emissions-reductions targets. We publish comprehensive sustainability related disclosures showcasing our commitment to our investors, our customers, our employees and the communities in which we operate. These include disclosures under the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP) frameworks. UPS's sustainability disclosures are extensive, targeted, and inclusive of Scope 1, 2, and 3 GHG emissions. We believe these disclosures provide stakeholders the information they need to assess our sustainability efforts and progress.

UPS is committed to continuing to reduce our carbon footprint in a comprehensive and responsible manner

We believe everyone shares responsibility to improve energy efficiency and reduce GHG emissions. UPS supports global efforts to mitigate the impact of climate change. Our optimized global smart logistics network, combined with our global GHG strategy, helps improve our efficiency and reduce our environmental impact. We will continue to take a fiscally responsible approach based on sound engineering principles to decarbonize our global operations. This technology and innovation driven strategy includes:

- Maintaining a leadership role in decarbonizing the transportation and logistics industries;

- Implementing operational improvements through technology to create overall network and delivery efficiencies beyond miles/fuel;

- Expanding our fleet of alternative fuel and advanced technology vehicles to reduce the proportion of conventional fuels we use;

- Supporting the testing and development of alternative air solutions, including electric aircraft and the use of SAF;

- Reducing conventional and increasing renewable energy use in our facilities;

- Providing customers with services that help them reduce their environmental impact; and

- Helping increase supplier awareness about GHG emissions and how to reduce them.

Adopting additional goals is unnecessary

The board believes the adoption of additional goals requested by this proposal is unnecessary given the Company's ongoing efforts in this area and information that is already publicly available. Therefore, approval of this proposal would not result in an efficient use of resources or materially alter the Company's efforts to reduce its emissions.

For these reasons, the board recommends that shareowners vote **AGAINST** this proposal.

Proposal 7 — Shareowner Proposal Requesting the Board Prepare a Report on Integrating GHG Emissions Reductions Targets into Executive Compensation

What am I voting on? Whether you want to require the board to prepare a report on integrating GHG emissions reductions targets into the performance goals, metrics and vesting conditions applicable to senior executives under UPS's incentive compensation plans.

Board's Recommendation: Vote **AGAINST** this proposal because:

- Commissioning this report is misguided and impracticable
- UPS provides transparency through comprehensive sustainability disclosures
- The Compensation and Human Capital Committee carefully considers the appropriate metrics for the Company's incentive compensation programs
- UPS is committed to reducing our carbon footprint for the benefit of all stakeholders

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

Zevin Asset Management, LLC, 2 Oliver Street, Suite 806, Boston, MA 02109, has advised us that they intend to submit the proposal set forth below on behalf of Ellen Sarkisian for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

RESOLVED: Shareholders request the United Parcel Service (UPS or the Company) Board Compensation Committee prepare a report assessing the feasibility of integrating the UPS' committed GHG emissions targets, goals, and other relevant sustainability measures, (as determined by the Board) into the performance goals, metrics, and vesting conditions applicable to senior executives under the UPS' compensation incentive plans. GHG emissions targets are defined as those goals and targets disclosed by the company in its proxy statement and other public documents. Sustainability measures are defined as the environmental and related considerations, and related financial impacts, that are integrated into long term corporate strategy.

WHEREAS: UPS has announced a goal to achieve carbon neutrality in its operations by 2050 and a 50% reduction in emissions per small package delivered by 2035. However, UPS has not set a goal that covers its Scope 3 emissions, which represent 54% of its overall footprint. Additionally, shareholders do not know if UPS plans on achieving net zero through actual emissions reductions or through the purchase of carbon offsets.

We believe that alignment of a corporate climate transition strategy with executive compensation metrics and incentives can increase the likelihood of UPS achieving a timely climate transition.

Achievement of a climate strategy that supports UPS' overall corporate strategy helps to protect long-term shareholder value.

A review of UPS' compensation structure for senior executives did not identify meaningful linkages between reducing GHG emissions and executive compensation. While compensation structures, especially for equity grants, are understandably linked primarily to shareholder returns, we believe these returns are impacted by the success of the Company in achieving its emissions targets and goals.

The achievement of the Company's committed carbon reduction targets is intended as an integral element of the success of overall corporate strategy. UPS has not committed to setting independently verified, science-based goals covering Scopes 1-3, which would provide shareholders with objective assurance that UPS is strategically reducing emissions in a comprehensive and timely manner.

Peer DHL and 46 other air freight transportation and logistics companies have committed to setting targets via the Science-Based Targets Initiative (SBTi). Chevron Corp., Marathon Petroleum Corp., and other Scope 3-intensive companies in recent years have tied executive compensation to reductions in their GHG emissions.[1]

SUPPORTING STATEMENT: Examples of approaches to linkages between GHG emissions reductions targets and compensation structures that the board could consider include:

- Design quantitative climate-related metrics with measurable payout or long-term incentive components

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1 https://news.bloomberglaw.com/esg/executive-pay-tied-to-esg-goals-grows-as-investors-demand-action

- Adding a vesting requirement for a portion of performance equity grants that vest upon the achievement of interim GHG emissions targets
- The interim targets would provide a pathway to the achievement of overall, longer-term targets
- The interim period could align with typical equity grant vesting cycle
- Adding a requirement for the achievement of one-year interim GHG emissions targets to the annual bonus plan
- Adding similar short- or longer-term compensation goals to other, related, material ESG-related targets.

Response of UPS's Board

As a global leader in logistics and supply chain solutions, we transport packages, facilitate international trade, and apply advanced technology to efficiently manage the world of business. In this role, we know we have both a responsibility and an opportunity to reduce GHG emissions throughout the supply chains of many businesses, including by efficiently consolidating shipments and otherwise reducing carbon intensity.

UPS currently takes a comprehensive, global approach to reducing energy use and GHG emissions within our network, as well as major portions of our value chain. As a result, UPS's senior executives are currently effectively managing for sustainability as a component of our long-term strategic goals. Integrating specific sustainability metrics into incentive compensation plans will not impact sustainability performance or long-term shareowner value at UPS.

This proposal mischaracterizes UPS's sustainability goals; our plan is to become carbon neutral across Scope 1, 2 and 3 emissions in our global operations by 2050

The proposal incorrectly states that "UPS has not set a goal that covers its Scope 3 emissions..." In 2021, we announced ambitious sustainability goals as a part of our overall strategy, including a commitment to become carbon-neutral across our global operations by 2050, including Scope 1, 2 and 3 emissions. We also developed medium-term goals designed to help us achieve carbon neutrality, including adopting interim targets to reduce carbon emissions per package by 50% against a 2020 baseline; and to have 100% renewable electricity powering our facilities and use of 30% sustainable aviation fuel by 2035. Our sustainability goals, and progress towards achieving them, are further detailed in our annual sustainability disclosures.

Sustainability performance is already a component of executive incentive compensation

Sustainability is an inherent part of UPS's overall business and operating strategy. We recognize that the efficiency of our global logistics network drives both business success and environmental impact. Our executive incentive compensation programs are designed to motivate towards the achievement of key performance metrics that support our long-term goals, including GHG emissions reductions.

Each year, the Compensation and Human Capital Committee, working closing with its independent consultant, seeks to optimize UPS's profitability and growth through appropriate incentives which are consistent with our goals and link incentive compensation with Company performance. This approach aligns the interests of executives with those of our shareowners, promotes individual performance and encourages teamwork.

Payouts under the Company's annual incentive program are subject to the achievement of key business objectives and at-risk based on Company performance. Payouts under the Company's long-term incentive program are subject to achievement of performance metrics over a three-year period that support our long-term strategy. The Committee believes that the selected metrics are appropriate and in the best interest of the Company and its shareowners, and properly motivate executives. The Committee does not believe that introducing additional sustainability metrics into the executive compensation programs will impact performance or is appropriate at this time.

UPS provides transparency, including comprehensive sustainability disclosures with regular updates on our progress

Approval of this proposal also would not impact UPS disclosure around GHG emissions reductions. Each year, UPS reports company-wide emissions and tracks and discloses progress towards our emissions-reductions targets. We publish comprehensive sustainability related disclosures showcasing our commitment to our investors, our customers, our employees and the communities in which we operate. These include disclosures under the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP) frameworks. UPS's sustainability disclosures are extensive, targeted, and inclusive of Scope 1, 2, and 3 GHG emissions. We believe these disclosures provide stakeholders appropriate information to assess our sustainability efforts and progress.

UPS is committed to continuing to reduce our carbon footprint in a comprehensive and responsible manner

Approval of the proposal also would not impact our goal to reduce our carbon footprint. Through our goals, UPS supports global efforts to mitigate the impact of climate change. Our optimized global smart logistics network, combined with our global GHG strategy, helps improve our efficiency and reduce our environmental impact. We will continue to take a fiscally responsible approach based on sound engineering principles to decarbonize our global operations. This technology and innovation driven strategy includes:

- Maintaining a leadership role in decarbonizing the transportation and logistics industries;

- Implementing operational improvements through technology to create overall network and delivery efficiencies beyond miles/fuel;

- Expanding our fleet of alternative fuel and advanced technology vehicles to reduce the proportion of conventional fuels we use;

- Supporting the testing and development of alternative air solutions, including electric aircraft and the use of SAF;

- Reducing conventional and increasing renewable energy use in our facilities;

- Providing customers with services that help them reduce their environmental impact; and

- Helping increase supplier awareness about GHG emissions and how to reduce them.

UPS is widely recognized for its sustainability practices

Approval of the proposal also would not significantly impact our sustainability practices. UPS is committed to sustainable business practices, including transparent sustainability reporting. We published our first Corporate Sustainability Report in 2003, and we continue to lead the way with the adoption of new sustainability reporting standards. We have been repeatedly recognized for our sustainability leadership, including the following:

- Presented with the U.S. Environmental Protection Agency (EPA) SmartWay Excellence award in 2020, 2018, 2016, 2015, 2009 and 2008. The award recognizes outstanding environmental performance and leadership.

- Named to the "Civic 50" by Points of Light for being one of the most community-minded companies in the nation for the third time.

- Inducted into the Climate Leadership Hall of Fame at the Climate Leadership Awards for work in response to climate change.

- Named to CNBC and JUST Capital's annual JUST 100 corporate leadership list. The list recognizes companies in the U.S. on environmental, social and governance issues.

The Compensation and Human Capital Committee carefully considers the appropriate metrics for the Company's incentive compensation programs

The Committee works carefully with their independent advisors to set appropriate metrics for the Company's incentive compensation programs. The Committee seeks to optimize the profitability and growth of our company through annual and long-term incentives which are consistent with our goals, and which link the senior executive compensation to the value of our common stock. This approach aligns the interests of senior executives more closely with those of our shareowners, promotes excellence in individual performance, and encourages teamwork among our employees.

Preparing an additional report is unnecessary

Integrating sustainability metrics into the process will not improve the already close alignment between senior executives and our shareowners' interests. Therefore, approval of this proposal would not result in an efficient use of resources or materially alter the Company's efforts to reduce its emissions.

For these reasons, the board recommends that shareowners vote **AGAINST** this proposal.

Proposal 8 — Shareowner Proposal Requesting the Board Prepare a Report on How the Company is Addressing the Impact of its Climate Change Strategy on Relevant Stakeholders Consistent with the "Just Transition" Guidelines

What am I voting on? Whether you want the board to prepare a report on how the Company is addressing the impact of its climate change strategy on relevant stakeholders consistent with the "Just Transition" guidelines of the International Labor Organization and indicators of the World Benchmarking Association.

Board's Recommendation: Vote **AGAINST** this proposal because:

- UPS already provides transparency, including comprehensive sustainability disclosures with regular updates on our progress

- UPS is committed to reducing our carbon footprint for the benefit of all stakeholders

- UPS is committed to maintaining open and honest dialog with our stakeholder and delivering positive social impact

- UPS continues to actively invest in talent recruitment and employee development

- The board provides independent oversight of UPS's human capital management and economic, environmental and social sustainability risks

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

The International Brotherhood of Teamsters, 925 Louisiana Avenue, NW, Washington, DC 20001, has advised us that they intend to submit the proposal set forth below for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Resolved: Shareholders request the Board of Directors prepare a report disclosing how United Parcel Service, Inc. ("UPS" or the "Company") is addressing the impact of its climate change strategy on relevant stakeholders, including but not limited to its employees, workers in its supply chain, and communities in which it operates, consistent with the "Just Transition" guidelines of the International Labor Organization and indicators of the World Benchmarking Association. The report should be prepared at reasonable cost, omit proprietary information, and be available to investors.

Supporting Statement: At the 2021 UN Climate Change Conference, the United States and other governments agreed to the Just Transition Declaration, which aligns with the "Just Transition" guidelines in the International Labor Organization's Guidelines for a just transition towards environmentally sustainable economies and societies for all. The latter states an environmentally sustainable future requires "anticipating impacts on employment, adequate and sustainable social protection for job losses and displacement, skills development and social dialogue." (https://

www.ilo.org/wcmsp5/groups/public/---ed_emp/---emp_ent/documents/publication/wcms_432859.pdf) Those guidelines emphasize the "pivotal role" of employers "in bringing about social, economic and environmental sustainability with decent work and social inclusion."

The World Benchmarking Association's indicators include discrete, time-based indicators, including those tied to developing a just transition plan through consultation with affected stakeholders; mitigating the negative social impacts of the carbon transition on workers and communities; establishing a clear process for identifying job dislocation risks for workers and communities; and developing plans to retain and reskill workers for an inclusive workforce. (See https://assets.worldbenchmarkingalliance.org/app/uploads/2021/07/Just-Transition-Methodology.pdf.)

In 2021, UPS announced its goal of becoming carbon-neutral across by 2050. This is laudable; however, UPS fails to disclose how this will be achieved in a manner consistent with a just transition, despite the potentially profound impact on employees and communities. A 2022 study by the World Benchmarking Alliance scored UPS at just 0.6/20 for its just transition indicator disclosure and called on the Company to increase reporting. (See https://www.worldbenchmarkingalliance.org/publication/transport/companies/united-parcel-service-ups/)

The challenges confronting a just transition strategy at UPS could not be clearer than when the company, in touting the sustainability benefits of route optimization technologies, states that "the greenest mile is the one not driven or flown."

There are also questions about the role UPS accords to automation in achieving its carbon goals, even though such technologies risk displacing or down-skilling jobs. These efforts include deploying warehouse robotics and investments or partnerships with companies developing self-driving technologies and those working towards drone delivery.

Commenting on such initiatives at the 2021 shareholder meeting, CEO Carol Tomé concluded by saying "there's a lot going on here. We've got a real commitment to reducing our carbon footprint."

With route efficiency and automation seemingly core to UPS' climate-strategy, there is an urgent need for the Company to develop a just transition plan to ensure its actions are fair and equitable to affected workers and communities.

Response of UPS's Board

UPS supports global efforts to mitigate the impact of climate change. Sustainability is an inherent part of UPS's overall business and operating strategy. We take a comprehensive, global approach to reducing energy use and GHG emissions within our network, as well as major portions of our value chain. As a global leader in logistics and supply chain solutions, we transport packages, facilitate international trade, and apply advanced technology to efficiently manage the world of business. In this role, we have both a responsibility and an opportunity to reduce GHG emissions throughout the supply chains of many businesses, including by efficiently consolidating shipments and otherwise reducing carbon intensity.

As UPS transitions to decarbonize our network, we understand there will be potential opportunities and challenges, and are committed to work with all of our stakeholders on this journey, including actively investing in our employees and communities and openly engaging with all stakeholders. The board's oversight of human capital management and economic, environmental and social sustainability risks helps identify and mitigate those risks and foster our continued progress in those regards. We do not believe the requested report would significantly alter the mix of information available.

UPS already provides transparency, including comprehensive sustainability disclosures with regular updates on our progress

UPS is committed to sustainable business practices and transparent sustainability reporting. We published our first Corporate Sustainability Report in 2003, and we continue to evaluate the adoption of new sustainability reporting standards. Each year, UPS reports company-wide emissions and tracks and discloses progress towards our emissions-reductions targets. We publish comprehensive sustainability related disclosures showcasing our commitment to our investors, our customers, our employees and the communities in which we operate. These include disclosures under the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP) frameworks. UPS's sustainability disclosures are extensive, targeted, and inclusive of Scope 1, 2, and 3 GHG emissions. We believe these disclosures provide stakeholders the information they need to assess our sustainability efforts and progress.

UPS is committed to reducing our carbon footprint for the benefit of all stakeholders

We believe everyone shares responsibility to improve energy efficiency and reduce GHG emissions and we are committed to reducing our carbon footprint for the benefit of all stakeholders. We are focused on five levers to achieve carbon neutrality by 2050:

- **Efficiency and innovation** – Our GHG emissions strategy includes improving our operational efficiency and reducing fuel consumption. Our actions resulted in a 14 percent reduction in CO_2e per package from 2010 to 2020. Starting from the base year of 2020, we have set a goal to reduce CO_2e per package delivered by an additional 50 percent by 2035.

- **Increasing SAF procurement** – In achieving carbon neutrality by 2050, in air transportation we are committing to source 30 percent aviation fuel from sustainable sources. At the current time, SAF supply remains limited, and it has not reached economies of scale, making it cost prohibitive for wide adoption. Over the next several years, UPS will continue to work within the industry, including with fuel producers, customers, and peers to accelerate the commercial availability, scale, cost, and competitiveness shift to SAF.

- **Fleet electrification** – A key part of our carbon reduction strategy involves electrifying our package delivery cars (class 4 to 6). We are collaborating with vehicle manufacturers to develop vehicle concepts to UPS specifications. We continue to move forward in R&D and testing other alternative fuels and technologies in our "Rolling Laboratory."

- **Renewable / biofuel interval solutions** – Not only are we working on fleet electrification, but we are also using alternative fuels in ground operations, which also serves as a bridging solution that will contribute to carbon reductions as we transition our fleet to zero-emission tailpipe vehicles.

- **Renewable electricity transformation** – Renewable electricity for our facility load and electric fleet will be acquired over the next decade.

UPS is committed to maintaining open and honest dialogue with our stakeholders and delivering positive social impact

We consider stakeholder engagement an essential aspect of our corporate governance. As UPS transitions to decarbonize our network, we understand there will be potential opportunities and challenges, and are committed to work with all of our stakeholders on this journey. Maintaining open and honest dialogue with our stakeholders is an important component of our corporate culture, and we are committed to engaging with all of our stakeholders on key environmental issues.

As one of the world's largest private employers, we communicate frequently with our employees and their unions at many levels of the Company to promote all parties working toward positive results for our employees and other major stakeholders. UPS also works with organized labor on key environmental issues. For several years, we have served on the Corporate Advisory Board of the Blue-Green Alliance, a group of labor and environmental organizations, to discuss emerging environmental issues and solutions, including how our climate change strategy will impact our employees and workers in the Company's supply chain.

We keep delivering social impact through our charitable giving, delivering **HELP** where it's needed most, focused on **H**ealth and humanitarian relief, **E**quity and economic empowerment, **L**ocal engagement through volunteerism and **P**lanet protection. An important commitment to support our engagement in the communities we serve includes UPSers volunteering 30 million hours by 2030.

UPS continues to actively invest in talent recruitment and employee development

UPS employees are motivated, high-performing people, and they represent a meaningful competitive advantage for the Company. We believe it is critical to recruit the best people and keep them for the long term — an especially important aim amid changes to our industry, our customers and the world's transportation infrastructure.

Central to our Employee Value Position is our investment in the careers of our employees through the Education Assistance Program. UPS helps our employees finance their education through one of the more generous tuition reimbursement programs in the marketplace. As an important recruiting and retention tool, students can use up to $25,000 for their education and attend school while working part-time or full-time at UPS.

We also intently focus on helping employees sharpen the skills needed to excel in their roles and achieve their long-term career goals. We offer our employees a range of continuous training and talent development opportunities, and those offerings combine experience, exposure, and education for employees throughout our organization. Employees create individualized development plans and collaborate with their managers to determine the most beneficial training programs and development opportunities to meet their unique goals. Additionally, self-development opportunities are available around the clock through our extensive online library in UPS University, our enterprise-wide learning management system and component of our global talent management system.

The board provides independent oversight of UPS's human capital management and economic, environmental and social sustainability risks

Our board is responsible, directly and through the Compensation and Human Capital Committee, for oversight of human capital matters, which responsibility it executes through a variety of methods and processes. Management provides regular updates and leads discussions with the board and its committees around human capital, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives. This is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Our board is also responsible for oversight of economic, environmental and social sustainability matters, which are considered as part of our comprehensive enterprise risk management program. The board regularly reviews the effectiveness of our risk management and due diligence processes related to material sustainability topics, and oversees management's development of our values, strategies and policies related to economic, environmental and social impacts. We believe the board's oversight of these matters helps identify and mitigate human capital management and economic, environmental and social sustainability risks, including the risks posed by the Company's climate change strategy.

Preparing an additional report is unnecessary

The board believes producing this report is unnecessary, not an efficient use of resources and will only serve to benefit the limited interests of a small group of shareowners.

For these reasons, the board recommends that shareowners vote **AGAINST** this proposal.

Proposal 9 — Shareowner Proposal Requesting the Board Prepare a Report on Risks or Costs Caused by State Policies Restricting Reproductive Rights

What am I voting on? Whether you want to require the board to publish a report on the risks or costs caused by state policies restricting reproductive healthcare rights and the strategies UPS may use to mitigate these risks.

Board's Recommendation: Vote **AGAINST** this proposal because:

- UPS offers industry-leading compensation and benefits to employees, including multiple benefits focused on our employees' health and wellness
- UPS is committed to a positive and supportive workplace environment for women
- We encourage UPSers to exercise their right to vote and inform their elected officials of their views on issues through the democratic process
- Preparing another report, of the nature requested by the proposal, will not drive or create long-term shareowner value

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

Arjuna Capital, 13 Elm Street, Manchester, MA 01944, has advised us that it intends to submit the proposal set forth below on behalf of Sara Frankel, for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Access to Reproductive Care

Companies must navigate a patchwork of state laws with respect to the provision of reproductive health care. In recent decades, states have passed more than 600 laws restricting abortion access, and twelve states now ban most abortions. Other states have enacted legislation that protects these rights.

United Parcel Service, Inc. ("UPS") employs nearly 93,000 female employees and has significant operations in states where reproductive rights are severely limited. These employees face challenges accessing reproductive healthcare, including abortion services, for themselves or family members.

Employers, as well as employees, bear the cost of restricted access to reproductive health care. Women who cannot access abortion are three times more likely to leave the workforce than women who are able to access abortion when needed, and four times as likely to slip into poverty (bit.ly/37qrmMw). The Institute for Women's Policy Research estimates that state-level abortion restrictions may annually keep more than 500,000 women aged 15 to 44 out of the workforce. These factors may harm UPS's ability to meet the diversity goals in its 2021 Global Reporting Initiative report (bit.ly/3Al0U2i), with negative consequences to performance, brand and reputation.

UPS may find it more difficult to recruit employees to states that have outlawed abortion (bit.ly/3Ctj3Zl). According to a 2022 survey commissioned by Lean In, strong majorities of women under 40, regardless of political affiliation, would prefer to work for a company that supports abortion access (Forbes, 8.2.22). In addition, a 2022 Harris Poll found that in the wake of the Dobbs decision, 69 percent of employees aged 18 to 34 want more clarity and transparency about their organization's policies and benefits for reproductive healthcare (https://bit.ly/3OqENNL).

Surveys have consistently shown that a majority of Americans wanted to keep the Roe v. Wade framework intact. In a 2021 survey of U.S. consumers, 64 percent said employers should ensure that employees have access to reproductive health care and 42 percent would be more likely to buy from a brand that publicly supports reproductive health care (bit.ly/3nmzd2U).

Resolved: Shareholders request that the UPS Board of Directors issue a public report prior to December 31, 2023, omitting confidential information and at reasonable expense, detailing any known and potential risks or costs to the company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

Supporting Statement: Shareholders recommend that the report evaluate any risks and costs to the company associated with new laws and legislation severely restricting reproductive rights, and similar restrictive laws proposed or enacted in other states. In its discretion, the board's analysis may include any effects on employee hiring, retention, and productivity, and decisions regarding closure or expansion of operations in states proposing or enacting restrictive laws and strategies such as any public policy advocacy by the company, related political contributions policies, and human resources or educational strategies.

Response of UPS's Board

UPS's commitment to customer service is dependent on our employees, who are integral to our success. Central to that commitment is making UPS a great place for women to start and grow in their careers. UPS offers industry-leading compensation and benefits to our employees, including health and wellness benefits.

UPS offers industry-leading compensation and benefits to employees

Our success depends on our ability to serve our customers. UPS is a global company that provides industry-leading compensation and benefits in order to attract, develop and retain qualified employees. To assist with employee recruitment and retention, we review the competitiveness of our employee value proposition, including benefits and pay, and the range of continuous training, talent development and promotional opportunities we offer. Our benefit plans comply with all local, state and federal laws.

Benefits provided to our employees typically include:

- *Health Benefits*: (1) comprehensive coverage, including medical, dental and vision care, (2) life insurance and supplemental life insurance, (3) disability coverage, (4) work-life balance programs, (5) wellness programs and (6) an employee assistance program.

- *Financial Benefits*: (1) retirement plans, (2) a discounted employee stock purchase plan, (3) paid time off, and (4) education assistance.

UPS is committed to a positive and supportive workplace environment for women

We believe UPS is a great place to work, including for women. And UPS is committed to building a more inclusive and equitable company, and we have made attracting and retaining women in our workforce a priority. Our focus on diversity, equity and inclusion in our operations and management is also reflected in the composition of our Board of Directors, which consists of 46% women and our Executive Leadership Team, which consists of 33% women. In addition, our commitment to continued progress of women globally is shown through our aspirational goal of 30% women representation in full-time management positions globally by 2025. We are focused on the pathway to achieve our intended results, including through updates and discussions around human capital transformation efforts, employee survey results related to culture and other matters, hiring and retention, employee demographics, succession planning and other employee initiatives.

UPS also demonstrates its commitment to equity and inclusion by supporting economic growth for women, including funding for women-centered programs and sponsorships. From campaigns that uplift women-owned businesses to investment in community partnerships and increased representation in company management, UPS is focused on driving greater gender equity. For example, the UPS Women Exporters Program helped women entrepreneurs around the world to trade across borders, overcome challenges and forge new futures by expanding their businesses to global markets, and since 2021, have trained over 2,200 women to integrate their small businesses into the global economy. Additionally, UPS's robust talent and succession planning process supports the development of a diverse talent pipeline for leadership and other critical roles.

We also sponsor employee Business Resource Groups (BRGs). The BRG program started as a pilot in 19 UPS locations in 2006 with Women's Leadership Development (WLD) and has grown into nearly 200 chapters worldwide across 11 categories, including WLD, Women in Operations, Future Leaders and Parents and Caregivers. Each BRG is supported by advisors and senior management sponsors.

As a result of these efforts, UPS has been recognized by a number of industry-leading external organizations, including being ranked #22 on the 2022 Break the ceiling touch the sky® 101 Best Global Companies for Women in Leadership Index, being awarded "2022 Top Company for Women to Work for In Transportation" by the Women in Trucking Association, and being named in 2022 by Newsweek as one of America's Greatest Workplaces for Diversity.

We encourage UPSers to exercise their right to vote and inform their elected officials of their views on issues through the democratic process

UPS is subject to extensive regulation at the federal, state and local levels. While there are many regulatory issues that impact our business, as a logistics company, we are focused on fair taxation, commercially reasonable regulation, expansive trade, and a level playing field with competitors. UPS also works to advance the interests of our employees when they intersect with our business operations.

We believe that we have a responsibility to our shareowners, employees and other stakeholders to engage in the political process. Helping legislators understand private sector issues enables them to better craft policies that create jobs and improve the economy.

We also encourage UPSers to exercise their right to vote and inform their elected officials of their views on all issues through the democratic process.

Producing the requested report is unnecessary and will not drive or create long-term shareowner value

We believe that the proposal, which requests a report on "any known and any potential risks and costs" resulting from "enacted or proposed state policies," is framed so broadly that it would be extremely difficult for any company operating in all 50 states and globally to create a document that would be useful for our shareowners, employees and other stakeholders. UPS is focused on complying with applicable laws and regulations, surveying the competitive landscape and remaining responsive to employees' needs. UPS will continue to evaluate employee benefits as part of our overall human capital strategy. The Board therefore believes the requested report is unnecessary and that approval of this proposal would not result in an efficient use of resources and would only serve to benefit the limited interests of a small group of shareowners.

For these reasons, the board recommends that shareowners vote **AGAINST** this proposal.

Proposal 10 — Shareowner Proposal Requesting the Board Prepare a Report on the Impact of the Company's DE&I Policies on Civil Rights, Non-Discrimination and Returns to Merit, and the Company's Business

What am I voting on? Whether you want the board to commission an audit analyzing the impacts of the Company's diversity, equity and inclusion policies on civil rights, non-discrimination and returns to merit, and the impact of those issues on the Company's business.

Board's Recommendation: Vote **AGAINST** this proposal because:

- UPS has taken significant steps to develop and maintain a diverse and inclusive workforce
- UPS's commitment to diversity is reflected in our workforce demographics
- UPS already provides investors with significant diversity and inclusion data
- UPS has consistently been named a top company for diversity, equity, and inclusion
- The board provides independent oversight of UPS's human capital management

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

The National Center for Public Policy Research, 2005 Massachusetts Ave. NW, Washington, DC 20036 has advised us that they intend to submit the proposal set forth below for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Resolved: Shareholders of the United Parcel Service, Inc. ("the Company") request that the Board of Directors commission an audit analyzing the impacts of the Company's Equity, Diversity & Inclusion policies on civil rights, non-discrimination and returns to merit, and the impacts of those issues on the Company's business. The audit may, in the Board's discretion, be conducted by an independent and unbiased third party with input from civil rights organizations, public-interest litigation groups, employees and shareholders of a wide spectrum of viewpoints and perspectives. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on the Company's website.

Supporting Statement: Under the guise of ESG, corporations have allocated significant resources and attention towards implementing social justice into workplace practices and hiring. Across the political spectrum, all agree that employee success should be fostered and that no employees should face discrimination, but there is much disagreement about what non-discrimination means.

Many companies — including Bank of America, American Express, Verizon, Pfizer, CVS and even UPS itself[1] — have adopted Equity, Diversity & Inclusion programs, trainings and officers that seek to establish racial and social "equity." But in practice, what "equity" really means is the distribution of pay and authority on the basis of race, sex, orientation and ethnic categories rather than by merit.[2]

Where adopted, such programs have raised significant objections, including the concern that the programs and practices themselves are deeply racist, sexist, otherwise discriminatory, and potentially in violation of the Civil Rights Act of 1964.[3] And that by devaluing merit, corporations have sacrificed employee competence and moral — and therefore productivity — to the altar of "diversity."

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1   https://www.city-journal.org/bank-of-america-racial-reeducation-program; https://www.city-journal.org/verizon-critical-race-theory-training; https://nypost.com/2021/08/11/american-express-tells-its-workers-capitalism-is-racist/;https://www.foxbusiness.com/politics/cvs-inclusion-training-critical-race-theory; https://www.foxbusiness.com/politics/pfizer-race-hiring-systemic-racism-gender-equity; https://about.ups.com/ae/en/social-impact/diversity-equity-and-inclusion.html; https://about.ups.com/us/en/our-company/leadership/darrell-ford.html

2   https://www.sec.gov/Archives/edgar/data/1048911/000120677421002182/fdx3894361-def14a.htm#StockholderProposals88; https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/asyousownike051421-14a8-incoming.pdf;https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/nyscrfamazon012521-14a8-incoming.pdf;https://www.sec.gov/Archives/edgar/data/1666700/000119312521079533/d108785ddef14a.htm#rom108785_58

3   https://www.americanexperiment.org/survey-says-americans-oppose-critical-race-theory/;https://www.newsweek.com/majority-americans-hold-negative-view-critical-race-theory-amid-controversy-1601337;https://www.newsweek.com/coca-cola-facing-backlash-says-less-white-learning-plan-was-about-workplace-inclusion-1570875;https://nypost.com/2021/08/11/american-express-tells-its-workers-capitalism-is-racist/; https://www.city-journal.org/verizon-critical-race-theory-training

These practices create massive reputational, legal and financial risk. If the Company is, in the name of so-called "equity," committing illegal or unconscionable discrimination against employees deemed "non-diverse," then the Company will suffer in myriad ways — all of them both unforgivable and avoidable.

In developing the audit and report, the Company should consult civil-rights and public-interest law groups, but it must not compound error with bias by relying only on left-leaning organizations. It must consult groups across the spectrum of viewpoints, including right-leaning civil-rights groups representing people of color — such as the Woodson Center[4] or Project 21[5] — and groups that defend the rights and liberties of all Americans.

4   https://woodsoncenter.org

5   https://nationalcenter.org/project-21/

Similarly, when including employees in the audit, the Company must allow employees to speak freely and confidentially without fear of reprisal or disfavor. Too many employers have established company stances that themselves chill contributions from employees who disagree with the company's asserted positions, and then have pretended that the employees who have been empowered by the companies' partisan positioning represent the true and only voice of all employees. This by itself creates a deeply hostile workplace for some groups of employees, and is both immoral and likely illegal.

Response of UPS's Board

UPS is a people-led company guided by a strong purpose. UPS's values are rooted in diversity, equity and inclusion (DEI) that thrives inside and outside our organization. We are committed to developing and maintaining a diverse and inclusive workforce and we value the contributions of all our people and encourage everyone to bring their unique perspectives, backgrounds, talents and skills to work every day. We believe that the proposal carries a divisive political tone and suggests that we incorporate views of specific special-interest groups into the requested report – neither of which we support or believe would be beneficial to creating a diverse and inclusive workforce. Therefore, conducting the audit requested by this shareowner proposal on the impact of UPS's DEI efforts on civil rights is unnecessary, not an efficient use of resources and not in the best interests of the Company or its shareowners.

UPS has taken significant steps to develop and maintain a diverse and inclusive workforce

As one of the world's largest employers, UPS employs people across all cultures, backgrounds, lifestyles and experiences. We provide opportunities for employees to connect, network and learn from others outside of normal work teams and with different backgrounds and experiences to further our goals. We accomplish this through employee training programs and a commitment to employee Business Resource Groups (BRGs). Our BRGs include almost 200 chapters worldwide across 11 categories: African American, Asian, Hispanic/Latino, Focus on Abilities, LGBT & Allies, Future Leaders, Multicultural, Parents & Caregivers, Veterans, Women in Operations, and Women's Leadership Development. Each BRG is supported by advisors and senior management sponsors.

Our Chief Human Resources Officer also serves as the Chief DEI Officer, a position on the Company's Executive Leadership Team reporting directly to our CEO. Our Chief DEI Officer regularly reports directly to the Board of Directors on, among other things, progress towards our goals. The Chief DEI Officer also engages with UPS suppliers, customers and other external partners to encourage the adoption of more proactive DEI efforts.

UPS's commitment to diversity is reflected in our workforce demographics and DEI aspirational goals

Starting from the most senior levels at UPS, our commitment to diversity and inclusion is evident:

- *Board of Directors* – 46% of our directors are women; and 31% are non-white

- *Executive Leadership Team* – 33% of our Executive Leadership Team members are women; and 33% are non-white

- *Management* – as disclosed in our most recent Sustainability Report, 37% of our entry level management positions, and 26% of our senior and middle management positions, are held by women; in addition, 50% of our entry level management positions, and 34% of senior and middle management positions, are held by non-white employees

Our commitment towards building a more diverse and inclusive environment is also evidenced by our recently adopted and disclosed DEI goals:

- 30% women in full-time management globally by 2025; and

- 40% ethnically diverse full-time management in the U.S. by 2025.

We publicly report on our progress towards these goals in our annual sustainability reports.

UPS already provides investors with significant DEI data

UPS currently discloses all material information in connection with its DEI efforts. In recent periods, we began voluntarily publicly disclosing our consolidated EEO-1 report that we file with the EEOC, which contains prior year gender, racial and ethnic composition of our US workforce by EEO-1 job category. We also provide regular updates on developments in our DEI efforts and goals in our annual sustainability reports, on our corporate website and elsewhere. We believe these disclosures provide investors with necessary and appropriate information to determine the effectiveness of our human capital management efforts.

UPS has consistently been named a top company for DEI

We further believe the effectiveness of our efforts in the DEI area have been validated through our receipt of numerous awards, including:

- Carol Tomé was recognized by the Diversity and Leadership Conference as a 2023 Top 50 CEO for Diversity;

- UPS was named as One of America's Greatest Workplaces 2023 For Diversity;

- UPS was recognized by Forbes as one of the Best Workplaces for Women;

- UPS was named as a Top Company for Women to Work for in Transportation by the Women in Trucking Association;

- UPS was named by Supply Chain as one of the top 10 companies committed to implementing diversity, equity and inclusion initiatives in recruitment and partnership;

- UPS was ranked #22 on the 2022 Break the ceiling touch the sky® 101 Best Global Companies for Women in Leadership Index;

- UPS was named as one of the best places to work for LGBTQ employees, scoring a 100% on the Human Rights Campaign Foundation's 2022 Corporate Equality Index; and

- UPS was listed as a 2022 Best Place to Work on Disability: IN's Disability Equality Index.

The board provides effective, independent oversight of UPS's human capital management

Our Board of Directors, directly and through the board's Compensation and Human Capital Committee, is responsible for oversight of human capital matters. Effective oversight is accomplished through a variety of methods and processes including regular updates and discussions around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives.

In addition, the Compensation and Human Capital Committee charter was recently expanded to include oversight responsibility for performance and talent management, diversity, equity and inclusion, work culture and employee development and retention. We believe the board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Producing another report is unnecessary and inefficient

We believe our existing diversity and inclusion practices, and significant disclosures, provide meaningful information that allows investors to determine the effectiveness of our human capital management policies related to workplace diversity. Therefore, approval of this proposal would not result in an efficient use of resources and will only serve to benefit the limited interests of a small group of shareowners.

As a result, the board recommends that shareowners vote **AGAINST** this proposal.

Proposal 11 — Shareowner Proposal Requesting the Board Prepare an Annual Report on Diversity and Inclusion

What am I voting on? Whether you want to require the board to prepare an additional report on diversity and inclusion.

Board's Recommendation: Vote **AGAINST** this proposal because:

• UPS has taken significant steps to develop and maintain a diverse and inclusive workforce

• UPS's commitment to diversity is reflected in our DEI goals and our workforce demographics

• UPS already provides investors with significant DEI information

• UPS has consistently been named a top company for diversity, equity, and inclusion

• The board provides independent oversight of UPS's human capital management

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

As You Sow, 2020 Milvia St. Suite 500, Berkeley, CA 94704, has advised us that it intends to submit the proposal set forth below for consideration at the Annual Meeting on behalf of Myra K. Young, along with co-proponents whose names addresses and share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Resolved: Shareholders request that United Parcel Service Inc. ("UPS") report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so investors can assess and compare the effectiveness of companies' diversity, equity, and inclusion programs.

Whereas: UPS has not shared sufficient quantitative hiring, retention, and promotion data to allow investors to determine the effectiveness of its human capital management programs.

Between September 2020 and September 2022, S&P 100 companies increased by 298 percent their release of hiring rate data by gender, race, and ethnicity; retention rate data by 481 percent; and promotion rate data by 300 percent.[1] Companies that release, or have committed to release, more inclusion data than UPS include Boeing, McDonald's, Procter & Gamble, Union Pacific, and Wal-Mart.

Numerous studies have pointed to the benefits of a diverse workforce. Their findings include:

• There is a positive association between diversity in management and cash flow, net profit, revenue, and return on equity.[2]

• The 20 most diverse companies had an average annual five year stock return that was 5.8 percentage points higher than the 20 least diverse companies.[3]

Similar to how an income statement pairs with a balance sheet, hiring, promotion, and retention rate data show how well a company manages its workforce diversity. Without this data, investors are unable to assess the effectiveness of a company's human capital management program.

Companies should look to hire the best talent. However, Black and Latino applicants face hiring challenges. Results of a meta-analysis of 24 field experiments found that, with identical resumes, White applicants received an average of 36 percent more callbacks than Black applicants and 24 percent more callbacks than Latino applicants.[4]

Promotion rates show how well diverse talent is nurtured at a company. Unfortunately, women and employees of color experience "a broken rung" in their careers; for every 100 men who are promoted, only 86 women are. Women of color are particularly impacted, comprising 17 percent of the entry-level workforce and only four percent of executives.[5]

---

1   https://www.asyousow.org/our-work/social-justice/workplace-equity

2   https://www.asyousow.org/report-pages/workplace-diversity-and-financial-performance

3   https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

4   https://hbr.org/2017/10/hiring-discrimination-against-black-americans-hasnt-declined-in-25-years

5   https://wiw-report.s3.amazonaws.com/Women_in_the_Workplace_2021.pdf

Retention rates show whether employees choose to remain at a company. Morgan Stanley has found that employee retention above industry average can indicate a competitive advantage and higher levels of future profitability.[6] Companies with high employee satisfaction have also been linked to annualized outperformance of over two percent.[7]

In 2020 and 2021, over 35 percent of UPS' investors voted in favor of increased diversity and inclusion data disclosure. The Company has not yet meaningfully increased its reporting. Investors have reason to be concerned as UPS has faced allegations of race, age and gender discrimination.

6   https://www.morganstanley.com/im/publication/insights/articles/article_culturequantframework_us.pdf

7   https://www.institutionalinvestor.com/article/b1tx0zzdhhnf5x/Want-to-Pick-the-Best-Stocks-Pick-the-Happiest-Companies?
     utm_medium=emaiI&utm_campaign=The%20Essential%2011%20100721&utm_content=The%20Essential%2011%20
     100721%2OCID_eb103a9e15359075f72a85f7ff534c79&utm_source=CampaignMonitorEmail&utm_term=Want%20to%20Pick%
     20the%20Best%20Stocks%20Pick%20the%20Happiest%20Companies

Response of UPS's Board

UPS views diversity, equity and inclusion ('DEI") as an imperative that enables the Company to attract, develop and retain talented employees, foster innovation, and bring strength and stability to businesses and communities. With more than half a million employees around the world, UPS believes it has a unique opportunity to effect positive change in the world through a DEI commitment as a business imperative. We are creating an inclusive and equitable environment that brings together a broad spectrum of backgrounds, cultures and stakeholders. Leveraging diverse perspectives and creating inclusive environments improves our organizational effectiveness, cultivates innovation, and drives growth. We work closely with our customers, communities, suppliers and employees to advance a culture that embraces DEI and fosters open participation from those with different ideas and perspectives. Producing an additional special report as requested in the proposal on UPS's DEI efforts is unnecessary, not an efficient use of resources, and therefore not in the best interests of the Company or its shareowners.

UPS has taken significant steps to develop and maintain a diverse and inclusive workforce

As one of the world's largest employers, UPS employs people across all cultures, backgrounds, lifestyles and experiences. We provide opportunities for employees to connect, network and learn from others outside of normal work teams and with different backgrounds and experiences to further our goals. We accomplish this through employee training programs and a commitment to employee Business Resource Groups (BRGs). Our BRGs include almost 200 chapters worldwide across 11 categories: African American, Asian, Hispanic/Latino, Focus on Abilities, LGBT & Allies, Millennial, Multicultural, Parents & Caregivers, Veterans, Women in Operations, and Women's Leadership Development. Each BRG is supported by

advisors and senior management sponsors. Our Chief Human Resources Officer also serves as the Chief DEI Officer, a position on the Company's Executive Leadership Team reporting directly to our CEO. Our Chief DEI Officer regularly reports directly to the Board of Directors on, among other things, progress towards our goals. The Chief DEI Officer also engages with UPS suppliers, customers and other external partners to encourage the adoption of more proactive DEI efforts.

UPS's commitment to diversity is reflected in our workforce demographics and DEI aspirational goals

Starting from the most senior levels at UPS, our commitment to diversity and inclusion is evident:

- *Board of Directors* – 46% of our directors are women; and 31% are non-white

- *Executive Leadership Team* – 33% of our Executive Leadership Team members are women; and 33% are non-white

- *Management* – as disclosed in our most recent Sustainability Report, 37% of our entry level management positions, and 26% of our senior and middle management positions, are held by women; in addition, 50% of our entry level management positions, and 34% of senior and middle management positions, are held by non-white employees

Our commitment towards building a more diverse and inclusive environment is also evidenced by our recently adopted and disclosed DEI goals:

- 30% women in full-time management globally by 2025; and

- 40% ethnically diverse full-time management in the U.S. by 2025.

We publicly report on our progress towards these goals in our annual sustainability reports.

UPS already provides investors with significant DEI data

UPS currently discloses all material information in connection with its DEI efforts. In recent periods, we began voluntarily publicly disclosing our consolidated EEO-1 report that we file with the EEOC, which contains prior year gender, racial and ethnic composition of our US workforce by EEO-1 job category. We also provide regular updates on developments in our DEI efforts and goals in our annual sustainability reports, on our corporate website and elsewhere. We believe these disclosures provide investors with necessary and appropriate information to determine the effectiveness of our human capital management efforts.

UPS has consistently been named a top company for DEI

We further believe the effectiveness of our efforts in the DEI area have been validated through our receipt of numerous awards, including:

- Carol Tomé was recognized by the Diversity and Leadership Conference as a 2023 Top 50 CEO for Diversity;

- UPS was named as One of America's Greatest Workplaces 2023 For Diversity;

- UPS was recognized by Forbes as one of the Best Workplaces for Women;

- UPS was named as a Top Company for Women to Work for in Transportation by the Women in Trucking Association;

- UPS was named by Supply Chain as one of the top 10 companies committed to implementing diversity, equity and inclusion initiatives in recruitment and partnership;

- UPS was ranked #22 on the 2022 Break the ceiling touch the sky® 101 Best Global Companies for Women in Leadership Index;

- UPS was named as one of the best places to work for LGBTQ employees, scoring a 100% on the Human Rights Campaign Foundation's 2022 Corporate Equality Index; and

- UPS was listed as a 2022 Best Place to Work on Disability: IN's Disability Equality Index.

The board provides effective, independent oversight of UPS's human capital management

Our Board of Directors, directly and through the board's Compensation and Human Capital Committee, is responsible for oversight of human capital matters. Effective oversight is accomplished through a variety of methods and processes including regular updates and discussions around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives.

In addition, the Compensation and Human Capital Committee charter was recently expanded to include oversight responsibility for performance and talent management, diversity, equity and inclusion, work culture and employee development and retention. We believe the board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Producing another report is unnecessary and inefficient

We believe our existing diversity and inclusion practices, and significant disclosures, provide meaningful information that allows investors to determine the effectiveness of our human capital management policies related to workplace diversity. Therefore, approval of this proposal would not result in an efficient use of resources and will only serve to benefit the limited interests of a small group of shareowners.

As a result, the board recommends that shareowners vote **AGAINST** this proposal.

Important Information About Voting at the 2023 Annual Meeting

What is included in the proxy materials, and why am I receiving them?

The proxy materials for our Annual Meeting include this Proxy Statement and notice of the 2023 Annual Meeting, as well as our 2022 Annual Report. If you received paper copies of these materials, you also received a proxy card or voting instruction form. We began distributing the Proxy Statement, Annual Meeting notice and proxy card, and Notice of Internet Availability of Proxy Materials (the "Notice") on March 20, 2023.

When you vote, you appoint each of Carol Tomé and Norman M. Brothers, Jr. to vote your shares at the Annual Meeting as you have instructed them. If a matter that is not on the form of proxy is voted on, then you appoint them to vote your shares in accordance with their best judgment. This allows your shares to be voted whether or not you attend the Annual Meeting.

Why did some shareowners receive a Notice of Internet Availability of Proxy Materials while others received a printed set of proxy materials?

We may furnish our proxy materials to requesting shareowners over the Internet, rather than by mailing printed copies, so long as we send them a Notice. The Notice explains how to access and review the Proxy Statement and Annual Report and vote over the Internet at www.proxyvote.com. If you received the Notice and would like to receive printed proxy materials, follow the instructions in the Notice.

If you received printed proxy materials, you won't receive the Notice, but you may still access our proxy materials and submit your proxy over the Internet at www.proxyvote.com.

Can I receive future proxy materials and annual reports electronically?

Yes. This Proxy Statement and the 2022 Annual Report are available on our investor relations website at www.investors. ups.com. Instead of receiving a Notice or paper copies of the proxy materials in the mail, shareowners can elect to receive emails that provide links to our future annual reports and proxy materials on the Internet. Opting to receive your proxy materials electronically will reduce costs and the environmental impact of our annual meetings and will give you an automatic link to the proxy voting site.

If you are a shareowner of record and wish to enroll in the electronic proxy delivery service for future meetings, you may do so by going to www.icsdelivery.com/ups and following the prompts. If you hold class B shares through a bank or broker, please refer to your voting instruction form, the Notice or other information provided by your bank or broker for instructions on how to elect this option.

Who is entitled to vote?

Holders of our class A common stock and our class B common stock at the close of business on March 9, 2023 are entitled to vote. This is the "Record Date."

You must use your 16-digit control number found on your proxy card, voting instruction form or the Notice of Internet Availability you previously received to participate in the meeting and vote.

A list of shareowners entitled to vote at the Annual Meeting will be accessible during regular business hours for ten days prior to the meeting at our principal place of business, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328.

To how many votes is each share of common stock entitled?

Holders of class A common stock are entitled to 10 votes per share. Holders of class B common stock are entitled to one vote per share. On the Record Date, there were 133,389,907 shares of our class A common stock and 723,298,982 shares of our class B common stock outstanding and entitled to vote.

The voting rights of any shareowner or group of shareowners, other than any of our employee benefit plans, that beneficially owns shares representing more than 25% of our voting power are limited so that the shareowner or group may cast only one one-hundredth of a vote with respect to each vote in excess of 25% of the outstanding voting power.

How do I vote before the Annual Meeting?

Shareowners of record may vote as described below:

- *Online.* You can vote in advance of the Annual Meeting via the Internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time on May 3, 2023.

- *By Telephone.* If you received a proxy card by mail, the toll-free telephone number is noted on your proxy card. Telephone voting is available 24 hours a day at 1-800-690-6903 and will be accessible until 11:59 p.m. Eastern Time on May 3, 2023.

- *By Mail.* If you received a proxy card by mail and choose to vote in advance by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope.

If you hold class A shares in the UPS Stock Fund in the UPS 401(k) Savings Plan, you may vote your shares through the Internet, by telephone, or by mail as if you were a registered shareowner.

To allow sufficient time for voting by the Plan trustee, your voting instructions must be received by 11:59 Eastern Time on May 1, 2023.

Even if you plan to attend the Annual Meeting, we encourage you to vote in advance. If you vote through the Internet or by telephone, you do not need to return your proxy card.

The method you use to vote in advance will not limit your right to vote online during the Annual Meeting.

> **BENEFICIAL SHAREOWNER VOTING OPTIONS**
> If you are a beneficial owner, you will receive instructions from your bank, broker or other nominee that you must follow in order for your shares to be voted. Many of these institutions offer telephone and Internet voting. If your voting instruction form or Notice indicates that you may vote these shares through www.proxyvote.com, you will need the 16-digit control number indicated on that form or Notice. If you did not receive a 16-digit control number, please contact your bank, broker or other nominee at least five days before the Annual Meeting and obtain a legal proxy to be able to participate in or vote at the Annual Meeting.

Can I revoke my proxy or change my vote?

Shareowners of record may revoke their proxy or change their vote at any time before the polls close at the Annual Meeting by:

- submitting a subsequent proxy through the Internet, by telephone or by mail with a later date;

- sending a written notice to our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328; or

- voting online during the Annual Meeting using the 16-digit code.

If you hold class B shares through a bank or broker, please refer to your proxy card, the Notice or other information forwarded by your bank or broker to see how you can revoke your proxy and change your vote before the Annual Meeting.

Beneficial shareowners that attend the Annual Meeting using the 16-digit code they received as described below will also be able to change their vote by voting online at any time before the polls close at the Annual Meeting.

How many votes do you need to hold the Annual Meeting?

The presence, online or by proxy, of the holders of a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum. A quorum is necessary to hold the Annual Meeting and conduct

business. If a quorum is not present, the Annual Meeting may be adjourned from time to time until a quorum is present.

What happens if I do not provide voting instructions or if a nominee is unable to stand for election?

If you sign and return a proxy but do not provide voting instructions, your shares will be voted as recommended by the board.

If a director nominee is unable to stand for election, the board may either reduce the number of directors that serve on the board or designate a substitute nominee. If the board designates a substitute nominee, shares represented by proxies voted for the nominee who is unable to stand for election will be voted for the substitute nominee.

Will my shares be voted if I do not vote through the Internet, by telephone or by signing and returning my proxy card?

If you are a shareowner of record and you do not vote, then your shares will not count in deciding the matters presented for shareowner consideration at the Annual Meeting.

If your class A shares are held in the UPS Stock Fund in the UPS 401(k) Savings Plan and you do not vote by 11:59 p.m. Eastern Time on May 1, 2023, then the Plan trustee will vote your shares for each proposal in the same proportion as the shares held by the Plan for which voting instructions were received.

If your class B shares are held in street name through a bank or broker, your bank or broker must vote according to specific instructions they receive from you. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion. But they are not permitted to vote on certain proposals and may elect not to vote on any of the proposals without your voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker votes. Abstentions occur when you provide voting instructions but instruct the broker to abstain from voting on a particular matter. Broker non-votes that are represented at the Annual Meeting will be counted for purposes of establishing a quorum.

We encourage you to provide instructions to your bank or brokerage firm by voting your proxy so that your shares will be voted at the Annual Meeting in accordance with your wishes.

What is the vote required for each proposal to pass, and what is the effect of abstentions and broker non-votes on each of the proposals?

Our Bylaws provide for majority voting in uncontested director elections. Therefore, a nominee will only be elected if the number of votes cast for the nominee's election is greater than the number of votes cast against that nominee. See "Corporate Governance – Majority Voting and Director Resignation Policy" for an explanation of what would happen if more votes are cast against a nominee than for the nominee.

Abstentions are not considered votes cast for or against the nominee. For each other proposal to pass, in accordance with our Bylaws, the proposal must receive the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote.

The following table summarizes the votes required for each proposal to pass and the effect of abstentions and broker non-votes on each proposal.

Proposal Number	Item	Vote Required for Approval	Abstentions	Uninstructed shares
1.	Election of 12 directors	Majority of votes cast	No effect	No effect
2.	Advisory vote to approve NEO compensation	Majority of the voting power of the shares represented at the meeting	Same as a vote against	No effect
3.	Advisory vote on the frequency of future advisory votes to approve NEO compensation	Majority of the voting power of the shares represented at the meeting	No effect	No effect
4.	Ratification of independent registered public accounting firm	Majority of the voting power of the shares represented at the meeting	Same as a vote against	No effect
5. - 11.	Shareowner proposals	Majority of the voting power of the shares represented at the meeting	Same as a vote against	No effect

How do I attend and vote at the Annual Meeting?

The Annual Meeting will take place on May 4, 2023, at 8:00 a.m. Eastern Time. There will not be a physical location for the Annual Meeting, and you will not be able to attend in person. You or your proxyholder can participate, vote and examine our list of shareowners entitled to vote at the Annual Meeting by visiting www.virtualshareholdermeeting.com/UPS2023 and entering the 16-digit control number included in your Notice, on your proxy card, or on the instructions that accompanied your proxy materials. If you are a beneficial shareowner, see the information relating to beneficial shareowners above under "How do I vote before the Annual Meeting" for obtaining your 16-digit control number. You may begin to log into the meeting platform at 7:45 a.m. Eastern Time on Thursday, May 4, 2023.

How can I submit a question at or prior to the Annual Meeting?

If you wish to submit a question prior to the Annual Meeting, you may do so by visiting proxyvote.com and entering your 16-digit control number, then clicking "Submit a Question for Management."

We have designed the format of the Annual Meeting so that shareowners will have the same rights and opportunities as they would have had at a physical meeting. To this end, shareowners will be able to submit questions during the Annual Meeting. If you wish to submit a question during the Annual Meeting, you may do so by logging into www.virtualshareholdermeeting.com/UPS2023 with your 16-digit control number, as described above under "How do I attend and vote at the Annual Meeting?" We will answer questions and address comments relevant to meeting matters that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. We will summarize multiple questions submitted on the same topic. We will make every effort to respond to all appropriate questions during the meeting, as time permits.

If there are matters of individual concern to a shareowner and not of general concern to all shareowners, or if a question posed was not otherwise answered, we provide an opportunity for shareowners to contact us separately at www.investors.ups.com.

What if I have technical difficulties or trouble accessing the virtual Annual Meeting?

For help with technical difficulties on the meeting day you can call 1-800-586-1548 (toll free) or 303-562-9288 (international) for assistance. Technical support will be available starting at 7:00 a.m. Eastern Time and until the meeting has finished.

What does it mean if I receive more than one Notice, proxy card or voting instruction form?

This means that your shares are registered in different names or are held in more than one account. To ensure that all shares are voted, please vote each account by using one of the voting methods as described above.

When and where will I be able to find the voting results?

You can find the official results of the voting at the Annual Meeting in our Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment as soon as they become available.

Other Information for Shareowners

Solicitation of Proxies

We will pay our costs of soliciting proxies. Directors, officers and other employees, acting without special compensation, may solicit proxies by mail, email, in person or by telephone. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending our proxy materials and Notice to, and obtaining voting instructions relating to the proxy materials and Notice from, shareowners. In addition, we have retained Georgeson, Inc. to assist in the solicitation of proxies for the Annual Meeting at a fee of approximately $16,000 plus associated costs and expenses.

Eliminating Duplicative Proxy Materials

We have adopted a procedure approved by the SEC called "householding" under which multiple shareowners who share the same last name and address and do not participate in electronic delivery will receive only one copy of the annual proxy materials or Notice unless we receive contrary instructions from one or more of the shareowners. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials or Notice at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: UPS Investor Relations, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, (404) 828-6059, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials or Notice by notifying us in writing or by telephone at the same address or telephone number.

Submission of Shareowner Proposals and Director Nominations

Proposals for Inclusion in the Proxy Statement for the 2024 Annual Meeting

Shareowners who, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, wish to present proposals for inclusion in the proxy materials to be distributed in connection with the 2024 Annual Meeting of Shareowners must submit their proposals so that they are received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than 6:00 p.m. Eastern Time on November 21, 2023. Any proposal will need to comply with SEC regulations regarding the inclusion of shareowner proposals in Company-sponsored proxy material. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

Director Nominations for Inclusion in the Proxy Statement for the 2024 Annual Meeting

Shareowner notice of the intent to use proxy access must be delivered to the Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 not later than the close of business on the 120th day, nor earlier than the 6:00 p.m. Eastern Time on the 150th day, prior to the first anniversary of the date the definitive proxy statement was first released to shareowners in connection with the preceding year's annual meeting of shareowners; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting, and not later than the close of business on the later of the 120th day prior to such annual meeting, or the 10th day following the day on which

public announcement of the date of such meeting is first made by the Company. Therefore, any notice of the intent to use proxy access must be delivered to our Corporate Secretary no later than 6:00 p.m. Eastern Time on November 21, 2023 and no earlier than 6:00 p.m. Eastern Time on October 22, 2023. However, if the date of our 2024 Annual Meeting occurs more than 30 days before or 30 days after May 4, 2024, the anniversary of the 2023 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 120th day prior to the date of the 2024 Annual Meeting and (b) the 10th day following the day on which we first make a public announcement of the date of the 2024 Annual Meeting. As our Bylaws make clear, simply submitting a nomination does not guarantee its inclusion.

Other Proposals or Director Nominations for Presentation at the 2024 Annual Meeting

Shareowners who wish to propose business or nominate persons for election to the Board of Directors at the 2024 Annual Meeting of Shareowners, and the proposal or nomination is not intended to be included in our 2024 proxy statement, must provide a notice of shareowner business or nomination in accordance with Article II, Section 10 of our Bylaws. In order to be properly brought before the 2024 Annual Meeting of Shareowners, Article II, Section 10 of our Bylaws requires that a notice of a matter the shareowner wishes to present (other than a matter brought pursuant to Rule 14a-8), or the person or persons the shareowner wishes to nominate as a director (other than through proxy access), must be received by our Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the preceding year's annual meeting. Therefore, any notice intended to be given for a proposal or nomination not intended to be included in our 2024 proxy materials must be received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than 6:00 p.m. Eastern Time on February 4, 2024, and no earlier than the close of business on December 6,

2023. However, if the date of our 2023 Annual Meeting occurs more than 30 days before or 30 days after May 4, 2024, the anniversary of the 2023 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 90th day prior to the date of the 2024 Annual Meeting and (b) the 10th day following the day on which we first make a public announcement of the date of the 2024 Annual Meeting.

To be in proper form, a shareowner's notice must be a proper subject for shareowner action at the Annual Meeting and must include the specified information concerning the proposal or nominee as described in Section 10 of our Bylaws. Our Bylaws are available on the governance page of our investor relations website at www.investors.ups.com. In addition to satisfying the deadlines under the advance notice procedures of our Bylaws, a shareowner who intends to solicit proxies pursuant to Rule 14a-19 in support of nominees submitted under these advance notice provisions of the Bylaws must provide notice to the Secretary of the Company regarding such intent no later than March 5, 2024.

2022 Annual Report on Form 10-K

A copy of our 2022 Annual Report on Form 10-K, including financial statements, as filed with the SEC may be obtained without charge upon written request to: Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. It is also available on our investor relations website at www.investors.ups.com.

Other Business

Our Board of Directors is not aware of any business to be conducted at the Annual Meeting other than the proposals described in this Proxy Statement. Should any other matter requiring a vote of the shareowners arise, the persons named in the accompanying proxy card will vote in accordance with their best judgment. A proxy granted by a shareowner in connection with the Annual Meeting will give discretionary authority to the named proxy holders to vote on any such matters that are properly presented at the Annual Meeting, subject to SEC rules.

This Proxy Statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than those of current or historical fact, and all statements accompanied by terms such as "will," "believe," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan" and similar terms, are intended to be forward-looking statements. Forward-looking statements are made subject to the safe harbor provisions of the federal securities laws pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to our intent, belief and current expectations about our strategic direction, prospects and future results, and give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC and being made available with this Proxy Statement, and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events after the date of those statements.

Any standards of measurement and performance made in reference to our environmental, social, governance and other sustainability plans and goals are developing and based on assumptions, and no assurance can be given that any such plan, initiative, projection, goal, commitment, expectation, or prospect can or will be achieved.

Website links included in this Proxy Statement are for convenience only. The content of any website links is not incorporated herein and does not constitute a part of this Proxy Statement.



ANNUAL MEETING OF SHAREOWNERS

 Thursday, May 4, 2023, 8:00 a.m. Eastern Time

 www.virtualshareholdermeeting.com/UPS2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-15451

_____



United Parcel Service, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**58-2480149**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
55 Glenlake Parkway, N.E. Atlanta, Georgia	**30328**
(Address of Principal Executive Offices)	*(Zip Code)*

(404) 828-6000
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class B common stock, par value $.01 per share	UPS	New York Stock Exchange
0.375% Senior Notes due 2023	UPS23A	New York Stock Exchange
1.625% Senior Notes due 2025	UPS25	New York Stock Exchange
1% Senior Notes due 2028	UPS28	New York Stock Exchange
1.500% Senior Notes due 2032	UPS32	New York Stock Exchange

_____

Securities registered pursuant to Section 12(g) of the Act:

Class A common stock, par value $.01 per share

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of " large accelerated filer", "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the class B common stock held by non-affiliates of the registrant was $133,554,051,887 as of June 30, 2022. The registrant's class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of the registrant's class A common stock is convertible into one share of the registrant's class B common stock.

As of February 3, 2023, there were 133,935,649 outstanding shares of class A common stock and 724,805,339 outstanding shares of class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of shareowners scheduled for May 4, 2023 are incorporated by reference into Part III of this report.

UNITED PARCEL SERVICE, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Cautionary Statement About Forward-Looking Statements

This report and our other filings with the Securities and Exchange Commission ("SEC") contain and in the future may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than those of current or historical fact, and all statements accompanied by terms such as "will," "believe," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan" and similar terms, are intended to be forward-looking statements. Forward-looking statements are made subject to the safe harbor provisions of the federal securities laws pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

From time to time, we also include written or oral forward-looking statements in other publicly disclosed materials. Such statements relate to our intent, belief and current expectations about our strategic direction, prospects and future results, and give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" and elsewhere in this report and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events after the date of those statements.

Item 1. *Business*

Overview

United Parcel Service, Inc. ("UPS"), founded in 1907, is the world's premier package delivery company and a leading provider of global supply chain management solutions. We offer a broad range of industry-leading products and services through our extensive global presence. Our services include transportation and delivery, distribution, contract logistics, ocean freight, airfreight, customs brokerage and insurance.

We operate one of the largest airlines and one of the largest fleets of alternative fuel vehicles under a global UPS brand. We deliver packages each business day for approximately 1.6 million shipping customers to 11.1 million delivery recipients in over 220 countries and territories. In 2022, we delivered an average of 24.3 million packages per day, totaling 6.2 billion packages during the year. Total revenue in 2022 was $100.3 billion.

Strategy

Our well-defined strategy focuses on growing in the parts of our market that value our end-to-end network, including small- and medium-sized businesses ("SMBs"), healthcare, international and certain large enterprise accounts. We are continuing on the journey to execute our *Customer First, People Led, Innovation Driven* strategy as we evolve our business to be better and bolder.

Customer First is about solving for the needs of our customers. We strive to help our customers seize new opportunities, better compete and succeed by delivering the capabilities that they tell us matter the most: speed and ease.

People Led specifically focuses on how likely an employee is to recommend UPS employment to a friend or family member. We know successful outcomes are built from a strong culture, so we are striving to make UPS a great place to work. We believe that when we take care of our people, they take care of our customers.

Innovation Driven is designed to optimize the volume that flows through our network to focus on increasing value share and to drive business growth from higher-yielding opportunities in our target markets. We continue to leverage technology and automation to deliver improvements to our network and unlock value for our customers through innovation.

Competitive Strengths

Our competitive strengths include:

Global Smart Logistics Network. We believe that our integrated global air and ground network is the most extensive in the industry. We provide all types of package services (air, ground, domestic, international, commercial and residential) through a single pickup and delivery network. Our sophisticated engineering systems allow us to optimize network efficiency and asset utilization.

Global Presence. We serve more than 220 countries and territories. We have a significant presence in all of the world's major economies, allowing us to effectively and efficiently operate around the world.

Cutting-Edge Technologies. We are a global leader in developing technologies that help our customers enhance their shipping and logistics business processes to lower costs, improve service and increase efficiency. We offer a variety of digital tools that enable our customers to integrate UPS functionality into their distribution channels, deepening our customer relationships. These tools allow our customers to send, manage and track their shipments, and also provide their customers with value-added data.

Broad Portfolio of Services. Our portfolio of services allows customers to choose their most appropriate delivery option. Increasingly, our customers benefit from UPS business solutions that integrate our services beyond package delivery. For example, supply chain services – such as global freight forwarding, truckload brokerage, customs brokerage, order fulfillment and returns management – are designed to help improve the efficiency and resilience of our customers' entire supply chain management process.

Customer Relationships. We focus on building and maintaining long-term customer relationships. Value-added services beyond package delivery, and connecting our small package, supply chain and digital services across our customer base, are important to our customer retention and growth.

Brand Equity. We have built a leading and trusted brand that stands for quality, reliability and service innovation. Our vehicles and the professional courtesy of our drivers are major contributors to our brand equity.

Distinctive Culture. We believe that the dedication of our employees comes in large part from our purpose driven culture that fosters trust, appreciation and empowerment. We value the contribution of all of our people, encouraging everyone to bring their unique perspective, background, talents and skills to work every day. Our legacy of fairness and equity is the bedrock of our culture and of our relationships with those we serve.

Financial Strength. Our financial strength allows us to continue investing in digital technology, transportation equipment, facilities and employee development to generate value for shareholders. We pursue strategic opportunities that facilitate our growth and seek to maintain a strong credit rating to give us flexibility in running the business.

Products and Services; Reporting Segments

We have two reporting segments: U.S. Domestic Package and International Package. Our remaining businesses are reported as Supply Chain Solutions. U.S. Domestic Package and International Package are together referred to as our global small package operations.

Global Small Package

Our global small package operations provide time-definite delivery services for express letters, documents, packages and palletized freight via air and ground services. These services are supported by numerous shipping, visibility and billing technologies. These include our Digital Access Program, which embeds our shipping solutions directly into leading e-commerce platforms, enabling us to more broadly reach SMB customers and e-commerce markets.

All of our services (air, ground, domestic, international, commercial and residential) are managed through a single, global smart logistics network. We combine all packages within this single network, unless dictated by specific service commitments. This enables us to efficiently pick up customers' shipments for any services at a scheduled time each day. Our global smart logistics network provides unique operational and capital efficiencies that also have a lesser environmental impact than single service network designs.

We offer same-day pickup of air and ground packages seven days a week. Our global smart logistics network offers approximately 197,000 entry points where customers can tender packages to us at locations and times convenient to them. This includes UPS drivers who can accept packages, UPS drop boxes, UPS Access Point locations, The UPS Store locations, authorized shipping outlets and commercial counters, alliance locations and customer centers attached to UPS facilities.

We offer a portfolio of returns services in more than 140 countries. These services are driven by the continued growth of e-commerce that has increased our customers' need for efficient and reliable returns, and are designed to promote efficiency and a friction-free consumer experience. This portfolio provides a range of cost-effective label and digital returns options and a broad network of consumer drop points. We also offer a selection of returns technologies, such as UPS Returns Manager, that promote systems integration, increase customer ease of use and visibility of inbound merchandise. These technologies help reduce costs and improve efficiency in our customers' reverse logistics processes.

Our global air operations hub is located in Louisville, Kentucky, and is supported by air hubs across the United States ("U.S.") and internationally. We operate international air hubs in Germany, China, Hong Kong, Canada and Florida (for Latin America and the Caribbean). This design enables cost-effective package processing using fewer, larger and more fuel-efficient aircraft.

U.S. Domestic Package

We are a leader in time-definite, guaranteed small package delivery services in the United States. We offer a full spectrum of U.S. domestic guaranteed air and ground package transportation services. Our U.S. ground fleet serves all business and residential zip codes in the contiguous United States.

- Our air portfolio offers time-definite, same day, next day, two day and three day delivery alternatives.

- Our ground network enables customers to ship using our day-definite guaranteed ground service. We deliver more than 17 million ground packages per day, most within one to three business days.

- UPS SurePost provides residential ground service for customers with non-urgent, lightweight residential shipments. It offers the consistency and reliability of the UPS ground network, with final delivery often provided by the U.S. Postal Service.

International Package

International Package consists of our small package operations in Europe, Asia, the Indian sub-continent, the Middle East, Africa, Canada and Latin America. International markets are one of our identified growth opportunities. We offer a wide selection of guaranteed day- and time-definite international shipping services, including more guaranteed time-definite express options than any other carrier.

For international package shipments that do not require express services, UPS Worldwide Expedited offers a reliable, deferred, guaranteed day-definite service option. For cross-border ground package delivery, we offer UPS Standard delivery services within Europe, between the U.S. and Canada, and between the U.S. and Mexico. UPS Worldwide Express Freight is a premium international service for urgent, palletized shipments over 150 pounds.

Europe is our largest region outside of the U.S. by both revenue and package volume. We continue to make major European infrastructure investments to meet demand for our services and to improve transit times across the region. We have recently expanded hubs and gateways in France, Germany and Italy to increase efficiency for cross-border ground shipments and provide capacity for future growth.

We serve more than 40 countries and territories in Asia through alliances with local delivery companies and our owned operations.

Supply Chain Solutions

Supply Chain Solutions consists of our forwarding, truckload brokerage, logistics and distribution and other businesses. Supply chain complexity creates demand for a global service offering that incorporates transportation, distribution and international trade and brokerage services, with complementary financial and information services. Many companies see value in outsourcing certain logistics activity. With increased competition and growth opportunities in new markets, businesses require flexible and responsive supply chains to support their strategies. We aim to meet this demand by offering a broad array of supply chain services in more than 200 countries and territories.

Forwarding

We are one of the largest U.S. domestic airfreight carriers and among the top airfreight forwarders globally. We offer a portfolio of guaranteed and non-guaranteed global airfreight services. Additionally, as one of the world's leading non-vessel operating common carriers, we provide ocean freight full-container load, less-than-container load and multimodal transportation services between most major ports around the world.

We are among the world's largest customs brokers, measured by both the number of shipments processed annually and by the number of dedicated brokerage employees worldwide. In addition to customs clearance services, we provide product classification, trade management, duty drawback and consulting services.

Truckload Brokerage

We provide truckload brokerage services in North America and Europe through our Coyote-branded subsidiaries. Access to the UPS fleet, combined with a broad third-party carrier network, creates customized capacity solutions for all markets and customers. Coyote customers can also access UPS services such as airfreight, customs brokerage and global freight forwarding.

Logistics & Distribution

Our global logistics and distribution business provides value-added fulfillment and transportation management services. We leverage a network of facilities in over 120 countries to seek to ensure products and parts are in the right place at the right time. We operate both multi-client and dedicated facilities across our network, many of which are strategically located near UPS air and ground transportation hubs to support rapid delivery to consumer and business markets. We continue to invest in the automation of our facilities to meet customer demand.

Healthcare logistics is one of our targeted growth areas. We offer world-class technology, deep expertise and a highly sophisticated suite of services. With a strategic focus on serving the unique, priority-handling needs of healthcare and life sciences customers, we continue to increase our cold-chain logistics capabilities both in the U.S. and internationally. During 2022, we acquired Bomi Group to accelerate our growth by expanding our international presence and increasing our cold chain capabilities in major European and Latin American markets. With the addition of Bomi Group, our network provides customers access to specialized healthcare distribution space in more than 30 countries and territories.

Other Supply Chain Solutions businesses

Our other Supply Chain Solutions businesses provide a broad portfolio of services to meet customer needs. Technology-driven solutions, such as our Roadie same-day delivery business, provide flexibility and visibility for our customers. We also offer integrated supply chain and high-value shipment insurance solutions to both small and large businesses through UPS Capital. We believe these services are important to meeting our customers' needs and deepening our customer relationships.

Human Capital

Our success is dependent upon our people, working together with a common purpose. We have approximately 536,000 employees (excluding temporary seasonal employees), of which 443,000 are in the U.S. and 93,000 are located internationally. Our global workforce includes approximately 90,000 management employees (44% of whom are part-time) and 446,000 hourly employees (50% of whom are part-time). More than 70% of our U.S. employees are represented by unions, primarily those employees handling or transporting packages. Many of these employees are employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters which run through July 31, 2023. In addition, approximately 3,400 of our pilots are represented by the Independent Pilots Association ("IPA"). During 2022, we extended our contract with the IPA for an additional two years beginning at the end of the current contract on September 1, 2023.

We believe that UPS employees are among the most motivated, highest-performing people in the industry and provide us with a meaningful competitive advantage. To assist with employee recruitment and retention, we continue to review the competitiveness of our employee value proposition, including benefits and pay, the range of continuous training, talent development and promotional opportunities. For additional information on the importance of our human capital efforts, see "Risk Factors - Business and Operating Risks - Failure to attract or retain qualified employees could materially adversely affect us" and "Strikes, work stoppages or slowdowns by our employees could materially adversely affect us."

Oversight and management

We believe in creating an inclusive and equitable environment that represents a broad spectrum of diverse backgrounds, cultures and stakeholders. By leveraging diversity with respect to gender, age, ethnicity, skills and other factors, and creating inclusive environments, we believe we can improve organizational effectiveness, cultivate innovation and drive growth.

Our Board of Directors, directly and through the Board's Compensation and Human Capital Committee, is responsible for oversight of human capital matters. Effective oversight is accomplished through a variety of methods and processes including regular updates and discussions around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives. In addition, the Compensation and Human Capital Committee charter was recently expanded to include oversight of performance and talent management, diversity, equity and inclusion, work culture and employee development and retention. We believe the Board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Transformation

As we expand and enter new markets, and seek to capture new opportunities and pursue growth, we need employees to grow and innovate along with us. We believe that transforming the UPS employee experience is foundational to our success. This requires a thoughtful balance between the culture we have cultivated over the years and new approaches to lead our business into the future.

We are investing in capabilities that we believe will transform our business, including investments in employee opportunities to support growth. We provide training for management employees on professionalism and performance, as well as unconscious bias and diversity and inclusion, to seek to ensure our actions align with our values.

Additional information on our human capital efforts is contained in our annual sustainability report, which describes our activities that support our commitment to acting responsibly and contributing to society. This report is available under the heading "Social Impact" at *www.about.ups.com*.

Collective bargaining

We bargain in good faith with the unions that represent our employees. We frequently engage union leaders at the national level and at local chapters throughout the United States. We participate in works councils and associations outside the U.S., which allows us to respond to emerging regional issues. This work helps our operations to build and maintain productive relationships with our employees. For additional information regarding employees employed under collective bargaining agreements, see note 6 to the audited, consolidated financial statements.

Employee health and safety

We seek to provide industry-leading employee health, safety and wellness programs across our growing workforce. We develop a culture of health and safety by:

- investing in safety training and audits;

- promoting wellness practices which mitigate risk; and

- offering benefits designed to keep employees safe in the workplace and beyond.

Our local health and safety committees coach employees on UPS's safety processes and are able to share best practices across work groups. Our safety methods and procedures are increasingly focused on the variables associated with residential delivery environments, which have become more common with the growth in e-commerce. We monitor our performance in this area through various measurable targets including lost time injury frequency and the number of recorded auto accidents.

Customers

Building and maintaining long-term customer relationships is a competitive strength of UPS. In 2022, we served 1.6 million shipping customers and more than 11.1 million delivery recipients daily. For the year ended December 31, 2022, one customer, Amazon.com, Inc. and its affiliates, represented approximately 11.3% of our consolidated revenues, substantially all of which was within our U.S. Domestic Package segment. For additional information on our customers, see "Risk Factors - Business and Operating Risks - Changes in our relationships with any of our significant customers, including the loss or reduction in business from one or more of them, could have a material adverse effect on us" and note 14 to the audited, consolidated financial statements.

Competition

We offer a broad array of transportation and logistics services and compete with many local, regional, national and international logistics providers as well as national postal services. We believe our strategy, network and competitive strengths position us well to compete in the marketplace. For additional information on our competitive environment, see "Risk Factors - Business and Operating Risks - Our industry is rapidly evolving. We expect to continue to face significant competition, which could materially adversely affect us".

Government Regulation

We are subject to numerous laws and regulations in the countries in which we operate. Continued compliance with increasingly stringent laws, regulations and policies in the U.S. and in the other countries in which we operate may result in materially increased costs, or we could be subject to substantial fines or possible revocation of our authority to conduct our operations.

Air Operations

The U.S. Department of Transportation ("DOT"), the Federal Aviation Administration ("FAA") and the U.S. Department of Homeland Security, through the Transportation Security Administration ("TSA"), have primary regulatory authority over our air transportation services.

The DOT's authority primarily relates to economic aspects of air transportation, such as operating authority, insurance requirements, pricing, non-competitive practices, interlocking relations and cooperative agreements. The DOT also regulates international routes, fares, rates and practices and is authorized to investigate and take action against discriminatory treatment of U.S. air carriers abroad. International operating rights for U.S. airlines are usually subject to bilateral agreements between the U.S. and foreign governments or, in the absence of such agreements, by principles of reciprocity. We are also subject to current and potential aviation, health, customs and immigration regulations imposed by governments in other countries in which we operate, including registration and license requirements and security regulations. We have international route operating rights granted by the DOT and we may apply for additional authorities when those operating rights are available and are required for the efficient operation of our international network. The efficiency and flexibility of our international air transportation network is subject to DOT and foreign government regulations and operating restrictions.

The FAA's authority primarily relates to operational, technical and safety aspects of air transportation, including certification, aircraft operating procedures, transportation of hazardous materials, record keeping standards and maintenance activities and personnel. In addition, we are subject to non-U.S. government regulation of aviation rights involving non-U.S. jurisdictions and non-U.S. customs regulation.

UPS's aircraft maintenance programs and procedures, including aircraft inspection and repair at periodic intervals, are approved for all aircraft under FAA regulations. The future cost of repairs pursuant to these programs may fluctuate according to aircraft condition, age and the enactment of additional FAA regulatory requirements.

The TSA regulates various security aspects of air cargo transportation. Our airport and off-airport locations, as well as our personnel, facilities and procedures involved in air cargo transportation must comply with TSA regulations.

We participate in the Civil Reserve Air Fleet ("CRAF") program. Our participation in this program allows the U.S. Department of Defense ("DOD") to requisition specified UPS aircraft for military use during a national defense emergency. The DOD is required to compensate us for any use of aircraft under the CRAF program. In addition, participation in the CRAF program entitles us to bid for other U.S. Government opportunities including small package and airfreight.

Ground Operations

Our ground transportation of packages in the U.S. is subject to regulation by the DOT and its agency, the Federal Motor Carrier Safety Administration (the "FMCSA"). Ground transportation also falls under state jurisdiction with respect to the regulation of operations, safety and insurance. Our ground transportation of hazardous materials in the U.S. is subject to regulation by the DOT's Pipeline and Hazardous Materials Safety Administration. We also must comply with safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing and hours of service for drivers. Ground transportation of packages outside of the U.S. is subject to similar regulatory schemes in the countries in which we transport those packages.

The Postal Reorganization Act of 1970 created the U.S. Postal Service as an independent establishment of the executive branch of the federal government, and created the Postal Rate Commission, an independent agency, to recommend postal rates. The Postal Accountability and Enhancement Act of 2006 amended the 1970 Act to give the re-named Postal Regulatory Commission revised oversight authority over many aspects of the U.S. Postal Service, including postal rates, product offerings and service standards. We sometimes participate in proceedings before the Postal Regulatory Commission in an attempt to secure fair postal rates for competitive services.

Our ground operations are also subject to compliance with various cargo-security and transportation regulations issued by the U.S. Department of Homeland Security, including regulation by the TSA in the U.S., and similar regulations issued by foreign governments in other countries.

Customs

We are subject to the customs laws regarding the import and export of shipments in the countries in which we operate, including those related to the filing of documents on behalf of client importers and exporters. Our activities in the U.S., including customs brokerage and freight forwarding, are subject to regulation by the Bureau of Customs and Border Protection, the TSA, the U.S. Federal Maritime Commission and the DOT. Our international operations are subject to similar regulatory structures in their respective jurisdictions.

For additional information, see "Risk Factors – Business and Operating Risks – Increased security requirements impose substantial costs on us and we could be the target of an attack or have a security breach, which could materially adversely affect us".

Environmental

We are subject to U.S. and international federal, state and local environmental laws and regulations across all of our operations. These laws and regulations cover a variety of matters such as disclosures, operations and processes, including, but not limited to: properly storing, handling and disposing of waste materials; appropriately managing waste water and storm water; monitoring and maintaining the integrity of underground storage tanks; complying with laws regarding clean air, including those governing emissions; protecting against and appropriately responding to spills and releases and communicating the presence of reportable quantities of hazardous materials to local responders. We maintain site- and activity-specific environmental compliance and pollution prevention programs to address our environmental responsibilities and remain compliant. In addition, we maintain numerous programs which seek to minimize waste and prevent pollution within our operations.

Pursuant to the Federal Aviation Act, the FAA, with the assistance of the Environmental Protection Agency is authorized to establish standards governing aircraft noise. Our aircraft fleet complies with current noise standards of the federal aviation regulations. Our international operations are also subject to noise regulations in certain other countries in which we operate.

For additional information, see "Risk Factors – Regulatory and Legal Risks – Increasingly stringent regulations related to climate change could materially increase our operating costs".

Communications and Data Protection

As we use radio and other communication facilities in our operations, we are subject to the Federal Communications Act of 1934, as amended. In addition, the Federal Communications Commission regulates and licenses our activities pertaining to satellite communications. We are also subject to similar regulation, such as the European Union General Data Protection Regulation, internationally. There has recently been increased regulatory and enforcement focus on data protection in the U.S. (at both the state and federal level) and in other countries.

For additional information, see "Risk Factors – Business and Operating Risks – A significant data breach or information technology system disruption could materially adversely affect us".

Health and Safety

We are subject to numerous federal, state and local laws and regulations governing employee health and safety, both in the U.S. and in other countries. Compliance with changing laws and regulations from time to time, including those promulgated by the U.S. Occupational Safety and Health Administration, could result in materially increased operating costs and capital expenditures, and negatively impact our ability to attract and retain employees.

For additional information on governmental regulations and their potential impact on us generally, see "Risk Factors – Regulatory and Legal Risks".

Where You Can Find More Information

We maintain websites for business and customer matters at *www.ups.com*, and for investor relations matters at *www.investors.ups.com*. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934 are made available free of charge through our investor relations website under the heading "SEC Filings" as soon as reasonably practical after we electronically file or furnish the reports to the SEC. We have a written Code of Business Conduct that applies to all of our directors, officers and employees, including our principal executive and financial officers. It is available under the heading "ESG" on the Governance Documents page of our investor relations website. In the event that we make changes in, or provide waivers from, the provisions of the Code of Business Conduct that the SEC requires us to disclose, we intend to disclose these events within four business days following the date of the amendment or waiver under that heading on our investor relations website.

Our Corporate Governance Guidelines and the charters for our Audit, Compensation and Human Capital, Risk, and Nominating and Corporate Governance Committees are also available under the heading "ESG" on the Governance Documents page of our investor relations website.

Our sustainability reporting, which describes our activities that support our commitment to acting responsibly and contributing to society, is available under the heading "Social Impact" at *www.about.ups.com*.

We provide the addresses to our websites solely for information. We do not intend for any addresses to be active links or to otherwise incorporate the contents of any website into this or any other report we file with the SEC.

Item 1A.   *Risk Factors*

Our business, financial condition and results of operations are and will remain subject to numerous risks and uncertainties. You should carefully consider the following risk factors, which may have materially affected or could materially affect us, including impacting our business, financial condition, results of operations, stock price, credit rating or reputation. You should read these risk factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our "Financial Statements and Supplementary Data" in Item 8. These are not the only risks we face. We could also be affected by other unknown events, factors, uncertainties, or risks that we do not currently consider to be material.

Business and Operating Risks

The consequences of the COVID-19 pandemic have had, and may continue to have, a significant impact on us, as well as on the operations of many of our customers.

The consequences of the COVID-19 pandemic have had a substantial impact on business and consumer activity, including contributing to a curtailment of certain business activities (including a decrease in demand for a broad variety of goods and services), significant ongoing supply chain disruptions, economic uncertainty and volatility in global financial markets. These consequences have significantly impacted, and may continue to significantly impact us, and have had, and may continue to have, a material adverse impact on the operations, financial performance and liquidity of many of our customers.

Because of ongoing uncertainty with respect to the consequences of the COVID-19 pandemic, the future impact on our operations, financial condition and liquidity also remains uncertain and difficult to predict. This impact will continue to depend on evolving factors, many of which are not within our control, and to which we may not be able to effectively respond. These risks include, but are not limited to: a significant reduction in revenue due to renewed or extended curtailment of business activities; a significant increase in our expenses or a reduction in our operating margins due to long-term changes in the mix of our products and services; effects from governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic (including workforce pressures); reductions in operating effectiveness due to employees working remotely or in hybrid models; unavailability of personnel; the delay or cancellation of capital projects and related delays in, or loss of, expected benefits therefrom; limited access to liquidity; increased volatility and pricing in the capital markets; further disruption of global supply chains; impairments in the fair value of our assets; increases in pension funding obligations; and reductions in our customers' credit-worthiness.

Changes in general economic conditions, in the U.S. and internationally, may adversely affect us.

We conduct operations in over 220 countries and territories. Our operations are subject to cyclicality affecting national and international economies in general, as well as the local economic environments in which we operate. Changes in general economic conditions are beyond our control, and it may be difficult for us to adjust our business model to mitigate the impact of these factors. For example, we are affected by levels of industrial production, inflation, unemployment levels, consumer spending and retail activity. We could be materially affected by adverse developments in these aspects of the economy. We have also been, and may in the future be, adversely impacted by changes in general economic conditions as a result of geopolitical uncertainty and/or conflicts in or arising from the countries and/or regions where we operate, including the United Kingdom, the European Union, the Ukraine, the Russian Federation and the Trans-Pacific region. Changes in general economic conditions, or our inability to accurately forecast these changes or mitigate the impact of these conditions on our business, could materially adversely affect us.

Our industry is rapidly evolving. We expect to continue to face significant competition, which could materially adversely affect us.

Our industry is rapidly evolving, including demands for faster deliveries and increased visibility into shipments. We expect to continue to face significant competition on a local, regional, national and international basis. Competitors include the U.S. and other international postal services, various motor carriers, express companies, freight forwarders, air couriers, large transportation and e-commerce companies that have made and continue to make significant investments in their own logistics capabilities, some of whom are currently our customers. We also face competition from start-ups and other smaller companies that combine technologies with flexible labor solutions such as crowdsourcing to focus on local market needs. Competition may also come from other sources in the future as new technologies are developed. Competitors have cost, operational and organizational structures that differ from ours and may offer services or pricing terms that we are not willing or able to offer. Additionally, to sustain the level of service and value that we deliver to our customers, from time to time we have raised, and may in the future raise, prices and our customers may not be willing to accept these higher prices. If we do not timely and appropriately respond to competitive pressures, including replacing any lost volume or maintaining our profitability, we could be materially adversely affected.

Continued transportation market growth may further increase competition. As a result, competitors may improve their financial capacity and strengthen their competitive positions. Business combinations could also result in competitors providing a wider variety of services and products at competitive prices, which could materially adversely affect us.

Changes in our relationships with any of our significant customers, including the loss or reduction in business from one or more of them, could have a material adverse effect on us.

For the year ended December 31, 2022, business from one customer, Amazon.com, Inc. and its affiliates, accounted for 11.3% of our consolidated revenues. Some of our other significant customers can account for a relatively significant portion of our revenues in a particular quarter or year. Customer impact on our revenue and profitability is based on factors such as: contractual volume amounts; pricing terms; product launches; e-commerce or other industry trends, including those related to the holiday season; business combinations and the overall growth of a customer's underlying business; as well as any disruptions to their businesses. Customers could choose, and have in the past chosen, to divert all or a portion of their business with us to one of our competitors, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or develop their own logistics capabilities. In addition, certain of our significant customer contracts include termination rights of either party upon the occurrence of certain events or without cause upon advance notice to the other party. If all or a portion of our business relationships with one or more significant customers were to terminate or significantly change, this could materially adversely affect us.

Failure to attract or retain qualified employees could materially adversely affect us.

We maintain a large workforce. We necessarily depend on the skills and continued service of our employees. We also regularly seek to hire a large number of part-time and seasonal workers. We must be able to attract, engage, develop and retain a large and diverse global workforce and maintain an environment that supports our core values. If we are unable to hire, properly train or retain qualified employees, we could experience higher labor costs, reduced revenues, further increased workers' compensation and automobile liability claims, regulatory noncompliance, customer losses and diminution of our brand value or company culture, which could materially adversely affect us. Our ability to control labor costs has in the past been, and is expected to continue to be, subject to numerous factors, including turnover, training costs, regulatory changes, market pressures, inflation, unemployment levels and healthcare and other benefit costs.

In addition, our strategic initiatives, including transformation, have led and are expected to continue to lead to the creation of fewer, but more impactful, jobs as we strive to lower our cost to serve. Our inability to continue to retain experienced and motivated employees may also materially adversely affect us.

Strikes, work stoppages or slowdowns by our employees could materially adversely affect us.

Many of our U.S. employees are employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters (the "Teamsters"). These agreements run through July 31, 2023. Our airline pilots, airline mechanics, ground mechanics and certain other employees are employed under other collective bargaining agreements. In addition, some of our international employees are employed under collective bargaining or similar agreements. Actual or threatened strikes, work stoppages or slowdowns by our employees could adversely affect our ability to meet our customers' needs. We have begun negotiating the various supplemental agreements with the Teamsters and expect that negotiations with respect to the national master agreement will commence in April 2023. We are negotiating in good faith in an effort to reach an agreement that is in the best interests of our employees, the Teamsters and UPS; however, no assurances of our ability to do so, or the timing or terms thereof, can be provided. Customers may reduce their business or stop doing business with us if they believe that such actions or threatened actions may adversely affect our ability to provide services. We may permanently lose customers if we are unable to provide uninterrupted service, and this could materially adversely affect us. The terms of future collective bargaining agreements also may affect our competitive position and results of operations. Furthermore, our actions or responses to any such negotiations, labor disputes, strikes or work stoppages could negatively impact how our brand is perceived and our corporate reputation and have adverse effects on our business, including our results of operations.

Increased security requirements impose substantial costs on us and we could be the target of an attack or have a security breach, which could materially adversely affect us.

As a result of concerns about global terrorism and homeland security, various governments have adopted and may continue to adopt stricter security requirements, resulting in increased operating costs. Regulatory and legislative requirements may change periodically in response to evolving threats. We cannot determine the effect that any new requirements will have on our operations, cost structure or operating results, and new rules or other future security requirements may increase our operating costs and reduce operating efficiencies. Regardless of our compliance with security requirements or the steps we take to secure our facilities or fleet, we could also be the target of an attack or security breaches could occur, which could materially adversely affect us.

A significant data breach or information technology system disruption could materially adversely affect us.

We rely on information technology ("IT") networks and systems, including the internet and a number of internally-developed systems and applications, as well as certain technology systems from third-party vendors, to operate our business. For example, we rely on IT to receive package level information in advance of the physical receipt of packages, to move and track packages through our operations, to efficiently plan deliveries, to execute billing processes, and to track and report financial and operational data. Our franchise locations and subsidiaries also rely on IT systems to manage their business processes and activities.

In addition, our services, and the operation of our networks and systems involve the collection, storage and transmission of significant amounts of proprietary information and sensitive or confidential data, including personal information of customers, employees and others. We regularly move data across national borders, and are subject to a variety of evolving laws and regulations in the U.S. and abroad regarding privacy, data protection and data security. The scope of these laws is often uncertain and may be conflicting, particularly with respect to foreign laws. For example, the E.U.'s General Data Protection Regulation greatly increases the jurisdictional reach of, and potential penalties under, E.U. law, and adds a broad array of requirements for handling personal data, including the public disclosure of significant data breaches. In addition, China and other countries have also enacted or proposed stringent data localization laws which could significantly increase our costs, require us to make extensive system or operational changes, or adversely affect the value of our services.

IT systems (ours, as well as those of our franchisees, acquired businesses, and third-party service providers) are susceptible to damage, disruptions and shutdowns due to programming errors, defects or other vulnerabilities, power outages, hardware failures, computer viruses, cyber-attacks, ransomware or malware attacks, attacks by foreign governments and state-sponsored actors, theft, misconduct by employees or other insiders, telecommunications failures, misuse, human errors or other catastrophic events. These events, which have become more frequent and sophisticated, could, from time to time, cause material service outages, allow inappropriate or block legitimate access to systems or information, or result in other material interruptions in our business. In addition, the occurrence of any of these events could expose us, our customers, franchisees, service providers or others, to a risk of loss, disclosure or misuse of proprietary information and sensitive or confidential data, including personally identifiable information.

The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently. In recent periods, the frequency and sophistication of cyber-attacks has increased, including as a result of state-sponsored cybersecurity attacks during periods of geopolitical conflict, such as the ongoing conflict in Ukraine. Accordingly, we may be unable to anticipate these techniques or to implement adequate measures to recognize, detect or prevent the occurrence of any of the events described above. We also may not discover the occurrence of any of the events described above for a significant period of time after the event occurs. Hybrid and remote working arrangements may heighten these risks.

We also depend on and interact with the IT networks and systems of third-parties for many aspects of our operations, including our customers, franchisees and service providers such as cloud service providers and third-party delivery services. These third parties may have access to information we maintain about our company, operations, customers, employees and vendors, or operating systems that are critical to or can significantly impact our business operations. These third parties are subject to risks resulting from data breaches, cyberattacks, IT systems disruptions, and other events or actions described above that could damage, disrupt or close down their networks or systems. Security processes, protocols and standards that we implement and contractual provisions requiring security measures that we impose on such third-parties may not be sufficient or effective at preventing such events. Any of these events could result in unauthorized access to, or disruptions or denials of access to, misuse or disclosure of, information or systems that are important to us, including proprietary information, sensitive or confidential data, and other information about our operations, customers, employees and suppliers, including personal information.

We have invested and expect to continue to invest in IT security initiatives, IT risk management and disaster recovery plans. The costs and operational consequences of implementing, maintaining and enhancing further data or system protection measures could increase significantly to overcome increasingly frequent, complex and sophisticated cyber threats and regulatory requirements. The occurrence of any of the events described above could result in material disruptions in our business, the loss of existing or potential customers, damage to our brand and reputation, additional regulatory scrutiny, litigation and other potential material liability. In addition, our customers' confidence in our ability to protect data and systems and to provide services consistent with their expectations could be impacted, further disrupting our operations. Similarly, an actual or alleged failure to comply with increasingly challenging U.S. and foreign data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties. While we maintain cyber insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. Although to date we are unaware of any material data breach or system disruption, including a cyber-attack, we cannot provide any assurances that such events and impacts will not occur and be material in the future. Our efforts to deter, identify, mitigate and/or eliminate future breaches may require significant additional effort and expense and may not be successful.

Failure to maintain our brand image and corporate reputation could materially adversely affect us.

Our success depends in part on our ability to maintain the image of the UPS brand and our reputation. Service quality issues, actual or perceived, could tarnish the image of our brand and may cause customers not to use UPS services. Also, adverse publicity or public sentiment surrounding labor relations, environmental, sustainability and governance ("ESG") concerns, physical or cyber security matters, political activities and similar matters, or attempts to connect our company to such issues, either in the U.S. or elsewhere, could materially adversely affect us. For example, damage to our reputation or loss of brand equity could require the allocation of resources to rebuild our reputation and restore the value of our brand.

Global climate change presents challenges to our business which could materially adversely affect us.

The effects of climate change present financial and operational risks to our business, both directly and indirectly. We have made several public statements regarding our intended reduction of carbon emissions, including our goal to achieve carbon neutrality in our global operations by 2050 and our other short- and mid-term environmental sustainability goals.

Our ability to meet our goals will depend in part on significant technological advancements with respect to the development and availability of reliable, affordable and sustainable alternative solutions that are outside of our control, including aviation fuel and alternative fuel vehicles. While we remain committed to being responsive to the effects of climate change and reducing our carbon footprint, there can be no assurances that our goals and strategic plans to achieve those goals will be successful, that the costs related to climate transition will not be higher than expected, that the necessary technological advancements will occur in the timeframe we expect, or at all, that the severity of and or the pace of negative climate-related effects will not accelerate faster than expected, or that proposed regulation or deregulation related to climate change will not have a negative competitive impact, any one of which could have a material adverse effect on our capital expenditures or other expenses, revenue or results of operations. Furthermore, methodologies for reporting climate-related information may be updated and previously reported information may be adjusted to reflect improvement in the availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting climate-related information across our operations are evolving along with multiple disparate standards for identifying, measuring and reporting sustainability metrics, including disclosures that may be required by the SEC, European and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or our ability to achieve such goals in the future. Changes in regulation or technology impacting our business could require us to write down the carrying value of assets, which could result in material impairment charges.

Moreover, we may determine that it is in our best interests to prioritize other business, social, governance or sustainable investments over the achievement of our current goals based on economic, regulatory or social factors, business strategy or other factors. If we do not meet these goals or there is perception that we failed to meet these goals, then, in addition to regulatory and legal risks related to compliance, we could incur adverse publicity and reaction, which could adversely impact our reputation, and in turn adversely impact our results of operations.

Severe weather or other natural or man-made disasters could materially adversely affect us.

Weather conditions or other natural or man-made disasters and the increased severity or frequency thereof (including as a result of climate change), including storms, floods, fires, earthquakes, rising temperatures, epidemics, pandemics, conflicts, civil or political unrest, or terrorist attacks, have in the past and may in the future disrupt our business. Customers may reduce shipments, supply chains may be disrupted, demand may be negatively impacted or our costs to operate our business may increase, any of which could have a material adverse effect on us. Any such event affecting one of our major facilities could result in a significant interruption in or disruption of our business. A potential result of climate change is more frequent or more severe weather events or natural disasters. To the extent such weather events or natural disasters do become more frequent or severe, disruptions to our business and costs to repair damaged facilities or maintain or resume operations could increase.

Economic, political, or social developments and other risks associated with international operations could materially adversely affect us.

We have significant international operations. We are exposed to changing economic, political and social developments that are beyond our control. Emerging markets are often more volatile than those in other countries, and any broad-based downturn in these markets from any of those developments could reduce our revenues and materially adversely affect our business, financial condition and results of operations. We are subject to many laws governing our international operations, including those that prohibit improper payments to government officials and commercial customers, govern our environmental impact or labor matters, and restrict where we can do business, our shipments to certain countries and the information that we can provide to non-U.S. governments. Our failure to manage and anticipate these and other risks associated with our international operations could materially adversely affect us.

Our inability to effectively integrate any acquired operations and realize the anticipated benefits of any acquisitions, joint ventures, strategic alliances or dispositions could materially adversely affect us.

From time to time we acquire businesses, form joint ventures and strategic alliances, and dispose of operations. Whether we realize the anticipated benefits from these transactions depends, in part, upon successful integration between the businesses involved, the performance of the underlying operations, capabilities or technologies and the management of the acquired operations. Accordingly, our financial results could be materially adversely affected by our failure to effectively integrate acquired operations, unanticipated performance or other issues or transaction-related charges.

Financial Risks

We are exposed to the effects of changing fuel and energy prices, including gasoline, diesel and jet fuel, and interruptions in supplies of these commodities.

Fuel and energy costs have a significant impact on our operations. We require significant quantities of fuel for our aircraft and delivery vehicles and are exposed to the risks associated with variations in the market price for petroleum products, including gasoline, diesel and jet fuel. We seek to mitigate our exposure to changing fuel prices through our pricing strategy and may utilize hedging transactions from time to time. If we are unable to maintain or increase our fuel surcharges, higher fuel costs could materially adversely impact our operating results. Even if we are able to offset changes in fuel costs with surcharges, high fuel surcharges have in the past, and may in the future result in a shift from our higher-yielding products to lower-yielding products or an overall reduction in volume, revenue and profitability. There can also be no assurance that our strategy will be effective. Moreover, we could experience a disruption in energy supplies as a result of new or increased regulation, war or other conflicts, weather-related events or natural disasters, actions by producers (including as part of their own sustainability efforts) or other factors beyond our control, which could have a material adverse effect on us.

Changes in foreign currency exchange rates or interest rates may have a material adverse effect on us.

We conduct business in a number of countries, with a significant portion of our revenue derived from operations outside the United States. Our international operations are affected by changes in the exchange rates for local currencies, in particular the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar.

We are exposed to changes in interest rates, primarily on our short-term debt and that portion of our long-term debt that carries floating interest rates. Additionally, changes in interest rates impact the valuation of our pension and postretirement benefit obligations and the related costs recognized in the statements of consolidated income. The impact of changes in interest rates on our pension and postretirement benefit obligations and costs, and on our debt, is discussed further in Part I, "Item 7 - Critical Accounting Estimates," and Part II, "Item 7A - Quantitative and Qualitative Disclosures about Market Risk," respectively, of this report.

We monitor and manage foreign currency exchange rate and interest rate exposures, and use derivative instruments to mitigate the impact of changes in these rates on our financial condition and results of operations; however, changes in foreign currency exchange rates and interest rates cannot always be predicted or effectively hedged, and may have a material adverse effect on us.

Our business requires significant capital and other investments; if we do not accurately forecast our future investment needs, we could be materially adversely affected.

Our business requires significant capital investments, including in aircraft, vehicles, technology, facilities and sortation and other equipment. In addition to forecasting our capital investment requirements, we adjust other elements of our operations and cost structure in response to economic and regulatory conditions, and consistent with our long-term strategy and commitments. These investments support both our existing business and anticipated growth. Forecasting amounts, types and timing of investments involves many factors which are subject to uncertainty and may be beyond our control, such as general economic trends, revenues, profitability, changes in governmental regulation and competition. If we do not accurately forecast our future capital investment needs, we could under- or over-invest, or have excess capacity or insufficient capacity, any of which would negatively affect our revenues and profitability.

Employee health and retiree health and pension benefit costs represent a significant expense to us; further cost increases could materially adversely affect us.

Our employee health, retiree health and pension benefit expenses are significant. In recent years, we have experienced significant increases in some of these costs, in particular, ongoing increases in healthcare costs in excess of the rate of inflation and historically low discount rates that we use to value our company-sponsored defined benefit plan obligations. Increasing healthcare costs, volatility in investment returns and discount rates, as well as changes in laws, regulations and assumptions used to calculate retiree health and pension benefit expenses, may materially adversely affect our business, financial condition, or results of operations, and have required, and may in the future require significant contributions to our benefit plans. Our national master agreement with the Teamsters includes provisions that are designed to mitigate certain healthcare expenses, but there can be no assurance that our efforts will be successful or that these efforts will not materially adversely affect us.

We participate in various trustee-managed multiemployer pension and health and welfare plans for employees covered under collective bargaining agreements. As part of the overall collective bargaining process for wage and benefit levels, we have agreed to contribute certain amounts to the multiemployer benefit plans during the contract period. The multiemployer benefit plans set benefit levels and are responsible for benefit delivery to participants. Future contribution amounts to multiemployer benefit plans will be determined through collective bargaining. However, in future collective bargaining negotiations, we could agree to make significantly higher future contributions to one or more of these plans. At this time, we are unable to determine the amount of additional future contributions, if any, or whether any material adverse effect on us could result from our participation in these plans.

In addition to our ongoing multiemployer pension plan obligations, we may have an obligation in the future to pay significant coordinating benefits previously earned by UPS employees in the Central States Pension Fund (the "CSPF"). For additional information on our potential liabilities related to the CSPF, see note 5 to the audited, consolidated financial statements.

Insurance and claims expense could materially adversely affect us.

We have a combination of both self-insurance and high-deductible insurance programs for the risks arising out of our business and operations, including claims exposure resulting from cargo loss, personal injury, property damage, aircraft and related liabilities, business interruption and workers' compensation. Self-insured workers' compensation, automobile and general liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we are retaining risk continues to increase, our financial condition and results of operations could be materially adversely affected. If we lose our ability to, or decide not to, self-insure these risks, our insurance cost could materially increase and we may find it difficult to obtain adequate levels of insurance coverage.

Changes in markets and our business plans have resulted, and may in the future result, in substantial impairments of the carrying value of our assets, thereby reducing our net income.

We regularly assess the carrying values of our assets relative to their estimated fair values. The determination of fair value is dependent on a significant number of estimates and assumptions that could be impacted by a variety of factors, including changes in business strategy, revenue, expenses, government regulations, including regulation related to climate change, costs of capital and economic or market conditions. The use of different estimates or assumptions could also result in different estimates of fair value. Our estimates of fair value have resulted from time to time, and may in the future result, in substantial impairments of our assets. In addition, we have been and may be required in the future to recognize increased depreciation and amortization charges if we determine the useful lives or salvage values of our assets are less than we originally estimated. Such changes have in the past, and may in the future, reduce our net income.

We may have significant additional tax liabilities that could materially adversely affect us.

We are subject to income taxes in the U.S. and many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. There are many transactions and calculations where the ultimate tax determination is uncertain.

We are regularly under audit by tax authorities in many jurisdictions. Economic and political pressures to increase tax revenue may make resolving tax disputes more difficult. The final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. In addition, changes in U.S. federal and state or international tax laws, other fundamental law changes currently being considered by many countries, and changes in taxing jurisdictions' administrative interpretations, decisions, policies and positions may materially adversely impact our tax expense and cash flows.

Regulatory and Legal Risks

Increasingly complex and stringent laws, regulations and policies could materially increase our operating costs.

We are subject to complex and stringent aviation, transportation, environmental, security, labor, employment, safety, privacy, disclosure and data protection and other governmental laws, regulations and policies, both in the U.S. and internationally. In addition, we are impacted by laws, regulations and policies that affect global trade, including tariff and trade policies, export requirements, embargoes, sanctions, taxes, monetary policies and other restrictions and charges. Trade discussions and arrangements between the U.S. and various of its trading partners are fluid, and existing and future trade agreements are, and are expected to continue to be, subject to a number of uncertainties, including the imposition of new tariffs or adjustments and changes to the products covered by existing tariffs. The impact of new laws, regulations and policies or decisions or interpretations by authorities applying those laws and regulations, cannot be predicted. Compliance with any new laws, regulations or policies may increase our operating costs or require significant capital expenditures. Any failure to comply with applicable laws, regulations or policies in the U.S. or other countries could result in substantial fines or possible revocation of our authority to conduct our operations, which could materially adversely affect us.

Increasingly stringent regulations related to climate change could materially increase our operating costs.

Regulation of greenhouse gas ("GHG") emissions exposes us to potentially significant new taxes, fees and other costs. Compliance with such regulation, and any increased or additional regulation, or the associated costs is further complicated by the fact that various countries and regions may adopt different approaches to climate change regulation.

For example, in 2016, the International Civil Aviation Organization ("ICAO") adopted the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA"), which is a global, market-based emissions offset program to encourage carbon-neutral growth. A voluntary participation pilot phase began in 2021, and full mandatory participation is scheduled to begin in 2027. ICAO continues to develop details regarding implementation, but compliance with CORSIA will increase our operating costs.

In the U.S., Congress has considered but, to date, not passed various bills that would regulate GHG emissions. Nevertheless, we believe some form of federal climate change legislation is possible in the future. Even in the absence of such legislation, the Environmental Protection Agency could determine to regulate GHG emissions, especially aircraft or diesel engine emissions, and this could impose substantial costs on us.

In addition, the impact that the re-entry into the Paris climate accord may have on future U.S. policy regarding GHG emissions, on CORSIA and on other GHG regulation remains uncertain. The extent to which other countries implement that accord could also have a material adverse effect on us.

Increased regulation relating to GHG emissions in the U.S. or abroad, especially aircraft or diesel engine emissions, could, among other things, increase the cost of fuel and other energy we purchase and the capital costs associated with updating or replacing our aircraft or vehicles prematurely. We cannot predict the impact any future regulation will have on our cost structure or our operating results. It is likely that such regulation could significantly increase our operating costs and that we may not be willing or able to pass such costs along to our customers. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services, especially our air services.

We may be subject to various claims and lawsuits that could result in significant expenditures which may materially adversely affect us.

The nature of our business exposes us to the potential for various claims and litigation related to labor and employment, personal injury, property damage, business practices, environmental liability and other matters. Any material litigation or a catastrophic accident or series of accidents could result in significant expenditures and have a material adverse effect on us.

Item 1B.   *Unresolved Staff Comments*

None.

Information About Our Executive Officers

For information about our executive officers, see Part III, "Item 10. Directors, Executive Officers and Corporate Governance".

Item 2. *Properties*

Operating Facilities

We own our corporate headquarters in Atlanta, Georgia, our UPS Supply Chain Solutions headquarters, located in Alpharetta, Georgia and our information technology headquarters, located in Parsippany, New Jersey. Our primary information technology operations are consolidated in an owned facility in New Jersey and we own a backup facility in Georgia.

We own or lease over 1,000 package operating facilities in the U.S., with approximately 85 million square feet of floor space. These facilities have vehicles and drivers stationed for the pickup and delivery of packages, and capacity to sort and transfer packages. Our larger facilities also service our vehicles and equipment, and employ specialized mechanical equipment for the sorting and handling of packages. We own or lease approximately 800 facilities that support our international package operations, with approximately 21 million square feet of floor space.

Our aircraft are operated in a hub and spoke pattern in the U.S., with our principal air hub, Worldport, located in Louisville, Kentucky. Our major air hub in Europe is located in Germany, and in Asia we operate two major air hubs in China and one in Hong Kong.

We own or lease more than 600 facilities, with approximately 47 million square feet of floor space, which support our freight forwarding and logistics operations. This includes approximately 17 million square feet of healthcare-compliant warehousing. We own and operate a logistics campus consisting of approximately 4 million square feet in Louisville, Kentucky.

Fleet

Aircraft

The following table shows information about our aircraft fleet as of December 31, 2022:

Description	Owned & Finance Leases	Operating Leases & Charters From Others	On Order	Under Option
Boeing 757-200	75	—	—	—
Boeing 767-300	72	—	28	—
Boeing 767-300BCF	5	—	—	—
Boeing 767-300BDSF	4	—	—	—
Airbus A300-600	52	—	—	—
Boeing MD-11 [1]	42	—	—	—
Boeing 747-400F	11	—	—	—
Boeing 747-400BCF	2	—	—	—
Boeing 747-8F	28	—	2	—
Other	—	295	—	—
Total	291	295	30	—

[1] Six MD-11 aircraft are expected to be retired from operational use during 2023. During the fourth quarter of 2022, we reduced the estimated salvage value of our MD-11 fleet. For additional information see "Critical Accounting Estimates" within Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of this report.

Vehicles

We operate a global ground fleet of approximately 125,000 package cars, vans, tractors and motorcycles, including more than 15,000 alternative fuel and advanced technology vehicles.

Item 3. *Legal Proceedings*

See note 10 to the audited, consolidated financial statements for a discussion of judicial proceedings and other matters arising from the conduct of our business activities.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of our class A common stock is convertible into one share of our class B common stock. Our class B common stock is listed on the New York Stock Exchange under the symbol "UPS".

As of February 3, 2023, there were 162,173 and 20,119 shareowners of record of class A and class B common stock, respectively.

Our practice has been to pay dividends on a quarterly basis. The declaration of dividends is subject to the discretion of the Board of Directors and will depend on various factors, including our net income, financial condition, cash requirements, future prospects and other relevant factors.

On January 25, 2023, our Board declared a dividend of $1.62 per share, which is payable on March 10, 2023 to shareowners of record on February 21, 2023.

A summary of repurchases of our class B common stock during the fourth quarter of 2022 is as follows (in millions, except per share amounts):

	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program
October 1 - October 31, 2022	0.6	$ 165.02	0.6	$ 2,210
November 1 - November 30, 2022	0.8	171.39	0.8	2,073
December 1 - December 31, 2022	6.0	180.57	6.0	$ 1,000
Total October 1 - December 31, 2022	7.4	$ 178.33	7.4	

[1] Includes shares repurchased through our publicly announced share repurchase programs and shares tendered to pay the exercise price and tax withholding on employee stock options.

In August 2021, the Board of Directors approved a share repurchase authorization of $5.0 billion of class A and class B common stock. During the year ended December 31, 2022, we repurchased 19.0 million shares of class B common stock for $3.5 billion under this program. We had approximately $1.0 billion available under this authorization as of December 31, 2022.

In January 2023, the Board of Directors terminated this authorization and approved a new share repurchase authorization of $5.0 billion for class A and class B common stock. We anticipate repurchasing approximately $3.0 billion in shares in 2023.

For additional information on our share repurchase activities, see note 12 to the audited, consolidated financial statements.

Shareowner Return Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates such information by reference into such filing.

The following graph shows a five-year comparison of cumulative total shareowners' returns for our class B common stock, the Standard & Poor's 500 Index and the Dow Jones Transportation Average. The comparison of the total cumulative return on investment, which is the change in the stock price plus reinvested dividends for each of the quarterly periods, assumes that $100 was invested on December 31, 2017 in the Standard & Poor's 500 Index, the Dow Jones Transportation Average and our class B common stock.

Comparison of Five-Year Cumulative Total Return



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
United Parcel Service, Inc.	$ 100.00	$ 84.52	$ 106.07	$ 157.72	$ 205.07	$ 171.71
Standard & Poor's 500 Index	$ 100.00	$ 95.61	$ 126.79	$ 150.11	$ 193.16	$ 158.14
Dow Jones Transportation Average	$ 100.00	$ 87.67	$ 106.65	$ 124.27	$ 165.54	$ 136.36

For information regarding our equity compensation plans, see Item 12 of this report.

Item 6.   [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We continue to execute our *Customer First, People Led, Innovation Driven* strategy, focusing on the parts of our market that value our integrated global network and building capabilities that matter to our customers. We are shifting our strategic framework to *Better and Bolder* by seeking to enhance customer engagement through combining our network with digital capabilities to drive new services, while at the same time increasing efficiencies and remaining disciplined with capital allocation.

A number of macroeconomic factors contributed to a challenging operating environment in 2022, including global inflation and rising interest rates, recessionary forecasts, wage and labor market pressures, geopolitical uncertainties and foreign currency exchange rates relative to the United States ("U.S.") Dollar. We continued to be affected by COVID-19 lockdowns in China that impacted both manufacturing and supply chains. In addition, consumers returned to more pre-pandemic shopping patterns. These factors resulted in disruptions to certain parts of our business, negatively impacted demand for our services and contributed to increases in certain of our operating costs. We anticipate these factors will continue to impact us into 2023. We expect we may experience additional uncertainty related to the upcoming renegotiation of certain of our union labor agreements.

Despite the challenging macroeconomic environment, our strategic execution strengthened our balance sheet and resulted in the generation of strong cash flows for the year. We retired $2.0 billion of debt, reinvested in the business and returned cash to shareowners through dividends and share repurchases. We also completed the acquisition of Delivery Solutions, a digital platform that optimizes customer deliveries across multiple networks, and the acquisition of Bomi Group, which will accelerate our growth in healthcare logistics by expanding our footprint and bringing additional expertise in cold chain logistics. Neither acquisition had a material impact on our results of operations for the year. See note 8 to the audited, consolidated financial statements for additional information on business acquisitions.

We have two reportable segments: U.S. Domestic Package and International Package, which are together referred to as our global small package operations. Our remaining businesses are reported as Supply Chain Solutions.

Highlights of our results for the years ended December 31, 2022 and 2021, which are discussed in more detail in the sections that follow, include:

	Year Ended December 31,				Change		
	2022		**2021**		**$**		**%**
Revenue (in millions)	$	100,338	$	97,287	$	3,051	3.1 %
Operating Expenses (in millions)		87,244		84,477		2,767	3.3 %
Operating Profit (in millions)	$	13,094	$	12,810	$	284	2.2 %
Operating Margin		13.0 %		13.2 %			
Net Income (in millions)	$	11,548	$	12,890	$	(1,342)	(10.4)%
Basic Earnings Per Share	$	13.26	$	14.75	$	(1.49)	(10.1)%
Diluted Earnings Per Share	$	13.20	$	14.68	$	(1.48)	(10.1)%
Operating Days		255		254			
Average Daily Package Volume (in thousands)		24,291		25,250			(3.8)%
Average Revenue Per Piece	$	13.38	$	12.32	$	1.06	8.6 %

- Average daily package volume in our global small package operations decreased, primarily due to lower levels of business-to-consumer shipping.

- Revenue increased due to strong revenue per piece growth, with most of the increase in our U.S. Domestic Package segment. Revenue in Supply Chain Solutions decreased.

- Operating expenses increased, driven by higher fuel prices and higher compensation and benefits expense, primarily in our U.S. Domestic Package segment.

- Operating profit and operating margin increased, with the increases coming from the U.S. Domestic Package segment and Supply Chain Solutions, while operating profit and operating margin declined in the International Package segment.

- We reported net income of $11.5 billion and diluted earnings per share of $13.20. Adjusted diluted earnings per share was $12.94 after adjusting for the after-tax impacts of:

  ◦ defined benefit pension and postretirement medical benefit plan mark-to-market gains outside of a 10% corridor, together with defined benefit pension plan curtailment gains, totaling $806 million, or $0.92 per diluted share;

  ◦ a one-time, non-cash charge related to the accelerated vesting of certain equity awards in connection with an incentive compensation program design change of $384 million, or $0.44 per diluted share;

  ◦ a one-time, non-cash charge in connection with a reduction in the estimated residual value of our MD-11 aircraft of $58 million, or $0.07 per diluted share; and

  ◦ transformation strategy costs of $142 million, or $0.15 per diluted share.

In the U.S. Domestic Package segment, revenue growth resulted from higher fuel revenue, driven by increases in both price per gallon and in fuel surcharge rates as part of our pricing initiatives, as well as improvements in revenue quality and customer mix. Expenses increased due to higher fuel prices and higher compensation and benefits costs, which were partially offset by declines in purchased transportation costs and higher productivity as we executed our strategy.

In our International Package segment, revenue increased slightly, driven by fuel revenue, revenue quality actions and favorable shifts in customer and product mix. These increases were mostly offset by lower volume, the impact of the strengthening U.S. Dollar and reductions in demand-related surcharges, primarily in the fourth quarter. Expense increases were primarily driven by higher fuel prices, partially offset by favorable currency impacts and volume declines.

In Supply Chain Solutions, the decrease in revenue was driven by volume and market rate declines in Forwarding, as well as the impact of divesting UPS Freight in 2021. These decreases were partially offset by growth in our healthcare operations and in a number of our other businesses. Expenses decreased, driven by lower transportation costs in Forwarding and a reduction in operating expenses due to the divestiture of UPS Freight. These decreases were partially offset by higher operating costs in Logistics.

2021 compared to 2020

See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* of the Company's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on February 22, 2022.

Supplemental Information - Items Affecting Comparability

We supplement the reporting of our financial information determined under generally accepted accounting principles in the United States ("GAAP") with certain non-GAAP financial measures.

Adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our adjusted financial measures do not represent a comprehensive basis of accounting and therefore may not be comparable to similarly titled measures reported by other companies.

Adjusted amounts reflect the following (in millions):

	Year Ended December 31,	
Non-GAAP Adjustments	**2022**	**2021**
Operating Expenses:		
Incentive Compensation Program Design Changes	$ 505	$ —
Long-Lived Asset Estimated Residual Value Changes	76	—
Transformation Strategy Costs	178	380
Goodwill and Asset Impairment Charges, and Divestitures	—	(46)
Total Adjustments to Operating Expenses	$ 759	$ 334
Other Income and (Expense):		
Defined Benefit Pension and Postretirement Medical Plan (Gains) and Losses	$ (1,061)	$ (3,272)
Total Adjustments to Other Income and (Expense)	$ (1,061)	$ (3,272)
Total Adjustments to Income Before Income Taxes	$ (302)	$ (2,938)
Income Tax (Benefit) Expense:		
Incentive Compensation Program Design Changes	$ (121)	$ —
Long-Lived Asset Estimated Residual Value Changes	(18)	—
Transformation Strategy Costs	(36)	(95)
Goodwill and Asset Impairment Charges, and Divestitures	—	11
Defined Benefit Pension and Postretirement Medical Plan (Gains) and Losses	255	784
Total Adjustments to Income Tax Expense	$ 80	$ 700
Total Adjustments to Net Income	$ (222)	$ (2,238)

These items have been excluded from the following discussions of "adjusted" compensation and benefits, operating expenses, operating profit, operating margin, other income and (expense), income tax expense and effective tax rate. The income tax impacts of these items are calculated by multiplying the statutory tax rates applicable in each tax jurisdiction, including the U.S. federal jurisdiction and various U.S. state and non-U.S. jurisdictions, by the tax-deductible adjustments. The blended average effective income tax rates for the years ended December 31, 2022 and 2021 were 26.5% and 23.8%, respectively.

Incentive Compensation Program Design Changes

During 2022, we completed certain structural changes to the design of our incentive compensation programs that resulted in a one-time, non-cash charge in connection with the accelerated vesting of certain equity incentive awards that we do not expect to repeat. We supplement the presentation of our operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of these changes. We believe excluding the impacts of such changes allows users of our financial statements to more appropriately identify underlying growth trends in compensation and benefits expense. For information regarding incentive compensation program design changes, see note 13 to the audited, consolidated financial statements.

Long-lived Asset Estimated Residual Value Changes

During the fourth quarter of 2022, we determined to retire six of our existing MD-11 aircraft from operational use in 2023. In connection therewith, we reduced the estimated residual value of our MD-11 fleet, incurring a one-time, non-cash charge on our fully-depreciated aircraft. This charge was allocated between our domestic package and international package segments. We supplement the presentation of our operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of this charge. We believe excluding the impact of this charge better enables users of our financial statements to understand the ongoing cost associated with our long-lived assets. For information regarding residual values, see note 4 to the audited, consolidated financial statements.

Transformation Charges, and Goodwill, Asset Impairment and Divestiture Charges

We supplement the presentation of our operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of charges related to transformation activities, and goodwill, asset impairment and divestiture charges. We believe excluding the impact of these charges better enables users of our financial statements to view underlying business performance from the perspective of management. We do not consider these costs when evaluating the operating performance of our business units, making decisions to allocate resources or in determining incentive compensation awards. For more information regarding transformation activities, see note 18 to the audited, consolidated financial statements. For more information regarding goodwill and asset impairment charges, and divestitures, see note 1 and note 7 to the audited, consolidated financial statements.

Foreign Currency Exchange Rate Changes and Hedging Activities

We supplement the reporting of revenue, revenue per piece and operating profit with adjusted measures that exclude the period over period impact of foreign currency exchange rate changes and hedging activities. We believe currency-neutral revenue, revenue per piece and operating profit information allows users of our financial statements to understand growth trends in our products and results. We evaluate the performance of International Package and Supply Chain Solutions on this currency-neutral basis.

Currency-neutral revenue, revenue per piece and operating profit are calculated by dividing current period reported U.S. Dollar revenue, revenue per piece and operating profit by the current period average exchange rates to derive current period local currency revenue, revenue per piece and operating profit. The derived amounts are then multiplied by the average foreign currency exchange rates used to translate the comparable results for each month in the prior year period (including the period over period impact of foreign currency hedging activities). The difference between the current period reported U.S. Dollar revenue, revenue per piece and operating profit and the derived current period U.S. Dollar revenue, revenue per piece and operating profit is the period over period impact of currency fluctuations.

Defined Benefit Pension and Postretirement Medical Plan Gains and Losses

We incur certain employment-related expenses associated with pension and postretirement medical benefits. These pension and postretirement medical benefits costs for company-sponsored defined benefit plans are calculated using various actuarial assumptions and methodologies, including discount rates, expected returns on plan assets, healthcare cost trend rates, inflation, compensation increase rates, mortality rates and coordination of benefits with plans not sponsored by UPS. Actuarial assumptions are reviewed on an annual basis, unless circumstances require an interim remeasurement of any of our plans.

We recognize changes in the fair value of plan assets and net actuarial gains and losses in excess of a 10% corridor (defined as 10% of the greater of the fair value of plan assets or the plan's projected benefit obligation), as well as gains and losses resulting from plan curtailments and settlements, for our defined benefit pension and postretirement medical plans immediately as part of *Investment income (expense) and other* in the statements of consolidated income. We supplement the presentation of our income before income taxes, net income and earnings per share with adjusted measures that exclude the impact of these gains and losses and the related income tax effects. We believe excluding these defined benefit pension and postretirement medical plan gains and losses provides important supplemental information by removing the volatility associated with plan amendments and short-term changes in market interest rates, equity values and similar factors.

The remeasurement of our defined benefit pension and postretirement medical plans' assets and liabilities resulted in gains of $1.1 and $3.3 billion for the years ended December 31, 2022 and 2021, respectively. The table below shows the amounts associated with each component of these gains, as well as the weighted-average actuarial assumptions used to determine our net periodic benefit cost, for each year:

	Year Ended December 31,			
Components of defined benefit plan gain (loss) (in millions):	**2022**		**2021**	
Discount rates	$	5,210	$	1,871
Return on assets		(4,130)		(269)
Demographic and other assumption changes		(53)		(97)
Coordinating benefits attributable to the Central States Pension Fund		—		1,767
Total mark-to-market gain (loss)		1,027		3,272
Curtailment gain		34		—
Total defined benefit plan gain (loss)	$	1,061	$	3,272

	Year Ended December 31,	
Weighted-average actuarial assumptions:	**2022**	**2021**
Expected rate of return on plan assets used in determining net periodic benefit cost	5.83 %	6.40 %
Actual rate of return on plan assets	(24.11)%	9.11 %
Discount rate used in determining net periodic benefit cost	3.11 %	2.87 %
Discount rate at measurement date	5.77 %	3.11 %

The pre-tax defined benefit plan gains and losses for the years ended December 31, 2022 and 2021 consisted of the following:

2022 - $1.1 billion pre-tax defined benefit plan gain:

- *Discount Rates* ($5.2 billion pre-tax gain): The weighted-average discount rate for our pension and postretirement medical plans increased from 3.11% as of December 31, 2021 to 5.77% as of December 31, 2022, primarily due to an increase in U.S. treasury yields as well as an increase in credit spreads on AA-rated corporate bonds in 2022.

- *Return on Assets* ($4.1 billion pre-tax loss): In 2022, the actual rate of return on plan assets was lower than our expected rate of return, primarily due to weaker global equity and U.S. bond market performance.

- *Demographic and Other Assumption Changes* ($0.1 billion pre-tax loss): This loss was due to the differences between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation rate increases and rates of termination, retirement and mortality.

2021 - $3.3 billion pre-tax defined benefit plan gain, primarily due to the impact of the interim remeasurement of the UPS/IBT Plan in the first quarter of 2021 as described in note 5 to the audited, consolidated financial statements:

- *Discount Rates* ($1.9 billion pre-tax gain): This gain was largely attributable to an increase in the discount rate for the UPS/IBT Plan from 2.98% as of December 31, 2020 to 3.70% as of March 31, 2021, driven by an increase in U.S. treasury yields in 2021.

- *Return on Assets* ($0.3 billion pre-tax loss): This loss was driven by the actual rate of return on plan assets being approximately 220 basis points lower than our expected rate of return as of March 31, 2021, primarily due to weak global equity and U.S. bond market performance.

- *Demographic and Other Assumption Changes* ($0.1 billion pre-tax loss): This loss was due to the differences between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation rate increases and rates of termination, retirement and mortality.

- *Coordinating benefits attributable to the Central States Pension Fund* ($1.8 billion pre-tax gain): This represents a reduction of the liability for potential coordinating benefits that may be required to be paid related to the Central States Pension Fund.

Expense Allocations

Certain operating expenses are allocated between our operating segments using activity-based costing methods. These activity-based costing methods require us to make estimates that impact the amount of each expense category that is attributed to each segment. Changes in these estimates directly impact the amount of expense allocated to each segment and therefore the operating profit of each reporting segment. Our allocation methodologies are refined periodically, as necessary, to reflect changes in our businesses. There were no significant changes to our allocation methodologies for 2022 relative to 2021.

U.S. Domestic Package

		Year Ended December 31,				Change	
		2022		**2021**		**$**	**%**
Average Daily Package Volume (in thousands):							
Next Day Air		1,992		2,093			(4.8)%
Deferred		1,553		1,723			(9.9)%
Ground		17,242		17,646			(2.3)%
Total Average Daily Package Volume		20,787		21,462			(3.1)%
Average Revenue Per Piece:							
Next Day Air	$	21.06	$	18.83	$	2.23	11.8 %
Deferred		15.07		13.36		1.71	12.8 %
Ground		10.81		9.92		0.89	9.0 %
Total Average Revenue Per Piece	$	12.11	$	11.06	$	1.05	9.5 %
Operating Days in Period		255		254			
Revenue (in millions):							
Next Day Air	$	10,699	$	10,009	$	690	6.9 %
Deferred		5,968		5,846		122	2.1 %
Ground		47,542		44,462		3,080	6.9 %
Total Revenue	$	64,209	$	60,317	$	3,892	6.5 %
Operating Expenses (in millions):							
Operating Expenses	$	57,212	$	53,881	$	3,331	6.2 %
Incentive Compensation Program Design Changes		(431)		—		(431)	N/A
Long-Lived Asset Estimated Residual Value Changes		(25)		—		(25)	N/A
Transformation Strategy Costs		(121)		(281)		160	(56.9)%
Adjusted Operating Expenses	$	56,635	$	53,600	$	3,035	5.7 %
Operating Profit (in millions) and Operating Margin:							
Operating Profit	$	6,997	$	6,436	$	561	8.7 %
Adjusted Operating Profit	$	7,574	$	6,717	$	857	12.8 %
Operating Margin		10.9 %		10.7 %			
Adjusted Operating Margin		11.8 %		11.1 %			

Revenue

The change in revenue was due to the following factors:

Revenue Change Drivers:	Volume	Rates / Product Mix	Fuel Surcharge	Total Revenue Change
2022 vs. 2021	(2.8)%	4.3 %	5.0 %	6.5 %

Revenue also benefited from one additional operating day in 2022 compared to 2021.

Volume

Average daily volume decreased, driven by a 5.1% reduction in residential shipments. The decline in residential shipments was driven by declines from our largest customer in accordance with our agreed upon contract terms as we continued to execute within our strategy. This decline was slightly offset by growth from small- and medium-sized businesses ("SMBs"), including the expansion of our Digital Access Program. Macroeconomic factors, including rising interest rates and inflation, and the shift in consumer spending back towards services and in-store shopping also contributed to the residential volume decline. Business-to-consumer shipments represented approximately 59.4% of average daily volume compared to 60.7% in 2021.

Business-to-business shipments remained relatively flat compared to 2021. Commercial activity increased in the first half of the year, but declined in the second half of 2022, primarily from industry sectors that are more sensitive to the macroeconomic factors discussed above.

We anticipate overall average daily volume year-over-year growth rates will continue to decline in the first half of 2023 and then grow through the remainder of the year as economic conditions improve.

Within our Air products, average daily volume decreases were driven by lower volumes from certain large customers, as well as shifts in product preferences during the second half of the year.

Ground residential average daily volume decreased 4.3%, driven by the declines discussed above. SurePost volume remained relatively flat for the year. Ground commercial volume increased 0.6%, driven by growth from SMBs and large customers in the first half of 2022 that was largely offset by volume declines in the second half of the year.

Rates and Product Mix

Revenue per piece in our Air and Ground products increased for the full year, driven by base rate increases and other pricing actions, and favorable changes in customer mix. A shift in product mix during the second half of the year, and declines in demand-related surcharges, slightly offset these increases. Rates for Air and Ground products increased an average of 5.9% in December 2021. In our Next Day Air and Deferred products, revenue per piece growth was negatively impacted by a reduction in average billable weight per piece.

We anticipate moderate revenue per piece growth in 2023 as we continue to execute on pricing initiatives within our strategy.

Fuel Surcharges

We apply a fuel surcharge on our domestic air and ground services that adjusts weekly. Our air fuel surcharge is based on the U.S. Department of Energy's ("DOE") Gulf Coast spot price for a gallon of kerosene-type fuel, and our ground fuel surcharge is based on the DOE's On-Highway Diesel Fuel price.

Fuel surcharge revenue increased $3.0 billion, driven by increases in price per gallon and increases in fuel surcharges as part of our pricing initiatives. We expect a reduction in fuel surcharge revenue in 2023 based on the current commodity market outlook.

Operating Expenses

Operating expenses and adjusted operating expenses increased year over year. The increase includes the impact of one additional operating day. The cost of operating our integrated air and ground network increased $858 million and pickup and delivery costs increased $1.5 billion. Other indirect operating costs increased $498 million and package sorting costs increased $163 million. These increases primarily consisted of the following:

- Higher fuel costs, primarily attributable to increases in the price of jet fuel, diesel and gasoline. As noted above, we expect fuel prices to decline in 2023.

- Increases in employee benefits expense for our union workforce, driven by contractual rate increases for contributions to multiemployer benefit plans, as well as higher year-over-year service cost for our company-sponsored pension plans.

- Higher compensation expense due to contractual rate increases and cost of living and market-rate adjustments for our union workforce, that were partially offset by a decrease in union labor hours.

- Inflationary pressures that contributed to cost increases in repairs and maintenance and facility operating costs.

These increases were partially offset by lower purchased transportation costs due to a reduction in ground volume handled by third-party carriers and continued productivity initiatives as we executed within our strategy.

Total cost per piece increased 9.2% for the year and adjusted cost per piece increased 8.6%, for the reasons described above. We anticipate that the cost per piece growth rate will be elevated in the first quarter of 2023 and will then moderate throughout the remainder of the year. We expect our productivity initiatives will continue to help offset rising compensation and benefit costs.

Operating Profit and Margin

As a result of the factors described above, operating profit increased $561 million, with operating margin increasing 20 basis points to 10.9%. Adjusted operating profit increased $857 million, with adjusted operating margin increasing 70 basis points to 11.8%.

International Package

	Year Ended December 31,		Change	
	2022	**2021**	**$**	**%**
Average Daily Package Volume (in thousands):				
Domestic	1,759	1,988		(11.5)%
Export	1,745	1,800		(3.1)%
Total Average Daily Package Volume	3,504	3,788		(7.5)%
Average Revenue Per Piece:				
Domestic	$ 7.46	$ 7.31	$ 0.15	2.1 %
Export	34.48	32.83	1.65	5.0 %
Total Average Revenue Per Piece	$ 20.91	$ 19.44	$ 1.47	7.6 %
Operating Days in Period	255	254		
Revenue (in millions):				
Domestic	$ 3,346	$ 3,690	$ (344)	(9.3)%
Export	15,341	15,012	329	2.2 %
Cargo & Other	1,011	839	172	20.5 %
Total Revenue	$ 19,698	$ 19,541	$ 157	0.8 %
Operating Expenses (in millions):				
Operating Expenses	$ 15,372	$ 14,895	$ 477	3.2 %
Incentive Compensation Program Design Changes	(30)	—	(30)	N/A
Long-Lived Asset Estimated Residual Value Changes	(51)	—	(51)	N/A
Transformation Strategy Costs	(12)	(74)	62	(83.8)%
Adjusted Operating Expenses	$ 15,279	$ 14,821	$ 458	3.1 %
Operating Profit (in millions) and Operating Margin:				
Operating Profit	$ 4,326	$ 4,646	$ (320)	(6.9)%
Adjusted Operating Profit	$ 4,419	$ 4,720	$ (301)	(6.4)%
Operating Margin	22.0 %	23.8 %		
Adjusted Operating Margin	22.4 %	24.2 %		
Currency Translation Benefit / (Cost)—(in millions)*:				
Revenue			$ (1,060)	
Operating Expenses			792	
Operating Profit			$ (268)	

*   Net of currency hedging; amount represents the change compared to the prior year.

Revenue

The change in revenue was due to the following:

Revenue Change Drivers:	Volume	Rates / Product Mix	Fuel Surcharges	Currency	Total Revenue Change
2022 vs. 2021	(7.2)%	6.5 %	6.9 %	(5.4)%	0.8 %

Volume

Average daily volume decreased for both domestic and export products. Volume from both large customers and SMBs declined, driven by declines in the retail and technology sectors. Business-to-consumer volume decreased 17.2%, as challenging global economic conditions, including high inflation, high energy costs, COVID-19 lockdowns in China and geopolitical uncertainty, impacted consumer demand. In the first half of the year, volume growth was also impacted by the year-over-year effect of COVID-19 restrictions on consumer e-commerce spending. These global economic conditions also impacted business-to-business volume, which decreased 2.9%. We expect year-over-year volume growth in the first half of 2023 to be negative, with economic conditions and volume growth rates improving in the second half of the year.

Export volume decreased for the year driven by reduced intra-Europe activity, as well as lower volumes on the Asia and U.S. export trade lanes. Intra-Europe declines resulted from overall economic conditions. The decline in Asia export trade lanes was also driven by COVID-19 lockdowns, which resulted in fewer flights being operated throughout the year and reduced business activity within China and Hong Kong. We experienced lower volumes from certain large customers on U.S. export trade lanes, due to the strength of the U.S. Dollar and the economic factors discussed above.

Our premium products saw volume decline 3.0%, primarily from our Express Saver product which was impacted by lower volumes from certain large customers as a result of the economic factors and COVID-19 disruptions discussed above. Volume in our non-premium products decreased 1.4%, driven by declines in our Worldwide products. These declines were the result of an overall reduction in consumer demand for all of the reasons discussed above.

Domestic volume declines were largest in Europe and Canada, where macroeconomic conditions and the year-over-year impact of COVID-19 restrictions on e-commerce spending resulted in lower residential deliveries.

Rates and Product Mix

In December 2021, we implemented an average 5.9% net increase in base and accessorial rates for international shipments originating in the United States. Rate changes for shipments originating outside the U.S. are made throughout the year and vary by geographic market. We continue to apply demand-related surcharges on certain lanes.

Total revenue per piece increased 7.6%, primarily due to fuel surcharges and favorable shifts in customer and product mix as we executed on revenue quality initiatives. Demand-related surcharges contributed slightly to the growth in revenue per piece, although we experienced a decline in these surcharges during the latter part of the year. Unfavorable currency movements partially offset these increases. Excluding the impact of currency, revenue per piece increased 13.5%.

Export revenue per piece increased 5.0% for the reasons described above. Excluding the impact of currency, export revenue per piece increased 9.6%.

Domestic revenue per piece increased 2.1% for the reasons described above. Excluding the impact of currency, domestic revenue per piece increased 13.3%.

We expect overall revenue per piece to be relatively flat in 2023, with a decline in demand-related surcharges relative to 2022.

Fuel Surcharges

The fuel surcharge we apply to international air services originating inside or outside the U.S. is largely indexed to the DOE's Gulf Coast spot price for a gallon of kerosene-type jet fuel. The fuel surcharges for ground services originating outside the U.S. are indexed to fuel prices in the region or country where the shipment originates.

Total international fuel surcharge revenue increased by $1.2 billion, driven primarily by increases in price per gallon as well as changes in fuel surcharge rates as part of our pricing strategy. These increases were slightly offset by unfavorable currency movements and volume declines. Based on commodity forecasts, we expect declining fuel prices will drive a decrease in fuel surcharge revenue in 2023.

Operating Expenses

Operating expenses, and adjusted operating expenses, increased year over year. This includes the impact of one additional operating day. The costs of operating our integrated international air and ground network increased $1.1 billion, primarily due to higher fuel prices. As noted above, we expect fuel prices to decrease in 2023.

Pickup and delivery costs decreased $333 million, other indirect costs, including compensation and benefits, decreased $319 million and package sorting costs decreased $20 million as inflationary pressures were more than offset by favorable currency movements and volume declines. We expect volume declines and inflationary pressures will continue to impact our costs in 2023. We will continue adjusting our network in order to mitigate these impacts.

Operating Profit and Margin

As a result of the factors described above, operating profit decreased $320 million, with operating margin decreasing 180 basis points to 22.0%. Adjusted operating profit decreased $301 million and adjusted operating margin decreased 180 basis points to 22.4%.

Substantially all of our operations in Russia and Belarus remain suspended and are being wound down, and our operations in Ukraine remain suspended. None of these actions have had a material impact on us. We continue to monitor the evolving impact of Russia's invasion of Ukraine on the global economy.

Supply Chain Solutions

	Year Ended December 31,			Change	
	2022	2021	$	%
Revenue (in millions):					
Forwarding	$ 8,943	$ 9,872	$ (929)	(9.4)%
Logistics	5,351	4,767	584	12.3 %
Freight	—	1,064	(1,064)	(100.0)%
Other	2,137	1,726	411	23.8 %
Total Revenue	$ 16,431	$ 17,429	$ (998)	(5.7)%
Operating Expenses (in millions):					
Operating Expenses	$ 14,660	$ 15,701	$ (1,041)	(6.6)%
Incentive Compensation Program Design Changes	(44)	—	(44)	N/A
Transformation Strategy Costs	(45)	(25)	(20)	80.0 %
Goodwill, Asset Impairment Charges and Divestitures	—	46	(46)	(100.0)%
Adjusted Operating Expenses	$ 14,571	$ 15,722	$ (1,151)	(7.3)%
Operating Profit (in millions) and Operating Margins:					
Operating Profit	$ 1,771	$ 1,728	$ 43	2.5 %
Adjusted Operating Profit	$ 1,860	$ 1,707	$ 153	9.0 %
Operating Margin	10.8 %	9.9 %		
Adjusted Operating Margin	11.3 %	9.8 %		
Currency Translation Benefit / (Cost)—(in millions)*:					
Revenue			$ (272)	
Operating Expenses			307	
Operating Profit			$ 35	

*   Amount represents the change compared to the prior year.

	Year Ended December 31,			Change	
	2022	2021	$	%
Adjustments to Operating Expenses (in millions):**					
Transformation Strategy Costs:					
Forwarding	$ 18	$ 8	$ 10	125.0 %
Logistics	23	5	18	360.0 %
Freight	—	1	(1)	(100.0)%
Other	4	11	(7)	(63.6)%
Total Transformation Strategy Costs	$ 45	$ 25	$ 20	80.0 %
Incentive Compensation Program Design Changes:					
Forwarding	$ 22	$ —	$ 22	N/A
Logistics	22	—	22	N/A
Total Incentive Compensation Program Design Changes	$ 44	$ —	$ 44	N/A
Total Adjustments to Operating Expenses	$ 89	$ 25	$ 64	256.0 %

**   Excludes the $46 million pre-tax gain recognized as part of the divestiture of UPS Freight for the year ended December 31, 2021.

Revenue

Total revenue within Supply Chain Solutions decreased for the year. Lower volume and revenue in forwarding and the impact of divesting UPS Freight in the second quarter of 2021 more than offset strong revenue growth in logistics and a number of our other businesses.

Forwarding revenue was impacted by the following:

- International airfreight revenue decreased approximately $480 million, as challenging economic conditions and lockdowns in China drove a decline in customer demand during the year. Lower demand coupled with higher capacity, particularly in the fourth quarter of 2022, resulted in a decline in the market rates we charge for services, including demand-related surcharges that were elevated in the first quarter of the year.

- Revenue in our truckload brokerage business decreased approximately $300 million, as volume and market rates declined. These declines were partly offset by successful revenue quality initiatives.

- The remaining reduction in revenue was attributable to ocean freight forwarding as a result of a significant decline in market rates in the second half of the year, particularly on the Asia to U.S. lane. Volume also declined during the year, driven by lower customer demand.

As a result of expected market conditions, we anticipate that volume will remain challenged and that market rates within all of our Forwarding businesses during the first half of 2023 will be lower than the first half of 2022. Rates in our airfreight and truckload brokerage businesses are expected to stabilize in the latter half of 2023.

Revenue within our Logistics businesses increased as a result of the following factors:

- Healthcare logistics revenue increased approximately $360 million, driven by clinical trials and pharmaceuticals. We expect growth to continue in 2023, including revenue from Bomi Group, which we acquired in the fourth quarter.

- Revenue in our mail services business increased approximately $160 million as a result of volume from new customers, rate increases and a favorable shift in product characteristics.

- The remaining revenue growth was within our other distribution operations. We experienced year-over-year revenue increases, driven by customer expansion, revenue quality initiatives and increased demand for warehousing services.

Revenue from the other businesses within Supply Chain Solutions increased, partly due to the acquisition of Roadie, Inc. in the fourth quarter of 2021. Revenue from transition services provided to the acquirer of UPS Freight increased and revenue from our service contracts with the U.S. Postal Service also increased. We expect our transition services revenue to decline in 2023 as the acquirer of UPS Freight begins to exit these arrangements.

Operating Expenses

Total operating expenses and total adjusted operating expenses for Supply Chain Solutions decreased for the year. This included a decrease of $952 million due to the divestiture of UPS Freight in 2021.

Forwarding operating expenses decreased $1.1 billion, driven by a reduction in purchased transportation costs. Elevated market rates in the first half of 2022 were more than offset by declines in the latter part of the year. We expect market volume and rates will remain low through at least mid-2023, which will reduce our purchased transportation costs.

Logistics operating expenses increased $485 million, including the impact of the Bomi Group acquisition. Compensation and benefits expense increased, driven by business growth and inflationary pressures across our logistics businesses. Purchased transportation costs increased in our healthcare and mail services businesses due to business growth. Mail services expenses were also impacted by transportation rate increases and higher fuel surcharges.

Expenses for the other businesses within Supply Chain Solutions increased. This was driven by the acquisition of Roadie, Inc. in the fourth quarter of 2021, and higher fuel costs associated with service contracts with the U.S. Postal Service. Costs incurred in procuring transportation for, and providing transition services to, the acquirer of UPS Freight also increased for the year. We expect these costs to decline in 2023 as the acquirer of UPS Freight continues to exit these arrangements.

Operating Profit and Margin

As a result of the factors described above, total operating profit increased $43 million, with operating margin increasing 90 basis points to 10.8%. On an adjusted basis, operating profit increased $153 million and operating margin increased 150 basis points to 11.3%.

Consolidated Operating Expenses

	Year Ended December 31,		Change	
	2022	**2021**	**$**	**%**
Operating Expenses (in millions):				
Compensation and benefits	$ 47,781	$ 46,707	$ 1,074	2.3 %
Transformation and Other Charges	(46)	(206)	160	(77.7)%
Incentive Compensation Program Design Changes	(505)	—	(505)	N/A
Adjusted Compensation and benefits	47,230	46,501	729	1.6 %
Repairs and maintenance	2,515	2,443	72	2.9 %
Depreciation and amortization	3,188	2,953	235	8.0 %
Purchased transportation	17,653	19,058	(1,405)	(7.4)%
Fuel	6,018	3,847	2,171	56.4 %
Other occupancy	1,818	1,698	120	7.1 %
Other expenses	8,271	7,771	500	6.4 %
Total Other expenses	39,463	37,770	1,693	4.5 %
Transformation and Other Charges	(132)	(174)	42	(24.1)%
Long-Lived Asset Estimated Residual Value Changes	(76)	—		N/A
Goodwill, Asset Impairment Charges and Divestitures	—	46	(46)	(100.0)%
Adjusted Total Other expenses	$ 39,255	$ 37,642	$ 1,613	4.3 %
Total Operating Expenses	$ 87,244	$ 84,477	$ 2,767	3.3 %
Adjusted Total Operating Expenses	$ 86,485	$ 84,143	$ 2,342	2.8 %
Currency (Benefit) / Cost - (in millions)*			(1,099)	

*Amount represents the change in currency translation compared to the prior year.

	Year Ended December 31,		Change	
	2022	**2021**	**$**	**%**
Adjustments to Operating Expenses (in millions):				
Transformation Strategy Costs:				
Compensation	$ 36	$ 30	$ 6	20.0 %
Benefits	10	176	(166)	(94.3)%
Other occupancy	—	3	(3)	(100.0)%
Other expenses	132	171	(39)	(22.8)%
Total Transformation Strategy Costs	$ 178	$ 380	$ (202)	(53.2)%
Incentive Compensation Program Design Changes:				
Compensation	505	—	505	N/A
Long-Lived Asset Estimated Residual Value Changes:				
Depreciation and amortization	76	—	76	N/A
Goodwill, Asset Impairment Charges and Divestitures:				
Other expenses	$ —	$ (46)	$ 46	(100.0)%
Total Adjustments to Operating Expenses	$ 759	$ 334	$ 425	127.2 %

Compensation and Benefits

Total compensation and benefits and adjusted total compensation and benefits increased. Compensation costs increased $495 million. On an adjusted basis, compensation costs decreased $16 million. The principal factors impacting the change were:

- U.S. Domestic direct labor costs increased $422 million due to annual contractual rate increases for our union workforce that occur in August, as well as cost of living adjustments driven by inflation and other market factors. Headcount in our line-haul network operations also increased. These increases were partially offset by a reduction in labor hours, driven by volume declines and productivity improvements.

- International compensation decreased $245 million, primarily due to volume declines and favorable currency movements.

- Supply Chain Solutions' compensation costs increased $95 million, driven by business growth and inflationary pressures across our logistics operations.

- Management compensation increased $466 million, primarily due to the accelerated vesting of certain equity incentive awards in connection with a one-time change to the design of our incentive compensation programs. On an adjusted basis, management compensation increased $42 million due to salary growth, which was partially offset by reductions in other incentive awards and sales commissions.

- The UPS Freight divestiture in 2021 resulted in a $328 million decrease in compensation costs.

We expect inflation and other market factors will continue to impact compensation cost in certain parts of our business in 2023.

Benefits costs increased $579 million and increased $745 million on an adjusted basis, primarily as a result of:

- Health and welfare costs increased $195 million, driven by increased contributions to multiemployer plans as a result of contractual rate increases that occur annually in August. The UPS Freight divestiture in 2021 reduced expense by $75 million.

- Pension and postretirement benefits increased $215 million due to contractually-mandated contribution increases to multiemployer plans and higher service costs for company-sponsored plans. The UPS Freight divestiture in 2021 reduced expense by $53 million.

- Vacation, excused absence, payroll taxes and other expenses increased $248 million, driven by wage growth and additional discretionary payments. The UPS Freight divestiture in 2021 reduced expense by $54 million.

- Workers' compensation expense increased $88 million due to an increase in current year claims, partially offset by favorable developments in reserves for existing claims.

Repairs and Maintenance

The increase in repairs and maintenance expense was due to an increase in planned building maintenance as well as increases in the cost of materials and supplies, which we expect to persist in 2023. We also incurred higher costs for aircraft engine and airframe maintenance due to the timing of scheduled maintenance events. We anticipate these costs will remain elevated as scheduled maintenance events commence on newer aircraft within our fleet.

Depreciation and Amortization

Depreciation and amortization expense increased, primarily due to the reduction in the estimated residual value of our fully-depreciated MD-11 aircraft, facility automation and expansion projects, investments in internally developed software and the amortization of acquired intangible assets. Excluding the impact of the estimated residual value change, adjusted depreciation and amortization expense increased due to the aforementioned factors. The reduction in estimated residual value of our MD-11 aircraft will result in additional depreciation expense for the remainder of these aircraft in 2023 and thereafter.

Purchased Transportation

The decrease in purchased transportation expense charged to us by third-party air, ocean and truck carriers was primarily attributable to:

- Supply Chain Solutions expense decreased $957 million, resulting from volume declines in our international air and ocean freight and truckload brokerage businesses and declining market rates paid for services in the latter half of the year. These impacts were slightly offset by expense increases in our logistics operations due to business growth and third-party rate increases in our mail services business. The UPS Freight divestiture in 2021 drove a decrease of $260 million.

- U.S. Domestic expense decreased $254 million, driven by a reduction in ground volume handled by third-party carriers as a result of network optimization initiatives. This was partially offset by the impacts of higher fuel surcharges and rate increases.

- International expense decreased $194 million, primarily due to a reduction in air charter expense in the second half of the year and favorable currency movements. These decreases were partially offset by increases in markets rates for ground transportation and fuel surcharges from third-party carriers.

Fuel

The increase in fuel expense was primarily driven by higher prices for jet fuel, diesel and gasoline. Market prices, and the manner in which we purchase fuel, influence our costs. The majority of our fuel purchases utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. While many of the indices are correlated, each index may respond differently to changes in underlying prices, which in turn can drive variability in our costs.

Other Occupancy

The increase in other occupancy expense, and adjusted other occupancy expense, was due to additional facilities coming into service, higher utilities costs and rent and property tax increases. We expect inflation may continue to impact rent and utility costs in 2023.

Other Expenses

Other expenses and adjusted other expenses increased primarily as a result of:

- An increase of $170 million in commissions paid for certain online shipments.

- Hosted software application fees and other technology costs increased $115 million in support of ongoing investments in our digital transformation.

- Professional fees increased $72 million, driven by an increase in support services provided to various business units and information technology consulting to support ongoing strategic initiatives.

- Other increases included the cost of goods provided under transitional service agreements to the acquirer of UPS Freight, allowances for credit losses, facility security expenses and self-insured automobile liability expense, driven by increases in the frequency and severity of claims.

These increases were partially offset by favorable developments in certain legal and tax contingencies and reductions in asset impairment charges and customer claims.

Other Income and (Expense)

The following table sets forth investment income (expense) and other and interest expense for the years ended December 31, 2022 and 2021 (in millions):

	Year Ended December 31,		Change	
	2022	2021	$	%
Investment Income (Expense) and Other	$ 2,435	$ 4,479	$ (2,044)	(45.6)%
Defined Benefit Pension and Postretirement Medical Plan (Gains) and Losses	(1,061)	(3,272)	2,211	(67.6)%
Adjusted Investment Income (Expense) and Other	$ 1,374	$ 1,207	$ 167	13.8 %
Interest Expense	(704)	(694)	(10)	1.4 %
Total Other Income and (Expense)	$ 1,731	$ 3,785	$ (2,054)	(54.3)%
Adjusted Other Income and (Expense)	$ 670	$ 513	$ 157	30.6 %

Investment Income (Expense) and Other

Investment and other income decreased $2.0 billion, primarily due to a reduction in mark-to-market gains recognized on remeasurements of our defined benefit pension and postretirement plans. Excluding the impact of these gains, adjusted investment and other income increased $167 million, driven by higher yields on higher average invested balances and foreign currency gains. These increases were partially offset by declines in the fair values of certain non-current investments.

Interest Expense

Interest expense increased due to the impact of higher effective interest rates on floating rate debt, partially offset by lower average outstanding debt balances, higher capitalized interest and favorable foreign currency exchange rate impacts on foreign currency-denominated debt.

Income Tax Expense

The following table sets forth income tax expense and our effective tax rate for the years ended December 31, 2022 and 2021 (in millions):

	Year Ended December 31,		Change	
	2022	**2021**	**$**	**%**
Income Tax Expense:	$ 3,277	$ 3,705	$ (428)	(11.6)%
Income Tax Impact of:				
Defined Benefit Pension and Postretirement Medical Plan (Gains) and Losses	(255)	(784)	529	(67.5)%
Incentive Compensation Program Design Changes	121	—	121	N/A
Long-Lived Asset Estimated Residual Value Changes	18	—	18	N/A
Transformation Strategy Costs	36	95	(59)	(62.1)%
Goodwill and Asset Impairment Charges, and Divestitures	—	(11)	11	(100.0)%
Adjusted Income Tax Expense	$ 3,197	$ 3,005	$ 192	6.4 %
Effective Tax Rate	22.1 %	22.3 %		
Adjusted Effective Tax Rate	22.0 %	22.0 %		

For additional information on income tax expense and our effective tax rate, see note 15 to the audited, consolidated financial statements.

Liquidity and Capital Resources

We deploy a disciplined and balanced approach to capital allocation, including returns to shareowners through dividends and share repurchases. As of December 31, 2022, we had $7.6 billion in cash, cash equivalents and marketable securities. We believe that these positions, expected cash from operations, access to commercial paper programs and capital markets and other available liquidity options will be adequate to fund our material short- and long-term cash requirements, including our business operations, planned capital expenditures and pension contributions, transformation strategy costs, debt obligations and planned shareowner returns. We regularly evaluate opportunities to optimize our capital structure, including through issuances of debt to refinance existing debt and to fund operations.

Cash Flows From Operating Activities

The following is a summary of the significant sources (uses) of cash from operating activities (in millions):

	2022	2021
Net income	$ 11,548	$ 12,890
Non-cash operating activities[(a)]	5,261	3,335
Pension and postretirement medical benefit plan contributions (company-sponsored plans)	(2,342)	(576)
Hedge margin receivables and payables	274	272
Income tax receivables and payables	154	170
Changes in working capital and other non-current assets and liabilities	(797)	(1,106)
Other operating activities	6	22
Net cash from operating activities	$ 14,104	$ 15,007

(a) Represents depreciation and amortization, gains and losses on derivative transactions and foreign currency exchange, deferred income taxes, allowances for expected credit losses, amortization of operating lease assets, pension and postretirement medical benefit plan (income) expense, stock compensation expense, changes in casualty self-insurance reserves, goodwill and other asset impairment charges and other non-cash items.

Net cash from operating activities decreased $903 million in 2022, driven by higher contributions to our company-sponsored defined benefit pension and postretirement medical plans. We made discretionary contributions to our qualified U.S. pension plans of $1.9 billion in 2022 compared to $0.2 billion in 2021.

Our working capital benefited from an improvement in collections that was partially offset by increases in duty and tax settlements on behalf of our customers due to the timing of payments. Additionally, during 2022, we paid $234 million of employer payroll taxes that were deferred under the Coronavirus Aid, Recovery and Economic Security ("CARES") Act in 2020, compared to a payment of $577 million in 2021. We paid the remaining $323 million of deferred employer payroll taxes in January 2023.

Cash payments for income taxes were $2.6 billion and $1.9 billion for the years ended December 31, 2022 and 2021, respectively, with changes driven by the timing of deductions related to pension contributions and depreciation.

As part of our ongoing efforts to improve our working capital efficiency, certain financial institutions offer a Supply Chain Finance ("SCF") program to certain of our suppliers. We agree to commercial terms with our suppliers, including prices, quantities and payment terms, regardless of whether the supplier elects to participate in the SCF program. Suppliers issue invoices to us based on the agreed-upon contractual terms. If they participate in the SCF program, our suppliers, at their sole discretion, determine which invoices, if any, to sell to the financial institutions. Our suppliers' voluntary inclusion of invoices in the SCF program has no bearing on our payment terms. No guarantees are provided by us under the SCF program. We have no economic interest in a supplier's decision to participate, and we have no direct financial relationship with the financial institutions, as it relates to the SCF program.

Amounts due to our suppliers that participate in the SCF program are included in *Accounts payable* in our consolidated balance sheets. We have been informed by the participating financial institutions that as of December 31, 2022 and 2021, suppliers sold them $806 and $545 million, respectively, of our outstanding payment obligations. Amounts due to suppliers that participate in the SCF program may be reflected in cash flows from operating activities or cash flows from investing activities in our consolidated statements of cash flows. The amounts settled through the SCF program were approximately $2.3 and $1.7 billion for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, approximately $2.2 billion of our total worldwide holdings of cash, cash equivalents and marketable securities were held by foreign subsidiaries. The amount of cash, cash equivalents and marketable securities held by our U.S. and foreign subsidiaries fluctuates throughout the year due to a variety of factors, including the timing of cash receipts and disbursements in the normal course of business. Cash provided by operating activities in the U.S. continues to be our primary source of funds to finance domestic operating needs, capital expenditures, share repurchases, pension contributions and dividend payments to shareowners. All cash, cash equivalents and marketable securities held by foreign subsidiaries are generally available for distribution to the U.S. without any U.S. federal income taxes. Any such distributions may be subject to foreign withholding and U.S. state taxes. When amounts earned by foreign subsidiaries are expected to be indefinitely reinvested, no accrual for taxes is provided.

Cash Flows From Investing Activities

Our primary sources (uses) of cash from investing activities for the years ended December 31, 2022 and 2021 were as follows (in millions):

	2022	2021
Net cash used in investing activities	$ (7,472)	$ (3,818)
Capital Expenditures:		
Buildings, facilities and plant equipment	$ (1,708)	$ (1,635)
Aircraft and parts	(1,267)	(1,185)
Vehicles	(1,067)	(807)
Information technology	(727)	(567)
Total Capital Expenditures[(1)]:	$ (4,769)	$ (4,194)
Capital Expenditures as a % of revenue	4.8 %	4.3 %
Other Investing Activities:		
Proceeds from disposals of businesses, property, plant and equipment	$ 12	$ 872
Net change in finance receivables	$ 24	$ 34
Net (purchases), sales and maturities of marketable securities	$ (1,651)	$ 54
Acquisitions, net of cash acquired	$ (755)	$ (602)
Other investing activities	$ (333)	$ 18

[(1)] In addition to capital expenditures of $4.8 and $4.2 billion for the years ended December 31, 2022 and 2021, respectively, there were principal repayments of finance lease obligations of $149 and $208 million, respectively. These are included in cash flows from financing activities.

We have commitments for the purchase of aircraft, vehicles, equipment and real estate to provide for the replacement of existing capacity and anticipated future growth. Future capital spending for anticipated growth and replacement assets will depend on a variety of factors, including regulatory, economic and industry conditions. Our current investment program anticipates investments in technology initiatives and enhanced network capabilities, including over $1.0 billion of projects to support our environmental sustainability goals. It also provides for maintenance of buildings, facilities and equipment and replacement of certain aircraft within our fleet. We currently expect our capital expenditures will be approximately $5.3 billion in 2023, of which approximately 50 percent will be allocated to expansion projects.

Total capital expenditures increased in 2022, primarily due to:

- Spending on buildings, facilities and plant equipment increased, largely due to facility automation and capacity expansion projects in our global small package business. Expenditures in the fourth quarter more than offset the impact of supply chain disruptions that we experienced earlier in the year.

- Aircraft and parts expenditures increased due to higher contract deposits on open aircraft orders, partially offset by fewer payments associated with the delivery of aircraft.

- Vehicles expenditures increased as supply chain constraints eased in the latter half of 2022 relative to 2021.

- Information technology expenditures increased due to additional deployments of technology equipment and continuing investments in our digital capabilities and network automation.

Proceeds from the disposal of businesses, property, plant and equipment decreased, primarily due to the 2021 divestiture of UPS Freight for cash proceeds of $848 million. Net purchases of marketable securities increased due to a shift to longer duration investments. The net change in finance receivables was primarily due to reductions in outstanding balances within our finance portfolios.

The increase in cash paid for acquisitions in 2022 was primarily attributable to the acquisitions of Bomi Group and Delivery Solutions, and the purchase of development areas for The UPS Store. Cash paid for acquisitions in 2021 related to the acquisition of Roadie and the purchase of development areas for The UPS Store. The increase in other investing activities was driven by our investment of $252 million in the parent company of CommerceHub, Inc., as well as changes in our other non-current investments and various other items.

Cash Flows From Financing Activities

Our primary sources (uses) of cash for financing activities were as follows (amounts in millions, except per share data):

	2022		**2021**	
Net cash used in financing activities	$	(11,185)	$	(6,823)
Share Repurchases:				
Cash paid to repurchase shares	$	(3,500)	$	(500)
Number of shares repurchased		(19.0)		(2.6)
Shares outstanding at period end		859		870
Dividends:				
Dividends declared per share	$	6.08	$	4.08
Cash paid for dividends	$	(5,114)	$	(3,437)
Borrowings:				
Net borrowings (repayments) of debt principal	$	(2,304)	$	(2,773)
Other Financing Activities:				
Cash received for common stock issuances	$	262	$	251
Other financing activities	$	(529)	$	(364)
Capitalization:				
Total debt outstanding at year end	$	19,662	$	21,915
Total shareowners' equity at year end		19,803		14,269
Total capitalization	$	39,465	$	36,184

We repurchased 19.0 and 2.6 million shares of class B common stock for $3.5 billion and $500 million under our stock repurchase program for the years ended December 31, 2022 and 2021, respectively. We anticipate our share repurchases will total $3.0 billion for 2023. For additional information on our share repurchase activities, see note 12 to the audited, consolidated financial statements.

For the years ended December 31, 2022 and 2021, dividends reported within shareowners' equity include $249 and $167 million, respectively, of non-cash dividends that were settled in shares of class A common stock.

The declaration of dividends is subject to the discretion of the Board and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other relevant factors. In the first quarter of 2023, we increased our quarterly dividend from $1.52 to $1.62 per share.

There were no issuances of debt in 2022. Issuances of debt in 2021 consisted of short-term borrowings under our commercial paper program.

Repayments of debt in 2022 included scheduled principal payments on our finance lease obligations, payment of amounts assumed in the Bomi Group acquisition and repayment at maturity of senior notes as follows:

• $1.0 billion 2.450% senior notes;

• $600 million 2.350% senior notes; and

• $400 million floating rate senior notes.

Repayments of debt in 2021 included scheduled principal payments on our finance lease obligations, payments of commercial paper balances and repayment at maturity of senior notes as follows:

• $1.5 billion 3.125% senior notes;

• $700 million 2.050% senior notes; and

• $350 million floating rate senior notes.

As of December 31, 2022 and 2021, we had no outstanding balances under our commercial paper programs.

We have $2.2 billion of fixed- and floating-rate senior notes that mature in 2023. We may repay these amounts when due with cash generated from operations or other borrowings, depending on various factors. We consider the overall fixed and floating interest rate mix of our portfolio and the related overall cost of borrowing when planning for future issuances and non-scheduled repayments of debt.

The variation in cash received from common stock issuances resulted from activity within the UPS 401(k) Savings Plan and our employee stock purchase plan in both the current and comparative period.

Other financing activities includes cash used to repurchase shares to satisfy tax withholding obligations on vested employee stock awards. Cash outflows for this purpose were $516 and $358 million for the years ended December 31, 2022 and 2021, respectively. The increase was driven by changes in required repurchase amounts.

Except as disclosed in note 9 to the audited, consolidated financial statements, we do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on our financial condition or liquidity.

Sources of Credit

See note 9 to the audited, consolidated financial statements for a discussion of our available credit and our debt covenants.

Contractual Commitments

We have material cash requirements for known contractual obligations and commitments in the form of finance leases, operating leases, debt obligations, purchase commitments and certain other liabilities that are disclosed in the notes to the audited, consolidated financial statements and discussed below. We expect to fund these obligations and other discretionary payments, including expected returns to shareowners, primarily through cash from operations.

We anticipate making discretionary contributions to our company-sponsored U.S. defined benefit pension and postretirement medical plans of approximately $1.2 billion in 2023, which are included within *Expected employer contributions to plan trusts* shown in note 5 to the audited, consolidated financial statements. There are currently no anticipated required minimum cash contributions to our qualified U.S. pension plans. The amount of any minimum funding requirement, as applicable, for these plans could change significantly in future periods depending on many factors, including plan asset returns, discount rates, other actuarial assumptions, changes to pension plan funding regulations and the discretionary contributions that we make. Actual contributions made in future years could materially differ and consequently required minimum contributions beyond 2023 cannot be reasonably estimated. As a result of the amendments to the UPS 401(k) Savings Plan discussed in note 5 to the audited, consolidated financial statements, we expect contributions to this plan will increase by approximately $450 million beginning in 2024.

As discussed in note 6 to the audited, consolidated financial statements, we are not currently subject to any surcharges or minimum contributions outside of our agreed-upon contractual rates with respect to the multiemployer pension and health and welfare plans in which we participate. Contribution rates to these multiemployer pension and health and welfare plans are established through the collective bargaining process.

We have outstanding letters of credit and surety bonds that are discussed in note 9 to the audited, consolidated financial statements. Additionally, we have $2.2 billion of fixed- and floating-rate senior notes that mature in 2023. We may repay these amounts when due with cash generated from operations or other borrowings, depending on various factors. Estimated future interest payments on our outstanding debt total approximately $11.3 billion. This amount was calculated using the contractual interest payments due on our fixed- and variable-rate debt based on interest rates as of December 31, 2022, taking into account the effect of any interest rate swap agreements. For debt denominated in a foreign currency, the U.S. Dollar equivalent principal amount of the debt at the end of the year was used as the basis to project future interest payments.

Annual principal payments on our long-term debt, and purchase commitments for certain capital expenditures are also set out in note 9 to the audited, consolidated financial statements. Included within these purchase commitments are firm commitments to purchase seven new and used Boeing 767-300 aircraft to be delivered in 2023, 21 new Boeing 767-300 aircraft to be delivered between 2024 and 2026, and two used Boeing 747-8F aircraft to be delivered in 2024. Additionally, we anticipate purchasing over 2,400 alternative fuel vehicles in 2023.

In addition to purchase commitments, we have other contractual agreements including equipment rentals, software licensing and commodity contracts.

Our finance lease obligations, including purchase options that are reasonably certain to be exercised, relate primarily to leases on aircraft and real estate. These obligations, together with our obligations under operating leases are set out in note 11 to the audited, consolidated financial statements.

Under provisions of the Tax Cuts and Jobs Act, we elected to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries over eight years through 2025. Additionally, we have uncertain tax positions that are further discussed in note 15 to the audited, consolidated financial statements.

Contingencies

See note 5 to the audited, consolidated financial statements for a discussion of pension-related matters, note 10 to the audited, consolidated financial statements for a discussion of judicial proceedings and other matters arising from the conduct of our business activities and note 15 to the audited, consolidated financial statements for a discussion of income-tax-related matters.

Collective Bargaining Agreements

Status of Collective Bargaining Agreements

See note 6 to the audited, consolidated financial statements for a discussion of the status of collective bargaining agreements and "Risk Factors - Business and Operating Risks - Strikes, work stoppages or slowdowns by our employees could materially adversely affect us" in Part I, Item 1A of this report.

Multiemployer Benefit Plans

We contribute to a number of multiemployer pension and health and welfare plans under the terms of collective bargaining agreements that cover our union-represented employees. These agreements set forth the annual contribution rate increases for the plans that we participate in.

New Accounting Pronouncements

Recently Adopted Accounting Standards

See note 1 to the audited, consolidated financial statements for a discussion of recently adopted accounting standards.

Accounting Standards Issued But Not Yet Effective

See note 1 to the audited, consolidated financial statements for a discussion of accounting standards issued, but not yet effective.

Critical Accounting Estimates

The amounts of assets, liabilities, revenue and expenses reported in our financial statements are affected by estimates and judgments that are necessary to comply with GAAP. We base our estimates on prior experience, current trends, various other assumptions and third-party input that we consider reasonable to our circumstances. Actual results could differ materially from our estimates, which would affect the related amounts reported in our consolidated financial statements. While estimates and judgments are applied in arriving at many reported amounts, we believe that the following critical accounting estimates involve a higher degree of judgment and complexity.

Contingencies

From time to time, we are involved in various legal proceedings and have exposure to various other contingent obligations. The events that may impact our contingent liabilities are often unique and generally are not predictable. At the time a contingency is identified, we consider all relevant facts as part of our evaluation. We apply judgment when establishing a range of reasonably possible losses for our contingencies. Our judgment is influenced by our understanding of information currently available for legal actions and potential outcomes of these actions, including the advice from our internal counsel, external counsel and senior management.

We record a liability for a loss when the loss is probable of occurring and reasonably estimable. For such accruals, we record the amount we consider to be the best estimate within a range of potential losses; however, when there appears to be a range of equally possible losses, our accrual is based on the low end of this range. The likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a reasonable estimate of the loss or a range of loss may not be practicable based on the information available. Additionally, events may arise that were not anticipated and, as a result, the outcome of a contingency may result in a loss that differs materially from our previously estimated liability. Except as disclosed in note 10 to the audited, consolidated financial statements, contingent losses that were probable and estimable were not material to our financial position or results of operations as of, or for the year ended, December 31, 2022. In addition, we have certain contingent liabilities that have not been recognized as of, or for the year ended, December 31, 2022, because a loss was not reasonably estimable. Obligations relating to income taxes and self-insurance are discussed below.

Goodwill and Intangible Asset Impairments

We assess goodwill for impairment at the reporting unit level. We did not incur goodwill impairment charges in 2022 or 2021. During 2020, we recognized a goodwill impairment charge of $494 million in our former UPS Freight reporting unit.

The determination of reporting units requires judgment, and if we changed the definition of our reporting units, it is possible that we would have reached different conclusions when performing our impairment tests. Goodwill impairment charges could have a material impact on our results of operations.

We initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we quantitatively assess the fair value of a reporting unit to test goodwill for impairment. This assessment uses a combination of income and market approaches:

- The income approach uses a discounted cash flow ("DCF") model, which requires us to make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs, capital expenditures, working capital and the cost of capital. We are also required to make assumptions relating to our overall business and operating strategy, and the regulatory and market environment. Changes in any of these assumptions could significantly impact the fair value of any one of our reporting units. The projections that we use in our DCF model are updated annually, or more often if necessary, and will change over time based on the historical performance and changing business conditions for each of our reporting units.

- The market approach uses observable market data of comparable public companies to estimate fair value utilizing financial metrics (such as enterprise value to net sales). We apply judgment to select appropriate comparison companies based on the business operations, size and operating results of our reporting units. Changes to our selection of comparable companies or market multiples may result in changes to the estimates of fair value of our reporting units.

As of our July 1st testing date, we concluded the fair value of each reporting unit exceeded its carrying value; however, the excess of fair value over the carrying value for our Roadie reporting unit was less than 10 percent. In addition to business performance, our valuation estimate is most sensitive to changes in the cost of capital. If the cost of capital used in our July 1st test increased by 150 basis points, it is reasonably possible that the reporting unit would be impaired. We believe the fair value of the Roadie reporting unit continues to exceed its carrying value; however, if the cost of capital increases or the business does not meet forecasts, we may incur an impairment charge in the future. The goodwill associated with our Roadie reporting unit as of December 31, 2022 was $241 million.

We evaluate the indefinite-lived trade name associated with our truckload brokerage business for impairment using the relief from royalty method. This valuation approach requires that we make a number of assumptions to estimate fair value, including projections of future revenues, market royalty rates, tax rates, discount rates and other relevant variables. The projections we use in the model are updated annually and will change over time based on historical performance and changing business conditions. If the carrying value of the trade name exceeded its estimated fair value, an impairment charge would be recognized for the excess amount.

In addition to business performance, our valuation estimate is most sensitive to changes in royalty rates and the cost of capital. The ratio of excess fair value to carrying value would decrease by approximately one percentage point if the royalty rate decreased by five basis points or the cost of capital increased by ten basis points. A ten percent decrease in the estimated fair value of our trade name would have had no effect on its carrying value as of our July 1st measurement date. However, if near-term economic conditions change our assumptions unfavorably, or result in the reporting unit being unable to meet forecasts, there could be a more significant decrease in the estimated fair value of the trade name, which may result in an impairment. The carrying value of the trade name as of December 31, 2022 was $200 million.

Our finite-lived intangible assets are amortized over their estimated useful lives. Impairment tests for these assets are only performed when a triggering event occurs that indicates that the carrying value of the intangible may not be recoverable based on its undiscounted future cash flows. If the carrying amount of the intangible is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market prices, discounted cash flows or external appraisals, as appropriate. If impairment indicators are present, the resulting impairment charges could have a material impact on our results of operations. See note 7 to the audited, consolidated financial statements for details of finite-lived intangible asset impairments.

Self-Insurance Accruals

We base self-insurance reserves on actuarial estimates, which are determined with the assistance of a third-party actuary through a complex process that includes the application of various actuarial methods and assumptions. The process incorporates actual loss experience and judgments about expected future development based on historical experience, recent and projected trends in claim frequency and severity, and changes in claims handling practices, among other factors.

Workers' compensation, automobile liability and general liability insurance claims may take a number of years to resolve. Consequently, actuarial estimates are required to project the ultimate cost that will be incurred to resolve a claim. Several factors can affect the actual cost, or severity, of a claim, including:

- Length of time a claim remains open;
- Trends in healthcare costs;
- Results of any related litigation; and
- Changes in legislation.

Furthermore, claims may emerge in a future year for events that occurred in a prior policy period at a rate that differs from actuarial projections. All these factors can result in revisions to actuarial projections and produce a material difference between estimated and actual operating results.

Due to the complexity and inherent uncertainty associated with the estimation of our workers' compensation, automobile and general liability claims, the third-party actuary develops a range of expected losses. We believe our estimated reserves for such claims are adequate; however, actual experience in claims frequency and/or severity of claims could materially differ from our estimates and affect our results of operations.

We also sponsor several health and welfare insurance plans for our employees. Liabilities and expenses related to these plans are based on estimates of the number of employees and eligible dependents covered under the plans, global health events, anticipated utilization by participants and overall trends in medical costs and inflation. We believe our estimates are reasonable and appropriate. Actual experience may differ materially from these estimates and, therefore, produce a material difference between estimated and actual operating results.

Self-insurance reserves as of December 31, 2022 and 2021 were as follows (in millions):

	2022	2021
Current self-insurance reserves	$ 1,069	$ 1,048
Non-current self-insurance reserves[1]	1,818	1,855
Total self-insurance reserves	**$ 2,887**	**$ 2,903**

[1] Included within *Other Non-Current Liabilities* in the consolidated balance sheets.

Our total reserves related to prior year claims decreased by $5 million in 2022 and increased by $34 million in 2021. A five percent deterioration or improvement in both the assumed claim severity and claim frequency rates used to estimate our self-insurance reserves would result in an increase or decrease of approximately $290 million, respectively, in our reserves and expenses as of, and for the year ended, December 31, 2022.

Pension and Other Postretirement Medical Benefits

Our pension and postretirement medical benefit costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, healthcare cost trend rates, inflation, compensation increases, expected returns on plan assets, mortality rates, regulatory requirements and other factors. The assumptions utilized in recording the obligations under our plans represent our best estimates. We believe that they are reasonable, based on information as to historical experience and performance as well as other factors that might cause future expectations to differ from past trends.

Differences in actual experience or changes in assumptions may affect our pension and postretirement medical benefit obligations and future expenses. The primary factors contributing to actuarial gains and losses each year are:

- Changes in the discount rate used to value pension and postretirement medical benefit obligations as of the measurement date;

- Differences between expected and actual returns on plan assets;

- Changes in demographic assumptions, including mortality;

- Differences in participant experience from demographic assumptions; and

- Changes in coordinating benefits with plans not sponsored by UPS.

We recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of a corridor (defined as 10% of the greater of the fair value of plan assets or the plans' projected benefit obligations) immediately within income upon remeasurement of a plan. Other components of pension expense (referred to as "ongoing net periodic benefit cost"), primarily service and interest costs and the expected return on plan assets, are reported on a quarterly basis.

The following sensitivity analysis shows the impact of a 25 basis point change in the assumed discount rate and return on assets for our pension and postretirement benefit plans, and the resulting increase (decrease) in our obligations and expense as of, and for the year ended, December 31, 2022 (in millions):

Pension Plans	25 Basis Point Increase	25 Basis Point Decrease
Discount Rate:		
Effect on ongoing net periodic benefit cost	$ (38)	$ 39
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor	(582)	521
Effect on projected benefit obligation	(1,378)	1,471
Return on Assets:		
Effect on ongoing net periodic benefit cost[1]	(144)	144
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor[2]	$ (34)	$ 34
Postretirement Medical Benefit Plans		
Discount Rate:		
Effect on ongoing net periodic benefit cost	$ 4	$ (3)
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor	(38)	22
Effect on accumulated postretirement benefit obligation	(34)	40
Healthcare Cost Trend Rate:		
Effect on ongoing net periodic benefit cost	—	—
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor	3	(12)
Effect on accumulated postretirement benefit obligation	$ 10	$ (11)

[1] Amount calculated based on 25 basis point increase / decrease in the expected return on assets.
[2] Amount calculated based on 25 basis point increase / decrease in the actual return on assets.

Refer to note 5 to the audited, consolidated financial statements for information on our potential liability for coordinating benefits related to the Central States Pension Fund.

Depreciation, Residual Value and Impairment of Property, Plant and Equipment

As of December 31, 2022, we had $34.7 billion of net property, plant and equipment, the most significant category of which was aircraft. In accounting for property, plant and equipment, we make estimates of the expected useful lives and residual values. We evaluate the useful lives of our property, plant and equipment based on our usage, maintenance and replacement policies, and taking into account physical and economic factors that may affect the useful lives of the assets. Our accounting policy for property, plant and equipment is set out in note 1 to the audited, consolidated financial statements.

We monitor our long-lived assets for indicators of impairment which may include, but are not limited to, a significant change in the extent to which an asset is utilized and operating or cash flow losses associated with the use of the asset. If circumstances are present that indicate the carrying value of our long-lived assets may not be recoverable, we then perform impairment testing at the asset group level.

Asset groups represent the lowest level at which independent cash flows can be identified. Determining the asset group requires judgment and changes in the way asset groups are defined could have material impact to the results of impairment testing. We perform recoverability testing by comparing the undiscounted cash flows of the asset group to the carrying value of the asset group. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals, as appropriate. Details of long-lived asset impairments are included in note 4 to the audited, consolidated financial statements.

In estimating the useful lives and expected residual values of aircraft, we consider actual experience with the same or similar aircraft types and volume projections for our air products. Adverse changes in volume forecasts, or a shortfall in our actual volume compared with our projections, could result in our current aircraft capacity exceeding current or projected demand. This situation could lead to an excess of aircraft, resulting in an impairment charge or reduction in expected useful life that may result in increased depreciation expense.

Revisions to estimates of useful lives and residual values could also be caused by changes to our maintenance programs, governmental regulations, operational intentions, or market prices for new and used aircraft of the same or similar types. We periodically evaluate our estimates and assumptions, and adjust them, as necessary, on a prospective basis through depreciation expense. In the fourth quarter of 2022, we reduced the estimated residual value of our MD-11 aircraft and associated engines to zero based on updated operational plans for these aircraft and our expectations for their eventual disposal. In connection with this change in estimate, during the fourth quarter of 2022 we recorded a one-time depreciation charge to adjust the residual value of our fully-depreciated MD-11 aircraft. Refer to note 4 to the audited, consolidated financial statements for information on the impact to our results of operations.

Fair Value Measurements

In the normal course of business, we hold and issue financial instruments that contain elements of market risk, including derivatives, marketable securities and debt. Certain of these financial instruments are required to be recorded at fair value, principally derivatives, marketable securities and certain other investments. These financial instruments are measured and reported at fair value on a recurring basis based upon a fair value hierarchy (Levels 1, 2 and 3). Fair values are based on listed market prices (Level 1), when such prices are available. To the extent that listed market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations (Level 2). If listed market prices or other relevant factors are not available, inputs are developed from unobservable data reflecting our own assumptions and include situations where there is little or no market activity for the asset or liability (Level 3). Certain financial instruments, including over-the-counter derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit spreads and yield curve volatility factors. Changes in the fixed income, foreign currency exchange and commodity markets will impact our estimates of fair value in the future, potentially affecting our results of operations. Further information on our accounting polices relating to fair value measurements can be found in note 1 to the audited, consolidated financial statements.

As of December 31, 2022, the majority of our financial instruments were categorized as either Level 1 or Level 2. Refer to notes 3, 9 and 17 to the audited, consolidated financial statements for further information on these instruments. A quantitative sensitivity analysis of our exposure to changes in commodity prices, foreign currency exchange rates and interest rates is presented in the *Quantitative and Qualitative Disclosures about Market Risk* section of this report.

Our pension and postretirement plan assets include investments in hedge funds, as well as private debt, private equity and real estate funds, which are primarily measured using net asset value ("NAV") as a practical expedient for fair value, as appropriate. These investments were valued at $9.6 billion as of December 31, 2022. In order to estimate NAV, we evaluate audited and unaudited financial reports from fund managers and make adjustments for investment activity between the date of the financial reports and December 31st. These investments are not actively traded, and their values can only be estimated using these assumptions. If our estimates of activity changed, this could have a material impact on the reported value of these investments and on the return on assets that we report. Refer to note 5 to the audited, consolidated financial statements for further information on our pension and postretirement plan assets.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant and equipment, goodwill and intangible assets. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment or when an asset or disposal group is classified as held for sale.

In accounting for business acquisitions, we allocate the fair value of purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. Estimating the fair value of assets acquired and liabilities assumed requires judgment, especially with respect to identified intangible assets as there may be limited or no observable transactions within the market, requiring us to develop internal models to estimate fair value. For example, estimating the fair value of identified intangible assets may require us to develop valuation assumptions, including but not limited to, future expected cash flows from these assets, synergies and the cost of capital. Certain inputs require us to determine assumptions that are reflective of a market participant view of fair value. Changes in any of these assumptions may materially impact the amount we recognize for identifiable assets and liabilities, in addition to the residual amount allocated to goodwill.

Income Taxes

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of income by legal entity and jurisdiction, tax credits, benefits and deductions, and in the calculation of deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as tax, interest and penalties related to uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. We believe that we will ultimately recover a substantial majority of the deferred tax assets recorded on our consolidated balance sheets. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determined that the recovery was not likely.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires us to estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risk from changes in certain commodity prices, foreign currency exchange rates, interest rates and equity prices. All of these market risks arise in the normal course of business, as we do not engage in speculative trading activities. In order to manage the risk arising from these exposures, we may utilize a variety of commodity, foreign currency exchange rate and interest rate forward contracts, options and swaps. A discussion of our accounting policy for derivative instruments is provided in note 1 to the audited, consolidated financial statements.

Commodity Price Risk

We are exposed to changes in the prices of refined fuels, principally jet-A, diesel and unleaded gasoline, as well as changes in the price of natural gas and other alternative fuels. Currently, the fuel surcharges that we apply to our domestic and international package services are the primary means of reducing the risk of adverse fuel price changes. In order to mitigate the impact of fuel surcharges imposed on us by outside carriers, we regularly adjust the rates we charge for our freight brokerage services. The majority of our fuel purchases utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. While many of the indices are correlated, each index may respond differently to changes in underlying prices, which in turn can drive variability in our costs. Because of this, our operating results may be affected should the market price of fuel suddenly change by a significant amount or change by amounts that do not result in an adjustment in our fuel surcharges, which can significantly affect our results either positively or negatively in the short-term. As of December 31, 2022 and 2021, we had no commodity contracts outstanding.

Foreign Currency Exchange Rate Risk

We have foreign currency risks related to our revenue, operating expenses and financing transactions in currencies other than the local currencies in which we operate. We are exposed to currency risk from the potential changes in functional currency values of our foreign currency-denominated assets, liabilities and cash flows. Our most significant foreign currency exposures relate to the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar. We may use forward contracts as well as a combination of purchased and written options to hedge forecasted cash flow currency exposures. These derivative instruments generally cover forecasted foreign currency exposures for periods of 12 to 48 months. We may also utilize forward contracts to hedge portions of our anticipated cash settlements of intercompany transactions and interest payments on certain debt subject to foreign currency remeasurement.

Interest Rate Risk

We have issued debt instruments and have debt associated with finance leases that accrue expense at fixed and floating rates of interest. We use interest rate swaps as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. The notional amount, interest payment and maturity dates of the swaps match the terms of the associated debt. We may also utilize forward starting swaps and similar instruments to lock in all or a portion of the borrowing cost of anticipated debt issuances. Our floating-rate debt and interest rate swaps subject us to risk resulting from changes in short-term interest rates.

We are also subject to interest rate risk with respect to our defined benefit pension and postretirement medical plan obligations, as changes in interest rates will effectively increase or decrease the obligations associated with these plans. This will result in changes to the amount of pension and postretirement benefit expense recognized in future periods and may also result in us being required to make contributions to the plans.

We hold investments in debt securities, as well as cash-equivalent instruments, some of which accrue income at variable rates of interest.

Sensitivity Analysis

The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk, interest rate risk and equity price risk embedded in our existing financial instruments. We utilize valuation models to evaluate the sensitivity of the fair value of financial instruments with exposure to market risk that assume instantaneous, parallel shifts in exchange rates, interest rate yield curves and commodity and equity prices. For options and instruments with non-linear returns, models appropriate to the instrument are utilized to determine the impact of market shifts.

There are certain limitations inherent in the sensitivity analyses presented, primarily due to the assumption that foreign currency exchange rates change in a parallel fashion and that interest rates change instantaneously. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts modeled. While this is our best estimate of the impact of the specified scenarios, these estimates should not be viewed as forecasts. We adjust the fixed and floating interest rate mix of our interest-rate-sensitive assets and liabilities in response to changes in market conditions. Additionally, changes in the fair value of foreign currency derivatives and commodity derivatives are offset by changes in the cash flows of the underlying hedged foreign currency and commodity transactions.

(in millions)	Shock-Test Result as of December 31,	
	2022	2021
Change in Fair Value:		
Currency Derivatives[1]	$ (770)	$ (766)
Change in Annual Interest Expense:		
Variable Rate Debt[2]	$ 18	$ 22
Interest Rate Derivatives[2]	$ —	$ 10
Change in Annual Interest Income:		
Marketable Securities[3]	$ 1	$ —

[1] The potential change in fair value from a hypothetical 10% weakening of the U.S. Dollar against foreign currency exchange rates across all maturities.
[2] The potential change in annual interest expense resulting from a hypothetical 100 basis point increase in short-term interest rates, applied to our variable rate debt and swap instruments (excluding hedges of anticipated debt issuances).
[3] The potential change in interest income resulting from a hypothetical 100 basis point increase in short-term interest rates, applied to our variable rate investment holdings.

The sensitivity of our defined benefit pension and postretirement plan obligations to changes in interest rates is quantified in "Critical Accounting Estimates".

Item 8. *Financial Statements and Supplementary Data*

Table of Contents

<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Shareowners and Board of Directors of
United Parcel Service, Inc.
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Parcel Service, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of U.S. hedge fund, risk parity, private debt, private equity and real estate investments — Refer to Note 5, Company-Sponsored Employee Benefit Plans (Fair Value Measurements), to the financial statements

Critical Audit Matter Description

The Company's U.S. pension and postretirement medical benefit plans (the "U.S. Plans") held hedge fund, risk parity, private debt, private equity and real estate investments valued at $9.6 billion as of December 31, 2022.

The Company determines the reported values of the U.S. Plans' investments in hedge, risk parity, private debt, private equity and real estate funds primarily based on the estimated net asset value ("NAV") of the fund. In order to estimate NAV, the Company evaluates audited and unaudited financial reports from fund managers, and makes adjustments, as appropriate, for investment activity between the date of the financial reports and December 31st. These investments are not actively traded, and their values can only be estimated using these subjective assumptions.

Auditing the estimated NAV of these hedge fund, risk parity, private debt, private equity and real estate investments requires a high degree of auditor judgment and subjectivity to evaluate the completeness, reliability and relevance of the inputs used by management.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the inputs used by management to estimate the NAV of the U.S. Plans' hedge fund, risk parity, private debt, private equity and real estate investments included the following, among others:

- We tested the effectiveness of controls, including those related to the reliability of values reported by fund managers, the relevance of asset class benchmark returns, and the completeness and accuracy of unobservable inputs related to the underlying assets of the funds.

- For certain investments, we confirmed directly with the respective fund manager its preliminary estimate of the fund's NAV as of December 31, 2022.

- For certain investments, we inquired of management to understand year-over-year changes in the fund manager's estimate of NAV and compared the fund's return on investment to other available qualitative and quantitative information relevant to the fund.

- We evaluated the Company's historical ability to accurately estimate NAV for these funds by comparing each fund's recorded valuation as of its prior fiscal year end to the NAV per the audited fund financial statements (which are received in arrears of the Company's reporting timetable).

Revenue — Refer to Note 2, Revenue Recognition, to the financial statements

Critical Audit Matter Description

Approximately 84 percent of the Company's revenues are from its global small package operations that provide time-definite delivery services for express letters, documents, small packages and palletized freight via air and ground services. The Company's global small package revenues are comprised of a significant volume of low-dollar transactions sourced from systems that were primarily developed by the Company. The processing of transactions, including the recording of them, is highly automated and based on contractual terms with the Company's customers.

Auditing global small package revenue required a significant extent of effort and the involvement of professionals with expertise in information technology ("IT") necessary for us to identify, test, and evaluate the Company's systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's systems to process global small package revenue transactions included the following, among others:

- With the assistance of our IT specialists, we:

    – Identified the significant systems used to process global small package revenue transactions and tested the effectiveness of the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

    – Tested the effectiveness of system interface controls and automated controls within the global small package revenue stream, as well as the controls designed to ensure the accuracy and completeness of revenue.

- We tested the effectiveness of controls over the relevant global small package revenue business processes, including those in place to reconcile the various systems to the Company's general ledger.

- We performed analytical procedures to evaluate the Company's recorded revenue and evaluate trends.

- For a sample of customers, we read the Company's contract with the customer and evaluated the Company's pattern of revenue recognition for the customer. In addition, we evaluated the accuracy of the Company's recorded global small package revenue for a sample of customer invoices.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 20, 2023

We have served as the Company's auditor since 1969.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions)

		December 31,		
		2022		**2021**
ASSETS				
Current Assets:				
Cash and cash equivalents	$	5,602	$	10,255
Marketable securities		1,993		338
Accounts receivable		12,729		12,669
Less: Allowance for credit losses		(146)		(128)
Accounts receivable, net		12,583		12,541
Other current assets		2,039		1,800
Total Current Assets		22,217		24,934
Property, Plant and Equipment, Net		34,719		33,475
Operating Lease Right-Of-Use Assets		3,755		3,562
Goodwill		4,223		3,692
Intangible Assets, Net		2,796		2,486
Deferred Income Tax Assets		139		176
Other Non-Current Assets		3,275		1,080
Total Assets	$	71,124	$	69,405
LIABILITIES AND SHAREOWNERS' EQUITY				
Current Liabilities:				
Current maturities of long-term debt, commercial paper and finance leases	$	2,341	$	2,131
Current maturities of operating leases		621		580
Accounts payable		7,512		7,523
Accrued wages and withholdings		4,049		3,819
Self-insurance reserves		1,069		1,048
Accrued group welfare and retirement plan contributions		1,076		1,038
Other current liabilities		1,472		1,430
Total Current Liabilities		18,140		17,569
Long-Term Debt and Finance Leases		17,321		19,784
Non-Current Operating Leases		3,238		3,033
Pension and Postretirement Benefit Obligations		4,807		8,047
Deferred Income Tax Liabilities		4,302		3,125
Other Non-Current Liabilities		3,513		3,578
Shareowners' Equity:				
Class A common stock (134 and 138 shares issued in 2022 and 2021, respectively)		2		2
Class B common stock (725 and 732 shares issued in 2022 and 2021, respectively)		7		7
Additional paid-in capital		—		1,343
Retained earnings		21,326		16,179
Accumulated other comprehensive loss		(1,549)		(3,278)
Deferred compensation obligations		13		16
Less: Treasury stock (0.2 and 0.3 shares in 2022 and 2021, respectively)		(13)		(16)
Total Equity for Controlling Interests		19,786		14,253
Noncontrolling Interests		17		16
Total Shareowners' Equity		19,803		14,269
Total Liabilities and Shareowners' Equity	$	71,124	$	69,405

See notes to audited, consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME

(In millions, except per share amounts)

	Years Ended December 31,		
	2022	2021	2020
Revenue	$ 100,338	$ 97,287	$ 84,628
Operating Expenses:			
Compensation and benefits	47,781	46,707	44,529
Repairs and maintenance	2,515	2,443	2,365
Depreciation and amortization	3,188	2,953	2,698
Purchased transportation	17,653	19,058	15,631
Fuel	6,018	3,847	2,582
Other occupancy	1,818	1,698	1,539
Other expenses	8,271	7,771	7,600
Total Operating Expenses	87,244	84,477	76,944
Operating Profit	13,094	12,810	7,684
Other Income and (Expense):			
Investment income (expense) and other	2,435	4,479	(5,139)
Interest expense	(704)	(694)	(701)
Total Other Income and (Expense)	1,731	3,785	(5,840)
Income Before Income Taxes	14,825	16,595	1,844
Income Tax Expense	3,277	3,705	501
Net Income	$ 11,548	$ 12,890	$ 1,343
Basic Earnings Per Share	$ 13.26	$ 14.75	$ 1.55
Diluted Earnings Per Share	$ 13.20	$ 14.68	$ 1.54

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(In millions)

	Years Ended December 31,		
	2022	2021	2020
Net Income	$ 11,548	$ 12,890	$ 1,343
Change in foreign currency translation adjustment, net of tax	(284)	(181)	97
Change in unrealized gain (loss) on marketable securities, net of tax	(10)	(7)	2
Change in unrealized gain (loss) on cash flow hedges, net of tax	184	206	(335)
Change in unrecognized pension and postretirement benefit costs, net of tax	1,839	3,817	(880)
Comprehensive Income (Loss)	$ 13,277	$ 16,725	$ 227

See notes to audited, consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions)

	Years Ended December 31,		
	2022	**2021**	**2020**
Cash Flows From Operating Activities:			
Net income	$ 11,548	$ 12,890	$ 1,343
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	3,188	2,953	2,698
Pension and postretirement benefit (income) expense	(129)	(2,456)	7,125
Pension and postretirement benefit contributions	(2,342)	(576)	(3,125)
Self-insurance reserves	(20)	178	503
Deferred tax (benefit) expense	531	1,645	(858)
Stock compensation expense	1,568	878	796
Other (gains) losses	123	137	917
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(322)	(2,147)	(1,562)
Other assets	117	312	218
Accounts payable	34	1,265	904
Accrued wages and withholdings	(189)	(245)	1,631
Other liabilities	(9)	151	(110)
Other operating activities	6	22	(21)
Net cash from operating activities	14,104	15,007	10,459
Cash Flows From Investing Activities:			
Capital expenditures	(4,769)	(4,194)	(5,412)
Proceeds from disposal of businesses, property, plant and equipment	12	872	40
Purchases of marketable securities	(1,906)	(312)	(254)
Sales and maturities of marketable securities	255	366	360
Net change in finance receivables	24	34	44
Acquisitions, net of cash acquired	(755)	(602)	(20)
Other investing activities	(333)	18	(41)
Net cash used in investing activities	(7,472)	(3,818)	(5,283)
Cash Flows From Financing Activities:			
Net change in short-term debt	—	—	(2,462)
Proceeds from long-term borrowings	—	—	5,003
Repayments of long-term borrowings	(2,304)	(2,773)	(3,392)
Purchases of common stock	(3,500)	(500)	(224)
Issuances of common stock	262	251	285
Dividends	(5,114)	(3,437)	(3,374)
Other financing activities	(529)	(364)	(353)
Net cash used in financing activities	(11,185)	(6,823)	(4,517)
Effect Of Exchange Rate Changes On Cash, Cash Equivalents and Restricted Cash	(100)	(21)	13
Net Increase (Decrease) In Cash, Cash Equivalents and Restricted Cash	(4,653)	4,345	672
Cash, Cash Equivalents and Restricted Cash:			
Beginning of period	10,255	5,910	5,238
End of period	$ 5,602	$ 10,255	$ 5,910
Cash Paid During The Period For:			
Interest (net of amount capitalized)	$ 721	$ 697	$ 691
Income taxes (net of refunds)	$ 2,574	$ 1,869	$ 1,138

See notes to audited, consolidated financial statements.

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Basis of Financial Statements and Business Activities

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), and include the accounts of United Parcel Service, Inc., and all of its consolidated subsidiaries (collectively "UPS" or the "Company"). All intercompany balances and transactions have been eliminated.

We provide transportation services, primarily domestic and international letter and package delivery. Through our Supply Chain Solutions subsidiaries, we are also a global provider of transportation, logistics and related services.

Use of Estimates

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingencies. Estimates have been prepared on the basis of the most current and best information, and actual results could differ materially from those estimates. In particular, a number of estimates have been and will continue to be affected by the ongoing COVID-19 pandemic. The pandemic and its economic consequences remain uncertain, are changing and are difficult to predict. As a result, our accounting estimates and assumptions may change over time.

Revenue Recognition

United States ("U.S.") Domestic Package and International Package Operations: Revenue is recognized over time as we perform the services in the contract.

Forwarding: Freight forwarding revenue, including truckload brokerage revenue, and expenses related to the transportation of freight are recognized over time as we perform the services. Customs brokerage revenue is recognized upon completing documents necessary for customs entry purposes.

Logistics: In our Logistics business we have a right to consideration from customers in an amount that corresponds directly with the value to the customers of our performance completed to date, and as such we recognize revenue in the amount to which we have a right to invoice the customer.

UPS Freight: Prior to the divestiture in 2021, revenue was recognized over time as we performed the services in the contract.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with maturities of three months or less and insignificant credit risk, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments. As of December 31, 2022 and 2021, we did not have any restricted cash balances.

Marketable Securities and Non-Current Investments

Debt securities are classified as either trading or available-for-sale securities and are carried at fair value. Unrealized gains and losses on trading securities are reported as *Investment income (expense) and other* on the statements of consolidated income. Unrealized gains and losses on available-for-sale securities are reported as other comprehensive income, a separate component of shareowners' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in *Investment income (expense) and other*, together with interest and dividends. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in *Investment income (expense) and other*.

We periodically review our available-for-sale investments for indications of other-than-temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions and the financial condition and specific prospects for the issuer. Impairment of available-for-sale securities results in a charge to income when a market decline below cost is other-than-temporary. We have both the intent and ability to hold these securities for the time necessary to recover the cost basis. If a decline in fair value is determined to be the result of a credit loss, then the decrease is recognized in income through an allowance for credit losses.

Investments in equity securities through which we exercise significant influence but do not have control over the investee are accounted for under the equity method. We record the investment at cost and subsequently increase or decrease the carrying amount of the investment by our proportionate share of the net earnings or losses and other comprehensive income of the investee. Gains and losses from equity method investments are reported in *Investment income (expense) and other* on the statements of consolidated income. We record dividends or other equity distributions as reductions of the carrying value of the investment. Equity method investments are included within *Other Non-Current Assets* on our consolidated balance sheets.

Inventories

Fuel and other materials and supplies inventories are recognized as inventory when purchased, and then charged to expense when used in our operations. Jet fuel, diesel and unleaded gasoline inventories are valued at the lower of average cost or net realizable value. Total inventories were $889 and $717 million as of December 31, 2022 and 2021, respectively, and are included in *Other current assets* in the consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. We evaluate the useful lives of our property, plant and equipment based on our usage, maintenance and replacement policies, and taking into account physical and economic factors that may affect the useful lives of the assets.

Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the assets, which are as follows:

- Aircraft: 7 to 40 years, based on aircraft type and original aircraft manufacture date

- Buildings: 10 to 40 years

- Leasehold Improvements: lesser of asset useful life or lease term

- Plant Equipment: 3 to 20 years

- Technology Equipment: 3 to 10 years

- Vehicles: 5 to 15 years

Routine maintenance and repairs are generally charged to expense as incurred. For substantially all of our aircraft, the costs of major airframe and engine overhauls, as well as routine maintenance and repairs, are charged to expense as incurred.

Interest incurred during the construction of property, plant and equipment is capitalized until the underlying assets are placed in service, at which time amortization of the capitalized interest begins, straight-line, over the estimated useful lives of the related assets. Capitalized interest was $60 and $58 million for the years ended December 31, 2022 and 2021, respectively.

We monitor our property, plant and equipment for any indicators that the carrying value of the assets may not be recoverable, at which time we review long-lived assets for impairment based on undiscounted future cash flows. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals, as appropriate. We test long-lived assets for impairment at the asset group level, which is the lowest level at which independent cash flows can be identified. Refer to note 4 for a discussion of impairments of property, plant and equipment.

Leases

We recognize a right-of-use ("ROU") asset and lease obligation for all leases greater than twelve months, including reasonably certain renewal or purchase options. Some of our leases contain both lease and non-lease components, which we have elected to treat as a single lease component. Lease costs for short-term leases are recognized on a straight-line basis over the lease term.

Certain of our leases contain future payments that are dependent on an index or rate, such as the consumer price index. We initially measure the lease obligation and ROU asset using the index or rate at the commencement date. In subsequent periods, lease payments dependent on an index or rate are not remeasured. Rather, changes to payments due to a change in an index or rate are recognized in our statements of consolidated income in the period of the change.

When available, we use the rate implicit in the lease to discount lease payments; however, the rate implicit in the lease is not readily determinable for substantially all of our leases. For these leases, we use an estimate of our incremental borrowing rate to discount lease payments based on information available at lease commencement. The incremental borrowing rate is derived using multiple inputs including our credit rating, the impact of full collateralization, lease term and denominated currency.

Goodwill and Intangible Assets

Costs of purchased businesses in excess of net identifiable assets acquired (goodwill) and indefinite-lived intangible assets are tested for impairment at least annually, unless changes in circumstances indicate an impairment may have occurred sooner. We are required to test goodwill on a reporting unit basis and we complete our annual goodwill impairment evaluation as of July 1st.

In assessing goodwill for impairment, we initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We consider several factors, including macroeconomic conditions, industry and market conditions, overall financial performance of the reporting unit, changes in management, strategy or customers and relevant reporting unit-specific events such as a change in the carrying amount of net assets, a more likely than not expectation of selling or disposing of all, or a portion of, a reporting unit, and the testing for recoverability of a significant asset group within a reporting unit. If this qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying value, then no further testing is performed for that reporting unit.

If the qualitative assessment is not conclusive, we quantitatively assess the fair value of a reporting unit to test goodwill for impairment. We assess the fair value of a reporting unit using a combination of discounted cash flow modeling and observable valuation multiples for comparable companies. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we record the excess amount as goodwill impairment, not to exceed the total amount of goodwill allocated to the reporting unit.

When performing impairment tests of indefinite-lived intangible assets, the estimated fair value is compared to the carrying value of the asset. If the carrying value of the asset exceeds its estimated fair value, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

Finite-lived intangible assets, including trademarks, licenses, patents, customer lists, non-compete agreements and franchise rights are amortized on a straight-line basis over their estimated useful lives, which range from 2 to 21 years. Capitalized software is generally amortized over 7 years.

Assets Held for Sale

We classify long-lived assets or disposal groups as held for sale in the period when all of the following conditions have been met:

- we have approved and committed to a plan to sell the assets or disposal group;

- the asset or disposal group is available for immediate sale in its present condition;

- an active program to locate a buyer and other actions required to complete the sale have been initiated;

- the sale of the asset or disposal group is probable and expected to be completed within one year;

- the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

- it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell and recognize any loss in the period in which the held for sale criteria are met. Gains are not recognized until the date of sale. We cease depreciation and amortization of a long-lived asset, or assets within a disposal group, upon their designation as held for sale and subsequently assess fair value less any costs to sell at each reporting period until the asset or disposal group is no longer classified as held for sale.

Self-Insurance Accruals

We self-insure costs associated with workers' compensation claims, automobile liability, health and welfare and general business liabilities, up to certain limits. Self-insurance reserves are established for estimates of the losses we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. The expected ultimate cost for claims incurred is estimated based upon historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in the determination of our reserves.

In November 2022, we transferred a portion of our workers' compensation liability related to policy years 2007 through 2016 to a third-party insurer. We paid $341 million to transfer a portfolio of claims for which we carried reserves of $332 million, recognizing a pre-tax loss of $9 million that was recorded in *Other expenses* in the statement of consolidated income for the year ended December 31, 2022.

We also sponsor a number of health and welfare insurance plans for our employees. Liabilities and expenses related to these plans are based on estimates of the number of employees and eligible dependents covered under the plans, global health events, anticipated medical usage by participants and overall trends in medical costs and inflation.

Pension and Postretirement Benefits

We incur certain employment-related expenses associated with company-sponsored defined benefit pension and postretirement medical benefits. These expenses are calculated using various actuarial assumptions and methodologies, including discount rates, expected returns on plan assets, healthcare cost trend rates, inflation, compensation increase rates, mortality rates and coordination of benefits with plans not sponsored by UPS. Actuarial assumptions are reviewed on an annual basis, unless circumstances require an interim measurement of any of our plans.

We recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of a corridor (defined as 10% of the greater of the fair value of plan assets or the plan's projected benefit obligation) in *Investment income (expense) and other* upon remeasurement of a plan. The remaining components of pension expense, primarily service and interest costs and the expected return on plan assets, are recorded ratably on a quarterly basis.

We recognize expense for required contributions to defined contribution plans quarterly, and we recognize a liability for any contributions due and unpaid within *Accrued group welfare and retirement plan contributions*.

We participate in a number of trustee-managed multiemployer pension and health and welfare plans for employees covered under collective bargaining agreements. Our contributions to these plans are determined in accordance with the respective collective bargaining agreements. We recognize expense for the contractually required contribution for each period, and we recognize a liability for any contributions due and unpaid within *Accrued group welfare and retirement plan contributions*.

Income Taxes

Income taxes are accounted for on an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized. Our current accounting policy for releasing income tax effects from other comprehensive income is based on a portfolio approach.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires us to estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

Foreign Currency Translation and Remeasurement

We translate the results of operations of our foreign subsidiaries using average exchange rates for each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Balance sheet currency translation adjustments are recorded in other comprehensive income. Pre-tax foreign currency transaction gains (losses) from remeasurement, net of hedging, included in *Investment income (expense) and other* were $72, $(36) and $9 million in 2022, 2021 and 2020, respectively.

Stock-Based Compensation

Share-based awards to employees are measured based on their fair values and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period), less estimated forfeitures. We have issued employee share-based awards under various incentive compensation plans that contain vesting conditions, including service conditions, where the awards cliff vest after one or three years or vest ratably over periods up to five years (the "nominal vesting period") or at the date the employee retires (as defined by the plan), if earlier. Compensation cost is generally recognized immediately for awards granted to retirement-eligible employees, or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period. We estimate forfeiture rates based on historical rates of forfeitures for awards with similar characteristics, historical and projected rates of employee turnover and the nature and terms of the vesting conditions of the awards. We reevaluate our forfeiture rates on an annual basis.

Fair Value Measurements

Our financial assets and liabilities measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions, and include situations where there is little or no market activity for the asset or liability.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets. These assets are subject to fair value adjustments in certain circumstances, such as when there is an impairment.

For business acquisitions, we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and identified intangible assets based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Following the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Derivative Instruments

We recognize all derivative instruments as assets or liabilities in the consolidated balance sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the derivative as a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation based upon the exposure being hedged.

- A cash flow hedge refers to hedging the exposure to variability in expected future cash flows that is attributable to a particular risk. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of other comprehensive income, and reclassified into earnings in the period during which the hedged transaction affects earnings.

- A fair value hedge refers to hedging the exposure to changes in the fair value of an existing asset or liability that is attributable to a particular risk. For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument is recognized in earnings during the current period, together with the gain or loss on the hedged item.

- A net investment hedge refers to the use of cross currency swaps, forward contracts or foreign-currency-denominated debt to hedge portions of net investments in foreign operations. For instruments that meet the hedge accounting requirements, the net gains or losses attributable to changes in spot exchange rates are recorded in the foreign currency translation adjustment within other comprehensive income, and are recorded in the income statement when the hedged item affects earnings.

Adoption of New Accounting Standards

In December 2019, the Financial Accounting Standards Board issued an Accounting Standards Update ("ASU") to simplify the accounting for income taxes. The update removes certain exceptions to the general income tax principles. Effective October 1, 2020, we early adopted this ASU. It did not have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), and in December 2022 subsequently issued ASU 2022-06, to temporarily ease the potential burden in accounting for reference rate reform. The standard provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. The guidance was effective upon issuance and at present can generally be applied through December 31, 2024. We are evaluating the potential impacts of reference rate reform on our various contractual positions to determine whether we may apply any of the practical expedients set forth in this standard; however, we do not expect reference rate reform to have a material impact on our consolidated financial position, results of operations, cash flows, or internal controls.

Other accounting pronouncements adopted during the periods covered by the consolidated financial statements did not have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

Accounting Standards Issued But Not Yet Effective

In September 2022, the FASB issued an ASU to enhance the disclosure of supplier finance programs. The update will be effective for us in the first quarter of 2023. We are evaluating the impact of its adoption on our consolidated financial statements and internal control over financial reporting environment but do not expect this ASU to have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

Other accounting pronouncements issued, but not effective until after December 31, 2022, are not expected to have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

NOTE 2. REVENUE RECOGNITION

Revenue Recognition

Substantially all of our revenues are from contracts associated with the pickup, transportation and delivery of packages and freight ("transportation services"). These services may be carried out by or arranged by us and generally occur over a short period of time. Additionally, we provide value-added logistics services to customers through our global network of company-owned and leased distribution centers and field stocking locations.

Disaggregation of Revenue

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenue:						
Next Day Air	$	10,699	$	10,009	$	8,522
Deferred		5,968		5,846		5,665
Ground		47,542		44,462		39,312
U.S. Domestic Package	$	64,209	$	60,317	$	53,499
Domestic	$	3,346	$	3,690	$	3,160
Export		15,341		15,012		12,159
Cargo & Other		1,011		839		626
International Package	$	19,698	$	19,541	$	15,945
Forwarding	$	8,943	$	9,872	$	6,975
Logistics		5,351		4,767		4,073
Freight		—		1,064		3,149
Other		2,137		1,726		987
Supply Chain Solutions	$	16,431	$	17,429	$	15,184
Consolidated revenue	$	100,338	$	97,287	$	84,628

We account for a contract when both parties have approved the contract and are committed to perform their obligations, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition. The vast majority of our contracts with customers are for transportation services that include only one performance obligation; the transportation services themselves. If a contract contains more than one performance obligation, we allocate the total transaction price to each performance obligation based on the estimated relative standalone selling prices of the services underlying each performance obligation.

In certain business units, such as Logistics, we sell customized, customer-specific solutions in which we integrate a complex set of tasks and components into a single capability that is accounted for as one performance obligation.

Satisfaction of Performance Obligations

We generally recognize revenue over time as we perform services in the contract because our customers receive the benefit of our services as goods are transported from one location to another. Further, if we were unable to complete delivery to the final location, those services would not need to be re-performed.

We recognize revenue based on the extent of progress towards completion of our services. We use the cost-to-cost measure of progress for our package delivery contracts because it best depicts the benefit received by the customer, which occurs as we incur costs on our contracts. Under this measure, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the service. Revenues, including ancillary or accessorial fees and reductions for estimated customer incentives, are recorded proportionally as costs are incurred. Costs to fulfill include labor and other direct costs and an allocation of indirect costs.

For our freight forwarding contracts, an output method of progress based on time-in-transit is utilized as the timing of costs incurred does not best depict the benefit to the customer. In our Logistics business we have a right to consideration from customers in an amount that corresponds directly with the value to the customers of our performance completed to date; therefore we recognize revenue in the amount to which we have a right to invoice the customer.

Variable Consideration

Our contracts commonly contain customer incentives, guaranteed service refunds or other provisions that can either increase or decrease the rates paid for services. These variable amounts are generally dependent upon achievement of certain incentive tiers or performance metrics. We record revenue, which may be reduced by incentives or other contract provisions, to the extent it is probable that a significant reversal of cumulative amounts recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of revenue are based on an assessment of anticipated customer spending and all information (historical, current and forecasted) that is reasonably available to us.

Contract Modifications

Contracts are often modified to account for changes in the rates we charge our customers or to add additional, distinct services. We consider contract modifications to exist when the modification either creates new, or changes the existing, enforceable rights and obligations. Contract modifications that add distinct goods or services are treated as separate contracts. Contract modifications that do not add distinct goods or services typically change the price of existing services. These contract modifications are accounted for prospectively as the remaining performance obligations are distinct.

Payment Terms

Under the typical payment terms of our customer contracts, customers pay at periodic intervals, which are generally seven days within our U.S. Domestic Package business, for shipments included on invoices received. Invoices are generated each week on the week-ending day, which is Saturday for the majority of our U.S. Domestic Package business, but could be another day depending on the business unit or the specific agreement with the customer. It is not customary business practice to extend payment terms past 90 days, and as such, we do not have a practice of including a significant financing component within our contracts with customers.

Principal vs. Agent Considerations

In our transportation businesses, we may utilize independent contractors and third-party carriers to perform transportation services. We have determined that all our major businesses act as principal rather than agent within their revenue arrangements. Consequently, revenue and the associated purchased transportation costs are reported on a gross basis within our statements of consolidated income.

Accounts Receivable, Net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. Losses on accounts receivable are recognized when reasonable and supportable forecasts affect the expected collectability. This requires us to make our best estimate of the current expected losses inherent in our accounts receivable at each balance sheet date. These estimates require consideration of historical loss experience, adjusted for current conditions, forward-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. Our risk management process includes standards and policies for reviewing major account exposures and concentrations of risk.

We increased our allowance for expected credit losses by $18 million during 2022 based upon current forecasts that reflect changes in the economic outlook. Our allowance for credit losses as of December 31, 2022 and 2021 was $146 and $128 million, respectively. Amounts for credit losses charged to expense before recoveries during the twelve months ended December 31, 2022 and 2021 were $214 and $175 million, respectively.

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as we have an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Amounts do not exceed their net realizable value. Contract assets are generally classified as current and the full balance is converted each quarter based on the short-term nature of the transactions.

Contract liabilities consist of advance payments and billings in excess of revenue as well as deferred revenue. Advance payments and billings in excess of revenue represent payments received from our customers that will be earned over the contract term. Deferred revenue represents the amount due from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress. We classify advance payments and billings in excess of revenue as either current or long-term, depending on the period over which the amount will be earned. We classify deferred revenue as current based on the short-term nature of the transactions. Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. In order to determine revenue recognized in the period from contract liabilities, we first allocate revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that deferred revenue balance.

Contract assets and liabilities as of December 31, 2022 and 2021 were as follows (in millions):

	Balance Sheet Location	2022	2021
Contract Assets:			
Revenue related to in-transit packages	Other current assets	$ 308	$ 304
Contract Liabilities:			
Short-term advance payments from customers	Other current liabilities	$ 11	$ 27
Long-term advance payments from customers	Other non-current liabilities	$ 26	$ 25

NOTE 3. MARKETABLE SECURITIES AND NON-CURRENT INVESTMENTS

The following is a summary of marketable securities classified as trading and available-for-sale as of December 31, 2022 and 2021 (in millions):

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
2022				
Current trading marketable securities:				
Corporate debt securities	$ —	$ —	$ —	$ —
Equity securities	2	—	—	2
Total trading marketable securities	2	—	—	2
Current available-for-sale marketable securities:				
U.S. government and agency debt securities	355	—	(8)	347
Mortgage and asset-backed debt securities	9	—	—	9
Corporate debt securities	1,472	—	(6)	1,466
U.S. state and local municipal debt securities	4	—	—	4
Non-U.S. government debt securities	165	—	—	165
Total available-for-sale marketable securities	2,005	—	(14)	1,991
Total current marketable securities	$ 2,007	$ —	$ (14)	$ 1,993

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
2021				
Current trading marketable securities:				
Corporate debt securities	$ —	$ —	$ —	$ —
Equity securities	2	—	—	2
Total trading marketable securities	2	—	—	2
Current available-for-sale marketable securities:				
U.S. government and agency debt securities	199	2	(1)	200
Mortgage and asset-backed debt securities	7	—	—	7
Corporate debt securities	121	—	—	121
U.S. state and local municipal debt securities	5	—	—	5
Non-U.S. government debt securities	3	—	—	3
Total available-for-sale marketable securities	335	2	(1)	336
Total current marketable securities	$ 337	$ 2	$ (1)	$ 338

Total current marketable securities that were pledged as collateral for our self-insurance requirements had an estimated fair value of $333 and $336 million as of December 31, 2022 and 2021, respectively.

The gross realized gains on sales of available-for-sale marketable securities totaled $0, $7 and $5 million in 2022, 2021 and 2020, respectively. The gross realized losses on sales of available-for-sale marketable securities totaled $3, $2 and $0 million in 2022, 2021 and 2020, respectively.

There were no material impairment losses recognized on marketable securities during 2022, 2021 or 2020.

Unrealized Losses

The following table presents the age of gross unrealized losses and fair value by investment category for all securities in a loss position as of December 31, 2022 (in millions):

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency debt securities	$ 209	$ (4)	$ 68	$ (4)	$ 277	$ (8)
Mortgage and asset-backed debt securities	7	—	—	—	7	—
Corporate debt securities	592	(3)	51	(3)	643	(6)
U.S. state and local municipal debt securities	—	—	4	—	4	—
Total marketable securities	$ 808	$ (7)	$ 123	$ (7)	$ 931	$ (14)

Maturity Information

The amortized cost and estimated fair value of marketable securities as of December 31, 2022 by contractual maturity are shown below (in millions). Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations with or without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$ 1,187	$ 1,187
Due after one year through three years	791	777
Due after three years through five years	27	27
Due after five years	—	—
	2,005	1,991
Equity securities	2	2
	$ 2,007	$ 1,993

Non-current investments

We hold non-current investments that are reported within *Other Non-Current Assets* on our consolidated balance sheets. Cash paid for these investments is included in *Other investing activities* in our statements of consolidated cash flows.

- *Equity method investments:* During the fourth quarter of 2022 we invested $252 million in the parent company of CommerceHub, Inc., a software provider connecting retailers and brands with marketplaces, drop ship solutions and delivery providers. We determined there is no amortizable basis difference between the purchase price for our investment and the underlying books and records of the investee. As of December 31, 2022 and 2021, equity securities accounted for under the equity method had a carrying value of $256 and $28 million, respectively.

- *Other equity securities:* Certain equity securities that do not have readily determinable fair values are reported in accordance with the measurement alternative in Accounting Standards Codification Topic 321 *Investments – Equity Securities.* As of December 31, 2022 and 2021, we had equity securities of $31 and $26 million, respectively, accounted for under the measurement alternative.

- *Other investments:* We hold an investment in a variable life insurance policy to fund benefits for the UPS Excess Coordinating Benefit Plan. The investment had a fair market value of $18 and $23 million as of December 31, 2022 and 2021, respectively.

Fair Value Measurements

Marketable securities valued utilizing Level 1 inputs include active exchange-traded equity securities and equity index funds, and most U.S. government debt securities, as these securities all have quoted prices in active markets. Marketable securities valued utilizing Level 2 inputs include asset-backed securities, corporate bonds and municipal bonds. These securities are valued using market corroborated pricing, matrix pricing or other models that utilize observable inputs such as yield curves.

The following table presents information about our investments measured at fair value on a recurring basis as of December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
2022				
Marketable Securities:				
U.S. government and agency debt securities	$ 279	$ 68	$ —	$ 347
Mortgage and asset-backed debt securities	—	9	—	9
Corporate debt securities	—	1,466	—	1,466
U.S. state and local municipal debt securities	—	4	—	4
Equity securities	—	2	—	2
Non-U.S. government debt securities	—	165	—	165
Total marketable securities	279	1,714	—	1,993
Other non-current investments[(1)]	—	18	—	18
Total	$ 279	$ 1,732	$ —	$ 2,011

[(1)] Represents a variable life insurance policy funding benefits for the UPS Excess Coordinating Benefit Plan.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
2021				
Marketable Securities:				
U.S. government and agency debt securities	$ 200	$ —	$ —	$ 200
Mortgage and asset-backed debt securities	—	7	—	7
Corporate debt securities	—	121	—	121
U.S. state and local municipal debt securities	—	5	—	5
Equity securities	—	2	—	2
Non-U.S. government debt securities	—	3	—	3
Total marketable securities	200	138	—	338
Other non-current investments[(1)]	—	23	—	23
Total	$ 200	$ 161	$ —	$ 361

[(1)] Represents a variable life insurance policy funding benefits for the UPS Excess Coordinating Benefit Plan.

There were no transfers of investments into or out of Level 3 during 2022 or 2021.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including owned assets and assets subject to finance leases, consisted of the following as of December 31, 2022 and 2021 (in millions):

	2022	**2021**
Vehicles	$ 10,628	$ 10,018
Aircraft	22,598	21,973
Land	2,140	2,140
Buildings	6,032	5,802
Building and leasehold improvements	5,067	5,010
Plant equipment	16,145	15,650
Technology equipment	2,411	2,798
Construction-in-progress	2,409	1,418
	67,430	64,809
Less: Accumulated depreciation and amortization	(32,711)	(31,334)
Property, Plant and Equipment, Net	$ 34,719	$ 33,475

Property, plant and equipment purchased on account was $176 and $248 million as of December 31, 2022 and 2021, respectively.

There were no material impairment charges during the year ended December 31, 2022. We recognized impairment charges of $71 million during the year ended December 31, 2021, due to the reevaluation of certain facility projects.

During 2022, we reduced the estimated residual value of our MD-11 aircraft to zero, incurring a one-time charge on our fully-depreciated aircraft during the fourth quarter. This resulted in an increase in depreciation expense of $76 million, and a decrease in net income of $58 million, or $0.07 per share on a basic and diluted basis. The change in estimate for the remainder of our MD-11 fleet will be accounted for prospectively.

NOTE 5. COMPANY-SPONSORED EMPLOYEE BENEFIT PLANS

We sponsor various retirement and pension plans, including defined benefit and defined contribution plans which cover our employees worldwide.

U.S. Pension Benefits

In the U.S. we maintain the following single-employer defined benefit pension plans:

- The UPS Retirement Plan is noncontributory and includes substantially all eligible employees of participating domestic subsidiaries hired prior to July 1, 2016 who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. This plan generally provides for retirement benefits based on average compensation earned by employees prior to retirement. Benefits payable under this plan are subject to maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed by the Internal Revenue Service ("IRS").

- The UPS Pension Plan is noncontributory and includes certain eligible employees of participating domestic subsidiaries and members of collective bargaining units that elect to participate in the plan. This plan generally provides for retirement benefits based on service credits earned by employees prior to retirement.

- The UPS/IBT Full-Time Employee Pension Plan is noncontributory and includes employees that were previously members of the Central States Pension Fund ("CSPF"), a multiemployer pension plan, in addition to other eligible employees who are covered under certain collective bargaining agreements. This plan generally provides for retirement benefits based on service credits earned by employees prior to retirement.

- The UPS Excess Coordinating Benefit Plan is a non-qualified plan that provides benefits to certain participants in the UPS Retirement Plan, hired prior to July 1, 2016, for amounts that exceed the benefit limits described above.

The UPS Retirement Plan and the UPS Excess Coordinating Benefit Plan ceased accruals of additional benefits for future service and compensation for non-union participants effective January 1, 2023.

The divestiture of UPS Freight in 2021 triggered an interim remeasurement of the plan assets and benefit obligations of the UPS Pension Plan, UPS Retirement Plan and UPS Retired Employee Health Care Plan as of April 30, 2021. The interim remeasurement resulted in an actuarial gain of $2.1 billion, reflecting updated actuarial assumptions, and was recorded in other comprehensive income within the equity section of the consolidated balance sheet. An actuarial gain of $69 million ($52 million after tax) for a prior service credit related to the divested group and a $66 million loss ($50 million after tax) for certain plan amendments to the UPS Pension Plan were immediately recognized within *Other expenses* in the statement of consolidated income for the year ended December 31, 2021.

During 2021, we remeasured the UPS/IBT Full-Time Employee Pension Plan following the enactment into law of the American Rescue Plan Act, which is discussed below. The interim remeasurement resulted in a pre-tax mark-to-market gain of $3.3 billion ($2.5 billion after tax) during the year. The gain was included within *Investment income (expense) and other* in the statement of consolidated income for the year ended December 31, 2021.

International Pension Benefits

We also sponsor various defined benefit plans covering certain of our international employees. The majority of our international obligations are for defined benefit plans in Canada and the United Kingdom. In addition, many of our international employees are covered by government-sponsored retirement and pension plans. We are not directly responsible for providing benefits to participants of government-sponsored plans.

During 2022, we amended certain Canadian defined benefit pension plans to cease future benefit accruals effective December 31, 2023. We remeasured plan assets and benefit obligations for the plans, which resulted in curtailment gains of $34 million ($24 million after tax). These gains are included in *Investment income (expense) and other* in the statement of consolidated income.

U.S. Postretirement Medical Benefits

We also sponsor postretirement medical plans in the U.S. that provide healthcare benefits to our non-union retirees, as well as select union retirees who meet certain eligibility requirements and who are not otherwise covered by multiemployer plans. Generally, this includes employees with at least 10 years of service who have reached age 55 and employees who are eligible for postretirement medical benefits from a company-sponsored plan pursuant to collective bargaining agreements. We have the right to modify or terminate certain of these plans. These benefits have been provided to certain retirees on a noncontributory basis; however, in many cases, retirees are required to contribute all or a portion of the total cost of the coverage.

Defined Contribution Plans

We sponsor a defined contribution plan for employees not covered under collective bargaining agreements, and several smaller defined contribution plans for certain employees covered under collective bargaining agreements. We match, in shares of UPS common stock or cash, a portion of the participating employees' contributions. Matching contributions charged to expense were $153, $153 and $139 million for 2022, 2021 and 2020, respectively.

In addition to current benefits under the UPS 401(k) Savings Plan, non-union employees hired after July 1, 2016, receive a retirement contribution. UPS contributes 3% to 8% of eligible pay to the UPS 401(k) Savings Plan based on years of vesting service and business unit. Contributions under this plan are subject to maximum compensation and contribution limits for a tax-qualified defined contribution plan as prescribed by the IRS. The UPS Restoration Savings Plan is a non-qualified plan that provides benefits to certain participants in the UPS 401(k) Savings Plan for amounts that exceed these benefit limits. Contributions charged to expense were $83, $107 and $84 million for 2022, 2021 and 2020 respectively.

On June 23, 2017, the Company amended the UPS 401(k) Savings Plan so that non-union employees who participated in the UPS Retirement Plan will, in addition to current benefits under the UPS 401(k) Savings Plan, earn a retirement contribution beginning January 1, 2023. UPS will contribute 5% to 8% of eligible compensation to the UPS 401(k) Savings Plan based on years of vesting service. The amendment also provides for transition contributions for certain participants. There was no impact to the statements of consolidated income for 2022, 2021 and 2020 as a result of this change.

Contributions are also made to defined contribution money purchase plans under certain collective bargaining agreements. Amounts charged to expense were $119, $112 and $107 million for 2022, 2021 and 2020, respectively.

Net Periodic Benefit Cost

Information about net periodic benefit cost for the company-sponsored pension and postretirement defined benefit plans is as follows (in millions):

	U.S. Pension Benefits			U.S. Postretirement Medical Benefits			International Pension Benefits		
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Net Periodic Benefit Cost:									
Service cost	$ 2,024	$ 1,897	$ 1,853	$ 30	$ 28	$ 29	$ 68	$ 76	$ 67
Interest cost	1,950	1,948	1,977	83	81	91	45	38	40
Expected return on plan assets	(3,280)	(3,327)	(3,549)	(4)	(5)	(8)	(78)	(68)	(86)
Amortization of prior service cost	93	139	218	—	7	7	1	2	2
Actuarial (gain) loss	(875)	(3,284)	6,211	—	24	246	(152)	(12)	27
Curtailment and settlement (gain) loss	—	—	—	—	—	—	(34)	—	—
Net periodic benefit cost	$ (88)	$ (2,627)	$ 6,710	$ 109	$ 135	$ 365	$ (150)	$ 36	$ 50

Actuarial Assumptions

The table below provides the weighted-average actuarial assumptions used to determine the net periodic benefit cost:

	U.S. Pension Benefits			U.S. Postretirement Medical Benefits			International Pension Benefits		
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Service cost discount rate	3.13 %	2.90 %	3.60 %	3.28 %	2.88 %	3.59 %	2.78 %	2.38 %	3.01 %
Interest cost discount rate	3.13 %	2.90 %	3.60 %	3.28 %	2.88 %	3.59 %	2.74 %	2.22 %	2.67 %
Rate of compensation increase	4.29 %	4.50 %	4.22 %	N/A	N/A	N/A	3.17 %	2.93 %	3.00 %
Expected return on plan assets	5.90 %	6.50 %	7.77 %	4.77 %	3.65 %	7.20 %	3.87 %	3.68 %	5.55 %
Cash balance interest credit rate	2.50 %	2.50 %	2.50 %	N/A	N/A	N/A	2.94 %	2.74 %	2.59 %

The table below provides the weighted-average actuarial assumptions used to determine the benefit obligations of our plans:

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2022	2021	2022	2021	2022	2021
Discount rate	5.79 %	3.13 %	6.06 %	3.28 %	4.63 %	2.33 %
Rate of compensation increase	3.25 %	4.29 %	N/A	N/A	3.20 %	3.17 %
Cash balance interest credit rate	4.21 %	2.50 %	N/A	N/A	3.69 %	2.94 %

A discount rate is used to determine the present value of our future benefit obligations. To determine the discount rate for our U.S. pension and postretirement benefit plans, we use a bond matching approach to select specific bonds that would satisfy our projected benefit payments. We believe the bond matching approach reflects the process we would employ to settle our pension and postretirement benefit obligations. For our international plans, the discount rate is determined by matching the expected cash flows of the plan, where available, or of a sample plan of similar duration, to a yield curve based on long-term, high quality fixed income debt instruments available as of the measurement date. These assumptions are updated each measurement date, which is typically annually.

As of December 31, 2022, the impact of each basis point change in the discount rate on the projected benefit obligation of our pension and postretirement medical benefit plans is as follows (in millions):

	Increase (Decrease) in the Projected Benefit Obligation	
	Pension Benefits	Postretirement Medical Benefits
One basis point increase in discount rate	$ (55)	$ (1)
One basis point decrease in discount rate	$ 59	$ 2

The Society of Actuaries ("SOA") published mortality tables and improvement scales are used in developing the best estimate of mortality for our U.S. plans. In October 2022, the SOA elected to not release a new mortality improvement scale. Based on our perspective of future longevity, we elected to maintain the MP 2021 mortality scale assumption for purposes of measuring pension and other postretirement benefit obligations.

Assumptions for the expected return on plan assets are used to determine a component of net periodic benefit cost for the year. The assumption for our U.S. plans is developed using a long-term projection of returns for each asset class. Our asset allocation targets are reviewed annually and, if necessary, updated taking into consideration plan changes, funded status and actual performance. The expected return for each asset class is a function of passive, long-term capital market assumptions and excess returns generated from active management. The capital market assumptions used are provided by independent investment advisors, while excess return assumptions are supported by historical performance, fund mandates and investment expectations. As a result of our long-term U.S. capital market assumptions and investment objectives for pension assets, the weighted-average long-term expected rate of return on assets decreased from 6.50% during 2021 to 5.90% in 2022.

For plans outside the U.S., consideration is given to local market expectations of long-term returns. Strategic asset allocations are determined by plan, based on the nature of liabilities and considering the demographic composition of the plan participants.

Actuarial Assumptions - Central States Pension Fund

UPS was a contributing employer to the CSPF until 2007, at which time UPS withdrew from the CSPF. Under a collective bargaining agreement with the International Brotherhood of Teamsters ("IBT"), UPS agreed to provide coordinating benefits in the UPS/IBT Full-Time Employee Pension Plan ("UPS/IBT Plan") for UPS participants whose last employer was UPS and who had not retired as of January 1, 2008 ("the UPS Transfer Group") in the event that benefits are reduced by the CSPF consistent with the terms of our withdrawal agreement with the CSPF. Under this agreement, benefits to the UPS Transfer Group cannot be reduced without our consent and can only be reduced in accordance with law.

Subsequent to our withdrawal, the CSPF incurred extensive asset losses and indicated that it was projected to become insolvent. In such event, the CSPF benefits would be reduced to the legally permitted Pension Benefit Guaranty Corporation ("PBGC") limits, triggering the coordinating benefits provision in the collective bargaining agreement.

In March 2021, the American Rescue Plan Act ("ARPA") was enacted into law. The ARPA contains provisions that allow for qualifying multiemployer pension plans to apply for special financial assistance ("SFA") from the PBGC, which will be funded by the U.S. government. Following SFA approval, a qualifying multiemployer pension plan will receive a lump sum payment to enable it to continue paying unreduced pension benefits through 2051. The multiemployer plan is not obligated to repay the SFA. The ARPA is intended to prevent both the PBGC and certain financially distressed multiemployer pension plans, including the CSPF, from becoming insolvent through 2051. The CSPF submitted an application for SFA that was approved in December 2022. In January 2023, $35.8 billion was paid to the CSPF by the PBGC.

The passage of the ARPA triggered a remeasurement of the UPS/IBT Plan under ASC 715. Accordingly, we remeasured the plan assets and pension benefit obligation as of March 31, 2021, which resulted in an actuarial gain of $6.4 billion, reflecting a reduction of the liability for coordinating benefits of $5.1 billion and a gain from other updated actuarial assumptions of $1.3 billion.

We account for the potential obligation to pay coordinating benefits under ASC 715, which requires us to provide a best estimate of various actuarial assumptions in measuring our pension benefit obligation at the December 31st measurement date. As of December 31, 2022, our best estimate of coordinating benefits that may be required to be paid by the UPS/IBT Plan after SFA funds have been exhausted was immaterial.

The value of our estimate for future coordinating benefits will continue to be influenced by a number of factors, including interpretations of the ARPA, future legislative actions, actuarial assumptions and the ability of the CSPF to sustain its long-term commitments. Actual events may result in a change in our best estimate of the projected benefit obligation. We will continue to assess the impact of these uncertainties in accordance with ASC 715.

Other Actuarial Assumptions

Healthcare cost trends are used to project future postretirement medical benefits payable from our plans. For purposes of measuring our U.S. plan obligations as of December 31, 2022, a 7.50% annual rate of increase in postretirement medical benefit costs was assumed; the rate was assumed to decrease gradually to 4.5% by 2035 and to remain at that level thereafter.

Funded Status

The following table discloses the funded status of our plans and the amounts recognized in our consolidated balance sheets as of December 31 (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2022	2021	2022	2021	2022	2021
Funded Status:						
Fair value of plan assets	$ 42,058	$ 55,954	$ 215	$ 115	$ 1,643	$ 2,106
Benefit obligation	(43,504)	(61,378)	(2,016)	(2,592)	(1,416)	(2,106)
Funded status	$ (1,446)	$ (5,424)	$ (1,801)	$ (2,477)	$ 227	$ —
Funded Status Recognized in our Balance Sheet:						
Other non-current assets	$ 1,408	$ —	$ —	$ —	$ 416	$ 295
Other current liabilities	(24)	(24)	(7)	(118)	(6)	(7)
Pension and postretirement benefit obligations	(2,830)	(5,400)	(1,794)	(2,359)	(183)	(288)
Net asset (liability)	$ (1,446)	$ (5,424)	$ (1,801)	$ (2,477)	$ 227	$ —
Amounts Recognized in AOCI[(1)]:						
Unrecognized net prior service cost	$ (734)	$ (682)	$ (3)	$ (3)	$ (8)	$ (9)
Unrecognized net actuarial gain (loss)	80	(1,949)	201	(232)	115	107
Gross unrecognized cost	(654)	(2,631)	198	(235)	107	98
Deferred tax assets (liabilities)	168	642	(48)	55	(30)	(27)
Net unrecognized cost	$ (486)	$ (1,989)	$ 150	$ (180)	$ 77	$ 71

[(1)] Accumulated Other Comprehensive Income

The accumulated benefit obligation for our pension plans as of December 31, 2022 and 2021 was $44.8 and $62.7 billion, respectively. The accumulated benefit obligation for our postretirement medical benefit plans as of December 31, 2022 and 2021 was $2.0 and $2.6 billion, respectively.

Benefit payments under the pension plans include $31 and $29 million paid from employer assets for the years ended December 31, 2022 and 2021, respectively. Benefit payments (net of participant contributions) under the postretirement medical benefit plans include $174 and $63 million paid from employer assets for the years ended December 31, 2022 and 2021, respectively. Such benefit payments from employer assets are also categorized as employer contributions.

As of December 31, 2022 and 2021, the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with benefit obligations in excess of plan assets were as follows (in millions):

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	
	2022	2021	2022	2021
U.S. Pension Benefits:				
Projected benefit obligation	$ 24,452	$ 61,378	$ 24,452	$ 61,378
Accumulated benefit obligation	24,414	60,769	24,414	60,769
Fair value of plan assets	21,598	55,954	21,598	55,954
International Pension Benefits:				
Projected benefit obligation	$ 311	$ 798	$ 274	$ 408
Accumulated benefit obligation	278	696	246	357
Fair value of plan assets	121	503	86	132

The accumulated postretirement benefit obligation presented in the funded status table exceeds plan assets for all U.S. postretirement medical benefit plans.

Benefit Obligations and Fair Value of Plan Assets

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets as of the respective measurement dates in each year (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2022	2021	2022	2021	2022	2021
Benefit Obligations:						
Projected benefit obligation at beginning of year	$ 61,378	$ 65,922	$ 2,592	$ 2,759	$ 2,106	$ 2,177
Service cost	2,024	1,897	30	28	68	76
Interest cost	1,950	1,948	83	81	45	38
Gross benefits paid	(2,151)	(1,906)	(268)	(278)	(45)	(46)
Plan participants' contributions	—	—	31	35	3	3
Plan amendments	145	66	—	—	—	—
Actuarial (gain)/loss	(19,842)	(6,390)	(452)	(26)	(575)	(111)
Foreign currency exchange rate changes	—	—	—	—	(150)	(32)
Curtailments and settlements	—	(159)	—	(7)	(40)	(3)
Other	—	—	—	—	4	4
Projected benefit obligation at end of year	$ 43,504	$ 61,378	$ 2,016	$ 2,592	$ 1,416	$ 2,106

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2022	2021	2022	2021	2022	2021
Fair Value of Plan Assets:						
Fair value of plan assets at beginning of year	$ 55,954	$ 52,997	$ 115	$ 49	$ 2,106	$ 1,835
Actual return on plan assets	(13,657)	4,706	(15)	(8)	(349)	230
Employer contributions	1,912	157	352	317	78	102
Plan participants' contributions	—	—	31	35	3	3
Gross benefits paid	(2,151)	(1,906)	(268)	(278)	(45)	(46)
Foreign currency exchange rate changes	—	—	—	—	(144)	(15)
Curtailments and settlements	—	—	—	—	(6)	(3)
Other	—	—	—	—	—	—
Fair value of plan assets at end of year	$ 42,058	$ 55,954	$ 215	$ 115	$ 1,643	$ 2,106

2022 - $20.9 billion pre-tax actuarial gain related to benefit obligation:

- *Discount Rates* ($21.1 billion pre-tax gain): The weighted-average discount rate for our pension and postretirement medical plans increased from 3.11% as of December 31, 2021 to 5.77% as of December 31, 2022, primarily due to an increase in U.S. treasury yields, as well as an increase in credit spreads on AA-rated corporate bonds.

- *Demographic and Assumption Changes* ($0.2 billion pre-tax loss): This represents the difference between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation changes, rates of termination, retirement, mortality and other changes.

2021 - $6.5 billion pre-tax actuarial gain related to benefit obligation:

- *Discount Rates* ($2.4 billion pre-tax gain): The weighted-average discount rate for our pension and postretirement medical plans increased from 2.87% as of December 31, 2020 to 3.11% as of December 31, 2021, primarily due to an increase in U.S. treasury yields, slightly offset by a decrease in credit spreads on AA-rated corporate bonds.

- *Coordinating benefits attributable to the Central States Pension Fund* ($5.1 billion pre-tax gain): This represents the reduction in our best estimate of potential coordinating benefits that may be required to be paid related to the CSPF before taking into account the impact of the change in discount rates.

- *Demographic and Assumption Changes* ($1.0 billion pre-tax loss): This represents the difference between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation changes, rates of termination, retirement, mortality and other changes.

Pension and Postretirement Plan Assets

Pension assets are invested in accordance with applicable laws and regulations, as well as investment guidelines established by plan trustees. The strategic asset mixes are specifically tailored for each plan given distinct factors, including liability and liquidity needs. Equities, alternative investments, and other higher-yielding assets are utilized to generate returns and promote growth. Derivatives, repurchase/reverse repurchase agreements and fixed income securities are utilized as tools for duration management, mitigating interest rate risk, and minimizing funded status volatility.

The primary long-term investment objectives for pension assets are to provide for a reasonable amount of long-term capital growth to meet future obligations while minimizing risk exposures and reducing funded status volatility. To meet these objectives, investment managers are engaged to actively manage assets within the guidelines and strategies set forth by our investment committee. Active managers are monitored regularly and their performance is compared to applicable benchmarks.

Fair Value Measurements

Plan assets valued utilizing Level 1 inputs include equity investments, corporate debt instruments and U.S. government securities. Fair values were determined by closing prices for those securities traded on national stock exchanges, while securities traded in the over-the-counter market and listed securities for which no sale was reported on the valuation date are valued at the mean between the last reported bid and ask prices.

Level 2 assets include fixed income securities that are valued based on yields currently available on comparable securities of other issues with similar credit ratings; mortgage-backed securities that are valued based on cash flow and yield models using acceptable modeling and pricing conventions; and certain investments that are pooled with other investments in a commingled fund. We value our investments in commingled funds by taking the percentage ownership of the underlying assets, each of which has a readily determinable fair value.

Fair value estimates for certain investments are based on unobservable inputs that are not corroborated by observable market data and are thus classified as Level 3.

Investments that do not have a readily determinable fair value, and which provide a net asset value ("NAV") or its equivalent developed consistent with FASB measurement principles, are valued using NAV as a practical expedient. These investments are not classified in Levels 1, 2, or 3 of the fair value hierarchy but instead included within the subtotals by asset category. Such investments include hedge funds, risk parity funds, real estate investments, private debt and private equity funds. Investments in hedge funds and risk parity funds are valued using the reported NAV as of December 31st. Real estate investments, private debt and private equity funds are valued at NAV per the most recent partnership audited financial reports, and adjusted, as appropriate, for investment activity between the date of the financial reports and December 31st. Due to the inherent limitations in obtaining a readily determinable fair value measurement for alternative investments, the fair values reported may differ from the values that would have been used had readily available market information for the alternative investments existed. These investments are described further below:

- Hedge Funds: Plan assets are invested in hedge funds that pursue multiple strategies to diversify risk and reduce volatility. Most of these hedge funds allow redemptions either quarterly or semi-annually after a two- to three-month notice period, while others allow for redemption after only a brief notification period with no restriction on redemption frequency. No unfunded commitments existed with respect to hedge funds as of December 31, 2022.

- <u>Risk Parity Funds:</u> Plan assets are invested in risk parity strategies in order to provide diversification and balance risk/ return objectives. These strategies reflect a multi-asset class balanced risk approach generally consisting of equity, interest rates, credit and commodities. These funds allow for monthly redemptions with only a brief notification period. No unfunded commitments existed with respect to risk parity funds as of December 31, 2022.

- <u>Real Estate, Private Debt and Private Equity Funds:</u> Plan assets are invested in limited partnership interests in various private equity, private debt and real estate funds. Limited provision exists for the redemption of these interests by the limited partners that invest in these funds until the end of the term of the partnerships, typically ranging between 10 and 15 years from the date of inception. An active secondary market exists for similar partnership interests, although no particular value (discount or premium) can be guaranteed. As of December 31, 2022, unfunded commitments to such limited partnerships totaling approximately $3.3 billion are expected to be contributed over the remaining investment period, typically ranging between three and six years.

The fair values of U.S. and international pension and postretirement benefit plan assets by asset category, including derivative assets and liabilities, as of December 31, 2022 are presented below (in millions), as well as the percentage that each category comprises of our total plan assets and the respective target allocations:

	Total Assets[1]	Level 1	Level 2	Level 3	Percentage of Plan Assets	Target Allocation
Asset Category (U.S. Plans):						
Cash and cash equivalents	$ 1,230	$ 870	$ 360	$ —	2.9 %	1-7
Equity Securities:						
U.S. Large Cap	6,513	2,511	4,002	—		
U.S. Small Cap	698	698	—	—		
Emerging Markets	1,542	1,171	371	—		
Global Equity	1,168	1,168	—	—		
International Equity	3,610	1,663	1,947	—		
Total Equity Securities	13,531	7,211	6,320	—	32.0	20-45
Fixed Income Securities:						
U.S. Government Securities[2]	7,865	14,628	(6,763)	—		
Corporate Bonds	6,145	7	6,138	—		
Global Bonds	702	—	702	—		
Municipal Bonds	6	—	6	—		
Total Fixed Income Securities	14,718	14,635	83	—	34.8	30-70
Other Investments:						
Hedge Funds	4,368	—	2,717	—	10.3	3-13
Private Equity	5,012	—	—	—	11.9	3-15
Private Debt	829	—	—	—	2.0	1-15
Real Estate	2,415	267	69	—	5.7	3-15
Structured Products[3]	170	—	170	—	0.4	0-5
Total U.S. Plan Assets	$ 42,273	$ 22,983	$ 9,719	$ —	100.0 %	
Asset Category (International Plans):						
Cash and cash equivalents	$ 147	$ 70	$ 77	$ —	8.9 %	1-10
Equity Securities:						
Local Markets Equity	138	—	138	—		
U.S. Equity	(3)	—	(3)	—		
Emerging Markets	—	—	—	—		
International / Global Equity	298	36	262	—		
Total Equity Securities	433	36	397	—	26.4	20-50
Fixed Income Securities:						
Local Government Bonds	91	59	32	—		
Corporate Bonds	494	—	494	—		
Global Bonds	119	98	21	—		
Total Fixed Income Securities	704	157	547	—	42.8	35-55
Other Investments:						
Real Estate	95	—	48	25	5.8	1-10
Other	264	—	190	52	16.1	1-30
Total International Plan Assets	$ 1,643	$ 263	$ 1,259	$ 77	100.0 %	
Total Plan Assets	$ 43,916	$ 23,246	$ 10,978	$ 77		

[1] Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy but are included in the category totals.
[2] Level 2 U.S. Government Securities includes repurchase and reverse repurchase agreements.
[3] Represents mortgage and asset-backed securities.

The fair values of U.S. and international pension and postretirement benefit plan assets by asset category, including derivative assets and liabilities, as of December 31, 2021 are presented below (in millions), as well as the percentage that each category comprises of our total plan assets and the respective target allocations:

	Total Assets[1]	Level 1	Level 2	Level 3	Percentage of Plan Assets	Target Allocation
Asset Category (U.S. Plans):						
Cash and cash equivalents	$ 2,671	$ 2,564	$ 107	$ —	4.8 %	1-7
Equity Securities:						
U.S. Large Cap	12,840	8,948	3,892	—		
U.S. Small Cap	484	484	—	—		
Emerging Markets	2,077	1,483	594	—		
Global Equity	3,054	2,901	153	—		
International Equity	4,199	1,972	2,227	—		
Total Equity Securities	22,654	15,788	6,866	—	40.4	20-45
Fixed Income Securities:						
U.S. Government Securities[2]	12,083	25,358	(13,275)	—		
Corporate Bonds	6,156	—	6,142	14		
Global Bonds	23	—	23	—		
Municipal Bonds	19	—	19	—		
Total Fixed Income Securities	18,281	25,358	(7,091)	14	32.6	30-70
Other Investments:						
Hedge Funds	4,121	—	2,303	—	7.3	5-10
Private Equity	4,822	—	—	—	8.6	1-10
Private Debt	763	—	—	—	1.4	1-10
Real Estate	2,285	313	106	—	4.1	1-10
Structured Products[3]	177	—	177	—	0.3	1-5
Risk Parity Funds	295	—	—	—	0.5	1-10
Total U.S. Plan Assets	$ 56,069	$ 44,023	$ 2,468	$ 14	100.0 %	
Asset Category (International Plans):						
Cash and cash equivalents	$ 184	$ 135	$ 49	$ —	8.7 %	1-10
Equity Securities:						
Local Markets Equity	193	—	193	—		
U.S. Equity	53	53	—	—		
Emerging Markets	35	35	—	—		
International / Global Equity	513	195	318	—		
Total Equity Securities	794	283	511	—	37.7	20-50
Fixed Income Securities:						
Local Government Bonds	61	—	61	—		
Corporate Bonds	438	21	417	—		
Global Bonds	136	134	2	—		
Total Fixed Income Securities	635	155	480	—	30.2	30-50
Other Investments:						
Real Estate	172	—	90	24	8.2	5-10
Other	321	—	247	50	15.2	1-20
Total International Plan Assets	$ 2,106	$ 573	$ 1,377	$ 74	100.0 %	
Total Plan Assets	$ 58,175	$ 44,596	$ 3,845	$ 88		

[1]   Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy but are included in the category totals.
[2]   Level 2 U.S. Government Securities includes repurchase and reverse repurchase agreements.
[3]   Represents mortgage and asset-backed securities.

The following table presents the changes in the Level 3 instruments measured on a recurring basis for the years ended December 31, 2022 and 2021 (in millions):

	Corporate Bonds	Other	Total
Balance as of January 1, 2021	$ 3	$ 62	$ 65
Actual Return on Assets:			
Assets Held at End of Year	—	5	5
Assets Sold During the Year	(16)	—	(16)
Purchases	33	10	43
Sales	(6)	(3)	(9)
Transfers Into (Out of) Level 3	—	—	—
Balance as of December 31, 2021	$ 14	$ 74	$ 88
Actual Return on Assets:			
Assets Held at End of Year	—	(2)	(2)
Assets Sold During the Year	(35)	—	(35)
Purchases	482	9	491
Sales	(460)	(4)	(464)
Transfers Into (Out of) Level 3	(1)	—	(1)
Balance as of December 31, 2022	$ —	$ 77	$ 77

There were no shares of UPS class A or class B common stock directly held in plan assets as of December 31, 2022 or 2021.

Expected Cash Flows

Information about expected cash flows for our pension and postretirement medical benefit plans is as follows (in millions):

	U.S. Pension Benefits	U.S. Postretirement Medical Benefits	International Pension Benefits
Expected Employer Contributions:			
2023 to plan trust	$ 1,180	$ 72	$ 69
2023 to plan participants	25	46	7
Expected Benefit Payments:			
2023	$ 2,062	$ 223	$ 45
2024	2,193	212	50
2025	2,328	203	56
2026	2,464	194	62
2027	2,599	186	69
2028 - 2032	14,834	797	437

Our current funding policy guideline for U.S. plans is to contribute amounts annually that are at least equal to the amounts required by applicable laws and regulations. International plans will be funded in accordance with local regulations. Additional discretionary contributions may be made when deemed appropriate to meet the long-term obligations of the plans. Expected benefit payments for pensions will be paid primarily from plan trusts. Expected benefit payments for postretirement medical benefits will be paid from plan trusts and corporate assets.

NOTE 6. MULTIEMPLOYER EMPLOYEE BENEFIT PLANS

We contribute to a number of multiemployer pension plans under the terms of collective bargaining agreements that cover our union-represented employees. These plans generally provide for retirement, death and/or termination benefits for eligible employees within the applicable collective bargaining units, based on specific eligibility and participation requirements, vesting periods and benefit formulas. The risks of participating in multiemployer plans are different from single-employer plans in the following respects:

- Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

- If we negotiate to cease participating in a multiemployer pension plan, we may be required to pay that plan an amount based on our allocable share of its underfunded status, referred to as a "withdrawal liability". However, cessation of participation in a multiemployer plan and subsequent payment of any withdrawal liability is subject to the collective bargaining process.

- If any of the multiemployer pension plans in which we participate enter critical status, and our contributions are not sufficient to satisfy any rehabilitation plan funding schedule, we could be required under the Pension Protection Act of 2006 to make additional surcharge contributions to the multiemployer pension plan in the amount of five to ten percent of the existing contributions required by our labor agreement. Such surcharges would cease upon the ratification of a new collective bargaining agreement and could not reoccur unless a plan re-entered critical status at a later date.

The discussion that follows sets forth the impact on our results of operations and cash flows for December 31, 2022, 2021 and 2020, from our participation in multiemployer pension plans. As part of the overall collective bargaining process for wage and benefit levels, we have agreed to contribute certain amounts to these plans during the contract period. The plans set benefit levels and are responsible for benefit delivery to participants. Future contributions to the plans are determined only through collective bargaining, and we have no additional legal or constructive obligation to increase contributions beyond the agreed-upon amounts (except potential surcharges under the Pension Protection Act of 2006 described above).

The number of employees covered by multiemployer pension plans remained relatively flat in 2022, having increased in 2021 due to business growth. Contributions increased in accordance with the terms of our collective bargaining agreements. There have been no other significant changes that affect the comparability of 2022, 2021 and 2020 contributions. We recognize expense for the contractually-required contributions for each period, and we recognize a liability for any contributions due and unpaid at the end of a reporting period.

Status of Collective Bargaining Agreements

We have approximately 330,000 employees in the U.S. employed under a national master agreement and various supplemental agreements with local unions affiliated with the Teamsters. These agreements run through July 31, 2023. We have begun negotiating the various supplemental agreements with the Teamsters and expect that negotiations with respect to the national master agreement will commence in April 2023. We are negotiating in good faith in an effort to reach an agreement that is in the best interests of our employees, the Teamsters and UPS; however, no assurances of our ability to do so, or the timing or terms thereof, can be provided. Customers may reduce their business or stop doing business with us if they believe that such actions or threatened actions may adversely affect our ability to provide services. We may permanently lose customers if we are unable to provide uninterrupted service, and this could materially adversely affect us. The terms of future collective bargaining agreements also may affect our competitive position and results of operations. Furthermore, our actions or responses to any such negotiations, labor disputes, strikes or work stoppages could negatively impact how our brand is perceived and our corporate reputation and have adverse effects on our business, including our results of operations.

We have approximately 10,000 employees in Canada employed under a collective bargaining agreement with the Teamsters which runs through July 31, 2025.

We have approximately 3,500 pilots who are employed under a collective bargaining agreement with the Independent Pilots Association ("IPA"). This collective bargaining agreement becomes amendable September 1, 2025.

We have approximately 1,800 airline mechanics who are covered by a collective bargaining agreement with Teamsters Local 2727 which becomes amendable November 1, 2026. In addition, approximately 3,100 of our auto and maintenance mechanics who are not employed under agreements with the Teamsters are employed under collective bargaining agreements with the International Association of Machinists and Aerospace Workers ("IAM"). The collective bargaining agreement with the IAM runs through July 31, 2024.

Multiemployer Pension Plans

The following table outlines our participation in multiemployer pension plans as of December 31, 2022, 2021 and 2020, and sets forth our calendar year contributions and accruals for each plan.

The *EIN/Pension Plan Number* column provides the Employer Identification Number ("EIN") and the three-digit plan number. The most recent Pension Protection Act zone status available in 2022 and 2021 relates to each plan's two most recent fiscal year ends. The zone status is based on information that we received from the plans' administrators and is certified by each plan's actuary. Plans certified in the red zone are generally less than 65% funded; plans certified in the orange zone are both less than 80% funded and have an accumulated funding deficiency, or are expected to have a deficiency in any of the next six plan years; plans certified in the yellow zone are less than 80% funded; and plans certified in the green zone are at least 80% funded. Certain plans have applied for special financial assistance ("SFA") from the PBGC. These plans' zone status may change if the funds are received and incorporated into the plan administrators' information.

The *FIP / RP Status Pending / Implemented* column indicates whether a financial improvement plan ("FIP") for yellow/orange zone plans, or a rehabilitation plan ("RP") for red zone plans, is either pending or has been implemented. As of December 31, 2022, all plans that have either a FIP or RP requirement have had the respective plan implemented. Our collectively-bargained contributions satisfy the requirements of all implemented FIPs and RPs and do not currently require the payment of any surcharges. In addition, minimum contributions outside of the agreed-upon contractual rates are not required.

For the plans detailed in the following table, the expiration date of the associated collective bargaining agreements is July 31, 2023, with the exception of the IAM National Pension Fund / National Pension Plan, which has a July 31, 2024 expiration date. For all plans detailed in the following table, we provided more than 5% of the total plan contributions from all employers for 2022, 2021 and 2020, as disclosed in the annual filing with the Department of Labor for each respective plan.

Certain plans have been aggregated in the *All Other Multiemployer Pension Plans* line in the following table, as contributions to each of these individual plans are not material.

Pension Fund	EIN / Pension Plan Number	Pension Protection Act Zone Status		FIP / RP Status Pending / Implemented		(in millions) UPS Contributions and Accruals			Surcharge Imposed
		2022	2021			2022	2021	2020	
Alaska Teamster-Employer Pension Plan	92-6003463-024	Red	Red	Yes	Implemented	10	9	8	No
Central Pennsylvania Teamsters Defined Benefit Plan	23-6262789-001	Green	Green	No	NA	75	65	57	No
Eastern Shore Teamsters Pension Fund	52-0904953-001	Green	Green	No	NA	10	8	7	No
Employer-Teamsters Local Nos. 175 & 505 Pension Trust Fund	55-6021850-001	Red	Red	Yes	Implemented	21	18	16	No
Hagerstown Motor Carriers and Teamsters Pension Fund	52-6045424-001	Red	Red	Yes	Implemented	13	12	11	No
I.A.M. National Pension Fund / National Pension Plan	51-6031295-002	Red	Red	Yes	Implemented	48	48	44	No
International Brotherhood of Teamsters Union Local No. 710 Pension Fund	36-2377656-001	Green	Green	No	NA	191	180	161	No
Local 705, International Brotherhood of Teamsters Pension Plan	36-6492502-001	Green	Yellow	No	NA	136	131	120	No
Local 804 I.B.T. & Local 447 I.A.M.—UPS Multiemployer Retirement Plan	51-6117726-001	Green	Green	No	NA	144	135	124	No
Milwaukee Drivers Pension Trust Fund	39-6045229-001	Green	Green	No	NA	62	58	53	No
New England Teamsters & Trucking Industry Pension Fund	04-6372430-001	Red	Red	Yes	Implemented	167	145	140	No
New York State Teamsters Conference Pension and Retirement Fund	16-6063585-074	Red	Red	Yes	Implemented	149	147	135	No
Teamster Pension Fund of Philadelphia and Vicinity	23-1511735-001	Green	Yellow	No	NA	100	94	85	No
Teamsters Joint Council No. 83 of Virginia Pension Fund	54-6097996-001	Green	Green	No	NA	98	89	82	No
Teamsters Local 639—Employers Pension Trust	53-0237142-001	Green	Green	No	NA	85	80	74	No
Teamsters Negotiated Pension Plan	43-6196083-001	Green	Green	No	NA	49	45	40	No
Truck Drivers and Helpers Local Union No. 355 Retirement Pension Plan	52-6043608-001	Green	Green	No	NA	30	29	27	No
United Parcel Service, Inc.—Local 177, I.B.T. Multiemployer Retirement Plan	13-1426500-419	Green	Yellow	No	NA	124	116	107	No
Western Conference of Teamsters Pension Plan	91-6145047-001	Green	Green	No	NA	1,310	1,260	1,138	No
Western Pennsylvania Teamsters and Employers Pension Fund	25-6029946-001	Red	Red	Yes	Implemented	46	40	37	No
All Other Multiemployer Pension Plans						73	78	89	
					Total Contributions	$2,941	$2,787	$2,555	

Agreement with the New England Teamsters and Trucking Industry Pension Fund

In 2012, we reached an agreement with the New England Teamsters and Trucking Industry Pension Fund ("NETTI Fund"), a multiemployer pension plan in which UPS is a participant, to restructure the pension liabilities for approximately 10,200 UPS employees represented by the Teamsters. As of December 31, 2022 and 2021, we had $821 and $830 million, respectively, recognized in *Other Non-Current Liabilities* and $8 million as of December 31, 2022 and 2021, recorded in *Other current liabilities* in our consolidated balance sheets, representing the remaining balance of the NETTI Fund withdrawal liability. This liability is payable in equal monthly installments over a remaining term of approximately 40 years. Based on the borrowing rates currently available to us for long-term financing of a similar maturity, the fair value of the NETTI Fund withdrawal liability as of December 31, 2022 and 2021 was $686 and $963 million, respectively. We utilized Level 2 inputs in the fair value hierarchy to determine the fair value of this liability.

Multiemployer Health and Welfare Plans

We also contribute to a number of multiemployer health and welfare plans covering both active and retired employees. Healthcare benefits are provided to participants who meet certain eligibility requirements as covered under the applicable collective bargaining unit. The following table sets forth our calendar year plan contributions and accruals. Certain plans have been aggregated in the *All Other Multiemployer Health and Welfare Plans* line, as the contributions to each of these individual plans are not material.

	(in millions) UPS Contributions and Accruals		
Health and Welfare Fund	**2022**	**2021**	**2020**
Bay Area Delivery Drivers	$ 40	$ 41	$ 39
Central Pennsylvania Teamsters Health & Pension Fund	42	39	35
Central States, South East & South West Areas Health and Welfare Fund	3,497	3,374	3,202
Delta Health Systems—East Bay Drayage Drivers	39	39	37
Joint Council #83 Health & Welfare Fund	62	56	50
Local 401 Teamsters Health & Welfare Fund	22	19	15
Local 804 Welfare Trust Fund	129	123	110
Milwaukee Drivers Pension Trust Fund—Milwaukee Drivers Health and Welfare Trust Fund	62	59	53
New York State Teamsters Health & Hospital Fund	89	91	84
Northern California General Teamsters (DELTA)	211	209	188
Northern New England Benefit Trust	87	81	72
Oregon / Teamster Employers Trust	70	66	59
Teamsters 170 Health & Welfare Fund	25	24	22
Teamsters Benefit Trust	58	60	57
Teamsters Local 251 Health & Insurance Plan	26	26	23
Teamsters Local 638 Health Fund	70	66	60
Teamsters Local 639—Employers Health & Pension Trust Funds	38	40	39
Teamsters Local 671 Health Services & Insurance Plan	25	24	23
Teamsters Union 25 Health Services & Insurance Plan	75	74	69
Teamsters Western Region & Local 177 Health Care Plan	1,035	980	859
Truck Drivers and Helpers Local 355 Baltimore Area Health & Welfare Fund	23	23	22
Utah-Idaho Teamsters Security Fund	54	52	45
Washington Teamsters Welfare Trust	88	83	76
All Other Multiemployer Health and Welfare Plans	166	164	160
Total Contributions	$ 6,033	$ 5,813	$ 5,399

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

The following table indicates the allocation of goodwill (in millions):

	U.S. Domestic Package	International Package	Supply Chain Solutions	Consolidated
Balance as of January 1, 2021	$ 715	$ 422	$ 2,230	$ 3,367
Acquired	132	—	243	375
Currency / Other	—	(19)	(31)	(50)
Balance as of December 31, 2021	$ 847	$ 403	$ 2,442	$ 3,692
Acquired	—	105	491	596
Currency / Other	—	(16)	(49)	(65)
Balance as of December 31, 2022	$ 847	$ 492	$ 2,884	$ 4,223

2022 Goodwill Activity

The goodwill acquired during 2022 primarily relates to our acquisitions of Delivery Solutions in May 2022 and Bomi Group in November 2022. Goodwill associated with Delivery Solutions is reported in Supply Chain Solutions. Goodwill associated with Bomi Group is reported in International Package and Supply Chain Solutions. The purchase price allocation for acquired businesses may be modified for up to one year from the date of acquisition if additional facts or circumstances lead to changes in our preliminary purchase accounting estimates. See note 8 for further discussion of business acquisitions.

The remaining change in goodwill for both Supply Chain Solutions and International Package was attributable to the impact of changes in the value of the U.S. Dollar on the translation of non-U.S. Dollar goodwill balances.

2021 Goodwill Activity

The goodwill acquired in U.S. Domestic Package and Supply Chain Solutions relates to our October 2021 acquisition of Roadie. See note 8 for further discussion of business acquisitions.

The remaining change in goodwill for both Supply Chain Solutions and International Package was attributable to the impact of changes in the value of the U.S. Dollar on the translation of non-U.S. Dollar goodwill balances.

Goodwill Impairment

We complete our annual goodwill impairment evaluation as of July 1st on a reporting unit basis. Our annual impairment testing indicated that the fair value of goodwill associated with our Roadie reporting unit remained greater than its carrying value as of our July 1st testing date, although this excess was less than 10 percent. The goodwill associated with our Roadie reporting unit as of December 31, 2022 was $241 million. We did not identify any triggering events for the periods presented that required an interim impairment test.

We did not record any goodwill impairment charges for the years ended December 31, 2022 and 2021. During 2020, we recorded a goodwill impairment charge of $494 million in connection with designating our UPS Freight business as held for sale. Cumulatively, we have recorded $1.1 billion of goodwill impairment charges in Supply Chain Solutions, while our International and U.S. Domestic Package segments have not recorded any goodwill impairment charges.

Intangible Assets

The following is a summary of intangible assets as of December 31, 2022 and 2021 (in millions):

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Value		Weighted-Average Amortization Period (in years)
December 31, 2022							
Capitalized software	$	5,186	$	(3,500)	$	1,686	6.9
Licenses		55		(30)		25	3.3
Franchise rights		226		(37)		189	20.0
Customer relationships		872		(453)		419	10.2
Trade name		125		(8)		117	7.2
Trademarks, patents and other		183		(27)		156	8.0
Amortizable intangible assets	$	6,647	$	(4,055)	$	2,592	7.8
Indefinite-lived intangible assets		204		—		204	
Total Intangible Assets	$	6,851	$	(4,055)	$	2,796	
December 31, 2021							
Capitalized software	$	4,910	$	(3,275)	$	1,635	
Licenses		58		(27)		31	
Franchise rights		119		(37)		82	
Customer relationships		733		(408)		325	
Trade name		67		(1)		66	
Trademarks, patents and other		158		(15)		143	
Amortizable intangible assets	$	6,045	$	(3,763)	$	2,282	
Indefinite-lived intangible assets		204		—		204	
Total Intangible Assets	$	6,249	$	(3,763)	$	2,486	

A trade name and licenses with carrying values of $200 and $4 million, respectively, as of December 31, 2022 are deemed to be indefinite-lived intangible assets, and therefore are not amortized. Impairment tests for indefinite-lived intangible assets are performed annually. There were no events or changes in circumstances that would indicate the carrying amount of our indefinite-lived intangible assets may have been impaired as of December 31, 2022.

All of our other recorded intangible assets are deemed to be finite-lived intangibles, and are amortized over their estimated useful lives. Impairment tests for these intangible assets are only performed when a triggering event occurs that may indicate that the carrying value of the intangible may not be recoverable. Impairments of finite-lived intangible assets were $17, $19 and $13 million in 2022, 2021, and 2020, respectively.

Amortization of intangible assets was $525, $475 and $416 million in each of 2022, 2021 and 2020, respectively. Expected amortization of finite-lived intangible assets recorded as of December 31, 2022 for the next five years is as follows (in millions): 2023—$595; 2024—$512; 2025—$432; 2026—$334; 2027—$257. Amortization expense in future periods will be affected by business acquisitions and divestitures, software development, licensing agreements, purchases of development areas or similar franchise rights and other factors.

NOTE 8. ACQUISITIONS

In May 2022, we acquired Delivery Solutions, a digital platform that optimizes customer deliveries across multiple networks and provides real-time customer tracking and notifications. In November 2022, we acquired Bomi Group to accelerate our growth in healthcare logistics by expanding our international presence and increasing our cold chain capabilities in major European and Latin American markets. Delivery Solutions and Bomi Group are both reported within Supply Chain Solutions.

During 2022, we also acquired development areas for The UPS Store, which are recorded as intangible assets within Supply Chain Solutions.

The aggregate purchase price of acquisitions in 2022 was approximately $755 million, net of cash acquired. Acquisitions were funded using cash from operations.

The estimated fair value of assets acquired and liabilities assumed are subject to change based on completion of our purchase accounting. Certain areas, including our estimates of tax positions for Bomi Group, are preliminary as of December 31, 2022. The purchase price allocation for acquired companies can be modified for up to one year from the date of acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in millions):

	2022
Cash and cash equivalents	$ 29
Accounts receivable	90
Other current assets	17
Property, Plant, and Equipment	58
Operating Lease Right-Of-Use Assets	111
Goodwill	596
Intangible Assets[1]	385
Accounts Payable and other current liabilities	(159)
Non-Current Operating Leases	(85)
Long-Term Debt and Finance Leases	(190)
Deferred Income Tax Liabilities	(68)
Total purchase price	$ 784

[1] Includes acquisitions of development areas for The UPS Store

Goodwill recognized of approximately $596 million is attributable to expected synergies from future growth, including synergies to other segments. We have allocated $105 and $491 million of the recognized goodwill to reporting units within International Package and Supply Chain Solutions, respectively. Deductible goodwill for income tax purposes is not expected to be material.

The intangible assets acquired of approximately $385 million primarily consist of $176 million of customer relationships (amortized over a weighted-average of 15 years), $113 million of franchise rights (amortized over 20 years), $72 million of trade names (amortized over a weighted-average of 5 years), $14 million of technology (amortized over a weighted-average of 6 years) and $10 million in other intangibles (amortized over a weighted-average of 5 years). The carrying value of accounts receivable approximates fair value.

Acquisition-related costs in 2022 were approximately $25 million. These were expensed as incurred and are included in *Other expenses* within the statements of consolidated income.

In October 2021, we acquired Roadie, a technology platform that provides local same-day delivery with operations throughout the United States. The Roadie technology platform is purpose-built to connect merchants and consumers with contract drivers to enable efficient and scalable same-day local delivery services for items that are not compatible with the UPS network. The acquisition was funded using cash from operations. We report Roadie within Supply Chain Solutions.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in millions). Subsequent measurement period adjustments during 2022 were not material.

	2021
Cash and cash equivalents	$ 12
Accounts receivable	15
Goodwill	375
Intangible assets	231
Deferred tax liability	(47)
Total purchase price	$ 586

Goodwill recognized of approximately $375 million was attributable to expected synergies from future growth, including synergies to our U.S. Domestic Package segment. We allocated $243 and $132 million of the recognized goodwill to Supply Chain Solutions and U.S. Domestic Package, respectively. None of the goodwill is expected to be deductible for income tax purposes.

The intangible assets acquired of approximately $231 million primarily consisted of $145 million of technology (amortized over 8 years), $67 million of trade name (amortized over 10 years), and $19 million in other intangibles (amortized over an average of 8 years). The carrying value of accounts receivable approximated fair value.

Acquisition-related costs were not material, and were expensed as incurred and included in *Other expenses* within the statements of consolidated income.

NOTE 9. DEBT AND FINANCING ARRANGEMENTS

The carrying value of our outstanding debt obligations, as of December 31, 2022 and 2021 consists of the following (in millions):

	Principal Amount	Maturity	Carrying Value 2022	Carrying Value 2021
Fixed-rate senior notes:				
2.450% senior notes	$ —	2022	$ —	$ 1,010
2.350% senior notes	—	2022	—	600
2.500% senior notes	1,000	2023	999	998
2.800% senior notes	500	2024	499	498
2.200% senior notes	400	2024	399	399
3.900% senior notes	1,000	2025	997	996
2.400% senior notes	500	2026	499	498
3.050% senior notes	1,000	2027	995	994
3.400% senior notes	750	2029	747	746
2.500% senior notes	400	2029	397	397
4.450% senior notes	750	2030	744	744
6.200% senior notes	1,500	2038	1,485	1,484
5.200% senior notes	500	2040	494	494
4.875% senior notes	500	2040	491	491
3.625% senior notes	375	2042	369	368
3.400% senior notes	500	2046	492	492
3.750% senior notes	1,150	2047	1,137	1,137
4.250% senior notes	750	2049	743	743
3.400% senior notes	700	2049	688	688
5.300% senior notes	1,250	2050	1,231	1,231
Floating-rate senior notes:				
Floating-rate senior notes	—	2022	—	400
Floating-rate senior notes	500	2023	500	500
Floating-rate senior notes	1,039	2049-2067	1,027	1,027
Debentures:				
7.620% debentures	276	2030	280	280
Pound Sterling Notes:				
5.500% notes	80	2031	79	89
5.125% notes	548	2050	521	583
Euro Senior Notes:				
0.375% senior notes	746	2023	745	791
1.625% senior notes	746	2025	744	791
1.000% senior notes	533	2028	531	564
1.500% senior notes	533	2032	530	564
Canadian senior notes:				
2.125% senior notes	554	2024	553	585
Finance lease obligations (see note 11)	390	2023 – 2063	390	408
Facility notes and bonds	320	2029 – 2045	320	320
Other debt	36	2023 – 2026	36	5
Total debt	$ 19,826		19,662	21,915
Less: current maturities			(2,341)	(2,131)
Long-term debt			$ 17,321	$ 19,784

Commercial Paper

We are authorized to borrow up to $10.0 billion under a U.S. commercial paper program and €5.0 billion (in a variety of currencies) under a European commercial paper program. As of December 31, 2022 we had no outstanding balances under these commercial paper programs. The amount of commercial paper outstanding under these programs in 2023 is expected to fluctuate.

Debt Repayments

On May 15, 2022, our 2.350% senior notes with a principal balance of $600 million and our floating-rate senior notes with a principal balance of $400 million matured and were repaid in full. On October 1, 2022, our 2.450% senior notes with a principal balance of $1.0 billion matured and were repaid in full. Additionally, we repaid €142 million of debt assumed in the Bomi Group acquisition during the fourth quarter of 2022.

Fixed-Rate Senior Notes

All of our fixed-rate notes pay interest semi-annually, and allow for redemption by UPS at any time by paying the greater of the principal amount or a "make-whole" amount, plus accrued interest. We subsequently entered into interest rate swaps on certain of these notes, which effectively converted the fixed interest rates on the notes to variable interest rates. The average interest rates payable on the notes where fixed interest rates were swapped to variable interest rates, including the impact of the interest rate swaps, for the years ended December 31, 2022 and 2021 were as follows:

	Principal Value	Maturity	Average Effective Interest Rate	
			2022	**2021**
3.125% senior notes	$ 1,500	2021	— %	1.07 %
2.450% senior notes	1,000	2022	1.75 %	0.76 %

Both the 3.125% and 2.450% senior notes matured and have been repaid in full.

Floating-Rate Senior Notes

Our floating-rate senior notes bear interest at rates that reference the London Interbank Offer Rate ("LIBOR") for U.S. Dollars. As part of a broader program of reference rate reform, it is expected that U.S. Dollar LIBOR rates will cease to be published after June 2023.

We have floating-rate senior notes in the principal amount of $500 million that bear interest at three-month LIBOR, plus a spread of 45 basis points. Interest is payable semi-annually. These notes are not callable and mature in 2023, prior to the expected discontinuance of U.S. Dollar LIBOR. The average interest rate for 2022 and 2021, including interest on our $400 million floating-rate senior notes that matured on May 1, 2022, was 1.93% and 0.58%, respectively.

The remaining floating-rate senior notes, with principal amounts totaling $1.0 billion, bear interest at either one or three-month LIBOR, less a spread ranging from 30 to 45 basis points. These notes have maturities ranging from 2049 through 2067. Interest is payable monthly for notes maturing through 2053 and quarterly for notes maturing from 2064 through 2067. These notes will be impacted by the expected discontinuance of U.S. Dollar LIBOR rates in June 2023. We are currently working to transition these notes to an alternative reference rate. We anticipate that the Secured Overnight Financing Rate ("SOFR") will be adopted in accordance with recommendations of the Alternative Reference Rates Committee.

The average interest rate on the remaining floating-rate senior notes for 2022 and 2021 was 1.44% and 0.00%, respectively. These notes are callable at various times after 30 years at a stated percentage of par value, and redeemable at the option of the note holders at various times after one year at a stated percentage of par value. We have classified these floating-rate senior notes as long-term liabilities in our consolidated balance sheets, due to our intent and ability to refinance the debt if the put option is exercised.

7.620% Debentures

The $276 million debentures have a maturity of April 1, 2030. These debentures are redeemable in whole or in part at any time at our option. The redemption price is equal to the greater of the principal amount plus accrued interest, or the present value of remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark treasury yield plus five basis points, plus accrued interest. Interest is payable semi-annually in April and October, and the debentures are not subject to sinking fund requirements.

Pound Sterling Notes

The Pound Sterling notes consist of two separate tranches, as follows:

- Notes with a principal amount of £66 million accrue interest at a fixed rate of 5.50% and are due in February 2031. Interest is payable semi-annually and these notes are not callable.

- Notes with a principal amount of £455 million accrue interest at a fixed rate of 5.125% and are due in February 2050. Interest is payable semi-annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount plus accrued interest, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark U.K. government bond yield plus 15 basis points, plus accrued interest.

Euro Senior Notes

The Euro notes consist of three separate issuances, as follows:

- Notes with principal amounts of €700 million and €500 million accrue interest at fixed rates of 0.375% and 1.50%, respectively, and are due in November 2023 and November 2032, respectively. Interest is payable annually. The notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark comparable government bond yield plus 10 and 20 basis points, respectively, plus accrued interest.

- Notes with a principal amount of €700 million accrue interest at a fixed rate of 1.625% and are due in November 2025. Interest is payable annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark German government bond yield plus 20 basis points, plus accrued interest.

- Notes in the principal amount of €500 million accrue interest at a fixed rate of 1.00% and are due in November 2028. Interest is payable annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark comparable German government bond yield plus 15 basis points, plus accrued interest.

Canadian Dollar Senior Notes

The Canadian Dollar notes consist of a single series, as follows:

- Notes in the principal amount of C$750 million, which bear interest at a fixed rate of 2.125% and mature in May 2024. Interest is payable semi-annually. The notes are callable at our option, in whole or in part, at the Government of Canada yield plus 21.5 basis points, and on or after the par call date at par value.

Finance Lease Obligations

We have certain property, plant and equipment subject to finance leases. For additional information on finance lease obligations, see note 11.

Facility Notes and Bonds

We have entered into agreements with certain municipalities or related entities to finance the construction of, or improvements to, facilities that support our operations in the United States. These facilities are located around airport properties in Louisville, Kentucky; Dallas, Texas and Philadelphia, Pennsylvania. Under these arrangements, we enter into a lease or loan agreement that covers the debt service obligations on the bonds issued by these entities, as follows:

- Bonds with a principal balance of $149 million issued by the Louisville Regional Airport Authority associated with our Worldport facility in Louisville, Kentucky. The bonds are due in January 2029 and bear interest at a variable rate that is payable monthly. The average interest rates for 2022 and 2021 were 0.16% and 0.05%, respectively.

- Bonds with a principal balance of $42 million issued by the Louisville Regional Airport Authority associated with our airfreight facility in Louisville, Kentucky. The bonds are due in November 2036 and bear interest at a variable rate that is payable monthly. The average interest rates for 2022 and 2021 were 1.08% and 0.07%, respectively.

- Bonds with a principal balance of $29 million issued by the Dallas / Fort Worth International Airport Facility Improvement Corporation associated with our Dallas, Texas airport facilities. The bonds are due in May 2032 and bear interest at a variable rate that is payable quarterly. The variable cash flows on this obligation have been swapped to a fixed rate of 5.11%.

- Bonds with a principal balance of $100 million issued by the Delaware County, Pennsylvania Industrial Development Authority associated with our Philadelphia, Pennsylvania airport facilities. These bonds are due September 2045 and bear interest at a variable rate that is payable monthly. The average interest rate for 2022 and 2021 was 1.03% and 0.05%, respectively.

Contractual Commitments

The following table sets forth the aggregate annual principal payments on our long-term debt and our projected aggregate annual purchase commitments (in millions):

Year	Debt Principal	Purchase Commitments [1]
2023	$ 2,259	$ 1,990
2024	1,460	1,102
2025	1,748	846
2026	515	304
2027	1,000	—
After 2027	12,454	—
Total	$ 19,436	$ 4,242

[1] Purchase commitments include estimates of future amounts yet to be recognized in our financial statements.

Purchase commitments represent contractual agreements for capital expenditures that are legally binding, including contracts for aircraft, construction of new or expanded facilities and vehicles.

Sources of Credit

Letters of Credit

As of December 31, 2022, we had outstanding letters of credit totaling approximately $1.7 billion issued in connection with our self-insurance reserves and other routine business requirements. We also issue surety bonds as an alternative to letters of credit in certain instances and, as of December 31, 2022, we had $1.5 billion of surety bonds written.

Revolving Credit Facilities

We maintain two credit agreements with a consortium of banks. The first of these agreements provides revolving credit facilities of $1.0 billion and expires on December 5, 2023. Amounts outstanding under this agreement bear interest at a periodic fixed rate equal to the term SOFR rate, plus 0.10% per annum and an applicable margin based on our then-current credit rating. The applicable margin from the credit pricing grid as of December 31, 2022 was 0.70%. Alternatively, a fluctuating rate of interest equal to the highest of (1) the rate of interest last quoted by The Wall Street Journal as the prime rate in the United States; (2) the Federal Funds effective rate plus 0.50%; or (3) the Adjusted Term SOFR Rate for a one month interest period plus 1.00%, may be used at our discretion.

The second agreement provides revolving credit facilities of $2.0 billion and expires on December 7, 2026. Amounts outstanding under this facility bear interest at a periodic fixed rate equal to the term SOFR rate plus 0.10% per annum and an applicable margin based on our then-current credit rating. The applicable margin from the credit pricing grid as of December 31, 2022 was 0.875%. Alternatively, a fluctuating rate of interest equal to the highest of (1) the rate of interest last quoted by The Wall Street Journal as the prime rate in the United States; (2) the Federal Funds effective rate plus 0.50%; and (3) the Adjusted Term SOFR Rate for a one-month interest period plus 1.00%, plus an applicable margin, may be used at our discretion.

If the credit ratings established by Standard & Poor's and Moody's differ, the higher rating will be used, except in cases where the lower rating is two or more levels lower. In these circumstances, the rating one step below the higher rating will be used. We are also able to request advances under these facilities based on competitive bids for the applicable interest rate. There were no amounts outstanding under our revolving credit facilities as of December 31, 2022.

Debt Covenants

Our existing debt instruments and credit facilities subject us to certain financial covenants. As of December 31, 2022 and for all prior periods presented, we have satisfied these financial covenants. These covenants limit the amount of secured indebtedness that we may incur, and limit the amount of attributable debt in sale-leaseback transactions, to 10% of net tangible assets. As of December 31, 2022, 10% of net tangible assets is equivalent to $4.6 billion; however, we have no covered sale-leaseback transactions or secured indebtedness outstanding. We do not expect these covenants to have a material impact on our financial condition or liquidity.

Fair Value of Debt

Based on the borrowing rates currently available to us for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, was approximately $18.2 billion and $25.1 billion as of December 31, 2022 and 2021, respectively. We utilized Level 2 inputs in the fair value hierarchy of valuation techniques to determine the fair value of all of our debt instruments.

NOTE 10. LEGAL PROCEEDINGS AND CONTINGENCIES

We are involved in a number of judicial proceedings and other matters arising from the conduct of our business.

Although there can be no assurances as to the ultimate outcome, we have generally denied, or believe we have meritorious defenses and will deny, liability in all pending matters, including (except as otherwise noted herein) the matters described below, and we intend to vigorously defend each matter. We accrue amounts associated with legal proceedings when and to the extent a loss becomes probable and can be reasonably estimated. The actual costs of resolving legal proceedings may be substantially higher or lower than the amounts accrued on those claims.

For matters as to which we are not able to estimate a possible loss or range of losses, we are not able to determine whether any such loss will have a material impact on our operations or financial condition. For these matters, we have described the reasons that we are unable to estimate a possible loss or range of losses.

Judicial Proceedings

We are a defendant in a number of lawsuits filed in state and federal courts containing various class action allegations under state wage-and-hour laws. At this time, we do not believe that any loss associated with any such matter will have a material impact on our operations or financial condition. One of these matters, Hughes v. UPS Supply Chain Solutions, Inc. and United Parcel Service, Inc. had previously been certified as a class action in Kentucky state court. In the second quarter of 2019, the court granted our motion for judgment on the pleadings related to the wage-and-hour claims. The plaintiffs' appeal of this decision was denied; however, in the second quarter of 2022 the plaintiffs were granted discretionary review of these claims by the Kentucky Supreme Court.

Other Matters

In August 2016, Spain's National Markets and Competition Commission ("CNMC") announced an investigation into 10 companies in the commercial delivery and parcel industry, including UPS, related to alleged nonaggression agreements to allocate customers. In May 2017, we received a Statement of Objections issued by the CNMC. In July 2017, we received a Proposed Decision from the CNMC. In March 2018, the CNMC adopted a final decision, finding an infringement and imposing an immaterial fine on UPS. We appealed the decision. In December 2022, the appeal was dismissed, although we intend to appeal this judgment before the Spanish Supreme Court. We do not believe that any loss from this matter would have a material impact on our operations or financial condition. We are vigorously defending ourselves and believe that we have a number of meritorious legal defenses. There are also unresolved questions of law and fact that could be important to the ultimate resolution of this matter.

We are a party in various other matters that arose in the normal course of business. We do not believe that the eventual resolution of these other matters (either individually or in the aggregate), including any reasonably possible losses in excess of current accruals, will have a material impact on our operations or financial condition.

NOTE 11. LEASES

We have finance and operating leases for real estate (primarily package centers, airport facilities and warehouses), aircraft and engines, information technology equipment, vehicles and various other equipment used in operating our business. Certain leases for real estate and aircraft contain options to purchase, extend or terminate the lease.

Aircraft

In addition to the aircraft that we own, we charter aircraft to handle package and cargo volume on certain international trade lanes and domestic routes. Due to the nature of these agreements, primarily being that either party can cancel the agreement with short notice, we have classified these as short-term leases. A majority of our long-term aircraft operating leases are operated by a third party to handle package and cargo volume in geographic regions where, due to government regulations, we are restricted from operating an airline.

Transportation equipment and other equipment

We enter into both long-term and short-term leases for transportation equipment to supplement our capacity or meet contractual demands. Some of these assets are leased on a month-to-month basis and the leases can be terminated without penalty. We also enter into equipment leases to increase capacity during periods of high demand. These leases are treated as short-term as the cumulative right of use is less than 12 months over the term of the contract.

Some of our transportation and technology equipment leases require us to make additional lease payments based on the underlying usage of the assets. Due to the variable nature of these costs, these are expensed as incurred and are not included in the right of use lease asset and associated lease obligation.

The components of lease expense for the years ended December 31, 2022, 2021 and 2020 were as follows (in millions):

	2022	**2021**	**2020**
Operating lease costs	$ 736	$ 729	$ 711
Finance lease costs:			
Amortization of assets	$ 112	$ 97	$ 79
Interest on lease liabilities	14	14	18
Total finance lease costs	126	111	97
Variable lease costs	270	246	247
Short-term lease costs	1,499	1,510	1,299
Total lease costs	$ 2,631	$ 2,596	$ 2,354

In addition to the lease costs disclosed in the table above, we monitor all lease categories for any indicators that the carrying value of the assets may not be recoverable. We recognized impairment charges of $17 million for the year ended December 31, 2020. There were no material impairments recognized for the years ended December 31, 2022 or 2021.

Supplemental information related to leases and location within our consolidated balance sheets as of December 31, 2022 and 2021 are as follows (in millions, except lease term and discount rate):

		2022		2021
Operating Leases:				
Operating lease right-of-use assets	$	3,755	$	3,562
Current maturities of operating leases	$	621	$	580
Non-current operating leases		3,238		3,033
Total operating lease obligations	$	3,859	$	3,613
Finance Leases:				
Property, plant and equipment, net	$	959	$	1,125
Current maturities of long-term debt, commercial paper and finance leases	$	92	$	129
Long-term debt and finance leases		298		279
Total finance lease obligations	$	390	$	408
Weighted average remaining lease term (in years):				
Operating leases		10.8		11.7
Finance leases		8.4		8.0
Weighted average discount rate:				
Operating leases		2.32 %		1.94 %
Finance leases		3.17 %		2.79 %

Supplemental cash flow information related to leases for the years ended December 31, 2022 and 2021 is as follows (in millions):

		2022		2021
Cash paid for amounts included in measurement of obligations:				
Operating cash flows from operating leases	$	705	$	731
Operating cash flows from finance leases		14		4
Financing cash flows from finance leases		149		208
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	$	879	$	1,247
Finance leases	$	122	$	280

Future payments for lease obligations as of December 31, 2022 are as follows (in millions):

	Finance Leases	Operating Leases
2023	$ 105	$ 703
2024	56	631
2025	42	565
2026	35	497
2027	34	429
Thereafter	193	1,608
Total lease payments	465	4,433
Less: Imputed interest	(75)	(574)
Total lease obligations	390	3,859
Less: Current obligations	(92)	(621)
Long-term lease obligations	$ 298	$ 3,238

As of December 31, 2022, we have additional leases which have not commenced of $1.2 billion. These leases will commence between 2023 and 2024 when we are granted access to the property, such as when leasehold improvements are completed by the lessor or a certificate of occupancy is obtained.

NOTE 12. SHAREOWNERS' EQUITY

Capital Stock, Additional Paid-In Capital, Retained Earnings and Non-Controlling Minority Interests

We are authorized to issue two classes of common stock, which are distinguished from each other primarily by their respective voting rights. Class A shares of UPS are entitled to 10 votes per share, whereas class B shares are entitled to one vote per share. Class A shares are primarily held by UPS employees and retirees, as well as trusts and descendants of the Company's founders, and these shares are fully convertible into class B shares at any time. Class B shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol "UPS". Class A and B shares both have a $0.01 par value, and as of December 31, 2022, there were 4.6 billion class A shares and 5.6 billion class B shares authorized to be issued. Additionally, there are 200 million preferred shares authorized to be issued, with a par value of $0.01 per share. As of December 31, 2022, no preferred shares had been issued.

The following is a rollforward of our common stock, additional paid-in capital, retained earnings and non-controlling minority interests accounts for the years ended December 31, 2022, 2021 and 2020 (in millions, except per share amounts):

	2022		2021		2020	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Common Stock:						
Balance at beginning of year	138	$ 2	147	$ 2	156	$ 2
Stock award plans	5	—	6	—	6	—
Common stock issuances	3	—	2	—	4	—
Conversions of class A to class B common stock	(12)	—	(17)	—	(19)	—
Class A shares issued at end of year	134	$ 2	138	$ 2	147	$ 2
Class B Common Stock:						
Balance at beginning of year	732	$ 7	718	$ 7	701	$ 7
Common stock purchases	(19)	—	(3)	—	(2)	—
Conversions of class A to class B common stock	12	—	17	—	19	—
Class B shares issued at end of year	725	$ 7	732	$ 7	718	$ 7
Additional Paid-In Capital:						
Balance at beginning of year		$ 1,343		$ 865		$ 150
Stock award plans		624		574		498
Common stock purchases		(2,462)		(500)		(217)
Common stock issuances		495		404		434
Balance at end of year		$ —		$ 1,343		$ 865
Retained Earnings:						
Balance at beginning of year		$ 16,179		$ 6,896		$ 9,105
Net income attributable to controlling interests		11,548		12,890		1,343
Dividends ($6.08, $4.08, and $4.04 per share) [1]		(5,363)		(3,604)		(3,552)
Common stock purchases		(1,038)		—		—
Other		—		(3)		—
Balance at end of year		$ 21,326		$ 16,179		$ 6,896
Non-Controlling Interests:						
Balance at beginning of year		$ 16		$ 12		$ 16
Change in non-controlling interests		1		4		(4)
Balance at end of year		$ 17		$ 16		$ 12

[1] The dividend per share amount is the same for both class A and class B common stock. Dividends include $249, $167 and $178 million for 2022, 2021 and 2020, respectively, that were settled in shares of class A common stock.

In May 2016, the Board of Directors approved a share repurchase authorization of $8.0 billion of class A and class B common stock. For the year ended December 31, 2020, we repurchased a total of 2.1 million shares of class A and class B common stock for $217 million under this program ($224 million is reported on the statements of consolidated cash flows due to the timing of settlements). We did not repurchase any shares under this program during 2021.

In August 2021, the Board of Directors terminated this authorization and approved a new share repurchase authorization (the "2021 Authorization") of $5.0 billion for class A and class B common stock. We repurchased 19.0 and 2.6 million shares of class B common stock for $3.5 billion and $500 million under this authorization during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had $1.0 billion of this share repurchase authorization available.

In January 2023, the Board of Directors terminated the 2021 Authorization and approved a new share repurchase authorization of $5.0 billion for class A and class B common stock.

Future share repurchases may be in the form of accelerated share repurchase programs, open market purchases or other methods we deem appropriate. The timing of share repurchases will depend upon market conditions. Unless terminated earlier by the Board of Directors, this program will expire when we have purchased all shares authorized for repurchase under the program.

Movements in additional paid-in capital in respect of stock award plans comprise accruals for unvested awards, offset by adjustments for awards that vest during the period.

Accumulated Other Comprehensive Income (Loss)

We recognize activity in other comprehensive income for foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities, unrealized gains and losses from derivatives that qualify as hedges of cash flows and unrecognized pension and postretirement benefit costs. The activity in accumulated other comprehensive income for the years ended December 31, 2022, 2021 and 2020 is as follows (in millions):

	2022	2021	2020
Foreign Currency Translation Gain (Loss), Net of Tax:			
Balance at beginning of year	$ (1,162)	$ (981)	$ (1,078)
Translation adjustment (net of tax effect of $(17), $42 and $(36))	(315)	(181)	97
Reclassification to earnings (net of tax effect of $2, $0 and $0)	31	—	—
Balance at end of year	$ (1,446)	$ (1,162)	$ (981)
Unrealized Gain (Loss) on Marketable Securities, Net of Tax:			
Balance at beginning of year	$ (1)	$ 6	$ 4
Current period changes in fair value (net of tax effect of $(3), $0 and $1)	(12)	(2)	6
Reclassification to earnings (net of tax effect of $1, $0 and $(1))	2	(5)	(4)
Balance at end of year	$ (11)	$ (1)	$ 6
Unrealized Gain (Loss) on Cash Flow Hedges, Net of Tax:			
Balance at beginning of year	$ (17)	$ (223)	$ 112
Current period changes in fair value (net of tax effect of $128, $82 and $(61))	407	261	(192)
Reclassification to earnings (net of tax effect of $(70), $(17) and $(45))	(223)	(55)	(143)
Balance at end of year	$ 167	$ (17)	$ (223)
Unrecognized Pension and Postretirement Benefit Costs, Net of Tax:			
Balance at beginning of year	$ (2,098)	$ (5,915)	$ (5,035)
Net actuarial gain (loss) and prior service cost resulting from remeasurements of plan assets and liabilities (net of tax effect of $810, $1,956 and $(1,885))	2,576	6,195	(5,984)
Reclassification to earnings (net of tax effect of $(230), $(749) and $1,607)	(737)	(2,378)	5,104
Balance at end of year	$ (259)	$ (2,098)	$ (5,915)
Accumulated other comprehensive income (loss) at end of year	$ (1,549)	$ (3,278)	$ (7,113)

Detail of the gains (losses) reclassified from AOCI to the statements of consolidated income for the years ended December 31, 2022, 2021 and 2020 is as follows (in millions):

	Amount Reclassified from AOCI			Affected Line Item in the Income Statement
	2022	**2021**	**2020**	
Unrealized Gain (Loss) on Foreign Currency Translation:				
Realized gain (loss) on business wind-down	(33)	—	—	Other expenses
Income tax (expense) benefit	2	—	—	Income tax expense
Impact on net income	(31)	—	—	Net income
Unrealized Gain (Loss) on Marketable Securities:				
Realized gain (loss) on sale of securities	(3)	5	5	Investment income (expense) and other
Income tax (expense) benefit	1	—	(1)	Income tax expense
Impact on net income	(2)	5	4	Net income
Unrealized Gain (Loss) on Cash Flow Hedges:				
Interest rate contracts	(10)	(11)	(8)	Interest expense
Foreign currency exchange contracts	304	83	196	Revenue
Foreign currency exchange contracts	(1)	—	—	Investment income (expense) and other
Income tax (expense) benefit	(70)	(17)	(45)	Income tax expense
Impact on net income	223	55	143	Net income
Unrecognized Pension and Postretirement Benefit Costs:				
Prior service costs	(94)	(148)	(227)	Investment income (expense) and other
Prior service credit for divested business	—	69	—	Other expenses
Plan amendments for divested business	—	(66)	—	Other expenses
Remeasurement of benefit obligation	1,027	3,272	(6,484)	Investment income (expense) and other
Curtailment of benefit obligation	34	—	—	Investment income (expense) and other
Income tax (expense) benefit	(230)	(749)	1,607	Income tax expense
Impact on net income	737	2,378	(5,104)	Net income
Total amount reclassified for the year	$ 927	$ 2,438	$ (4,957)	Net income

Deferred Compensation Obligations and Treasury Stock

We maintain a deferred compensation plan whereby certain employees were previously able to elect to defer the gains on stock option exercises by deferring the shares received upon exercise into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as *Deferred compensation obligations* in the S*hareowners' Equity* section of the consolidated balance sheets. The number of shares needed to settle the liability for deferred compensation obligations is included in the denominator in both the basic and diluted earnings per share calculations. Employees are generally no longer able to defer the gains from stock options exercised subsequent to December 31, 2004.

Activity in the deferred compensation program for the years ended December 31, 2022, 2021 and 2020 was as follows (in millions):

	2022		2021		2020	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Deferred Compensation Obligations:						
Balance at beginning of year		$ 16		$ 20		$ 26
Reinvested dividends		2		1		1
Benefit payments		(5)		(5)		(7)
Balance at end of year		$ 13		$ 16		$ 20
Treasury Stock:						
Balance at beginning of year	—	$ (16)	—	$ (20)	—	$ (26)
Reinvested dividends	—	(2)	—	(1)	—	(1)
Benefit payments	—	5	—	5	—	7
Balance at end of year	—	$ (13)	—	$ (16)	—	$ (20)

NOTE 13. STOCK-BASED COMPENSATION

Our various incentive compensation plans permit the grant of non-qualified and incentive stock options, stock appreciation rights, restricted stock and stock units ("RSUs"), and restricted performance shares and performance units ("RPUs", collectively with RSUs, "Restricted Units"). On May 13, 2021, our shareholders approved our 2021 Omnibus Incentive Compensation Plan under which we are authorized to issue awards underlying 25 million shares. Each award issued in the form of Restricted Units, stock options and other permitted awards reduces the share reserve by one share. We had 14 million shares available to be issued under the UPS Incentive Compensation Plan as of December 31, 2022.

Our primary equity compensation programs are the UPS Management Incentive Award program (the "MIP"), the UPS Long-Term Incentive Performance Award program (the "LTIP") and the UPS Stock Option program. Our matching contributions to our primary employee defined contribution savings plan were also made in shares of UPS class A common stock through 2022. Beginning in 2023, these matching contributions will be made in cash. The total expense recognized in our statements of consolidated income under all stock compensation programs during 2022, 2021 and 2020 was $1,568, $878 and $796 million, respectively. The associated income tax benefit recognized in our statements of consolidated income during 2022, 2021 and 2020 was $451, $301 and $210 million, respectively. The cash income tax benefit received from the exercise of stock options and conversion of Restricted Units to class A shares during 2022, 2021 and 2020 was $352, $278 and $272 million, respectively.

Management Incentive Award Program ("MIP")

Non-executive management eligibility for MIP awards is determined annually by the executive officers of UPS. Awards granted to executive officers are determined annually by the Compensation and Human Capital Committee of the UPS Board of Directors (the "Compensation Committee"). For awards earned through 2022, our MIP provided, with certain exceptions, that one-half to two-thirds of the annual award would be made in RPUs, depending upon the level of management. The remaining one-third to one-half of the award was electable in the form of cash or unrestricted shares of class A common stock, and was fully vested at the time of grant. Upon conversion, RPUs resulted in the issuance of an equivalent number of UPS class A shares after required tax withholdings. On November 2, 2022, the Compensation Committee amended and restated the terms and conditions of the MIP effective January 1, 2023, such that awards earned will be fully electable in the form of cash or unrestricted shares of class A common stock.

Beginning with the MIP granted in 2019, RPUs vest one year following the grant date based on continued employment with the Company (except in the case of death, disability or retirement, in which case immediate vesting occurs). The grant value is expensed on a straight-line basis (less estimated forfeitures) over the requisite service period (except in the case of death, disability or retirement, in which case immediate expensing occurs). RPUs granted under the MIP prior to 2019 vest over a five-year period with approximately 20% of the award vesting and converting to class A shares at the anniversary of each grant date. As of December 31, 2020, outstanding RPUs granted to non-executive management prior to 2019 became fully vested. The elimination of the future service requirement for these awards resulted in the recognition of an additional $133 million of stock compensation expense in 2020. Conversion to class A shares continues to occur over the remaining five-year period with the final conversion occurring in the first quarter of 2023.

On November 2, 2022, the Compensation Committee amended and restated the terms and conditions governing the 2022 MIP to fully vest RPUs to be issued in connection therewith as of December 31, 2022. The elimination of a future service requirement for this award resulted in the recognition of an additional $505 million of stock compensation expense in 2022, of which approximately $431 million was recorded in U.S. Domestic Package. Conversion to class A shares will occur one year from the grant date. As of December 31, 2022, this award was classified as a compensation obligation and recorded in *Accrued wages and withholdings* on the consolidated balance sheet.

All RPUs granted are subject to early cancellation or vesting under certain conditions. Dividends earned on RPUs are reinvested in additional RPUs at each dividend payable date until they have fully vested.

As of December 31, 2022, we had the following outstanding, non-vested Restricted Units granted under the MIP:

	Restricted Units (in thousands)	Weighted-Average Grant Date Fair Value	
Non-vested as of January 1, 2022	3,467	$	163.32
Vested	(3,613)		166.65
Granted	3,254		223.72
Reinvested Dividends	140		N/A
Forfeited / Expired	(142)		199.66
Non-vested as of December 31, 2022	3,106	$	221.97

The fair value of each Restricted Unit is the NYSE closing price of class B common stock on the date of grant. The weighted-average grant date fair value of Restricted Units granted during 2022, 2021 and 2020 was $223.72, $165.27 and $102.54, respectively. The total fair value of RPUs vested was $923, $716 and $827 million in 2022, 2021 and 2020, respectively. As of December 31, 2022, there was $93 million of total unrecognized compensation cost related to non-vested RPUs. That cost is expected to be recognized over a weighted-average period of three months.

Long-Term Incentive Performance Award Program ("LTIP")

RPUs issued under the LTIP vest at the end of a three-year performance period, assuming continued employment with the Company (except in the case of death, disability or retirement, in which case immediate vesting occurs on a prorated basis). The number of RPUs earned is based on achievement of the performance targets established on the grant date.

For LTIP awards with a performance period ended December 31, 2021, the performance targets were equally weighted among consolidated operating return on invested capital ("ROIC"), growth in currency-constant consolidated revenue and total shareholder return ("RTSR") relative to a peer group of companies. For the two-thirds of the award related to ROIC and growth in currency-constant consolidated revenue, we recognized the grant date fair value of these RPUs (less estimated forfeitures) as compensation expense ratably over the vesting period, based on the number of awards expected to be earned. The remaining one-third of the award was valued using a Monte Carlo model. We recognized the grant date fair value of this portion of the award (less estimated forfeitures) as compensation expense ratably over the vesting period.

For LTIP awards with a performance period ending in 2022 or later, the performance targets are equally weighted between adjusted earnings per share and adjusted cumulative free cash flow. The final number of RPUs earned will then be subject to adjustment based on RTSR relative to the Standard & Poor's 500 Index. We determine the grant date fair value of the RPUs using a Monte Carlo model and recognize compensation expense (less estimated forfeitures) ratably over the vesting period, based on the number of awards expected to be earned.

For the 2020 LTIP award, the performance period was divided into two measurement periods. The first measurement period evaluated the achievement of the performance targets for 2020. The second measurement period evaluated the achievement of the performance targets for 2021 and 2022.

The weighted-average assumptions used in our Monte Carlo models for each award year were as follows:

	2022		2021		2020	
Risk-free interest rate		2.35 %		0.19 %		0.15 %
Expected volatility		31.92 %		30.70 %		27.53 %
Weighted-average fair value of units granted	$	227.00	$	168.05	$	92.77
Share payout		107.37 %		102.39 %		101.00 %

There is no expected dividend yield as units earn dividend equivalents.

As of December 31, 2022, we had the following outstanding, non-vested RPUs granted under our LTIP program:

	RPUs (in thousands)		Weighted-Average Grant Date Fair Value
Non-vested as of January 1, 2022	1,636	$	159.34
Vested	(973)		153.13
Granted	613		227.00
Reinvested Dividends	68		N/A
Forfeited / Expired	(101)		174.70
Non-vested as of December 31, 2022	1,243	$	197.17

The fair value of each RPU is the NYSE closing price of class B common stock on the date of grant. The weighted-average grant date fair value of RPUs granted during 2022, 2021 and 2020 was $227.00, $168.10 and $92.76, respectively. The total fair value of RPUs vested was $239, $160 and $112 million in 2022, 2021 and 2020, respectively. As of December 31, 2022, there was $139 million of total unrecognized compensation cost related to non-vested RPUs. That cost is expected to be recognized over a weighted-average period of one year and nine months.

Non-qualified Stock Options

We maintain stock option plans under which options are granted to purchase shares of UPS class A common stock. Stock options granted in connection with the UPS Incentive Compensation Plan must have an exercise price at least equal to the NYSE closing price of UPS class B common stock on the date the option is granted.

We grant non-qualified stock options to a limited group of eligible senior management employees annually, in which the value granted is determined as a percentage of salary. Stock option awards vest over a five-year period with approximately 20% of the award vesting at each anniversary of the grant date (except in the case of death, disability or retirement, in which case immediate vesting occurs). The option grants expire 10 years after the date of the grant. Option holders may exercise their options via the payment of cash or class A common stock and new class A shares are issued upon exercise.

The following is an analysis of options to purchase shares of class A common stock issued and outstanding:

	Options (in thousands)		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2022	1,599	$	112.18			
Exercised	(192)		98.45			
Granted	109		214.58			
Forfeited / Expired	(50)		N/A			
Outstanding as of December 31, 2022	1,466	$	120.51	5.96	$	82
Options Vested and Expected to Vest	1,466	$	120.51	5.96	$	82
Exercisable as of December 31, 2022	1,047	$	108.81	5.19	$	68

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The weighted-average assumptions used by year, and the calculated weighted-average fair values of options, are as follows:

	2022		2021		2020
Expected dividend yield	2.35 %		3.31 %		3.51 %
Risk-free interest rate	2.39 %		0.84 %		1.26 %
Expected life in years	7.5		7.5		7.5
Expected volatility	25.04 %		23.15 %		19.25 %
Weighted-average fair value of options granted	$ 48.45	$	23.71	$	11.74

The expected dividend yield is based on the recent historical dividend yields for our stock, taking into account changes in dividend policy. The risk-free interest rate is based on the term structure of interest rates at the time of the option grant. The expected life represents an estimate of the period of time options are expected to remain outstanding. In determining this, we have relied upon a combination of the observed exercise behavior of our prior grants with similar characteristics and the contractual term of the grants. Expected volatilities are based on the historical returns on our stock and the implied volatility of our publicly-traded options.

We received cash of $14, $16 and $28 million during 2022, 2021 and 2020, respectively, from option holders resulting from the exercise of stock options. The total intrinsic value of options exercised during 2022, 2021 and 2020 was $20, $16 and $17 million, respectively. As of December 31, 2022, there was $4 million of total unrecognized compensation cost related to non-vested options. That cost is expected to be recognized over a weighted-average period of three years and five months.

Discounted Employee Stock Purchase Plan

We maintain an employee stock purchase plan for all eligible employees. Under this plan, shares of UPS class A common stock may be purchased at quarterly intervals at 95% of the NYSE closing price of UPS class B common stock on the last day of each quarterly period. Employees purchased 0.6, 0.6 and 0.9 million shares at average prices of $180.80, $172.07 and $110.92 per share, during 2022, 2021 and 2020, respectively. This plan is not considered to be compensatory, and therefore no compensation cost is measured for the employees' purchase rights.

NOTE 14. SEGMENT AND GEOGRAPHIC INFORMATION

We have two reportable segments: U.S. Domestic Package and International Package, which are together referred to as our global small package operations. Our remaining businesses are reported as Supply Chain Solutions. Global small package operations represent our most significant business and are broken down into regional operations around the world. Regional operations managers are responsible for both domestic and export products within their geographic area. Supply Chain Solutions comprises the results of non-reportable operating segments that do not meet the quantitative and qualitative criteria of a reportable segment as defined under ASC Topic 280 – Segment Reporting.

U.S. Domestic Package

U.S. Domestic Package operations include the time-definite delivery of letters, documents and packages throughout the United States.

International Package

International Package operations include delivery to more than 220 countries and territories worldwide, including shipments wholly outside the United States, as well as shipments with either origin or destination outside the United States. Our International Package reporting segment includes our operations in Europe, Asia, the Indian sub-continent, the Middle East, Africa, Canada and Latin America.

Supply Chain Solutions

Supply Chain Solutions includes our Forwarding, Logistics, Coyote, Marken, UPS Mail Innovations and other businesses. Our Forwarding, Logistics and UPS Mail Innovations businesses provide services in more than 200 countries and territories worldwide and include international air and ocean freight forwarding, customs brokerage, distribution and post-sales services, mail and consulting services. Coyote offers truckload brokerage services, primarily in the United States. Marken and Bomi Group provide supply chain solutions to the healthcare and life sciences industry. Other businesses within this segment include The UPS Store, UPS Capital, Roadie, and Delivery Solutions.

In evaluating financial performance, we focus on operating profit as a segment's measure of profit or loss. Operating profit is before investment income (expense) and other, interest expense and income tax expense. Certain expenses are allocated between the segments using activity-based costing methods. These activity-based costing methods require us to make estimates that impact the amount of each expense category that is attributed to each segment. Changes in these estimates directly impact the amount of expense allocated to each segment, and therefore the operating profit of each reporting segment. Our allocation methodologies are refined periodically, as necessary, to reflect changes in our businesses. In 2021, we updated our cost allocation methodology for aircraft engine maintenance expense to better align with aircraft utilization by segment, resulting in an immaterial reallocation of expense from our U.S. Domestic Package segment to our International Package segment.

As we operate an integrated, global multimodal network, we evaluate many of our capital expenditure decisions at a network level. Accordingly, expenditures on property, plant and equipment by segment are not presented. Unallocated assets are comprised primarily of cash and marketable securities.

Segment information for the years ended December 31, 2022, 2021 and 2020 is as follows (in millions):

		2022		2021		2020
Revenue:						
U.S. Domestic Package	$	64,209	$	60,317	$	53,499
International Package		19,698		19,541		15,945
Supply Chain Solutions		16,431		17,429		15,184
Consolidated revenue	$	100,338	$	97,287	$	84,628
Operating Profit:						
U.S. Domestic Package	$	6,997	$	6,436	$	3,891
International Package		4,326		4,646		3,436
Supply Chain Solutions		1,771		1,728		357
Consolidated operating profit	$	13,094	$	12,810	$	7,684
Assets:						
U.S. Domestic Package	$	38,303	$	35,746	$	35,067
International Package		17,670		17,225		15,717
Supply Chain Solutions		10,407		9,556		9,041
Unallocated		4,744		6,878		2,583
Consolidated assets	$	71,124	$	69,405	$	62,408
Depreciation and Amortization Expense:						
U.S. Domestic Package	$	2,173	$	2,058	$	1,805
International Package		761		685		597
Supply Chain Solutions		254		210		296
Consolidated depreciation and amortization expense	$	3,188	$	2,953	$	2,698

Revenue by product type for the years ended December 31, 2022, 2021 and 2020 is as follows (in millions):

		2022		2021		2020
U.S. Domestic Package:						
Next Day Air	$	10,699	$	10,009	$	8,522
Deferred		5,968		5,846		5,665
Ground		47,542		44,462		39,312
Total U.S. Domestic Package		64,209		60,317		53,499
International Package:						
Domestic		3,346		3,690		3,160
Export		15,341		15,012		12,159
Cargo		1,011		839		626
Total International Package		19,698		19,541		15,945
Supply Chain Solutions:						
Forwarding		8,943		9,872		6,975
Logistics		5,351		4,767		4,073
Freight		—		1,064		3,149
Other		2,137		1,726		987
Total Supply Chain Solutions		16,431		17,429		15,184
Consolidated revenue	$	100,338	$	97,287	$	84,628

Geographic information for the years ended December 31, 2022, 2021 and 2020 is as follows (in millions):

		2022		2021		2020
United States:						
Revenue	$	78,110	$	74,376	$	66,580
Long-lived assets	$	32,002	$	29,609	$	28,354
International:						
Revenue	$	22,228	$	22,911	$	18,048
Long-lived assets	$	12,991	$	11,098	$	10,213
Consolidated:						
Revenue	$	100,338	$	97,287	$	84,628
Long-lived assets	$	44,993	$	40,707	$	38,567

Long-lived assets include property, plant and equipment, pension and postretirement benefit assets, long-term investments, goodwill and intangible assets.

No countries outside of the United States provided 10% or more of consolidated revenue for the years ended December 31, 2022, 2021 or 2020. For the years ended December 31, 2022, 2021 and 2020, Amazon.com, Inc. and its affiliates ("Amazon") represented 11.3%, 11.7% and 13.3% of our consolidated revenues, respectively. Substantially all of this revenue was attributed to U.S. Domestic Package. Amazon accounted for approximately 15.5%, 15.5% and 18.1% of accounts receivable, net, included within the consolidated balance sheets as of December 31, 2022, 2021 and 2020, respectively.

NOTE 15. INCOME TAXES

The income tax expense (benefit) for the years ended December 31, 2022, 2021 and 2020 consists of the following (in millions):

	2022	2021	2020
Current:			
U.S. Federal	$ 2,006	$ 1,388	$ 839
U.S. State and Local	273	194	100
Non-U.S.	467	478	420
Total Current	2,746	2,060	1,359
Deferred:			
U.S. Federal	296	1,311	(725)
U.S. State and Local	136	273	(159)
Non-U.S.	99	61	26
Total Deferred	531	1,645	(858)
Total Income Tax Expense	$ 3,277	$ 3,705	$ 501

Income before income taxes includes the following components (in millions):

	2022	2021	2020
United States	$ 12,276	$ 14,220	$ (39)
Non-U.S.	2,549	2,375	1,883
Total Income Before Income Taxes:	$ 14,825	$ 16,595	$ 1,844

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31, 2022, 2021 and 2020 consists of the following:

	2022	2021	2020
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
U.S. state and local income taxes (net of federal benefit) [1]	2.0	2.2	(2.6)
Non-U.S. tax rate differential	0.1	—	1.6
U.S. federal tax credits	(0.5)	(0.4)	(3.6)
Goodwill and other asset impairments	—	—	5.1
Net uncertain tax positions	0.4	0.6	3.6
Other	(0.9)	(1.1)	2.1
Effective income tax rate	22.1 %	22.3 %	27.2 %

[1] The 2020 state tax impact to the effective tax rate is negative due to the favorable proportion of state tax credits in comparison to pretax income.

Our effective tax rate is affected by recurring factors, such as statutory tax rates in the jurisdictions in which we operate and the relative amounts of taxable income we earn in those jurisdictions. It is also affected by discrete items that may occur in any given year, but may not be consistent from year to year.

Our effective tax rate was 22.1% in 2022, compared with 22.3% in 2021 and 27.2% in 2020, primarily due to the effects of the aforementioned recurring factors and the following discrete tax items.

2022 Discrete Items

We recognized an income tax expense of $255 million related to pre-tax defined benefit pension and postretirement medical plan gains of $1.1 billion. This income tax expense was generated at a higher average tax rate than the 2022 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded pre-tax transformation strategy costs of $178 million during the year ended December 31, 2022. As a result, we recorded an additional income tax benefit of $36 million. This income tax benefit was generated at a lower average tax rate than the 2022 U.S. federal statutory tax rate due to the effect of foreign taxes.

We recorded pre-tax expenses of $505 million in connection with incentive compensation program design changes during the year ended December 31, 2022. As a result, we recorded an additional income tax benefit of $121 million. This income tax benefit was generated at a higher average tax rate than the 2022 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded pre-tax expenses of $76 million as a result of a reduction in estimated residual value for certain aircraft during the year ended December 31, 2022. As a result, we recorded an additional income tax benefit of $18 million. This income tax benefit was generated at a higher average tax rate than the 2022 U.S. federal statutory tax rate due to the effect of U.S. state and local taxes.

The recognition of excess tax benefits and deficiencies related to share-based compensation in income tax expense resulted in a net tax benefit of $95 million and reduced our effective tax rate by 0.6% during the year ended December 31, 2022.

2021 Discrete Items

We recognized an income tax expense of $784 million related to pre-tax defined benefit pension and postretirement medical plan gains of $3.3 billion. This income tax expense was generated at a higher average tax rate than the 2021 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded pre-tax transformation strategy costs of $380 million during the year ended December 31, 2021. As a result, we recorded an additional income tax benefit of $95 million. This income tax benefit was generated at a higher average tax rate than the 2021 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded a pre-tax gain of $46 million during the year ended December 31, 2021 related to the divestiture of UPS Freight. As a result, we recorded an additional income tax expense of $11 million. This income tax expense was generated at a higher average tax rate than the 2021 U.S. federal statutory tax rate due to the effect of U.S. state and local taxes.

The recognition of excess tax benefits and deficiencies related to share-based compensation in income tax expense resulted in a net tax benefit of $105 million and reduced our effective tax rate by 0.6% during the year ended December 31, 2021.

2020 Discrete Items

In the fourth quarter of 2020, we recognized an income tax benefit of $1.6 billion related to pre-tax defined benefit pension and postretirement medical plan losses of $6.5 billion. This income tax benefit was generated at a higher average tax rate than the 2020 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded pre-tax transformation strategy costs of $348 million during the year ended December 31, 2020. As a result, we recorded an additional income tax benefit of $83 million. This income tax benefit was generated at a higher average tax rate than the 2020 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded goodwill and other asset impairment charges of $686 million during the year ended December 31, 2020. As a result, we recorded an additional income tax benefit of $57 million. This income tax benefit was generated at a lower average tax rate than the U.S. federal statutory tax rate due to the portion of the costs related to goodwill impairment, which is not deductible for tax purposes.

The recognition of excess tax benefits and deficiencies related to share-based compensation in income tax expense resulted in a net tax benefit of $28 million and reduced our effective tax rate by 1.5% during the year ended December 31, 2020.

Our 2020 effective tax rate was also unfavorably impacted by new uncertain tax positions.

Other Items

Beginning in 2012, we were granted a tax incentive for certain of our non-U.S. operations, which was effective through December 31, 2021. During 2022, the tax incentive was renegotiated and extended through December 31, 2026. The tax incentive is conditional upon our meeting specific employment and investment thresholds. The impact of this tax incentive decreased non-U.S. tax expense by $47, $61 and $35 million (increased diluted earnings per share by $0.05, $0.07 and $0.04) for 2022, 2021 and 2020, respectively.

Deferred income tax assets and liabilities are comprised of the following as of December 31, 2022 and 2021 (in millions):

	2022	2021
Fixed assets and capitalized software	$ (5,819)	$ (5,808)
Operating lease right-of-use assets	(893)	(839)
Other	(708)	(593)
Deferred tax liabilities	(7,420)	(7,240)
Pension and postretirement benefits	637	1,620
Loss and credit carryforwards	242	342
Insurance reserves	603	587
Stock compensation	315	219
Accrued employee compensation	304	453
Operating lease liabilities	948	874
Other	331	318
Deferred tax assets	3,380	4,413
Deferred tax assets valuation allowance	(123)	(122)
Deferred tax asset (net of valuation allowance)	3,257	4,291
Net deferred tax asset (liability)	$ (4,163)	$ (2,949)
Amounts recognized in the consolidated balance sheets:		
Deferred tax assets	$ 139	$ 176
Deferred tax liabilities	(4,302)	(3,125)
Net deferred tax asset (liability)	$ (4,163)	$ (2,949)

The valuation allowance changed by $1, $34 and $34 million during the years ended December 31, 2022, 2021 and 2020, respectively.

We have a U.S. federal capital loss carryforward of $213 million as of December 31, 2022, $6 million of which expires on December 31, 2025, $156 million of which expires on December 31, 2026 and the remainder of which expires on December 31, 2027.

Further, we have U.S. state and local operating loss and credit carryforwards as follows (in millions):

	2022	2021
U.S. state and local operating loss carryforwards	$ 653	$ 924
U.S. state and local credit carryforwards	$ 46	$ 90

The U.S. state and local operating loss carryforwards and credits can be carried forward for periods ranging from one year to indefinitely. We also have non-U.S. loss carryforwards of $487 million as of December 31, 2022, the majority of which may be carried forward indefinitely. As indicated in the table above, we have established a valuation allowance for certain U.S. federal, state and non-U.S. carryforwards due to the uncertainty resulting from a lack of previous taxable income within the applicable tax jurisdictions and other limitations.

Undistributed earnings and profits ("E&P") of our foreign subsidiaries amounted to $5.6 billion as of December 31, 2022. Currently, $578 million of the undistributed E&P of our foreign subsidiaries is considered to be indefinitely reinvested and, accordingly, no deferred income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. state and local taxes and withholding taxes payable in various jurisdictions. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

In December 2017, the United States enacted into law the Tax Cuts and Jobs Act (the "Tax Act"), requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries. We elected to pay the tax over eight years based on an installment schedule outlined in the Tax Act. The remaining liability of $123 million is reflected in current and non-current liabilities on the consolidated balance sheets based on the timing of payment. This balance will be paid between 2023 and 2025.

The following table summarizes the activity related to our uncertain tax positions (in millions):

	Tax	Interest	Penalties
Balance as of January 1, 2020	$ 172	$ 52	$ 4
Additions for tax positions of the current year	61	—	—
Additions for tax positions of prior years	154	34	2
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(54)	(24)	(2)
Settlements during the period	—	(1)	—
Lapses of applicable statute of limitations	—	—	—
Balance as of December 31, 2020	333	61	4
Additions for tax positions of the current year	85	—	—
Additions for tax positions of prior years	107	23	—
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(42)	(4)	(2)
Settlements during the period	(3)	(2)	—
Lapses of applicable statute of limitations	—	—	—
Balance as of December 31, 2021	480	78	2
Additions for tax positions of the current year	56	—	—
Additions for tax positions of prior years	25	30	2
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(9)	(1)	—
Settlements during the period	(10)	(1)	—
Lapses of applicable statute of limitations	(9)	(2)	—
Balance as of December 31, 2022	$ 533	$ 104	$ 4

The total amount of gross uncertain tax positions as of December 31, 2022, 2021, and 2020 that, if recognized, would affect the effective tax rate was $533, $479, and $332 million, respectively. Our continuing policy is to recognize interest and penalties associated with income tax matters as a component of income tax expense.

We file income tax returns in the U.S. federal jurisdiction, most U.S. state and local jurisdictions, and many non-U.S. jurisdictions. We have substantially resolved all U.S. federal income tax matters for tax years prior to 2016.

A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. Items that may cause changes to unrecognized tax benefits include the allowance or disallowance of deductions, the timing of deductions and the allocation of income and expense between tax jurisdictions. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other unforeseen circumstances. Over the next twelve months, it is reasonably possible that the amount of unrecognized tax benefits may decrease by up to $175 million.

NOTE 16. EARNINGS PER SHARE

The earnings per share amounts are the same for class A and class B common shares as the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share amounts):

	2022	2021	2020
Numerator:			
Net income attributable to common shareowners	$ 11,548	$ 12,890	$ 1,343
Denominator:			
Weighted-average shares	868	869	862
Deferred compensation obligations	—	—	—
Vested portion of restricted shares	3	5	5
Denominator for basic earnings per share	871	874	867
Effect of Dilutive Securities:			
Restricted performance units	3	3	4
Stock options	1	1	—
Denominator for diluted earnings per share	875	878	871
Basic Earnings Per Share	$ 13.26	$ 14.75	$ 1.55
Diluted Earnings Per Share	$ 13.20	$ 14.68	$ 1.54

Diluted earnings per share for the years ended December 31, 2022, 2021 and 2020 exclude the effect of 0.1, 0.1 and 0.6 million shares, respectively, of common stock that may be issued upon the exercise of employee stock options because such effect would be antidilutive.

NOTE 17. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

Risk Management Policies

Changes in fuel prices, interest rates and foreign currency exchange rates impact our results of operations and we actively monitor these exposures. Where deemed appropriate, to manage the impact of these exposures on earnings and/or cash flows, we may enter into a variety of derivative financial instruments. We do not hold or issue derivative financial instruments for trading or speculative purposes.

Credit Risk Management

The forward contracts, swaps and options discussed below contain an element of risk that the counterparties may be unable to meet the terms of the agreements; however, we seek to minimize such risk exposures for these instruments by limiting the counterparties to banks and financial institutions that meet established credit guidelines. We may further manage credit risk through the use of zero threshold bilateral collateral provisions and/or early termination rights utilizing master netting arrangements, whereby cash is exchanged based on the net fair value of derivatives associated with each counterparty.

As of December 31, 2022 and 2021, we held cash collateral of $534 and $260 million, respectively, under these agreements. This collateral is included in *Cash and cash equivalents* in the consolidated balance sheets and is unrestricted. As of December 31, 2022 and 2021, no collateral was required to be posted with our counterparties.

Types of Hedges

Commodity Risk Management

Currently, the fuel surcharges that we apply in our domestic and international package businesses are the primary means of reducing the risk of adverse fuel price changes on our business. In order to mitigate the impact of fuel surcharges imposed on us by outside carriers, we regularly adjust the rates we charge for our freight brokerage services.

Foreign Currency Risk Management

To protect against the reduction in value of forecasted foreign currency cash flows from our international package business, we maintain a foreign currency cash flow hedging program. Our most significant foreign currency exposures relate to the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar. We generally designate and account for these contracts as cash flow hedges of anticipated foreign currency denominated revenue.

We also hedge portions of our anticipated cash settlements of principal and interest on certain foreign currency denominated debt. We generally designate and account for these contracts as cash flow hedges of forecasted foreign currency denominated transactions.

We hedge our net investment in certain foreign operations with foreign currency denominated debt instruments.

Interest Rate Risk Management

Our indebtedness under our various financing arrangements creates interest rate risk. We use a combination of derivative instruments as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing.

We have designated and account for the majority of our interest rate swaps that convert fixed-rate interest payments into floating-rate interest payments as fair value hedges of the associated debt instruments. We have designated and account for interest rate swaps that convert floating-rate interest payments into fixed-rate interest payments as cash flow hedges of the forecasted payment obligations.

We may periodically hedge the forecasted fixed-coupon interest payments associated with anticipated debt offerings by using forward starting interest rate swaps, interest rate locks or similar derivatives.

Outstanding Positions

The notional amounts of our outstanding derivative positions as of December 31, 2022 and 2021 were as follows (in millions):

		2022	2021
Currency hedges:			
Euro	EUR	4,115	4,257
British Pound Sterling	GBP	856	1,402
Canadian Dollar	CAD	1,598	1,633
Hong Kong Dollar	HKD	4,261	4,033
Interest rate hedges:			
Fixed to Floating Interest Rate Swaps	USD	—	1,000
Floating to Fixed Interest Rate Swaps	USD	28	28

As of December 31, 2022 and 2021, we had no outstanding commodity hedge positions.

Balance Sheet Recognition

The following table indicates the location in the consolidated balance sheets where our derivative assets and liabilities have been recognized, the fair value hierarchy level applicable to each derivative type and the related fair values of those derivatives.

We have master netting arrangements with substantially all of our counterparties giving us the right of offset for our derivative positions. However, we have not elected to offset the fair value positions of our derivative contracts recorded in the consolidated balance sheets. The columns labeled *Net Amounts if Right of Offset had been Applied* indicate the potential net fair value positions by type of contract and location in the consolidated balance sheets had we elected to apply the right of offset as of December 31, 2022 and 2021 (in millions):

Asset Derivatives	Balance Sheet Location	Fair Value Hierarchy Level	Gross Amounts Presented in Consolidated Balance Sheets		Net Amounts if Right of Offset had been Applied	
			2022	2021	2022	2021
Derivatives designated as hedges:						
Foreign currency exchange contracts	Other current assets	Level 2	$ 174	$ 100	$ 171	$ 82
Interest rate contracts	Other current assets	Level 2	—	11	—	11
Foreign currency exchange contracts	Other non-current assets	Level 2	250	123	226	90
Derivatives not designated as hedges:						
Foreign currency exchange contracts	Other current assets	Level 2	1	2	1	2
Total Asset Derivatives			$ 425	$ 236	$ 398	$ 185

Liability Derivatives	Balance Sheet Location	Fair Value Hierarchy Level	Gross Amounts Presented in Consolidated Balance Sheets		Net Amounts if Right of Offset had been Applied	
			2022	2021	2022	2021
Derivatives designated as hedges:						
Foreign currency exchange contracts	Other current liabilities	Level 2	$ 3	$ 19	$ —	$ 1
Foreign currency exchange contracts	Other non-current liabilities	Level 2	24	33	—	—
Interest rate contracts	Other non-current liabilities	Level 2	5	10	5	10
Total Liability Derivatives			$ 32	$ 62	$ 5	$ 11

Our foreign currency exchange rate, interest rate and investment market price derivatives are largely comprised of over-the-counter derivatives, which are primarily valued using pricing models that rely on market observable inputs such as yield curves, foreign currency exchange rates and investment forward prices; therefore, these derivatives are classified as Level 2.

Balance Sheet Location of Hedged Item in Fair Value Hedges

The following table indicates the amounts that were recorded in the consolidated balance sheets related to cumulative basis adjustments for fair value hedges as of December 31, 2022 and 2021 (in millions):

Line Item in the Consolidated Balance Sheets in Which the Hedged Item is Included	2022 Carrying Amount of Hedged Liabilities	2022 Cumulative Amount of Fair Value Hedge Adjustments	2021 Carrying Amount of Hedged Liabilities	2021 Cumulative Amount of Fair Value Hedge Adjustments
Long-Term Debt and Finance Leases	$ 280	$ 5	$ 1,290	$ 16

Income Statement and AOCI Recognition of Designated Hedges

The following table indicates the amount of gains and (losses) that have been recognized in the statements of consolidated income for fair value and cash flow hedges, as well as the associated gain or (loss) for the underlying hedged item for fair value hedges for the years ended December 31, 2022 and 2021 (in millions):

Location and Amount of Gain (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships	2022 Revenue	2022 Interest Expense	2022 Investment Income and Other	2021 Revenue	2021 Interest Expense	2021 Investment Income and Other
Gain or (loss) on fair value hedging relationships:						
Interest Contracts:						
Hedged items	$ —	$ 11	$ —	$ —	$ 20	$ —
Derivatives designated as hedging instruments	—	(11)	—	—	(20)	—
Gain or (loss) on cash flow hedging relationships:						
Interest Contracts:						
Amount of gain or (loss) reclassified from accumulated other comprehensive income	—	(10)	—	—	(11)	—
Foreign Currency Exchange Contracts:						
Amount of gain or (loss) reclassified from accumulated other comprehensive income	304	—	(1)	83	—	—
Total amounts of income and expense line items presented in the statement of income in which the effects of fair value or cash flow hedges are recorded	$ 304	$ (10)	$ (1)	$ 83	$ (11)	$ —

The following table indicates the amount of gains and (losses) that have been recognized in AOCI for the years ended December 31, 2022 and 2021 for those derivatives designated as cash flow hedges (in millions):

Derivative Instruments in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives 2022	Amount of Gain (Loss) Recognized in AOCI on Derivatives 2021
Interest rate contracts	$ 6	$ 2
Foreign currency exchange contracts	529	341
Total	$ 535	$ 343

As of December 31, 2022, there were $165 million of pre-tax gains related to cash flow hedges deferred in AOCI that are expected to be reclassified to income over the 12 month period ending December 31, 2023. The actual amounts that will be reclassified to income over the next 12 months will vary from this amount as a result of changes in market conditions. The maximum term over which we are hedging exposures to the variability of cash flows is approximately 9 years.

The following table indicates the amount of gains and (losses) that have been recognized in AOCI within foreign currency translation adjustment for the years ended December 31, 2022 and 2021 for those instruments designated as net investment hedges (in millions):

	Amount of Gain (Loss) Recognized in AOCI on Debt	
Non-derivative Instruments in Net Investment Hedging Relationships	**2022**	**2021**
Foreign denominated debt	$ 199	$ 225
Total	$ 199	$ 225

Income Statement Recognition of Non-Designated Derivative Instruments

Derivative instruments that are not designated as hedges are recorded at fair value with unrealized gains and losses reported in earnings each period. Cash flows from the settlement of derivative instruments appear in the statement of consolidated cash flows within the same categories as the cash flows of the hedged item.

We may periodically terminate interest rate swaps and foreign currency exchange forward contracts or enter into offsetting swap and foreign currency positions with different counterparties. As part of this process, we de-designate our original hedge relationship.

Amounts recorded in the statements of consolidated income related to fair value changes and settlements of interest rate swaps, foreign currency forward and investment market price forward contracts not designated as hedges for the years ended December 31, 2022 and 2021 (in millions) were as follows:

Derivative Instruments Not Designated in Hedging Relationships	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income	
		2022	**2021**
Foreign currency exchange contracts	Investment income and other	$ (69)	$ (28)
Total		$ (69)	$ (28)

NOTE 18. TRANSFORMATION STRATEGY COSTS

Our strategy includes a multi-year, enterprise-wide transformation of our organization. The program includes initiatives, as well as changes in processes and technology, that impact global direct and indirect operating costs.

The table below presents the transformation strategy costs for the years ended December 31, 2022, 2021 and 2020 (in millions):

	2022	**2021**	**2020**
Compensation and benefits	$ 46	$ 206	$ 211
Total other expenses	132	174	137
Total Transformation Strategy Costs	$ 178	$ 380	$ 348
Income Tax Benefit from Transformation Strategy Costs	(36)	(95)	(83)
After-Tax Transformation Strategy Costs	$ 142	$ 285	$ 265

The income tax effects of transformation strategy costs are calculated by multiplying the amount of the adjustments by the statutory tax rates applicable in each tax jurisdiction.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our Principal Executive Officer and Principal Financial and Accounting Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our Principal Executive Officer and Principal Financial and Accounting Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial and Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We continue to monitor and assess the effects of remote and hybrid work on our internal controls to minimize the impact on their design and operating effectiveness.

Management's Report on Internal Control Over Financial Reporting

UPS management is responsible for establishing and maintaining adequate internal control over financial reporting for United Parcel Service, Inc. and its subsidiaries (the "Company"). Based on the criteria for effective internal control over financial reporting established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed our internal control over financial reporting as effective as of December 31, 2022. The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of the consolidated balance sheets of United Parcel Service, Inc. and its subsidiaries as of December 31, 2022 and the related statements of consolidated income, consolidated comprehensive income and consolidated cash flows for the year ended December 31, 2022, has issued an attestation report on our internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareowners and Board of Directors of
United Parcel Service, Inc.
Atlanta, Georgia

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of United Parcel Service, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 20, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 20, 2023

Item 9B.   *Other Information*

None.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*
Information about our Executive Officers

Name and Office	Age	Principal Occupation and Employment For the Last Five Years
Carol B.Tomé Chief Executive Officer	66	Chief Executive Officer (2020 - present), Chief Financial Officer, The Home Depot, Inc. (2001 - 2019).
Norman M. Brothers, Jr. Executive Vice President; Chief Legal and Compliance Officer and Corporate Secretary	55	Chief Legal and Compliance Officer and Corporate Secretary (2020 - present), Senior Vice President, General Counsel and Corporate Secretary (2016 - 2020).
Nando Cesarone Executive Vice President; President, U.S.	51	President, U.S. (2020 - present), President, UPS International (2018 - 2020), Europe Region Manager (2016 - 2018).
Darrell Ford Executive Vice President; Chief Human Resources Officer and Chief Diversity, Equity and Inclusion Officer	58	Chief Human Resources Officer and Chief Diversity, Equity and Inclusion Officer (2022 - present), Chief Human Resources Officer (2021 - 2022), Chief Human Resources Officer, DuPont (2018 - 2020), Chief Human Resources Officer, Xerox Corporation (2015 - 2018).
Kate M. Gutmann Executive Vice President; President International, Healthcare and Supply Chain Solutions	54	President International, Healthcare and Supply Chain Solutions (2022 - present), Chief Sales and Solutions Officer, Executive Vice President, UPS Global Healthcare (2020 - 2022), Chief Sales and Solutions Officer; Senior Vice President The UPS Store and UPS Capital (2017 - 2019).
Laura Lane Executive Vice President; Chief Corporate Affairs, Communications and Sustainability Officer	56	Chief Corporate Affairs, Communications and Sustainability Officer (2020 - present), Chief Corporate Affairs and Communications Officer (August 2020 - October 2020), President, Global Public Affairs (2011 - 2020).
Brian Newman Executive Vice President; Chief Financial Officer	54	Chief Financial Officer (2021 - present), Chief Financial Officer and Treasurer (2019 - 2021), Executive Vice President, Finance and Operations, Latin America, PepsiCo, Inc. (2017 - 2019).
Bala Subramanian Executive Vice President; Chief Digital and Technology Officer	51	Chief Digital and Technology Officer (2022 - present), Chief Digital Officer, AT&T Inc. (2018 - 2022), Chief Digital Officer, Best Buy Co., Inc. (2017 - 2018).
Kevin Warren Executive Vice President; Chief Marketing Officer	60	Chief Marketing Officer (2018 - present), Executive Vice President and Chief Commercial Officer, Xerox Corporation (2017 - 2018).

Information about our directors will be presented under the caption "Our Board of Directors" in our definitive proxy statement for our meeting of shareowners to be held on May 4, 2023 (the "Proxy Statement") and is incorporated herein by reference.

Information about our Audit Committee will be presented under the caption "Our Board of Directors - Committees of the Board of Directors" and "Audit Committee Matters" in our Proxy Statement and is incorporated herein by reference.

Information about our Code of Business Conduct is presented under the caption "Where You Can Find More Information" in Part I, Item 1 of this report.

Information with respect to compliance with Section 16(a) of the Exchange Act will be presented under the caption "Delinquent Section 16(a) Reports" in our Proxy Statement and is incorporated herein by reference.

Item 11. *Executive Compensation*

Information about our board and executive compensation will be presented under the captions "Our Board of Directors - Director Compensation" and "Executive Compensation" in our Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information about security ownership will be presented under the caption "Ownership of Our Securities - Securities Ownership of Certain Beneficial Owners and Management" in our Proxy Statement and is incorporated herein by reference.

Information about our equity compensation plans will be presented under the caption "Executive Compensation - Equity Compensation Plans" in our Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information about transactions with related persons will be presented under the caption "Corporate Governance - Conflicts of Interest and Related Person Transactions" in our Proxy Statement and is incorporated herein by reference.

Information about director independence will be presented under the caption "Corporate Governance - Director Independence" in our Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information about aggregate fees billed to us by our principal accountant will be presented under the caption "Audit Committee Matters - Principal Accounting Firm Fees" in our Proxy Statement and is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(a) *Documents filed as a part of this report:*

1. *Financial Statements.*

See Item 8 for the financial statements filed with this report.

2. *Financial Statement Schedules.*

None.

3. *Exhibits.*

See the Exhibit Index below for a list of the exhibits incorporated by reference into or filed with this report.

(b) *Exhibits Required To Be Filed*

See Item 15(a) 3 above.

(c) *Financial Statement Schedules Required To Be Filed*

See Item 15(a) 2 above.

Item 16. *Form 10-K Summary*

None.

EXHIBIT INDEX

Exhibit No.		Description
3.1	—	Restated Certificate of Incorporation of United Parcel Service, Inc. (incorporated by reference to Exhibit 3.3 to Form 8-K filed on May 12, 2010).
3.2	—	Amended and Restated Bylaws of United Parcel Service, Inc. as of November 17, 2017 (incorporated by reference to Exhibit 3.1 to Form 8-K, filed on November 17, 2017).
4.1	—	Indenture dated as of December 18, 1997 (incorporated by reference to Exhibit T-3C to Form T-3 (No. 022-22295), filed on December 18, 1997) [1].
4.2	—	Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 1 to Form S-3 (No. 333-08369), filed on January 26, 1999) [1].
4.3	—	Form of First Supplemental Indenture to Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 1 to Form S-3 (No. 333-08369-01), filed on March 15, 2000).
4.4	—	Second Supplemental Indenture dated as of September 21, 2001 to Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4 to Form 10-Q for the quarter ended September 30, 2001).
4.5	—	Indenture dated as of August 26, 2003 (incorporated by reference to Exhibit 4.1 to Form S-3 (No. 333-108272), filed on August 27, 2003).
4.6	—	First Supplemental Indenture dated as of November 15, 2013 to Indenture dated as of August 26, 2003 (incorporated by reference to Exhibit 4.2 to Form S-3ASR (No. 333-192369), filed on November 15, 2013).
4.7	—	Second Supplemental Indenture dated as of May 18, 2017 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on May 18, 2017).
4.8	—	Indenture dated as of September 30, 2022, between UPS and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.4 to Form S-3 (File No.333-267664), filed on September 30, 2022).
4.9	—	Indenture dated as of September 30, 2022, between UPS and Truist Bank, as Trustee (incorporated by reference to Exhibit 4.5 to Form S-3 (File No.333-267664), filed on September 30, 2022).
4.10	—	Form of 6.20% Senior Notes due January 15, 2038 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on January 15, 2008).
4.11	—	Form of 4.875% Senior Notes due November 15, 2040 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 12, 2010).
4.12	—	Form of 3.625% Senior Notes due October 1, 2042 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on September 27, 2012).
4.13	—	Form of Floating Rate Senior Notes due December 15, 2064 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on December 15, 2014).
4.14	—	Form of Floating Rate Senior Notes due September 15, 2065 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on September 17, 2015).
4.15	—	Form of 1.625% Senior Notes due November 15, 2025 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 20, 2015).
4.16	—	Form of Floating Rate Senior Notes due March 15, 2066 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on April 1, 2016).
4.17	—	Form of 2.40% Senior Notes Due November 2026 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on October 25, 2016).
4.18	—	Form of 3.40% Senior Notes Due November 2046 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on October 25, 2016).
4.19	—	Form of 1.00% Senior Notes Due November 2028 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on October 25, 2016).
4.20	—	Form of Floating Rate Senior Notes due March 15, 2067 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 31, 2017).
4.21	—	Form of 2.125% Senior Notes due May 21, 2024 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on May 18, 2017).

4.22	—	Form of 0.375% Senior Notes due November 15, 2023 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on November 13, 2017).
4.23	—	Form of 1.500% Senior Notes due November 15, 2032 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 13, 2017).
4.24	—	Form of Floating Rate Senior Notes due April 1, 2023 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 14, 2017).
4.25	—	Form of 2.500% Senior Notes due April 1, 2023 (incorporated by reference to Exhibit 4.4 to Form 8-K, filed on November 14, 2017).
4.26	—	Form of 2.800% Senior Notes due November 15, 2024 (incorporated by reference to Exhibit 4.5 to Form 8-K, filed on November 14, 2017).
4.27	—	Form of 3.050% Senior Notes due November 15, 2027 (incorporated by reference to Exhibit 4.6 to Form 8-K, filed on November 14, 2017).
4.28	—	Form of 3.750% Senior Notes due November 15, 2047 (incorporated by reference to Exhibit 4.7 to Form 8-K, filed on November 14, 2017).
4.29	—	Form of Floating Rate Senior Notes due November 15, 2067 (incorporated by reference to Exhibit 4.8 to Form 8-K, filed on November 14, 2017).
4.30	—	Form of 3.400% Senior Notes due March 15, 2029 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 15, 2019).
4.31	—	Form of 4.250% Senior Notes due March 15, 2049 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on March 15, 2019).
4.32	—	Form of 2.200% Senior Notes due September 1, 2024 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 16, 2019).
4.33	—	Form of 2.500% Senior Notes due September 1, 2029 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on August 16, 2019).
4.34	—	Form of 3.400% Senior Notes due September 1, 2049 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on August 16, 2019).
4.35	—	Form of 3.900% Senior Notes due 2025 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on March 25, 2020).
4.36	—	Form of 4.450% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on March 25, 2020).
4.37	—	Form of 5.200% Senior Notes due 2040 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on March 25, 2020).
4.38	—	Form of 5.300% Senior Notes due 2050 (incorporated by reference to Exhibit 4.4 to Form 8-K filed on March 25, 2020).
4.39	—	Description of Securities (incorporated by reference to Exhibit 4.42 to Form 10-K for the year ended December 31, 2020).
10.1	—	UPS Retirement Plan Amendment and Restatement Effective January 1, 2014 (incorporated by reference to Exhibit 10.1 to Form 10-K for the year ended December 31, 2014).*
10.1(a)	—	Amendment No. 1 to UPS Retirement Plan, as Amended and Restated, effective as of June 30, 2016 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2016).*
10.1(b)	—	Amendment Four to the Amended and Restated UPS Retirement Plan effective June 23, 2017 (incorporated by reference to Exhibit 10.2 to Form 8-K, filed on June 27, 2017).*
10.2	—	Amended and Restated UPS 401(k) Savings Plan, effective as of January 1, 2023.*
10.3	—	Amended and Restated Restoration Savings Plan, effective as of January 1, 2023.*
10.4	—	Amendment One to the Amended and Restated UPS Excess Coordinating Benefit Plan effective June 23, 2017 (incorporated by reference to Exhibit 10.4 to Form 8-K, filed on June 27, 2017).*
10.4(a)	—	UPS Excess Coordinating Benefit Plan, as Amended and Restated, effective as of January 1, 2012 (incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended December 31, 2012).*

10.5	—	United Parcel Service, Inc. 2012 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Definitive Proxy Statement, filed on March 12, 2012).*
10.5(a)	—	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019).*
10.5(b)	—	UPS Stock Option Program Terms and Conditions effective as of January 1, 2012 (incorporated by reference to Exhibit 10.7(4) to the Form 10-K for the year ended December 31, 2011).*
10.6	—	Form of UPS Deferred Compensation Plan as Amended and Restated effective January 1, 2012 (incorporated by reference to Exhibit 10.6 to Form 10-K for the year ended December 31, 2018).*
10.6(a)	—	Amendment No. 1 to Amended and Restated UPS Deferred Compensation Plan (incorporated by reference to Exhibit 10.7(1) to the Form 10-K for the year ended December 31, 2012).*
10.7	—	2015 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Definitive Proxy Statement filed on March 24, 2015).*
10.8	—	2018 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Definitive Proxy Statement filed on March 16, 2018).*
10.8(a)	—	UPS Management Incentive Program Amended and Restated Terms and Conditions effective November 8, 2018 (incorporated by reference to Exhibit 10.8(a) to Form 10-K for the year ended December 31, 2018).*
10.8(b)	—	UPS Stock Option Program Amended and Restated Terms and Conditions effective November 8, 2018 (incorporated by reference to Exhibit 10.8(b) to Form 10-K for the year ended December 31, 2018).*
10.9	—	Form of Protective Covenant Agreement between the Company and Kevin Warren (incorporated by reference to Exhibit 10.12 to Form 10-K for the year ended December 31, 2018).*
10.10	—	Employment offer letter agreement between the Company and Brian Newman, dated August 7, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 13, 2019).*
10.11	—	Protective Covenant Agreement between the Company and Brian Newman, dated August 7, 2019 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on August 13, 2019).*
10.12	—	UPS Long-Term Incentive Performance Program Amended and Restated Terms and Conditions effective as of February 13, 2020 (incorporated by reference to Exhibit 10.16 to Form 10-K for the year ended December 31, 2019).*
10.13	—	Employment offer letter agreement between UPS and Carol B Tomé, dated March 11, 2020 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on March 13, 2020).*
10.14	—	Protective Covenant Agreement between UPS and Carol Tomé, dated March 11, 2020 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on March 13, 2020).*
10.15	—	Form of Protective Covenant Agreement between UPS and each of Nando Cesarone and Kate Gutmann (incorporated by reference to Exhibit 10.19 to Form 10-K for the year ended December 31, 2020).*
10.16	—	Retention Arrangement Letter between UPS and Nando Cesarone, dated April 15, 2020 (incorporated by reference to Exhibit 10.20 to Form 10-K for the year ended December 31, 2020).*
10.17	—	Employment offer letter agreement between UPS and Bala Subramanian, dated May 24, 2022.*
10.18	—	Protective Covenant Agreement between UPS and Bala Subramanian, dated May 24, 2022.*
10.19	—	United Parcel Service, Inc. Key Employee Severance Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on May 10, 2022).*
10.20	—	UPS Management Incentive Program Amended and Restated Terms and Conditions effective November 3, 2022.*
10.21	—	UPS Management Incentive Program Amended and Restated Terms and Conditions effective January 1, 2023.*
10.22	—	Retention Arrangement Letter between UPS and Kate Gutmann, dated April 15, 2020 (incorporated by reference to Exhibit 10.21 to Form 10-K for the year ended December 31, 2020).*
10.23	—	UPS Long-Term Incentive Performance Program Amended and Restated Terms and Conditions effective as of March 25, 2021 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2021).*
10.24	—	United Parcel Service, Inc. 2021 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the definitive proxy statement on Schedule 14A filed March 29, 2021).*
21	—	Subsidiaries.

23	—	Consent of Deloitte & Touche LLP.
31.1	—	Certificate of the Principal Executive Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	—	Certificate of the Principal Financial and Accounting Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	—	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	—	Certification of the Principal Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	—	The following financial information from the Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements.
104	—	Cover Page Interactive Data File - The cover page from this Annual Report on Form 10-K for the year ended December 31, 2022 is formatted in iXBRL (included as Exhibit 101).

_____

(1)   Filed in paper format.

*   Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, United Parcel Service, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED PARCEL SERVICE, INC.
(REGISTRANT)

By: /S/ CAROL B. TOMÉ

Carol B. Tomé
Chief Executive Officer (Principal Executive Officer)

Date: February 20, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ CAROL B. TOMÉ **Carol B. Tomé**	Chief Executive Officer (Principal Executive Officer)	February 20, 2023
/S/ BRIAN O. NEWMAN **Brian O. Newman**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 20, 2023
/S/ RODNEY C. ADKINS **Rodney C. Adkins**	Director	February 20, 2023
/S/ EVA C. BORATTO **Eva C. Boratto**	Director	February 20, 2023
/S/ MICHAEL J. BURNS **Michael J. Burns**	Director	February 20, 2023
/S/ WAYNE M. HEWETT **Wayne M. Hewett**	Director	February 20, 2023
/S/ ANGELA HWANG **Angela Hwang**	Director	February 20, 2023
/S/ KATE E. JOHNSON **Kate E. Johnson**	Director	February 20, 2023
/S/ WILLIAM R. JOHNSON **William R. Johnson**	Director	February 20, 2023
/S/ ANN M. LIVERMORE **Ann M. Livermore**	Director	February 20, 2023
/S/ FRANCK J. MOISON **Franck J. Moison**	Director	February 20, 2023
/S/ CHRISTIANA SMITH SHI **Christiana Smith Shi**	Director	February 20, 2023
/S/ RUSSELL STOKES **Russell Stokes**	Director	February 20, 2023
/S/ KEVIN M. WARSH **Kevin M. Warsh**	Director	February 20, 2023

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	Operating Profit	
	2022	2021
Reported / GAAP	$13,094	$12,810
Incentive compensation program redesign	505	–
Long-lived asset estimated residual value changes	76	–
Transformation & other	178	334
Adjusted	$13,853	$13,144

	Operating Profit					
	U.S. Domestic Package		International Package		Supply Chain Solutions	
	2022	2021	2022	2021	2022	2021
Reported / GAAP	$6,997	$6,436	$4,326	$4,646	$1,771	$1,728
Incentive compensation program redesign	431	–	30	–	44	–
Long-lived asset estimated residual value changes	25	–	51	–	–	–
Transformation & other	121	281	12	74	45	(21)
Adjusted	$7,574	$6,717	$4,419	$4,720	$1,860	$1,707

	Operating Margin	
	2022	2021
Reported / GAAP	13.0%	13.2%
Incentive compensation program redesign	0.5%	0.0%
Long-lived asset estimated residual value changes	0.1%	0.0%
Transformation & other	0.2%	0.3%
Adjusted	13.8%	13.5%

	Operating Margin					
	U.S. Domestic Package		International Package		Supply Chain Solutions	
	2022	2021	2022	2021	2022	2021
Reported / GAAP	10.9%	10.7%	22.0%	23.8%	10.8%	9.9%
Incentive compensation program redesign	0.7%	0.0%	0.1%	0.0%	0.2%	0.0%
Long-lived asset estimated residual value changes	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%
Transformation & other	0.2%	0.4%	0.1%	0.4%	0.3%	-0.1%
Adjusted	11.8%	11.1%	22.4%	24.2%	11.3%	9.8%

	Reconciliation of Free Cash Flow (Non-GAAP measure)	
	2022	2021
Cash Flows from Operating Activities (GAAP)	$14,104	$15,007
Capital Expenditures	(4,769)	(4,194)
Proceeds from disposals of property, plant and equipment	12	24
Net Change in Finance Receivables	24	34
Other Investing Activities	(333)	18
Free Cash Flow (Non-GAAP)	$ 9,038	$10,889

	Reconciliation of Adjusted Return on Invested Capital (Non-GAAP measure)	
	2022	2021
Net Income	$11,548	$12,890
Add back (deduct):		
Income tax expense	3,277	3,705
Interest expense	704	694
Other pension (income) expense	(2,251)	(4,457)
Investment (income) expense and other	(184)	(22)
Operating profit	13,094	12,810
Incentive compensation program redesign	505	–
Long-lived asset estimated residual value changes	76	–
Transformation and other	178	334
Adjusted operating profit	$13,853	$13,144
Average debt and finance leases, including current maturities	20,789	23,285
Average pension and postretirement benefit obligations	6,427	11,932
Average shareowners' equity	17,036	7,469
Average invested capital	$44,252	$42,686
Net income to average invested capital	26.1%	30.2%
Adjusted Return on Invested Capital (Non-GAAP)	31.3%	30.8%

	Reconciliation of Adjusted Debt to Adjusted EBITDA (Non-GAAP measure)	
	2022	2021
Net income	$11,548	$12,890
Add back:		
Income tax expense	3,277	3,705
Interest expense	704	694
Depreciation & amortization	3,188	2,953
EBITDA	18,717	20,242
Add back (deduct):		
Incentive compensation program redesign	505	–
Transformation and other	178	334
Defined benefit plan (gains) and losses	(1,061)	(3,272)
Investment income and other pension income	(1,374)	(1,207)
Adjusted EBITDA	$16,965	$16,097
Debt and finance leases, including current maturities	$19,662	$21,915
Add back:		
Non-current pension and postretirement benefit obligations	4,807	8,047
Adjusted total debt	$24,469	$29,962
Adjusted total debt/Net Income	2.12	2.32
Adjusted total debt/adjusted EBITDA (Non-GAAP)	1.44	1.86

Note: The adjustments denoted in the tables above are further described in our annual reports on Form 10-K for the years ended December 31, 2022 and 2021.

Note: We supplement the reporting of our financial information determined under generally accepted accounting principles in the United States ("GAAP") with certain non-GAAP adjusted financial measures.

Adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our adjusted financial measures do not represent a comprehensive basis of accounting and therefore may not be comparable to similarly titled measures reported by other companies.

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INVESTOR INFORMATION

ANNUAL MEETING
Our annual meeting of shareowners will be held virtually at 8 a.m. on May 4, 2023 at www.virtualshareholdermeeting.com/UPS2023. Shareowners of record as of March 9, 2023 are entitled to vote at the meeting.

GO PAPERLESS
Go paperless and sign up for e-delivery of your UPS Proxy materials. To sign up, go to icsdelivery.com/ups and select electronic delivery of proxy materials.

INVESTOR RELATIONS
You can contact our Investor Relations Department at:

> **UPS**
> 55 Glenlake Parkway, NE
> Atlanta, GA 30328-3474
> 800.877.1503 or 404.828.6059
> investors.ups.com

EXCHANGE LISTING
Our Class B common stock is listed on the New York Stock Exchange under the symbol "UPS."

TRANSFER AGENT AND REGISTRAR
Computershare
Send notices of address changes or questions regarding account status, stock transfer, lost certificates, or dividend payments to:

> **Regular Mail**
> UPS
> c/o Computershare
> P.O. Box 43084
> Providence, RI 02940-3084
>
> *or:*
>
> **Expedited Delivery**
> UPS
> c/o Computershare
> 150 Royall St., Suite 101
> Canton, MA 02021

FORM 10-K
Our Annual Report on Form 10-K for the year ended December 31, 2022 forms part of the UPS 2022 Annual Report. If you would like an additional copy of our Form 10-K, you can access it through the Investor Relations website at investors.ups.com or at the Securities and Exchange Commission website, sec.gov. The Form 10-K also is available free of charge by calling, contacting via the website or writing to the Investor Relations Department.

UPS SHAREOWNER SERVICES
Convenient access 24 hours a day, seven days a week.

> **Class A Common Shareowners**
> www.computershare.com/ups
> 888.663.8325

> **Class B Common Shareowners**
> www.computershare.com/ups
> 800.758.4674

Calls from outside the United States: 201.680.6612
TDD for hearing impaired: 800.231.5469
TDD for non-U.S. shareowners: 201.680.6610

DIRECT STOCK PURCHASE PLAN
To make an initial purchase of UPS Class B Common Stock online, visit www.computershare.com/Investor and click "Make a Purchase" in the upper right, next to the Help button. Follow the instructions provided to get started, select a company to invest in and access the Enrollment Wizard.

Current Class B shareowners can enroll in the plan online by accessing their accounts through www.computershare.com/ups or by calling 800.758.4674.

DIVIDEND REINVESTMENT PLAN
To reinvest dividends in additional UPS shares:

> **Class A and B Shareowners**
> www.computershare.com/ups

ONLINE ACCESS TO SHAREOWNER ACCOUNT MATERIALS
Enroll in E-Communications, a self-service program that provides electronic notification and secure access to shareowner communications. To enroll, access your account at www.computershare.com/ups. After accessing your account, click the "What would you like to do" dropdown menu in the upper left of the page. Under "Holdings" click "Manage My Stock," select "My Profile," click "Update" under "E-Communications" and follow the enrollment instructions.

UPS WEBSITES
Investor Relations . . . . investors.ups.com

UPS Corporate . . . . ups.com

Sustainability/
Corporate Responsibility . . . about.ups.com


